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As filed with the Securities and Exchange Commission on June 25, 2002

Registration No. 333-85938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE MANITOWOC COMPANY, INC.
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization	3531 (Primary Standard Industrial Classification Code Number)	39 0448110 (I.R.S. Employer Identification Number)

500 South 16th Street
Manitowoc, WI 54221-0066
(920) 684-4410
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

MAURICE D. JONES, Esq. General Counsel and Secretary The Manitowoc Company, Inc. 500 South 16th Street Manitowoc, WI 54221-0066 (920) 684-4410
(Name, address, including zip code, and telephone number, including area code of agent for service)

with copies to:
Fredrick G. Lautz, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, WI 53202	Mark J. Klaiber, Esq. General Counsel and Secretary Grove Investors, Inc. 1565 Buchanan Trail East Shady Grove, PA 17256-0021	Brian W. Duwe, Esq. Skadden, Arps, Slate, Meagher & Flom (Illinois) 333 West Wacker Drive Chicago, IL 60606

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

GROVE INVESTORS, INC.
1565 Buchanan Trail East
Shady Grove, Pennsylvania 17256

Dear Stockholder:

        The board of directors of Grove Investors, Inc. has approved the merger of a wholly owned subsidiary of The Manitowoc Company, Inc. into Grove. As a result of the merger, Grove will become a wholly owned subsidiary of Manitowoc.

        I cordially invite you to attend a special meeting of Grove stockholders to be held on July 31, 2002 at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Chicago, Illinois 60606 to vote on a proposal to approve and adopt the merger agreement and the merger. We cannot complete the merger unless the holders of a majority of the outstanding shares of Grove common stock vote in favor of the proposal.

        I also ask that you consider becoming a party to the stock restriction and registration rights agreement which has been included with this proxy statement and prospectus. Becoming a party to that agreement will affect your ability to resell the shares of Manitowoc common stock you receive in the merger. Manitowoc will not be required to complete the merger unless holders of Grove common stock and options who together represent at least 70% of the aggregate of all outstanding Grove shares plus shares of Grove common stock issuable upon the exercise of stock options become parties to the stock restriction and registration rights agreement.

        If we complete the merger, each share of Grove common stock that you own will be converted into shares of Manitowoc common stock, unless you exercise appraisal rights under Delaware law. The number of shares of Manitowoc stock you receive will depend on the price of Manitowoc common stock during the ten trading days ending on the second trading day prior to the completion of the merger. If the average closing price of Manitowoc common stock during this period is between $31.20 and $42.21 per share, then the number of shares of Manitowoc common stock you receive in exchange for each of your shares of Grove stock will be determined by dividing $14.00 by the average closing price of Manitowoc stock during this period. If the average closing price of Manitowoc stock during this period is $31.20 or less, then you will receive 0.4487 shares of Manitowoc stock in exchange for each of your shares of Grove stock. If the average closing price of Manitowoc stock during this period is $42.21 or more, then you will receive 0.3317 shares of Manitowoc stock in exchange for each of your shares of Grove stock. On June 24, 2002, the closing price of Manitowoc common stock was $36.40. There is no public trading market for Grove common stock. Manitowoc common stock is quoted on the New York Stock Exchange under the symbol "MTW."

        If the merger agreement is approved and all other conditions described in the merger agreement have been met or waived, the merger is expected to occur as soon as possible after the special meeting.

        After careful consideration, your board of directors has unanimously determined that the merger is advisable and in the best interests of Grove and its stockholders and unanimously recommends that Grove stockholders vote FOR approval and adoption of the merger agreement and the merger.

        Your response is very important.    The accompanying proxy statement and prospectus describes the terms and conditions of the merger agreement and the stock restriction and registration rights agreement and includes, as Annex A and Annex B, respectively, the complete text of each agreement. I urge you to read the enclosed materials carefully for a complete description of each agreement. In particular, you should read the "Risk Factors" section beginning on page 24 for a description of various risks you should consider in evaluating the proposed transaction. Whether or not you plan to attend the special meeting in person and regardless of the number of shares you own, please promptly complete, sign, date and return the enclosed proxy card and, if you wish to become a party to the stock restriction and registration rights agreement, a signed copy of that agreement. I look forward to seeing you at the special meeting.

                      Sincerely,

                      Jeffry D. Bust
                       Chairman and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of Manitowoc common stock to be issued under this proxy statement and prospectus or passed upon the adequacy or accuracy of this proxy statement and prospectus. Any representation to the contrary is a criminal offense.

        This proxy statement and prospectus does not cover any resale of the securities to be received by stockholders of Grove upon consummation of the merger, and no person is authorized to make any use of this proxy statement and prospectus in connection with any such resale.

        This proxy statement and prospectus is dated June 26, 2002, and is first being mailed to Grove stockholders on or about June 28, 2002.

GROVE INVESTORS, INC.
1565 Buchanan Trail East
Shady Grove, Pennsylvania 17256

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 31, 2002

TO THE STOCKHOLDERS OF GROVE INVESTORS, INC.:

        A special meeting of stockholders of Grove Investors, Inc. will be held on July 31, 2002, at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Chicago, Illinois 60606, commencing at 10:00 a.m., local time, for the following purposes:

          (1)  To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 18, 2002 (a copy of which is attached as Annex A to the proxy statement and prospectus accompanying this notice), as it may be amended, among Grove, The Manitowoc Company, Inc., and Giraffe Acquisition, Inc., a direct wholly owned subsidiary of Manitowoc, and the merger provided for therein.

          (2)  To consider and transact such other business as may properly be brought before the special meeting or any adjournment thereof.

        After careful consideration, your board of directors has unanimously declared that the merger agreement and the merger are advisable and in the best interests of Grove and its stockholders. THE GROVE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. We urge you to read the accompanying proxy statement and prospectus carefully for a description of the proposed merger.

        Pursuant to the merger agreement, holders of Grove common stock are entitled to appraisal rights in connection with the merger in accordance with Delaware law.

        The record date for determining the stockholders who will receive notice of and be entitled to vote at the special meeting is June 28, 2002. You may examine a list of the Grove stockholders who are entitled to vote at the special meeting during ordinary business hours at Grove's principal offices for the ten days prior to the special meeting.

                      By Order of the Board of Directors,

                      Mark J. Klaiber
                       Secretary

Shady Grove, Pennsylvania
June 26, 2002

YOUR RESPONSE IS VERY IMPORTANT

        Whether or not you plan to attend the special meeting, please promptly complete, sign and date the enclosed proxy card and, if you wish to become a party to the stock restriction and registration rights agreement, sign a copy of that agreement, and return them in the enclosed postage-paid envelope. Stockholders who attend the special meeting may revoke their proxies and vote in person if they desire. Stockholders may also deliver signed copies of the stock restriction and registration rights agreement at the special meeting. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARDS AT THIS TIME. Do not send in your stock certificates until you receive a letter of transmittal.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT	1
SUMMARY	6
The Companies	6
The Merger, the Merger Agreement and the Stock Restriction and Registration Rights Agreement	7
Material United States Federal Income Tax Consequences of the Merger	7
Interests of the Grove Directors and Officers in the Merger	7
Appraisal Rights of Dissenting Shareholders	8
Special Meeting of Grove Stockholders	8
Stockholder Vote Required	9
Grove Board of Directors' Recommendation	9
Opinion of Grove Financial Advisor	9
Share Ownership of Management	9
Ownership of Manitowoc After the Merger	9
Regulatory Approvals	10
Other Material Aspects of the Merger and the Merger Agreement	10
Comparison of Shareholder Rights	11
Comparative Per Share Market Price and Dividend Information	12
Manitowoc Summary Financial Information	14
Manitowoc Selected Historical Financial and Other Data	17
Grove Selected Consolidated Financial Data	19
Capitalization	20
Comparative Per Share Data	21
FORWARD-LOOKING STATEMENTS	23
RISK FACTORS	24
THE SPECIAL MEETING OF GROVE STOCKHOLDERS	31
Date, Time and Place	31
Matters to be Considered at the Grove Special Meeting	31
Record Date; Stock Entitled to Vote; Quorum	31
Votes Required	31
Share Ownership of Management	31
Voting of Proxies	32
THE MERGER AND THE MERGER AGREEMENT	33
General; Consideration for Grove Shares	33
Background of the Merger	34
Manitowoc's Reasons for the Merger	36
Recommendations of the Grove Board of Directors; Reasons for the Merger	37
Opinion of Salomon Smith Barney Inc.	38
Interests of Certain Persons in the Merger	42
Employee Plans	43
Management and Operations of Grove After the Merger	44
Conduct of Business Pending the Merger	44
Representations, Warranties and Covenants	46
Conditions to the Merger	47
No Solicitation; Termination Fee	48
Termination of the Merger Agreement	50
Amendments and Waiver	52

i

Indemnification of Grove's Directors and Officers	52
Merger Consideration	52
Effective Time	53
Conversion of Shares; Exchange of Grove Certificates; No Fractional Shares	53
Regulatory Requirements and Approvals	55
Accounting Treatment	55
Resale of Manitowoc Common Stock	55
THE STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT	57
General	57
Shareholders Representative	57
Restrictions on Resale	58
Demand Underwritten Offering	59
Pre-Approved Brokerage and Underwriting Firms	60
Suspension	61
Piggyback Registration	61
Expenses	62
Amendment and Waivers	62
Other Terms and Conditions	62
Procedure for Becoming a Party to the Stock Restriction and Registration Rights Agreement	62
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	63
MANITOWOC BUSINESS	65
GROVE BUSINESS	65
GROVE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	66
PRINCIPAL STOCKHOLDERS OF GROVE	76
DESCRIPTION OF MANITOWOC CAPITAL STOCK	78
Common Stock	78
Preferred Stock	78
Common Stock Purchase Rights	79
Certain Statutory Provisions	79
COMPARISON OF SHAREHOLDER RIGHTS	82
Comparison of Manitowoc Articles and Bylaws to Grove Certificate and By-laws	82
Comparison of Other Aspects of Delaware and Wisconsin Law	85
RIGHTS OF DISSENTING STOCKHOLDERS	87
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS	90
Unaudited Pro Forma Condensed Consolidated Combined Statement of Earnings Year Ended December 31, 2001	92
Notes to Unaudited Pro Forma Condensed Consolidated Combined Statement of Earnings	93
Unaudited Pro Forma Condensed Consolidated Combined Statement of Earnings Three Months Ended March 31, 2002	96
Notes to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Earnings	97
Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet	99
Notes to Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet	100
LEGAL MATTERS	102

ii

EXPERTS	102
FUTURE STOCKHOLDER PROPOSALS	102
AVAILABLE INFORMATION	103
INCORPORATION BY REFERENCE	103
TABLE OF CONTENTS FOR HISTORICAL FINANCIAL STATEMENTS	F-1
ANNEX A: Merger Agreement	A-1
ANNEX B: Stock Restriction and Registration Rights Agreement	B-1
ANNEX C: Section 262 of Delaware General Corporation Law	C-1
ANNEX D: Opinion of Grove Financial Advisor	D-1

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of the document.

        This proxy statement and prospectus incorporates important business and financial information about Manitowoc that is not included in or delivered with this document. That information is available without charge to Grove stockholders by calling or writing to Manitowoc at the following address:

The Manitowoc Company, Inc.
500 South 16th Street
Manitowoc, WI 54221-0066
Tel.: (920) 684-4410
Attn: Maurice D. Jones

        To obtain timely delivery of this information from Manitowoc, you must request the information no later than five business days before the date of the special stockholders meeting. Therefore, you must request this information no later than July 24, 2002. The information is also available from the SEC through its web site at www.sec.gov and on Manitowoc's web site at www.manitowoc.com. See "Available Information" and "Incorporation by Reference."

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT

Q:	What am I being asked to vote on?
A:
You are being asked to vote to approve and adopt the merger agreement entered into between Grove and Manitowoc and the merger contemplated by the merger agreement. In the merger, Giraffe Acquisition, Inc., a newly formed, wholly owned subsidiary of Manitowoc, will be merged with and into Grove. After the merger is completed, Grove, which will be the company surviving the merger, will be a wholly owned subsidiary of Manitowoc.
Q:	What will I receive in the merger?
A:
The consideration you receive if the merger is completed will depend on the average closing price of Manitowoc common stock during the 10-day trading period ending on and including the trading day that is two trading days before the merger is completed.

• You will receive a number of Manitowoc shares equal to $14.00 divided by the average Manitowoc closing price in exchange for each share of Grove common stock that you own if the average closing price of Manitowoc common stock during this period is between $31.20 and $42.21 per share.
• You will receive 0.4487 Manitowoc shares per Grove share if the average closing price of Manitowoc common stock during this period is $31.20 or below.
• You will receive 0.3317 Manitowoc shares per Grove share if the average closing price of Manitowoc common stock during this period is $42.21 or above.
Manitowoc will not issue fractional shares. Instead, Grove stockholders will receive a cash payment for any fractional shares.
Q:	Does Grove's board support the merger?
A:
Yes. Grove's board of directors has unanimously determined that the merger is advisable and in the best interests of Grove and its stockholders and recommends that Grove stockholders vote for approval and adoption of the merger agreement and the merger.
Q:	When and where is the special stockholder meeting?
A:	The special meeting will take place on July 31, 2002 at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Chicago, Illinois 60606.
Q:	Who can vote at the Grove special meeting of stockholders?
A:	You can vote at the special meeting if you owned shares of Grove common stock at the close of business on June 28, 2002.
Q:	What stockholder vote is required to approve and adopt the merger agreement and the merger?
A:
Approval and adoption of the merger agreement and the merger requires the affirmative vote of the holders of a majority of the shares of Grove common stock outstanding on the record date. Stockholders will have one vote for each share of common stock owned by them. In addition, if holders of at least 70% of the aggregate of all outstanding shares of Grove common stock plus shares of Grove common stock issuable upon the exercise of Grove stock options do not sign and return the stock restriction and registration rights agreement, Manitowoc will not be required to complete the merger.
Q:	What happens if I do not vote?
A:
Since the affirmative vote of the holders of a majority of the outstanding shares is required to approve the merger agreement and the merger, a failure to vote will have the same effect as a vote "against" the merger.

Q:	Is there any requirement that Grove stockholders sign and return the stock restriction and registration rights agreement?
A:
No. However, Manitowoc is not required to complete the merger if it does not receive executed agreements from holders of a number of shares of Grove common stock sufficient to meet the closing condition mentioned above.
Q:	May Grove stockholders vote on the merger without signing and returning the stock restriction and registration rights agreement?
A:
Yes. You may vote "for" or "against" the merger, or you may elect to abstain, without signing and returning the stock restriction and registration rights agreement. Solely voting on the merger will neither give you rights under the stock restriction and registration rights agreement nor subject you to the transfer restrictions imposed on shares of Manitowoc stock by the terms of the stock restriction and registration rights agreement.
Q:	Will Grove stockholders be bound in any way to the stock restriction and registration rights agreement if the merger does not occur?
A:
No. Your signed stock restriction and registration rights agreement will be delivered to Manitowoc, and the Manitowoc stock that is the subject of that agreement will be issued, only if and when the merger occurs. Accordingly, stockholders who sign the stock restriction and registration rights agreement will not be bound in any way if the merger does not occur.
Q:	What will happen if a sufficient number of Grove stockholders do not sign and return the stock restriction and registration rights agreement?
A:
Manitowoc will have the option not to complete the merger. If Manitowoc does not complete the merger, Grove stockholders will continue to hold unregistered shares of Grove common stock. Alternatively, Manitowoc could elect to waive this condition and complete the merger even though it has received executed stock restriction and registration rights agreements from holders of less than 70% of the aggregate of all outstanding shares of Grove common stock and shares of Grove common stock issuable upon the exercise of Grove stock options. If Manitowoc should elect to so waive this condition, upon the completion of the merger, Manitowoc and each person who has signed and returned the stock restriction and registration rights agreement nevertheless would be bound by the terms of that agreement.

If Grove receives signed stock restriction and registration rights agreements representing less than 60% of all outstanding shares of Grove stock and shares of Grove stock issuable upon the exercise of outstanding options, and if Manitowoc elects to waive the 70% closing condition and nevertheless complete the merger, Manitowoc will first notify each person who has signed and returned the stock restriction and registration rights agreement of Manitowoc's intention to waive the condition and will ask the person to reaffirm his or her election to become a party to that agreement. Manitowoc will postpone completing the merger for at least five business days following that notice to provide the applicable Grove stockholders an opportunity to reaffirm their agreement in the manner specified in the notice. If the parties subsequently complete the merger, only those Grove stockholders who have so reaffirmed their agreement prior to the completion of the merger will have rights under the stock restriction and registration rights agreement and will be bound by its terms.

Because Manitowoc may waive this 70% closing condition and complete the merger based on a lower percentage of participation in the stock restriction and registration rights agreement without resoliciting a vote on the merger by the Grove stockholders, if this 70% threshold is especially important to you, you may wish to vote against the merger.

Q:	Have any Grove stockholders agreed to become parties to the stock restriction and registration rights agreement?
A:
Grove stockholders are first receiving the opportunity to become parties to the stock restriction and registration rights agreement with the distribution of this proxy statement and prospectus. Accordingly, no Grove stockholders have yet become parties to that agreement. However, each director and executive officer of Grove who beneficially owns shares of Grove common stock has indicated that he intends to execute and become a party to the stock restriction and registration rights agreement.
Q:	What would my rights and obligations be if I signed and returned the stock restriction and registration rights agreement?
A:	If you sign and return the stock restriction and registration rights agreement, you agree that:

• you will not maintain any short position you have in any Manitowoc common stock which was entered into after March 18, 2002, the date the merger was announced (even if that requires you to terminate a short position you entered into prior to your signing the stock restriction and registration rights agreement);
• you will not transfer or pledge the shares of Manitowoc common stock received in the merger for at least 90 days following the completion of the merger;
• for up to one year after the 90th day following the completion of the merger, you will only make sales of Manitowoc common stock received in the merger through a specified brokerage firm; and

• for up to one year after the 90th day following the completion of the merger, you and all other parties to the stock restriction and registration rights agreement will not be permitted to sell in the aggregate in any week a number of shares of Manitowoc common stock received in the merger in excess of 25% of Manitowoc's average weekly trading volume during the preceding eight weeks.

Solely for purposes of illustration, if the merger had occurred on or before May 31, 2002, Grove stockholders who became parties to the stock restriction and registration rights agreement and who wished to resell all or a portion of their Manitowoc stock during the week of June 3, 2002 would have been limited, as a group, to reselling an aggregate of 92,768 Manitowoc shares received in the merger, which is 25% of the average weekly trading volume of Manitowoc's common stock during the eight-week period from April 8, 2002 through May 31, 2002. Note that, for purposes of calculating the average weekly trading volume of Manitowoc common stock, the number of Manitowoc shares sold pursuant to the stock restriction and registration rights agreement during any particular week would be excluded.
While these obligations are in effect, you will have the right to sell any shares of Manitowoc common stock received in the merger:
• by participating in a Manitowoc registration of its common stock, if there is one; or

• after the 90th day following the completion of the merger, if holders of a sufficient number of shares of Manitowoc common stock received in the merger have demanded that Manitowoc register their stock for resale in an underwritten offering and you participate in that underwritten offering.
Q:	How long would my shares be restricted under the stock restriction and registration rights agreement?
A:	Your shares would be restricted until the earlier of:
• the date that is one year and 90 days after the date of the completion of the merger; or
• the date on which parties to the stock restriction and registration rights agreement, considered together, own fewer than 500,000 shares of Manitowoc common stock issued in the merger.

Q:	How can the stock restriction and registration rights agreement be amended?
A:
After the merger occurs, the stock restriction and registration rights agreement can be amended or the observance of one or more of its terms can be waived only with the written consent of Manitowoc and a representative of the Grove stockholders designated in the agreement acting with the written approval of the holders of two-thirds of the Manitowoc shares subject to the agreement at that time. However, no Grove stockholder will be bound by any amendment or waiver that purports to affect his or her rights with respect to a registration of Manitowoc stock under the agreement which became effective before the amendment or waiver, unless the Grove stockholder has consented in writing to that amendment or waiver.
Q:	Can some Grove stockholders who sign and return the stock restriction and registration rights agreement be relieved of their restrictions while other Grove stockholders continue to be bound?
A:
Yes, but only (1) in accordance with and under the limited circumstances expressly described in this proxy statement and prospectus in which a reaffirmation of that agreement will be required, or (2) if that is expressly approved in accordance with the amendment and waiver procedure described above. Manitowoc presently does not intend to relieve any parties from their restrictions under the stock restriction and registration rights agreement, unless all parties to that agreement are similarly relieved.
Q:	Does the merger require the approval of Manitowoc's shareholders?
A:	No. Manitowoc shareholders are not required to approve the merger.
Q:	What will happen to outstanding Grove options?
A:
In the merger, outstanding options for the purchase of Grove common stock will be exchanged for immediately exercisable options to acquire Manitowoc common stock under Manitowoc's option plan, with comparable terms, based on the exchange ratio.
Q:	What will happen to outstanding Grove warrants?
A:	Holders of Grove warrants will not receive any consideration for these warrants in the merger. Pursuant to their terms, if not exercised, these warrants will expire upon the completion of the merger.
Q:	What do I need to do now?
A:
Please complete, sign and mail your proxy in the enclosed envelope as soon as possible so that your shares will be represented at the special stockholders meeting. Please complete and sign your proxy even if you currently intend to attend the stockholders meeting and even if you decide not to become a party to the stock restriction and registration rights agreement. If you wish to become a party to the stock restriction and registration rights agreement, you also should sign a copy of that agreement and return it to Grove. You may want to make and keep a copy of the signed agreement for your records. Please note that, if your shares are held in the name of a bank, broker, or other fiduciary, a copy of the stock restriction and registration rights agreement which you may sign will be sent to you separately.
Q:	If my shares are held in the name of a bank, broker or other fiduciary, will the bank, broker or other fiduciary vote my shares for me?
A:
If your shares are held in the name of a bank, broker or other fiduciary, you should provide such person(s) with instructions on how to vote your shares or you should request a proxy from such person(s) to vote at the Grove special meeting. Your bank, broker or other fiduciary may not sign the stock restriction and registration rights agreement for you. If your shares are held by a bank, broker or other fiduciary, a copy of the stock restriction and registration rights agreement will be sent to you separately. If you wish to become a party to that agreement, you should sign and return a copy of the agreement to Grove.

Q:	What do I do if I later want to change my vote?
A:
Just send in another signed proxy with a date after your original proxy but before the special stockholders meeting, or attend the meeting in person and vote. You may also revoke your proxy by sending a written notice of revocation to the Grove corporate secretary prior to the special stockholders meeting. If your shares are held in the name of a bank, broker or other fiduciary and you have directed the record holder to vote your shares, you should instruct that person to change your vote.
Q:	Should I send in my Grove stock certificates now?
A:
No. If all of the conditions of the merger are satisfied and the merger occurs, we will send you written instructions for turning in your Grove stock certificates for Manitowoc stock certificates. Do not send in your Grove stock certificates now.
Q:	When do you expect the merger to be completed?
A:
We are working towards completing the merger as soon as possible. We hope to complete the merger as early as August 1, 2002. However, if all conditions to the merger are not satisfied at that time, the merger may be completed later.
Q:	How can I exercise appraisal rights?
A:
If you wish to exercise appraisal rights, you must carefully comply with the procedures for asserting those rights as described later in this proxy statement and prospectus and in the applicable Delaware statute, a copy of which is attached as Annex C.
Q:	Whom do I call if I have questions about the meeting or the merger?
A:	You should call Innisfree M&A Incorporated, at (888) 750-5834 (toll-free) with any questions about the meeting or the merger.

SUMMARY

        This summary highlights selected information in this proxy statement and prospectus. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger and the actions to be taken in connection with the merger, you should read this entire document carefully, together with the other documents to which we refer. See "Available Information" and "Incorporation by Reference" on page 103. Where appropriate, items in this summary include page references directing you to a more complete description of the matter. All references to the Manitowoc common stock include any associated common stock purchase rights.

The Companies

The Manitowoc Company, Inc.
500 South 16th Street
Manitowoc, WI 54221-0066
Tel.: (920) 684-4410

        The Manitowoc Company, Inc. is a diversified industrial manufacturer with leading positions in its three principal segments: cranes, foodservice equipment and marine services in the Great Lakes region. In its crane business, Manitowoc designs, manufactures and markets a comprehensive line of crawler cranes, tower cranes and boom trucks with capacities ranging from 10 tons to 1,433 tons. Manitowoc cranes are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging. In its foodservice business, Manitowoc designs, manufactures and markets full product lines of ice making machines, walk-in and reach-in refrigerator/freezers, fountain beverage delivery systems and other foodservice refrigeration products for the restaurant, lodging, convenience store and institutional foodservice markets. In its marine service business, Manitowoc provides ship building, repair and maintenance services in the U.S. Great Lakes region. Manitowoc owns four shipyards and operates over 55% of the drydock capacity, based on footage, serving the U.S. Great Lakes commercial fleet.

        For more information about Manitowoc, you should see "Manitowoc Business" and its public filings that are incorporated by reference in this proxy statement and prospectus.

        Giraffe Acquisition, Inc. is a newly organized, wholly owned subsidiary of Manitowoc that was organized to complete the merger. It has no operations except those in connection with the merger.

Grove Investors, Inc.
1565 Buchanan Trail East
Shady Grove, PA 17256
Tel.: (717) 597-8121

        Grove Investors, Inc., a Delaware corporation, is an international designer, manufacturer and marketer of a comprehensive line of mobile hydraulic cranes and truck-mounted cranes. Grove's products are used in a wide variety of applications by commercial and residential building contractors, as well as by industrial, municipal and military end-users. Grove's products are marketed to independent equipment rental companies and directly to end-users.

        Grove is the successor corporation to SGPA, Inc. (formerly known as Grove Investors LLC). On May 7, 2001, SGPA filed a pre-negotiated plan of reorganization for SGPA and each of its domestic subsidiaries pursuant to Chapter 11 of the U.S. Bankruptcy Code. The plan of reorganization was confirmed on September 14, 2001 and consummated on September 25, 2001. In connection with the plan of reorganization, Grove was formed, and it acquired SGPA and its subsidiaries.

        For more information about Grove, you should see "Grove Business."

The Merger, the Merger Agreement and the Stock Restriction and Registration Rights Agreement (pages 33 and 57)

        The merger agreement contemplates that Manitowoc will acquire Grove in a merger transaction in which Grove shares would be converted into Manitowoc shares based on an exchange ratio. The exchange ratio will be calculated by dividing the value of a share of Grove stock by the value of a share of Manitowoc stock. Manitowoc stock will be valued at the average of the closing prices on the New York Stock Exchange over the ten trading days ending two trading days prior to the date on which the merger is completed. If the average closing price of Manitowoc common stock during this period is between $31.20 and $42.21 per share, then the number of shares of Manitowoc common stock received in exchange for each share of Grove stock will be determined by dividing $14.00 by the average closing price of Manitowoc stock during that period. If the average closing price of Manitowoc common stock is $42.21 or more during this period, each share of Grove common stock will be converted into 0.3317 shares of Manitowoc common stock. If the average closing price of Manitowoc common stock is $31.20 or less during this period, each share of Grove common stock will be converted into 0.4487 shares of Manitowoc common stock. The chart on page 33 shows a calculation of the exchange ratio at various average closing prices for Manitowoc stock, including prices above the maximum and below the minimum values set for Manitowoc stock. As a result of the merger, Grove will become a wholly-owned subsidiary of Manitowoc.

        Manitowoc will not be required to complete the merger unless holders of Grove common stock and options who together represent at least 70% of the aggregate of all outstanding Grove shares plus shares of Grove common stock issuable upon the exercise of stock options become parties to the stock restriction and registration rights agreement. Parties to that agreement will commit not to resell the Manitowoc stock they receive in the merger for a period of 90 days following the closing, and they will commit to certain volume limitations and other restrictions on resales thereafter, subject to certain demand and piggyback registration rights with respect to the Manitowoc common stock they receive in the merger.

        The merger agreement is attached as Annex A and the stock restriction and registration rights agreement is attached as Annex B to this proxy statement and prospectus. We encourage you to read the merger agreement and the stock restriction and registration rights agreement because they are the legal documents that govern the merger and, if you sign and return the stock restriction and registration rights agreement, your resale rights after the merger. If you become a party to the stock restriction and registration rights agreement, that agreement will govern your ability to resell shares of Manitowoc common stock for a period which may be as long as one year and 90 days from the completion of the merger.

Material United States Federal Income Tax Consequences of the Merger (page 63)

        The merger has been structured to qualify as a reorganization for United States federal income tax purposes under the Internal Revenue Code, and Grove anticipates receiving the opinion of its special counsel regarding such qualification. Assuming the merger so qualifies, Grove stockholders generally will not recognize gain or loss for United States federal income tax purposes as a result of receiving Manitowoc common stock in exchange for their Grove common stock in the merger, except with respect to cash received instead of fractional shares of Manitowoc common stock.

        WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE EFFECT THE MERGER WILL HAVE ON YOU.

Interests of the Grove Directors and Officers in the Merger (page 42)

        Some Grove directors and officers have interests in the merger that are different from, or in addition to, their interests as stockholders of Grove. These interests exist in part because of rights they may have under Grove employment agreements and compensation and benefit plans and in part because of the merger agreement.

        The merger agreement requires Manitowoc, after the completion of the merger, to indemnify the directors and officers of Grove for events occurring before the merger, including events that are related to the merger.

        At the time Grove's stockholders approve the merger, options granted to officers under Grove stock option plans will become fully vested and immediately exercisable. Those options will be converted into equivalent exercisable options to acquire Manitowoc common stock. Additionally, restrictions with respect to shares of restricted stock issued to officers of Grove under those plans will lapse at the time Grove's stockholders approve the merger.

        Two Grove directors are affiliated with entities which beneficially own shares of Grove common stock and also hold Grove indebtedness. As a result of the completion of the merger, that indebtedness may be prepaid at a premium.

Appraisal Rights of Dissenting Shareholders (page 87)

        IF YOU OBJECT TO THE MERGER, DELAWARE LAW PERMITS YOU TO SEEK RELIEF AS A DISSENTING STOCKHOLDER AND HAVE THE "FAIR VALUE" OF YOUR SHARES OF GROVE COMMON STOCK DETERMINED BY A COURT AND PAID TO YOU IN CASH.

        If you are a Grove stockholder and wish to dissent, you must deliver to Grove, prior to the taking of the vote on the merger at the special meeting, a written demand for appraisal of your shares (a proxy or vote against the merger is not sufficient to make this demand). You also must not vote in favor of the merger agreement. To not vote in favor of the merger agreement, you can do any of the following:

  •
  vote "no" at the special meeting, either in person or by proxy;

  •
  abstain from voting;

  •
  fail to vote; or

  •
  revoke a duly executed proxy.

        The provisions of Delaware law relating to the exercise of appraisal rights are complicated and failure to strictly adhere to such provisions may terminate or waive your appraisal rights. Therefore, if you decide to exercise your appraisal rights to obtain an appraisal of the fair value of your shares, you may wish to consult with a qualified attorney.

        A copy of Section 262 of the Delaware General Corporation Law, which governs this process, is attached as Annex C to this proxy statement and prospectus.

Special Meeting of Grove Stockholders (page 31)

        The special meeting of Grove stockholders will be held on July 31, 2002 at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Chicago, Illinois 60606. At the special meeting, you will be asked to vote to approve and adopt the merger agreement and the merger contemplated by the merger agreement.

        You can vote, or submit a proxy to vote, at the special meeting if you were a holder of record of Grove common stock at the close of business on June 28, 2002. You can vote your shares by attending the meeting and voting in person. You can also vote your shares by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. If your shares are held in the name of a bank, broker or other fiduciary, you must instruct the bank, broker or other fiduciary to vote on your behalf or obtain a proxy from the record holder to vote at the Grove special meeting. You may revoke your proxy at any time before it is exercised. A failure to vote will have the same effect as a vote "against" the merger.

        If you wish to become a party to the stock restriction and registration rights agreement, you may deliver a signed copy of that agreement to Grove at the special meeting. You may also sign and return a copy of the agreement with your proxy card. If your shares are held in the name of a bank, broker or other fiduciary, such person(s) may not sign the stock restriction and registration rights agreement for you. If your shares are held by a bank, broker or other fiduciary, a copy of the stock restriction and registration rights agreement will be sent to you separately. If you wish to become a party to that agreement, you should sign and return a copy of the agreement to Grove.

Stockholder Vote Required (page 31)

        The holders of a majority of the shares of Grove common stock outstanding on the record date must vote for the approval and adoption of the merger agreement and the merger.

Grove Board of Directors' Recommendation (page 37)

        The Grove board of directors unanimously determined that the merger is advisable and in the best interests of Grove and its stockholders, and recommends that you vote "for" the approval and adoption of the merger agreement and the merger.

Opinion of Grove Financial Advisor (page 38)

        Salomon Smith Barney Inc., Grove's financial advisor, delivered an opinion to the Grove board of directors that, as of the date of the opinion, the exchange ratio was fair, from a financial point of view, to the stockholders of Grove. We have attached this opinion as Annex D to this proxy statement and prospectus.

Share Ownership of Management (page 31)

        At the close of business on June 25, 2002, directors and executive officers of Grove and their affiliates beneficially owned and were entitled to vote approximately 1,228,139 shares of Grove common stock, collectively representing approximately 24.6% of the shares of Grove common stock outstanding on that date. Each director and executive officer has indicated his present intention to vote, or cause to be voted, the shares of Grove common stock owned by him "for" the approval and adoption of the merger agreement and the merger. Each director and executive officer who beneficially owns shares of Grove common stock has also indicated that he intends to sign the stock restriction and registration rights agreement. Manitowoc's directors, executive officers and their affiliates do not beneficially own any Grove common stock.

Ownership of Manitowoc After the Merger

        Manitowoc will issue between 1.7 million and 2.2 million shares of its common stock to Grove stockholders in the merger. These shares will represent between 6.4% and 8.5% of the outstanding Manitowoc common stock after the merger. Manitowoc will also issue immediately exercisable options for the purchase of between 83,000 and 112,000 additional shares to replace outstanding Grove options. This information is based on the number of Manitowoc and Grove shares outstanding as of March 31, 2002. The actual number of Manitowoc shares and options to be issued will not be known until the merger occurs.

Regulatory Approvals (page 51)

        Completion of the merger is subject to several regulatory approvals, including, among others, satisfaction of the pre-merger notification requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act and the requirements of the Law Against Restraints of Competition of the Federal Republic of Germany.

        Manitowoc and Grove submitted pre-merger notification and report forms to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice on March 27, 2002. In April 2002 the U.S. Department of Justice made a request for additional information related to this filing. Manitowoc and Grove have responded to this request, and presently are negotiating a resolution of concerns expressed by the U.S. Department of Justice with respect to an area of competitive overlap. While we are unable to predict when or under what conditions the transaction might be approved, we do not anticipate that any conditions to approval that might be agreed upon with the U.S. Department of Justice will be material to the business and operations of Manitowoc and Grove as a combined entity.

        Manitowoc, on behalf of itself and Grove, filed the required information with the German Federal Cartel Office on April 8, 2002, and the transaction was approved on May 7, 2002.

Other Material Aspects of the Merger and the Merger Agreement

        Conditions to the Merger (page 47).    The merger will be completed only if various conditions are met. These conditions include, among others, that:

    •
    holders of a majority of the outstanding Grove common stock approve the merger;

    •
    Manitowoc receives executed stock restriction and registration rights agreements from Grove stockholders and holders of Grove options who together represent at least 70% of the aggregate of all outstanding Grove shares plus Grove shares issuable upon the exercise of stock options;

    •
    the parties perform, in all material requests, their obligations under the merger agreement;

    •
    the representations and warranties of the parties continue to be accurate, other than inaccuracies which would not be reasonably likely to have a material adverse effect;

    •
    all regulatory requirements are met;

    •
    Manitowoc receives, within sixty days of the date of the merger agreement, consents from the lenders under its senior credit facility which are necessary to permit Manitowoc to complete the merger (Manitowoc obtained these consents within the 60-day period and has irrevocably waived this condition); and

    •
    Grove receives an acceptable tax opinion from its legal counsel.

        The parties may waive conditions unless they are legally prohibited from doing so. Grove stockholder approval and regulatory approvals legally may not be waived.

        No Solicitation; Termination Fee (page 48).    Subject to exceptions, Grove has agreed not to initiate, encourage, solicit, facilitate, discuss or enter into any agreement relating to any other transaction or proposal that would compete with the merger agreement and the merger. However, if Grove receives an unsolicited proposal from a third party that it believes may lead to a competing transaction, then Grove may participate in discussions with the third party and furnish it with non-public information if certain conditions are met. If Grove determines to proceed with any such action, it must provide Manitowoc with certain information about the competing proposal and keep Manitowoc reasonably informed of the status of the matter. If the competing proposal meets specified requirements and if the Grove board of directors determines that it is more favorable to Grove's stockholders from a financial point of view than the merger, then Grove may terminate the merger agreement to pursue the superior competing proposal. If the merger is not completed because the

Grove board of directors approves, recommends or endorses a superior competing transaction and terminates the merger agreement, then Grove must pay Manitowoc a termination fee in the amount of $7.0 million. Grove must also pay Manitowoc a $7.0 million termination fee if:

  •
  the merger agreement is terminated by either party because Grove stockholders fail to approve the merger and, within nine months after the termination Grove enters into an agreement for a competing transaction which was proposed between March 18, 2002 and the date on which Grove stockholders failed to approve the merger; or

  •
  Grove terminates the merger agreement because the merger has not occurred on or before September 30, 2002, the Grove special meeting has not yet occurred and, within nine months after the termination, Grove enters into an agreement for a competing transaction which was proposed between March 18, 2002 and the date of termination.

        Termination, Amendment or Waiver of the Merger Agreement (pages 50 and 52).    Even if the Grove stockholders approve the merger agreement, Manitowoc and Grove can agree at any time to terminate the merger agreement without completing the merger. The merger agreement also can be terminated by either party under specified circumstances. Once the Grove stockholders approve the merger agreement, however, no amendment may be made to the merger agreement without further stockholder approval if the amendment would reduce the exchange ratio or otherwise materially adversely affect the rights of Grove stockholders. Either party may terminate the merger agreement if the merger has not been completed on or before September 30, 2002. If the merger agreement is terminated because Grove stockholders fail to approve the merger and all other conditions to the merger (other than the conditions relating to stockholder approval, regulatory approvals and the stock restriction and registration rights agreement) are met, Grove must reimburse Manitowoc for costs it has incurred in connection with the merger up to a maximum amount of $2.5 million, unless the average closing sales price of Manitowoc common stock over the ten consecutive trading days prior to the special meeting of Grove stockholders is less than $31.20.

Comparison of Shareholder Rights (page 82)

        Manitowoc is incorporated in Wisconsin while Grove is incorporated in Delaware. Accordingly, Grove stockholders who become Manitowoc shareholders as a result of the merger will have rights governed by Wisconsin law rather than Delaware law. There are also differences in the rights of shareholders under the respective charters and other organizational documents relating to Manitowoc and Grove.

Comparative Per Share Market Price and Dividend Information

        Manitowoc.    Manitowoc's common stock is traded on the New York Stock Exchange under the symbol "MTW." The following table sets forth the high and low prices of Manitowoc's common stock as reported by the NYSE Composite Tape for the stated calendar quarter.

	Price of common stock
	High	Low
2000
First Quarter	$32.63	$24.56
Second Quarter	34.88	26.75
Third Quarter	30.88	19.00
Fourth Quarter	31.06	17.63
2001
First Quarter	$30.94	$23.00
Second Quarter	29.50	22.30
Third Quarter	29.50	22.40
Fourth Quarter	32.84	23.00
2002
First Quarter	$41.00	$30.25
Second Quarter (through June 24, 2002)	44.39	35.14

        On June 24, 2002, the last reported sale price for Manitowoc common stock on the NYSE Composite Tape was $36.40.

        In 2000 and the first quarter of 2001, Manitowoc paid quarterly cash dividends of $0.075 per share of its common stock. In February 2001, Manitowoc's board of directors adopted a resolution to pay cash dividends annually rather than quarterly. Manitowoc paid a dividend of $0.075 per share in March 2001 and a dividend of $0.225 per share in December 2001, which equaled three historical quarterly dividends and brought the total dividends for 2001 to $0.30 per share. Manitowoc's board of directors will determine the amount and timing of future dividends on an annual basis at its Fall board meeting.

        The payment and amount of future dividends are at the discretion of Manitowoc's board of directors and will depend upon future earnings, capital requirements, its general financial condition, general business conditions and other factors. The agreements governing Manitowoc's senior subordinated notes and senior credit facility restrict its ability to pay dividends on its common stock. Manitowoc is prohibited from paying cash dividends if it is in default under these agreements, if the dividends would exceed $8.5 million in any fiscal year or the greater of $5.0 million and a formula based largely on 50% of Manitowoc's consolidated net income after May 9, 2001 or if Manitowoc's fixed charge coverage ratio falls below specified limits.

        Grove.    There is no established public trading market for Grove common stock. Grove and its predecessors have not paid any cash dividends in the past, and Grove does not anticipate that any dividends will be paid with respect to shares of Grove common stock in the future.

        In the table below, we provide you with the closing price of Manitowoc common stock on March 18, 2002, which was the last closing price before Manitowoc and Grove announced that they signed the merger agreement, and on June 24, 2002, the most recent practicable trading day prior to the date of this proxy statement and prospectus. There is no established public trading market for Grove common stock, so no stock price information is available. The table also shows the equivalent pro forma prices of the Grove common stock on those dates. The equivalent pro forma prices were determined by multiplying the applicable closing price of Manitowoc common stock by the exchange ratio that would apply if the average price of Manitowoc common stock during the valuation period is the same as the applicable closing price. Because of the "fixed price" nature of the merger consideration, the Grove equivalent pro forma price per share is always $14.00 if the Manitowoc average price is between $31.20 and $42.21 per share.

	Manitowoc common stock price	Grove common stock price	Grove equivalent price per share
March 18, 2002	$35.48	N.A.	$14.00
June 24, 2002	$36.40	N.A.	$14.00

Manitowoc Summary Financial Information

        We have derived the following summary historical financial information as of and for each of the five years ended December 31, 2001 from Manitowoc's audited consolidated financial statements. The summary historical financial data as of and for the three months ended March 31, 2001 and 2002 have been derived from Manitowoc's unaudited consolidated financial statements. The summary historical financial data below should be read in conjunction with "Manitowoc Selected Historical Financial and Other Data," and Manitowoc's consolidated financial statements and related notes included or incorporated by reference in this proxy statement and prospectus. We have derived the summary unaudited pro forma financial information below from the pro forma financial statements which include Manitowoc's historical financial statements and the historical financial statements of Grove and Potain SAS, a manufacturer of tower cranes that Manitowoc acquired in 2001. You should read this information in conjunction with "Unaudited Pro Forma Condensed Consolidated Combined Financial Statements" included elsewhere in this proxy statement and prospectus which include the detailed adjustments and assumptions used to prepare this information. While this pro forma information is based on adjustments we deem appropriate and which are factually supported based on currently available data, the pro forma information may not be indicative of what actual results would have been, nor does this information purport to present our financial results for future periods.

	For the Years Ended December 31,						For the Three Months Ended March 31,
	1997	1998	1999	2000(1)	2001(2)	Pro Forma 2001(3)	2001	2002	Pro Forma 2002(4)
	(in thousands of dollars, except financial ratios)
Statement of Earnings Data:
Net sales:
Cranes and related products	$268,416	$339,051	$389,510	$376,250	$523,266	$1,301,896	$84,258	$147,695	$281,243
Foodservice equipment	247,057	319,457	379,625	425,080	411,637	411,637	101,245	102,777	102,777
Marine	39,162	45,412	55,204	71,942	181,677	181,677	43,848	50,873	50,873

Total net sales	554,635	703,920	824,339	873,272	1,116,580	1,895,210	229,351	301,345	434,893
Costs and expenses:
Cost of sales	402,035	508,299	590,627	637,538	831,768	1,503,986	173,321	231,360	342,310
Engineering, selling and administrative expenses	84,231	98,120	107,369	114,901	153,879	265,497	33,686	44,773	64,828
Amortization of goodwill(5)	3,394	4,881	7,392	8,181	12,554	14,468	2,315	587	587
Restructuring costs	—	—	—	—	—	3,331	—	3,900	4,580
Reorganization costs	—	—	—	—	—	14,507	—	—	—

Total costs and expenses	489,660	611,300	705,388	760,620	998,201	1,801,789	209,322	280,620	412,305
Earnings from operations	64,975	92,620	118,951	112,652	118,379	93,421	20,029	20,725	22,588
Interest expense	(6,230)	(9,741)	(10,790)	(14,508)	(37,478)	(64,327)	(4,096)	(10,626)	(15,271)
Other income (expense)—net	(928)	(1,467)	(2,155)	(2,024)	(1,212)	(4,980)	(115)	705	43

Earnings before taxes on income and extraordinary loss	57,817	81,412	106,006	96,120	79,689	24,114	15,818	10,804	7,360
Provision for taxes on income	21,394	30,032	39,222	35,852	30,817	9,404	5,948	4,214	2,871

Earnings before extraordinary loss	36,423	51,380	66,784	60,268	48,872	$14,710	9,870	6,590	$4,489

Extraordinary loss—net of income tax benefit	—	—	—	—	(3,324)		—	—

Net earnings	$36,423	$51,380	$66,784	$60,268	$45,548		$9,870	$6,590

Other Financial Data:
EBITDA(6)	$76,687	$107,230	$135,664	$130,705	$151,738	$158,607	$25,237	$27,854	$33,518
Adjusted EBITDA(7)(8)						193,641			38,098
Depreciation	8,318	9,729	9,321	9,872	20,471	50,239	2,893	6,542	10,343
Amortization	3,394	4,881	7,392	8,181	12,888	14,947	2,315	587	587
Cash flows from operations	43,587	56,814	103,371	63,047	106,615		11,077	(1,021)
Cash flows from investing	(75,570)	(58,618)	(69,416)	(109,037)	(304,682)		(5,341)	(5,262)
Cash flows from financing	29,520	496	(34,422)	50,006	207,720		(11,451)	10,267
Capital expenditures(9)	12,040	11,678	13,714	13,415	29,261	41,104	5,336	6,990	7,383
Ratio of total debt to EBITDA	1.7x	1.3x	0.8x	1.7x	3.2x	4.3x	8.3x	18.1x	21.0x
Ratio of total debt to Adjusted EBITDA						3.5x			18.4x
Ratio of EBITDA to interest expense	12.3x	11.0x	12.6x	9.0x	4.0x	2.5x	6.2x	2.6x	2.2x
Ratio of Adjusted EBITDA to interest expense						3.0x			2.5x

	As of March 31, 2002
	Actual	Pro Forma (4)
Balance Sheet Data:
Cash and equivalents	$27,418	$27,418
Total assets	1,122,528	1,600,761
Total debt	503,378	702,879
Stockholders' equity	278,072	349,671

(1)
Includes the results of Marinette Marine Corporation only from November 20, 2000, the date of its acquisition.

(2)
Includes the results of Potain SAS only from May 9, 2001, the date of its acquisition.

(3)
Pro forma for the acquisition of Grove and Potain and related financing transactions assuming the acquisitions of Grove and Potain and related financing transactions occurred on January 1, 2001 for the purpose of preparing the pro forma statements of earnings for the year ended December 31, 2001.

(4)
Pro forma for the acquisition of Grove and related financing transaction assuming the acquisition of Grove and related financing transaction occurred on January 1, 2001 for the purpose of preparing the pro forma statement of earnings for the three months ended March 31, 2002 and on March 31, 2002 for the purpose of preparing the pro forma balance sheet.

(5)
Effective January 1, 2002, Manitowoc adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" and discontinued amortization of goodwill and intangible assets deemed to have indefinite lives.

(6)
EBITDA consists of earnings from operations plus depreciation and amortization. We have presented EBITDA information solely as a supplemental disclosure because management believes that it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be construed as an alternative to earnings from operations as determined in accordance with generally accepted accounting principles as an indicator of our operating performance, or as an alternative to cash flows from operating activities as determined in accordance with generally accepted accounting principles as a measure of liquidity. We have significant uses of cash flows, including capital expenditures and debt principal repayments that are not reflected in EBITDA. It should also be noted that not all companies that report EBITDA information calculate EBITDA in the same manner as we do.

(7)
Pro forma December 31, 2001 Adjusted EBITDA is EBITDA plus the supplemental adjustments summarized in the table below. Adjusted EBITDA is furnished to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

EBITDA, as reported	$158,607
Amounts recognized in cost of sales related to fresh start accounting adjustments to inventory and other assets (a)	14,458
Severance costs incurred primarily in connection with the reorganization of the Manlift business (b)	3,331
Fees incurred in connection with the design and implementation of the plan of reorganization (c)	14,507
Retention bonuses incurred in connection with the implementation of the plan of reorganization (d)	2,738

Adjusted EBITDA	$193,641

  (a)
  In connection with Grove's adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," certain fair value adjustments related to inventory and other assets were recorded at September 29, 2001. These amounts were subsequently amortized into earnings during the three month period ended December 29, 2001.

  (b)
  Grove's predecessor incurred costs in connection with the termination of employees relating primarily to the reorganization of its Manlift business.

  (c)
  Amounts relate primarily to professional fees incurred by Grove's predecessor for attorneys, accountants and other financial advisors in connection with the design and implementation of its plan of reorganization.

  (d)
  Includes amounts expensed in connection with special employment contracts for key management employees to incentivize those employees to stay with Grove's predecessor and implement the plan of reorganization.

(8)
Pro forma March 31, 2002 Adjusted EBITDA is EBITDA plus the supplemental adjustments summarized in the table below. Adjusted EBITDA is furnished to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

EBITDA, as reported	$33,518
Amounts recognized in plant consolidation (a)	3,900
Severance costs incurred by Grove (b)	680

Adjusted EBITDA	$38,098

  (a)
  Amounts related to costs associated with closing Manitowoc's Multiplex facility in St. Louis, Missouri, and moving its operations into other manufacturing facilities.

  (b)
  Severance costs incurred by Grove in connection with reorganization of its business.

(9)
The pro forma December 31, 2001 capital expenditure amount represents the combined amounts of Manitowoc, Grove and Potain of $29,261, $5,287 and $6,556, respectively. The pro forma March 31, 2002 capital expenditure amount represents the combined amounts of Manitowoc and Grove of $6,990 and $393, respectively.

Manitowoc Selected Historical Financial and Other Data

        The selected historical consolidated financial and other data presented below as of and for each of the five years ended December 31, 2001 have been derived from Manitowoc's audited consolidated financial statements. The summary historical consolidated financial and other data presented below as of and for the three months ended March 31, 2001 and 2002 have been derived from Manitowoc's unaudited consolidated financial statements. The selected consolidated financial and other data set forth below should be read in conjunction with Manitowoc's consolidated financial statements and related notes incorporated by reference in this proxy statement and prospectus.

	For the Years Ended December 31,										For the Three Months Ended March 31,
	1997		1998		1999		2000(1)		2001(2)		2001		2002
	(In thousands of dollars, except per share data and financial ratios)
Statement of Earnings Data:
Net sales:
Cranes and related products	$268,416		$339,051		$389,510		$376,250		$523,266		$84,258		$147,695
Foodservice equipment	247,057		319,457		379,625		425,080		411,637		101,245		102,777
Marine	39,162		45,412		55,204		71,942		181,677		43,848		50,873

Total net sales	554,635		703,920		824,339		873,272		1,116,580		229,351		301,345
Costs and expenses:
Cost of sales	402,035		508,299		590,627		637,538		831,768		173,321		231,360
Engineering, selling and administrative expenses	84,231		98,120		107,369		114,901		153,879		33,686		44,773
Amortization of goodwill(3)	3,394		4,881		7,392		8,181		12,554		2,315		587
Restructuring costs	—		—		—		—		—		—		3,900

Total costs and expenses	489,660		611,300		705,388		760,620		998,201		209,322		280,620
Earnings from operations	64,975		92,620		118,951		112,652		118,379		20,029		20,725
Interest expense	(6,230)		(9,741)		(10,790)		(14,508)		(37,478)		(4,096)		(10,626)
Other income (expense)—net	(928)		(1,467)		(2,155)		(2,024)		(1,212)		(115)		705

Earnings before taxes on income and extraordinary loss	57,817		81,412		106,006		96,120		79,689		15,818		10,804
Provision for taxes on income	21,394		30,032		39,222		35,852		30,817		5,948		4,214

Earnings before extraordinary loss	36,423		51,380		66,784		60,268		48,872		9,870		6,590
Extraordinary loss—net of income tax benefit	—		—		—		—		(3,324)		—		—

Net earnings	$36,423		$51,380		$66,784		$60,268		$45,548		$9,870		$6,590

Per share data:
Basic earnings per share:
Basic earnings per share before extraordinary loss	$1.41		$1.98		$2.57		$2.42		$2.01		$0.41		$0.27
Extraordinary loss—net of income tax benefit	—		—		—		—		(0.14)		—		—

Basic earnings per share	$1.41		$1.98		$2.57		$2.42		$1.87		$0.41		$0.27

Diluted earnings per share:
Diluted earnings per share before extraordinary loss	$1.40		$1.97		$2.55		$2.40		$1.99		$0.40		$0.27
Extraordinary loss—net of income tax benefit	—		—		—		—		(0.13)		—		—

Diluted earnings per share	$1.40		$1.97		$2.55		$2.40		$1.86		$0.40		$0.27

Other Financial Data:
EBITDA(4)	$76,687		$107,230		$135,664		$130,705		$151,738		$25,237		$27,854
Cash flows from operations	43,587		56,814		103,371		63,047		106,615		11,077		(1,021)
Cash flows from investing	(75,570)		(58,618)		(69,416)		(109,037)		(304,682)		(5,341)		(5,262)
Cash flows from financing	29,520		496		(34,422)		50,006		207,720		(11,451)		10,267
Capital expenditures	12,040		11,678		13,714		13,415		29,261		5,336		6,990
Ratio of total debt to EBITDA	1.7	x	1.3	x	0.8	x	1.7	x	3.2	x	8.3	x	18.1	x
Ratio of EBITDA to interest expense	12.3	x	11.0	x	12.6	x	9.0	x	4.0	x	6.2	x	2.6	x

Balance Sheet Data (at end of period):
Cash and equivalents	$11,888	$10,582	$10,097	$13,983	$23,581	$8,186	$27,418
Total assets	396,368	481,014	530,240	642,530	1,080,812	641,782	1,122,528
Total debt	130,859	139,302	112,012	218,938	488,570	209,278	503,378
Stockholders' equity	128,618	172,552	232,176	233,769	263,795	241,966	278,072

(1)
Includes the results of Marinette Marine Corporation only from November 20, 2000, the date of its acquisition.

(2)
Includes the results of Potain SAS only from May 9, 2001, the date of its acquisition.

(3)
Effective January 1, 2002, Manitowoc adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" and discontinued amortization of goodwill and intangible assets deemed to have indefinite lives. The following table reconciles our reported net earnings before extraordinary loss, net earnings and earnings per share to that which would have resulted if SFAS No. 142 had been adopted at the beginning of the periods presented. This reconciliation also assumes that there had been no determination in any of those periods that an impairment of goodwill and other intangible assets had occurred.

	For the Years Ended December 31,					For the Three Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
Reported earnings before extraordinary loss	$36,423	$51,380	$66,784	$60,268	$48,872	$9,870	$6,590
Add: Goodwill amortization (net of income taxes)	2,138	3,075	4,657	5,154	6,732	1,445	—

Adjusted reported earnings before extraordinary loss	$38,561	$54,455	$71,441	$65,422	$55,604	$11,315	$6,590

Reported net earnings	$36,423	$51,380	$66,784	$60,268	$45,548	$9,870	$6,590
Add: Goodwill amortization (net of income taxes)	2,138	3,075	4,657	5,154	6,732	1,445	—

Adjusted reported net earnings	$38,561	$54,455	$71,441	$65,422	$52,280	$11,315	$6,590

Reported basic earnings per share before extraordinary loss	$1.41	$1.98	$2.57	$2.42	$2.01	$0.41	$0.27
Add: Goodwill amortization (net of income taxes)	0.08	0.12	0.18	0.21	0.28	0.06	—

Adjusted reported basic earnings per share before extraordinary loss	$1.49	$2.10	$2.75	$2.63	$2.29	$0.47	$0.27

Reported diluted earnings per share before extraordinary loss	$1.40	$1.97	$2.55	$2.40	$1.99	$0.40	$0.27
Add: Goodwill amortization (net of income taxes)	0.08	0.11	0.18	0.20	0.27	0.06	—

Adjusted reported diluted earnings per share before extraordinary loss	$1.48	$2.08	$2.73	$2.60	$2.26	$0.46	$0.27

Reported basic earnings per share	$1.41	$1.98	$2.57	$2.42	$1.87	$0.41	$0.27
Add: Goodwill amortization (net of income taxes)	0.08	0.12	0.18	0.21	0.28	0.06	—

Adjusted reported basic earnings per share	$1.49	$2.10	$2.75	$2.63	$2.15	$0.47	$0.27

Reported diluted earnings per share	$1.40	$1.97	$2.55	$2.40	$1.86	$0.40	$0.27
Add: Goodwill amortization (net of income taxes)	0.08	0.11	0.18	0.20	0.27	0.06	—

Adjusted reported diluted earnings per share	$1.48	$2.08	$2.73	$2.60	$2.13	$0.46	$0.27

(4)
EBITDA consists of earnings from operations plus depreciation and amortization. We have presented EBITDA information solely as a supplemental disclosure because management believes that it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be construed as an alternative to earnings from operations as determined in accordance with generally accepted accounting principles as an indicator of our operating performance, or as an alternative to cash flows from operating activities as determined in accordance with generally accepted accounting principles as a measure of liquidity. We have significant uses of cash flows, including capital expenditures and debt principal repayments that are not reflected in EBITDA. It should also be noted that not all companies that report EBITDA information calculate EBITDA in the same manner as we do.

Grove Selected Consolidated Financial Data

        The following table presents selected historical financial data (i) for the combined "Grove Companies" while owned and operated by Hanson Plc as of and for the fiscal year ended September 27, 1997 and for the seven months ended April 28, 1998; (ii) for Grove Investors LLC and SGPA, Inc. and subsidiaries (which we refer to as Predecessor) as of and for the five months ended October 3, 1998, as of and for the fiscal years ended October 2, 1999 and September 30, 2000, as of and for the three and six months ended March 31, 2001 and for the fiscal year ended September 29, 2001; and (iii) for Grove as of September 29, 2001, and as of and for the three and six months ended March 30, 2002. The annual selected financial data for fiscal years 1997, 1998, 1999, 2000 and 2001 have been derived from Grove's and its predecessors' audited financial statements. The interim selected financial data presented below have been derived from Grove's unaudited financial statements. The selected historical financial data set forth below should be read in conjunction with Grove's consolidated financial statements and the related notes thereto included elsewhere in this proxy statement and prospectus.

	Grove Companies		Predecessor						Grove
	Fiscal 1997(1)	Seven months ended April 28, 1998(1)	Five months ended October 3, 1998	Fiscal 1999	Fiscal 2000	Three months ended March 31, 2001	Six months ended March 31, 2001	Fiscal 2001(2)	September 29, 2001	Three months ended March 30, 2002	Six months ended March 30, 2002
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	(Dollars in Thousands)
Statement of operations data:
Net sales	$870,858	$486,255	$401,008	$788,893	$845,950	$198,807	$372,191	$717,584		$133,548	$263,269
Gross profit	203,273	98,863	58,015	147,782	124,882	26,707	50,887	101,349		22,598	28,733
Selling, general and administrative expenses	124,368	73,826	58,098	124,704	107,864	26,274	48,030	95,927		20,055	38,560
Amortization of goodwill(3)	9,054	5,215	3,091	6,880	7,029	1,415	2,814	5,537		—	—
Restructuring costs	1,960	—	—	—	8,757	808	2,439	4,963		680	680
Reorganization expenses	—	—	—	—	—	1,000	1,000	14,507		—	—
Goodwill impairment	—	—	—	—	53,351	—	—	—		—	—

Income (loss) from operations	$67,891	$19,822	$(3,174)	$16,198	$(52,119)	$(2,790)	$(3,396)	$(19,585)		$1,863	$(10,507)
Extraordinary gain on discharge of debt and accrued interest	—	—	—	—	—	—	—	334,432		—	—

Net income (loss)	$42,220	$(395)	$(29,664)	$(39,649)	$(118,979)	$(19,929)	$(38,693)	$268,455		$(3,249)	$(17,837)

Balance sheet data (at year end):
Cash and cash equivalents	$5,024	$—	$34,289	$16,830	$17,933		$5,330		$13,551		$11,822
Total assets	881,496	—	915,243	867,307	736,137		697,239		517,838		466,733
Total debt	7,265	—	531,692	547,652	588,184		605,278		190,601		188,378
Total predecessor equity (deficit)	628,492	—	47,835	(7,910)	(138,748)		(165,548)		—		—
Total stockholders' equity	—	—	—	—	—		—		95,000		71,062

(1)
Combined financial statements as of and for the fiscal year ended September 27, 1997 and for the seven month period ended April 28, 1998 consist of the combined operations and substantially all of the assets and liabilities of Kidde Industries, Inc. and the following legal entities: Grove Europe, Ltd., Crane Holdings, Inc., Delta Manlift SAS, Grove France SAS, Deutsche Grove GmbH, and Grove Manlift Pyt. Ltd. (together, the "Grove Companies"). All of the Grove Companies were either directly or indirectly owned by Hanson Plc, a United Kingdom company. On April 29, 1998, Predecessor acquired the Grove Companies in a transaction accounted for as a purchase. As a result of the acquisition of the Grove Companies from Hanson Plc using the purchase method, results of operations for the Grove Companies are not comparable with those for Predecessor.

(2)
On May 7, 2001, Predecessor filed a pre-negotiated plan of reorganization for Predecessor and each of its domestic subsidiaries pursuant to Chapter 11 of the U.S. Bankruptcy Code. The plan of reorganization was confirmed on September 14, 2001 and consummated on September 25, 2001. In connection with the plan of reorganization, Grove was formed, and it acquired SGPA and its subsidiaries. As a result of the reorganization, consummated in connection with the emergence from bankruptcy, Grove adopted "fresh-start" reporting in preparing its consolidated balance sheet as of September 29, 2001, pursuant to the guidance in AICPA Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code. As a result of the adoption of "fresh-start" reporting, balance sheet data as of September 29, 2001 is not comparable to data for prior periods.

(3)
Effective September 30, 2001, Grove adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" and discontinued the amortization of goodwill. For all periods prior to the three months ended December 29, 2001, goodwill was amortized over a 40 year life.

Capitalization

        The following table sets forth Manitowoc's historical consolidated cash and equivalents and capitalization as of March 31, 2002 and its pro forma capitalization at such date after giving effect to the acquisition of Grove and related financing, in each case as if the acquisition and financing transactions occurred on March 31, 2002. This table should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Combined Financial Statements" and the Manitowoc and Grove historical financial statements.

	As of March 31, 2002(1)
	Actual	Pro Forma
	(Thousands of Dollars)
Cash and equivalents	$27,418	$27,418

Debt:
Senior credit facility:
Revolving credit facility(2)	$20,000	$30,810
Term loan A	128,000	128,000
Term loan B	173,688	173,688
Senior subordinated notes due 2011	152,670	152,670
New Notes (3)	—	175,000
Grove short-term borrowings	—	13,691
Miscellaneous	29,020	29,020

Total debt	503,378	702,879
Stockholders' equity	278,072	349,671

Total capitalization	$781,450	$1,052,550

(1)
There has been no material change in Manitowoc capitalization since March 31, 2002, except as set forth in this proxy statement and prospectus.

(2)
After giving effect to the acquisition of Grove, Manitowoc would have $68.3 million of undrawn availability under its $125.0 million revolving credit facility, which is net of outstanding letters of credit of $25.9 million.

(3)
We assume that a new series of senior subordinated notes will be due in 2012, which will bear an annual interest rate of 9.5%. We cannot assure that the terms of these notes may not be different from our assumptions. Proceeds of these notes will be used to retire certain Grove indebtedness.

Comparative Per Share Data

        We have set forth below information concerning earnings, cash dividends declared and book value per share data for Manitowoc and Grove on a historical and pro forma combined basis and on a per share equivalent pro forma basis for Grove. We have derived the pro forma combined earnings per share from the data provided in the "Manitowoc Summary Financial Information" and the "Unaudited Pro Forma Condensed Consolidated Combined Financial Statements." Book value per share for the pro forma combined presentation is based upon outstanding Manitowoc shares adjusted to include the estimated number of Manitowoc shares to be issued in the merger for outstanding Grove shares. The per share equivalent pro forma data for Grove shares is based on the assumed conversion of each share of Grove stock into 0.3946 of a Manitowoc share based on the Manitowoc stock closing price on March 18, 2002, the date of the merger agreement. The actual exchange ratio will depend upon the average closing price of Manitowoc common stock on the New York Stock Exchange during the 10 trading days ending on the second full trading day prior to completion of the merger. You should read the information set forth below in conjunction with the respective historical audited and unaudited financial statements of Manitowoc and Grove and the "Manitowoc Summary Financial Information" and the notes thereto.

	Manitowoc
	Year Ended December 31, 2001	Three Months Ended March 31, 2002
Basic earnings per share, historical:
Basic earnings per share before extraordinary loss	$2.01	$0.27
Extraordinary loss—net of income tax benefit	(0.14)	—

Basic earnings per share	$1.87	$0.27

Diluted earnings per share, historical:
Diluted earnings per share before extraordinary loss	$1.99	$0.27
Extraordinary loss—net of income tax benefit	(0.13)	—

Diluted earnings per share	$1.86	$0.27

Dividends per share	$0.30	$—

Basic earnings per share before extraordinary loss, pro forma	$0.56	$0.17

Diluted earnings per share before extraordinary loss, pro forma	$0.55	$0.17

Book value per share, historical	$10.75	$11.22

Book value per share, pro forma	$12.63	$13.05

	Grove
	Fiscal Year Ended September 29, 2001	Six Months Ended March 30, 2002
Basic earnings (loss) per share, historical:
Basic earnings (loss) per share before extraordinary gain	$(13.14)	$(3.57)
Extraordinary gain	66.89	—

Basic earnings (loss) per share	$53.74	$(3.57)

Diluted earnings (loss) per share, historical:
Diluted earnings (loss) per share before extraordinary gain	$(13.14)	$(3.57)
Extraordinary gain	66.89	—

Diluted earnings (loss) per share	$53.74	$(3.57)

Dividends per share	$—	$—

Book value per share, historical	$19.00	$14.21

		Grove Pro Forma (Equivalent)
	Grove Pro Forma (Equivalent)
		Three Months Ended March 31, 2002
	Year Ended December 31, 2001
Basic earnings per share before extraordinary loss, pro forma (equivalent)	$0.22	$0.07

Diluted earnings per share before extraordinary loss, pro forma (equivalent)	$0.22	$0.07

Dividends per share, pro forma (equivalent)	$0.12	$—

Book value per share, pro forma (equivalent)	$4.98	$5.15

FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical facts included or incorporated by reference in this proxy statement and prospectus, including statements regarding Manitowoc's future financial position, business strategy, budgets, projected costs and plans and objectives for future operations are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this proxy statement and prospectus. Forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or words of similar meaning. Some of the factors that could cause such a variance are disclosed in the section "Risk Factors" and elsewhere in this proxy statement and prospectus and documents incorporated by reference in this proxy statement and prospectus, and include the following for each of Manitowoc's business segments:

  1.
  Cranes—market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects within the United States and abroad; growth in world demand for our crane product offering; the replacement cycle of technologically obsolete cranes; and demand for used equipment.

  2.
  Foodservice—market acceptance of new and innovative products; demographic information affecting two-income families and general population growth; household income; weather; consolidations within restaurant and foodservice equipment industries; global expansion of customers; the ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; new product introductions, and the demand for quick-service restaurants and kiosks.

  3.
  Marine—shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of vessel casualties on the Great Lakes; and the level of construction and industrial maintenance.

  4.
  Corporate (including factors that may affect all three segments)—Changes in laws and regulations throughout the world; the ability to finance, complete and successfully integrate acquisitions, strategic alliances, and joint ventures; competitive pricing; changes in domestic and international economic and industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; worldwide political risk; pressure of additional financial leverage resulting from the Potain acquisition and the proposed merger with Grove; and success in increasing manufacturing efficiencies.

        We urge you to consider these factors and to review carefully the section "Risk Factors" for a more complete discussion of the risks of an investment in Manitowoc's common stock. The forward-looking statements included in this proxy statement and prospectus or incorporated by reference herein are made only as of the date of this proxy statement and prospectus or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

RISK FACTORS

        You should carefully consider the risk factors set forth below and all other information contained in this proxy statement and prospectus, including the documents incorporated by reference, before making any decision regarding the proposed merger. If any of the events contemplated by the following risks actually occur, then the business, financial condition or results of operations of the Manitowoc/Grove combined entity could be materially adversely affected. As a result of these and other factors, the trading price of Manitowoc's common stock could decline, and you may lose all or part of your investment.

The number of Manitowoc shares that you will receive is variable.

        If the average closing price of Manitowoc common stock during the ten trading days ending on the second trading day prior to the completion of the merger is within a range of $31.20 to $42.21, then the number of shares of Manitowoc common stock you will receive in exchange for each of your shares of Grove common stock will be determined by dividing $14.00 by that average closing price. However, if the average closing price of Manitowoc common stock during that period is $42.21 or more, then you will receive 0.3317 shares of Manitowoc common stock for each of your shares of Grove stock. If the average closing price of Manitowoc common stock during that time is $31.20 or less, then you will receive 0.4487 shares of Manitowoc common stock in exchange for each of your shares of Grove stock. The chart on page 33 demonstrates the effects of the exchange ratio at various average closing prices for Manitowoc common stock.

If you sign the stock restriction and registration rights agreement, you may not be able to sell or take other actions with respect to the Manitowoc common stock that you receive in the merger when you wish to do so and you will be personally subject to an indeterminable amount of expenses.

        If you sign the stock restriction and registration rights agreement, you will be agreeing to various restrictions on your ability to sell, loan, pledge, or take other actions with respect to the Manitowoc common stock that you receive in the merger, including a restriction that will preclude you from selling any of your Manitowoc stock for a period of 90 days after the merger and another restriction that will limit the amount of your Manitowoc stock you may sell in secondary market transactions during prescribed periods thereafter. As a result, you may not be able to sell or take other specified actions with respect to your Manitowoc stock at the time or in the manner that might be best for you. Moreover, since the restrictions under the stock restriction and registration rights agreement apply on an aggregate basis to all parties to that agreement considered together, you will not be able to determine in advance the specific resale volume limitations that may apply to you.

        The stock restriction and registration rights agreement provides that persons who become parties to that agreement may not sell any restricted Manitowoc shares for 90 days following the completion of the merger, and for a period of up to one year thereafter may sell shares only through a designated brokerage firm up to prescribed limits and in accordance with prescribed procedures. In particular, during this period holders of restricted Manitowoc shares (considered together) may not sell in the aggregate a number of those shares which exceeds 25% of the average weekly trading volume of Manitowoc's common stock, calculated over the most recently completed eight calendar weeks. The designated brokerage firm will attempt to fill orders it receives on or before the last trading day of any calendar week during the next following calendar week. If the designated brokerage firm receives orders in excess of the applicable weekly limitation, it will sell shares during the next following calendar week up to the weekly limitation, and allocate the sales to holders pro rata based on the orders held by the broker at the end of the prior week. If you place a sale order which is not filled as a result of this allocation process, your order will be carried over for sale during the next calendar week, unless you withdraw the order. Holders whose restricted Manitowoc shares are sold in this manner will receive the average price of all sales of restricted Manitowoc shares that the broker makes during the week. If you become a party to the stock restriction and registration rights agreement and you sell shares under this process, you may not be able to sell as many shares as you wish in any given week, and the price you receive for your shares may be lower than the market price of Manitowoc stock at the time you submit your sale order to the designated brokerage firm.

        The stock restriction and registration rights agreement provides for the appointment of a representative to act with respect to specified matters on behalf of Grove stockholders who become parties to that agreement. The agreement also provides that the Grove stockholders who become parties to that agreement must reimburse this shareholders representative for reasonable out-of-pocket expenses that it incurs in connection with performing its role under the agreement. Any such expenses will be apportioned among the Grove stockholders who are parties to the stock restriction and registration rights agreement in proportion to the number of shares of Manitowoc stock they receive in the merger. Accordingly, each person who signs the stock restriction and registration rights agreement will be personally liable for a pro rata share of these reasonable out-of-pocket expenses, which amount is indeterminable.

Even if you elect not to become a party to the stock restriction and registration rights agreement, you may not be able to resell the Manitowoc shares you receive in the merger at a price you deem acceptable.

        One of the conditions to Manitowoc's obligation to close the merger is that holders of Grove common stock and options who together represent at least 70% of all outstanding Grove shares plus shares issuable upon the exercise of stock options become parties to the stock restriction and registration rights agreement. Manitowoc negotiated for and obtained this closing condition because it believes the stock restriction and registration rights agreement will help to prevent disruption to the trading market for Manitowoc stock by preventing market resales of the newly issued Manitowoc stock owned by parties to that agreement during the first 90 days after completion of the merger and by limiting trading market resales (as distinguished from resales in an underwritten offering) during a period of up to one year thereafter. If holders of a significant portion of the Manitowoc shares issued in the merger which are not subject to the stock restriction and registration rights agreement attempt to resell their shares in secondary market transactions immediately following the merger, there is a risk that the increased trading volume could adversely affect the market price of Manitowoc stock, and holders of those shares may not be able to sell them at a price they deem acceptable. In addition, if the number of persons who become parties to the stock restriction and registration rights agreement is insufficient to meet the 70% condition, as described above, Manitowoc may waive the condition and nonetheless complete the merger at a threshold lower than 70% without resoliciting a vote on the merger by Grove stockholders. If this should occur, there would be a greater number of unrestricted Manitowoc shares that could be resold into the secondary trading market soon after the merger, which would increase the risk of a short-term decline in the market price of Manitowoc stock. Accordingly, if this 70% threshold is especially important to you, you may wish to vote against the merger.

Some of Manitowoc's segments are cyclical and a decline in any of these segments could have a material adverse effect on its operating performance.

        Historically, sales of products that Manitowoc manufactures and sells have been subject to cyclical variations caused by changes in general economic conditions. In particular, the demand for Manitowoc's (and Grove's) crane products is highly cyclical and is impacted by the strength of the economy generally, interest rates and other factors that may have an effect on the level of construction activity, on an international, national or regional basis. During periods of expansion in construction activity, Manitowoc generally has benefited from increased demand for its products. Conversely, during recessionary periods, Manitowoc has been adversely affected by reduced demand for its products. The U.S. construction industry, among others, is currently experiencing a downturn, which is adversely affecting suppliers to the construction industry, including Manitowoc's cranes segment. Manitowoc cannot assure you that this downturn will not continue or become more severe. In addition, the strength of economies generally may affect the rates of expansion, renovation and equipment replacement within the restaurant, lodging, convenience store and healthcare industries, which may affect the performance of Manitowoc's foodservice equipment segment. Furthermore, an economic recession may impact substantially leveraged companies, such as Manitowoc, more than competing companies with less leverage and may have a material adverse effect on Manitowoc's financial condition, results of operations and cash flows.

Covenant restrictions under Manitowoc's senior credit facility and the indenture governing its senior subordinated notes may limit Manitowoc's ability to operate its business.

        Manitowoc's senior credit facility and the indenture governing its senior subordinated notes contain covenants that may restrict Manitowoc's ability to finance future operations or capital needs or to take advantage of other business opportunities. These covenants restrict its ability to, among other things:

  •
  borrow money, pay dividends or make distributions;

  •
  repurchase stock;

  •
  make investments and extend credit;

  •
  engage in transactions with affiliates;

  •
  engage in sale-leaseback transactions;

  •
  complete some asset sales;

  •
  effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of its assets; and

  •
  create liens on its assets.

        In addition, Manitowoc's senior credit facility requires it to maintain specified financial ratios and satisfy certain financial condition tests, which may require that Manitowoc take action to reduce its debt or to act in a manner contrary to its business objectives. Events beyond Manitowoc's control, including changes in general business and economic conditions, may affect its ability to meet those financial ratios and financial condition tests. Manitowoc cannot assure you that it will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under Manitowoc's senior credit facility and any resulting acceleration under the senior credit facility may result in a default under the indenture. If an event of default under Manitowoc's senior credit facility occurs, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable.

A substantial portion of Manitowoc's growth has come through acquisitions. Manitowoc may not be able to identify or complete future acquisitions, which could adversely affect its future growth.

        Manitowoc's historic growth strategy has been based in part upon acquisitions. Manitowoc's successful growth through acquisitions depends upon being able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. If Manitowoc completes any future acquisitions, it must successfully integrate the acquired businesses and operate them profitably in order to accomplish its strategic objectives in engaging in those acquisitions. Manitowoc's level of indebtedness will increase by approximately $200 million to finance its acquisition of Grove and to pay off substantially all of Grove's debt. The level of indebtedness may increase more in the future if Manitowoc finances other acquisitions with debt. This will cause Manitowoc to incur additional interest expense and could increase its vulnerability to general adverse economic and industry conditions and limit its ability to service its debt or obtain additional financing. Manitowoc cannot assure you that the Grove acquisition or other future acquisitions will not have a material adverse effect on Manitowoc's financial condition, results of operations and cash flows.

Manitowoc's future success depends on its ability to effectively integrate acquired companies and manage growth.

        Manitowoc's growth has placed, and will continue to place, significant demands on its management and operational and financial resources. Manitowoc has completed nine acquisitions since January 1, 1999 (excluding the merger with Grove). Realization of the benefits of Manitowoc's acquisitions of Potain SAS, a European based manufacturer of tower cranes acquired in 2001, Grove and any future acquisitions will require integration of the acquired companies' sales and marketing, distribution, manufacturing, engineering, purchasing, finance and administrative organizations. The successful integration of recent and future acquisitions will require substantial attention from Manitowoc's senior management and the management of the acquired companies, which could decrease the time that they have to service and attract customers and develop new products and services. While Manitowoc management believes the company has made good progress toward completing the integration of Potain, Manitowoc cannot assure you as to when or if that process will be successfully completed, nor can Manitowoc assure you that it will be able to integrate Grove or any future acquisitions successfully, or that these acquired companies will operate profitably or that the beneficial effect from these acquisitions will be realized. Manitowoc's financial condition, results of operations and cash flows could be materially and adversely affected if it does not successfully integrate Potain, Grove or any future companies that it may acquire or if it does not manage its growth effectively.

Because Manitowoc (like Grove) participates in industries that are intensely competitive, its revenues and profits could decline as Manitowoc responds to competition.

        Manitowoc sells most of its products in highly competitive industries. Manitowoc competes in each of those industries based on product design, quality of products and services, product performance, maintenance costs and price. Several of its competitors have greater financial, marketing, manufacturing and distribution resources than Manitowoc. Manitowoc cannot assure you that its products and services will continue to compete successfully with those of its competitors or that Manitowoc will be able to retain its customer base or improve or maintain its profit margins on sales to its customers, all of which could materially and adversely affect Manitowoc's financial condition, results of operations and cash flows.

Price increases in some materials and sources of supply could affect Manitowoc's profitability.

        Manitowoc uses large amounts of steel, stainless steel, aluminum, copper and electronic controls in the manufacture of its products. Recently, market prices of some of these materials have increased significantly. For example, the base price of stainless steel has increased on four occasions since July 1999. There have also been several changes in the surcharge base levels of nickel and chrome. These changes have the effect of increasing the overall market price for stainless steel, a significant raw material for Manitowoc's foodservice segment. If Manitowoc is not able to pass future raw material price increases on to its customers, Manitowoc's margins could be adversely affected.

Manitowoc increasingly manufactures and sells its products outside of the United States, which may present additional risks to its business. These risks will increase with the acquisition of Grove.

        For the years ended December 31, 2000 and 2001, approximately 9.1% and 22.9%, respectively, of Manitowoc's net sales were attributable to products sold outside of the United States, and expanding international sales is part of Manitowoc's growth strategy. Manitowoc has over 2,200 employees and thirteen manufacturing facilities located in Europe and Asia. Grove has over 1,000 employees outside of the United States and two manufacturing facilities located in Europe. International operations generally are subject to various risks, including political, military, religious and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade business, the impact of foreign government regulations and the effects of income and withholding tax, governmental expropriation and differences in business practices. Manitowoc may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory and business climate and currency devaluations of various foreign jurisdictions could have a material adverse effect on Manitowoc's financial condition, results of operations and cash flows.

Manitowoc and Grove depend on their key personnel and the loss of these personnel could have an adverse affect on their businesses.

        Manitowoc's and Grove's success depends to a large extent upon the continued services of their key executives, managers and skilled personnel. Generally, their employees are not bound by employment or non-competition agreements, and Manitowoc cannot assure you that they will retain their key officers and employees. The combined entity could be seriously harmed by the loss of key personnel.

Manitowoc's failure to protect its intellectual property rights or maintain its rights to use licensed intellectual property could adversely affect its business.

        Manitowoc's patents, trademarks and licenses are important in the operation of its business. Although Manitowoc intends to protect its intellectual property rights vigorously, Manitowoc cannot assure you that Manitowoc will be successful in doing so. Third parties may assert or prosecute infringement claims against Manitowoc in connection with the services and products that it offers, and Manitowoc may or may not be able to successfully defend these claims. Litigation, either to enforce Manitowoc's intellectual property rights or to defend against claimed infringement of the rights of others, could result in substantial costs to Manitowoc and in a diversion of its resources. In addition, if a third party made a valid claim, then Manitowoc would likely need to obtain a license from the third party on commercial terms, which would likely increase its costs. Manitowoc's failure to maintain or obtain necessary licenses or an adverse outcome in any litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on Manitowoc's financial condition, results of operations and cash flows.

Manitowoc's results of operations may be negatively impacted by product liability lawsuits.

        Manitowoc's businesses expose it to potential product liability risks that are inherent in the design, manufacture and sale of its products. While Manitowoc currently maintains what it believes to be suitable product liability insurance, Manitowoc cannot assure you that it will be able to maintain this insurance on acceptable terms or that this insurance will provide adequate protection against potential liabilities. In addition, Manitowoc self-insures a portion of product liability claims. A successful claim against Manitowoc could materially and adversely affect its reputation and its financial condition, results of operations and cash flows.

Environmental laws and regulations are constantly changing, as are the priorities of those who enforce them.

        Manitowoc has incurred, and will continue to incur, costs for compliance with, and liability under, environmental laws and regulations. Although Manitowoc believes that it currently is in substantial compliance with those laws and regulations, future regulatory changes, government enforcement initiatives, identification of currently unknown non-compliance, or new or modified projects could cause Manitowoc or its subsidiaries to incur additional liabilities, compliance costs or penalties, which could be material.

        In addition to environmental laws and regulations that regulate its operations, Manitowoc is also subject to environmental laws and regulations that create liability and clean-up responsibility for spills, disposals or other releases of hazardous materials into the environment. Manitowoc uses and generates hazardous materials and wastes in its operations. At Manitowoc's facilities in the U.S., France and elsewhere, Manitowoc may be subject to substantial claims brought by regulators or private individuals. Environmental laws and regulations may impose liability, without regard to fault or legality of the original conduct, on classes of persons that are considered to have contributed to the release of hazardous materials into the environment. These persons can include the owner or operator of the disposal site or the site where the release occurred and companies that disposed of or arranged for the disposal of the hazardous materials at the site where the release occurred. Under these laws and regulations, including those in the U.S., these persons can be subject to joint and several liability for the costs of cleaning up the hazardous materials that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous materials released into the environment. These laws and regulations, including those in the U.S., such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, can impose the entire cost of site remediation upon a company that releases waste at a disposal site, regardless of fault. As a practical matter, however, costs generally are shared with other potentially responsible parties, based on each potentially responsible party's relative contribution to the problem. At certain of Manitowoc's facilities, it has identified potential contaminants in soil and ground water but, based on available information, Manitowoc does not expect the cost to address them to be substantial.

        Manitowoc has been identified as a potentially responsible party under CERCLA in connection with the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin. Based on the relative size of its contribution to this site, the existence of other viable potentially responsible parties and current reserves, Manitowoc does not believe that any liability imposed in connection with this site will have a material adverse effect on Manitowoc's financial condition, results of operations or cash flows.

        Environmental laws and regulations also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBM. Such laws may impose fines and penalties on building owners or operators for failure to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. Some of Manitowoc's facilities and some of the products it made in the past may contain ACBM.

        Stricter enforcement of existing environmental laws and regulations, new environmental laws and regulations, discovery of previously unknown contamination or imposition of new or increased requirements could require Manitowoc to incur costs or could become the basis of new or increased liabilities that could have a material adverse effect on its financial condition, results of operations or cash flows.

The adoption of the euro may lower Manitowoc's profits.

        On January 1, 1999, eleven member countries of the European Union adopted the euro, fixing translation rates between those countries' existing national currencies and the euro. Beginning on January 1, 2002, only euro-denominated bills and coins can be issued, and national currencies are being withdrawn from circulation. The use of a common currency throughout Europe may permit the prices of Manitowoc's products to be more readily compared. This may lead to uniform pricing of its products in countries in the European Union. Uniform pricing may adversely affect Manitowoc's profits. To date, the adoption of the euro has not been a factor in any of Manitowoc's pricing practices and has not adversely affected its profits.

Manitowoc is exposed to the risk of foreign currency fluctuations and the acquisition of Grove's foreign operations increases this risk.

        Some of Manitowoc's operations are or will be conducted by subsidiaries in foreign countries. The results of the operations and the financial position of these subsidiaries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in Manitowoc's consolidated financial statements which are stated in U.S. dollars. The exchange rates between many of these currencies and the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations may have a material effect on Manitowoc's results of operations and financial position and may significantly affect the comparability of its results between financial periods.

        In addition, Manitowoc will incur currency transaction risk whenever one of its operating subsidiaries enters into a transaction using a different currency than its functional currency. Manitowoc attempts to reduce currency transaction risk whenever one of its operating subsidiaries enters into a transaction using a different currency than its functional currency. Manitowoc attempts to reduce currency transaction risk by:

  •
  matching cash flows and payments in the same currency;

  •
  direct foreign currency borrowing; and

  •
  entering into foreign exchange contracts for hedging purposes.

        However, Manitowoc may not be able to hedge this risk completely or at an acceptable cost, which may adversely affect its results of operations and financial condition.

Manitowoc has implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect your rights as a holder of Manitowoc common stock.

        Manitowoc's articles of incorporation and bylaws contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire Manitowoc through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to Manitowoc shareholders. These provisions include dividing the Manitowoc board of directors into three classes and specifying advance notice procedures for shareholders to nominate candidates for election as members of its board of directors and for shareholders to submit proposals for consideration at shareholders' meetings. Manitowoc's ability to issue preferred stock, in one or more classes or series, with those powers and rights as may be determined by its board of directors, also could make such an acquisition more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of Manitowoc shareholders.

        Each currently outstanding share of Manitowoc common stock includes, and each share of Manitowoc common stock issued in the merger will include, four-ninths of a common stock purchase right. The rights are attached to and trade with the shares of common stock and generally are not exercisable. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of Manitowoc without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. See "Description of Capital Stock—Common Stock Purchase Rights."

        Manitowoc is subject to the Wisconsin business corporation law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

  •
  requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations not meeting adequacy of price standards;

  •
  prohibiting some business combinations between Manitowoc and one of its major shareholders for a period of three years, unless the combination was approved by Manitowoc's board of directors prior to the time the major shareholder became a 10% or greater beneficial owner of shares or under some other circumstances; and

  •
  limiting actions that Manitowoc can take while a takeover offer for Manitowoc is being made or after a takeover offer has been publicly announced.

THE SPECIAL MEETING OF GROVE STOCKHOLDERS

Date, Time and Place

        The Grove special meeting will be held on July 31, 2002 at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Chicago, 60606.

Matters to be Considered at the Grove Special Meeting

        At the Grove special meeting, stockholders will be asked to consider and vote upon a proposal to approve the merger agreement and the merger, and such other matters as may properly come before the Grove special meeting. It is currently contemplated that no other matters will be considered at the special meeting.

Record Date; Stock Entitled to Vote; Quorum

        Stockholders of record of shares of Grove common stock at the close of business on June 28, 2002, the record date for the Grove special meeting, are entitled to receive notice of, and have the right to vote at, the Grove special meeting. At the close of business on June 25, 2002, approximately 5,000,000 shares of Grove common stock were issued and outstanding. Stockholders of record of shares of Grove common stock on the record date are each entitled to one vote per share on the approval and adoption of the merger agreement and the merger.

        A quorum of stockholders is necessary to have a valid meeting of stockholders. A majority of the shares of Grove common stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the Grove special meeting in order for a quorum to be established.

        Abstentions and broker "non-votes" count as present for establishing a quorum. A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. We expect, in the event that a quorum is not present at the Grove special meeting, that the meeting will be adjourned or postponed to solicit additional proxies.

Votes Required

        Approval and adoption of the merger agreement and the merger will require the affirmative vote of the holders of a majority of the shares of the Grove common stock outstanding on the record date. Under applicable Delaware law, in determining whether the proposal to approve and adopt the merger agreement and the merger has received the requisite number of affirmative votes, abstentions will be counted and have the same effect as a vote "against" the proposal. In addition, if holders of Grove's outstanding stock and options who together represent at least 70% of all outstanding Grove common stock and shares issuable upon the exercise of Grove options do not sign and return the stock restriction and registration rights agreement which has been included with this proxy statement and prospectus, Manitowoc will not be required to complete the merger.

Share Ownership of Management

        At the close of business on June 25, 2002, directors and executive officers of Grove and their affiliates beneficially owned, and were entitled to vote, approximately 1,228,139 shares of Grove common stock, collectively representing approximately 24.6% of the shares of Grove common stock outstanding on that date. Each director and executive officer has indicated his present intention to vote, or cause to be voted, the shares of Grove common stock owned by him "for" the approval and adoption of the merger agreement and the merger. Each director and executive officer who beneficially owns shares of Grove common stock has indicated that he intends to sign the stock restriction and registration rights agreement.

Voting of Proxies

        Submitting Proxies.    Stockholders of record may vote their shares by attending the Grove special meeting and voting their shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage pre-paid envelope. If a proxy card is signed by a stockholder of record and returned without specific voting instructions, the shares represented by the proxy will be voted "for" the proposal presented at the Grove special meeting.

        Stockholders whose shares are held in the name of a bank, broker or other fiduciary must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at the Grove special meeting. Please check the voting form used by your bank, broker or other fiduciary to see if you may vote via the internet or by telephone.

        Your bank, broker or other fiduciary may not sign the stock restriction and registration rights agreement for you. If your shares are held by a bank, broker or other fiduciary, a copy of the stock restriction and registration rights agreement will be sent to you separately. If you wish to become a party to that agreement, you should sign and return a copy of the agreement to Grove.

        Revoking Proxies.    Stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the Grove special meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the secretary of Grove, by a later-dated proxy signed and returned by mail, or by attending the Grove special meeting and voting in person. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the meeting to the following address:

  Grove Investors, Inc.
  1565 Buchanan Trail East
  Shady Grove, Pennsylvania 17256
  Attn: Secretary
  Telecopier: (717) 593-5001

        Other Business; Adjournments.    Grove is not aware of any other business to be acted upon at the Grove special meeting. If, however, other matters are properly brought before the Grove special meeting, or any adjourned meeting, your proxies will have discretion to act on those matters or to adjourn the meeting, according to their best judgment.

        Adjournment of the Grove special meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made at any time by stockholders representing a majority of the votes present in person or by proxy at the Grove special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting.

        Proxy Solicitation.    Proxies are being solicited by and on behalf of the Grove board of directors. It is estimated that less than $15,000 will be spent in connection with the solicitation of Grove's stockholders. Grove will bear the cost of the solicitation of proxies from its stockholders. Manitowoc is responsible for all expenses related to printing and filing this proxy statement and prospectus and all the SEC and other regulatory filing fees incurred in connection with this proxy statement and prospectus. In addition to solicitation by mail, the directors, officers and employees of Grove, without receiving any additional compensation, may also solicit proxies from shareowners by telephone, telecopy, telegram or in person.

        Grove also has retained Innisfree M&A Incorporated, a proxy solicitation firm, to aid in the solicitation of proxies. Innisfree will receive customary fees as compensation for its services.

        Do not send in any stock certificates with your proxy cards. The exchange agent will send transmittal forms with instructions for the surrender of certificates presenting shares of Grove common stock to former Grove stockholders in the event that the merger is completed.

THE MERGER AND THE MERGER AGREEMENT

        The discussion of the merger and the merger agreement contained in this proxy statement and prospectus includes the material terms of the merger agreement, but, because it is a summary, it may not contain all of the information that is important to you. You should refer to the merger agreement itself, a copy of which is attached as Annex A to this proxy statement and prospectus, for the complete terms of the merger.

General; Consideration for Grove Shares

        Grove, Manitowoc and Manitowoc's acquisition subsidiary have entered into the merger agreement, which provides that the acquisition subsidiary will be merged with and into Grove, and Grove will become a wholly owned subsidiary of Manitowoc. Each outstanding share of Grove common stock will be converted at the effective time of the merger into the right to receive a certain number of shares of Manitowoc common stock based on the "average closing price" of Manitowoc stock for the ten consecutive trading days ending on and including the trading day that is two trading days prior to the effective date of the merger. If the average closing price during this period is between $31.20 and $42.21 per share, Grove stockholders will receive a number of Manitowoc shares equal to $14.00 divided by the average Manitowoc closing price during this period in exchange for each share of Grove common stock they own. Grove stockholders will receive 0.4487 Manitowoc shares per Grove share if the average closing price of Manitowoc common stock during this period is $31.20 or less and 0.3317 Manitowoc shares per Grove share if the average closing price of Manitowoc common stock during this period is $42.21 or more.

        The following table presents equivalent numbers of shares and market values for one share of Grove common stock in shares of Manitowoc common stock which the Grove stockholders would receive assuming various average Manitowoc common stock closing prices during the applicable period prior to the effective time of the merger:

Average Manitowoc Common Stock Closing Price	Shares of Manitowoc Common Stock for Each Grove Share	Market Value of the Manitowoc Common Stock Received(1)
$28.00	0.4487	$12.56
$30.00	0.4487	$13.46
$32.00	0.4375	$14.00
$34.00	0.4118	$14.00
$36.00	0.3889	$14.00
$38.00	0.3684	$14.00
$40.00	0.3500	$14.00
$42.00	0.3333	$14.00
$44.00	0.3317	$14.59
$46.00	0.3317	$15.26

(1)
Determined by using the average closing price of Manitowoc common stock, as determined under the merger agreement. The trading price on the closing date, or any other given day, may be higher or lower than that average.

        As of June 24, 2002, the most recent practicable date before the date of this proxy statement and prospectus, the closing price of Manitowoc common stock was $36.40 per share. However, there can be no assurance the market price of Manitowoc common stock will be that amount as of the dates the exchange ratio is determined or that the price will not substantially change after the exchange ratio is computed.

        Cash will be paid in lieu of any fractions of a share of Manitowoc common stock that result from the application of the exchange ratio to any Grove stockholder's shares of Grove common stock based on the per share valuation of Manitowoc common stock without regard to the maximum and minimum described above.

Background of the Merger

        From time to time since the spring of 1999, Manitowoc and Grove have participated in discussions regarding possible business combinations or other joint ventures. Prior to the fall of 2001, however, these discussions never advanced to the stage of either party making any formal offers to the other.

        During October 2001, Grove management and the Grove board of directors began to consider alternatives available to Grove in light of various developments in the crane industry. In particular, Grove management and the Grove board of directors considered the impact that changing industry conditions might have on Grove's business prospects and its ability to access distribution channels. The Grove board of directors determined that it would be in the best interests of Grove stockholders for Grove to actively explore strategic alternatives.

        In this regard, in early November 2001, the Grove board of directors retained Salomon Smith Barney Inc. as its financial advisor to explore strategic alternatives, including to solicit the interest of potential partners in entering into a business combination with Grove.

        In late November and early December of 2001, Salomon Smith Barney contacted Manitowoc and other companies considered to be potential candidates to discuss a possible business combination with Grove. Salomon Smith Barney provided each interested party that executed a confidentiality agreement with a copy of a confidential offering memorandum concerning Grove which Salomon Smith Barney had prepared as well as other supplemental materials.

        Two prospective bidders, including Manitowoc, submitted preliminary indications of interest regarding an acquisition of Grove on December 14, 2001.

        On December 18, 2001, the Grove board of directors met and, among other things, reviewed Grove's strategic alternatives with Grove management and its financial advisors. At this meeting, Salomon Smith Barney presented its analysis of the preliminary indications of interest received by Grove. The Grove board of directors authorized management and Grove's advisors to proceed with the process of soliciting definitive offers from the prospective bidders.

        From late December 2001 through early January 2002, Grove management and its advisors made presentations to, and conducted site visits for, the prospective bidders, including Manitowoc, and provided the prospective bidders and their legal and financial advisors with access to Grove documents assembled for their due diligence review.

        On January 10, 2002, Salomon Smith Barney delivered to the prospective bidders an invitation to submit definitive proposals regarding a business combination with Grove, which set forth the procedures by which Grove would entertain proposals. The bid procedures letter was forwarded together with proposed merger agreements and asked that prospective bidders submit binding proposals to Salomon Smith Barney by January 25, 2002. Grove's proposed merger agreements contemplated a transaction either for cash or for registered equity securities with immediate resale rights.

        On January 25, 2002, Grove received offers from each of the prospective bidders, including Manitowoc, and reviewed the terms and conditions of the proposals received by the company with Grove's financial and legal advisors. Manitowoc's offer proposed a private placement of its common stock to Grove stockholders without any concurrent registration of the transaction under applicable securities laws, together with a grant of certain resale registration rights to the Grove stockholders. Under this proposal, the shares of Manitowoc stock received by Grove stockholders would not have been freely tradable following the merger.

        On January 30, 2002, members of the Grove board of directors had discussions with Grove management and its advisors regarding the evaluations of the proposals. The board of directors directed Salomon Smith Barney to inform the prospective bidders that they should complete any remaining due diligence investigation of Grove that was necessary and then submit final proposals to the company following the completion of their due diligence.

        Throughout February 2002, Grove management and its advisors held discussions with the prospective bidders with respect to the terms and conditions of a potential business combination. In its discussions with Manitowoc, Grove management emphasized (among other things) its desire to provide maximum value and liquidity for Grove stockholders with respect to any Manitowoc stock received in the transaction. Grove management perceived liquidity as a particular interest of Grove stockholders because most of Grove's stockholders obtained their Grove shares in exchange for indebtedness as part of Grove's 2001 bankruptcy reorganization; management therefore believed that the Grove stockholders would be especially interested in their ability to realize cash for their holdings. Manitowoc's management emphasized (among other things) its desire to ensure that the volume and manner of any resales of Manitowoc stock issued in the merger would not unduly disrupt the trading market for Manitowoc's common stock. During this period, Manitowoc also conducted its remaining due diligence review of Grove.

        On February 22, 2002, Manitowoc submitted a revised offer to Grove which included, among other things, a proposal that a subsidiary of Manitowoc would merge with Grove and that each share of Grove common stock would be exchanged in the merger for approximately $12.62 in shares of Manitowoc common stock.

        On February 25, 2002, senior management of Grove and Manitowoc met to further discuss the possible acquisition of Grove by Manitowoc and the terms of Manitowoc's revised offer.

        On March 1, 2002, senior management of Grove and Manitowoc and their respective financial and legal advisors met to further discuss the terms of a possible transaction. Because of the number and diverse nature of the Grove stockholders, Manitowoc determined that it would be necessary for it to register the issuance of its common stock in the merger. However, Manitowoc's management emphasized its continued concern over the possible adverse affect on the trading price of its common stock that could occur if all of the shares issued in the merger could immediately be resold in secondary market transactions. In an attempt to create an arrangement which would address the Grove stockholders' interest in liquidity and Manitowoc's interest in an orderly market for its securities, and thus to facilitate an agreement between the parties, Manitowoc proposed a stock restriction and registration rights agreement as a means to assure an orderly flow of the Manitowoc stock into the market; Manitowoc also proposed as a condition to the merger that substantially all of the Grove stockholders agree to be bound by this agreement. Grove management emphasized the importance of liquidity to the Grove stockholders and suggested that any such provision should be conditioned on acceptance by Grove stockholders holding a majority of the outstanding Grove stock. The parties negotiated over various terms and conditions of this proposed stock restriction and registration rights agreement in an effort to balance the competing interests of the Grove stockholders for immediate liquidity and of Manitowoc to assure an orderly flow of its stock to be issued in the merger into the secondary trading market. The terms over which they negotiated included, among others:

  •
  the length of a holdback period during which parties to the stock restriction and registration rights agreement would be precluded from selling any of their shares of Manitowoc stock;

  •
  the volume limitations and procedures that would apply to secondary market sales following the holdback period and the duration of those limitations;

  •
  piggyback and demand resale registration rights; and

  •
  the percent of the Manitowoc stock to be issued in the merger that would be required to be subject to the stock restriction and registration rights agreement as a condition to Manitowoc's obligation to complete the merger.

        As discussed in more detail under the section of this proxy statement and prospectus captioned "The Stock Restriction and Registration Rights Agreement," the parties ultimately agreed on parameters for these provisions that they believed balanced their competing interests, including the merger condition requiring that holders of Grove common stock and options who together represent at least 70% of the aggregate of all outstanding Grove shares plus shares of Grove common stock issuable upon the exercise of stock options become parties to the stock restriction and registration rights agreement.

        On March 6, 2002, the Grove board of directors met with Grove management and its financial and legal advisors to review the status of the solicitation process. At this meeting, representatives of Salomon Smith Barney provided the board of directors with an analysis of the proposal which had been received by Grove. After a discussion of the various alternatives available to Grove, including remaining as an independent company, the Grove board authorized Grove management and its advisors to continue to negotiate with Manitowoc.

        On March 7, 2002, Salomon Smith Barney contacted Manitowoc's financial advisors to advise Manitowoc that Grove would continue to negotiate, but would only be willing to accept an offer which provided for increased consideration to be received by Grove's stockholders.

        On March 10, 2002, senior management of Grove and Manitowoc met with one another to further discuss the financial terms of Manitowoc's proposal. Following this meeting, on March 12, 2002, Manitowoc agreed to increase the exchange ratio offered to Grove stockholders so that each share of Grove common stock to be exchanged in the merger would be exchanged for $14.00 in shares of Manitowoc common stock if the price of Manitowoc stock at the time of the closing was within a specified range and would be subject to a fixed exchange ratio if it were outside that range. After receipt of Manitowoc's revised proposal, Grove management and its legal advisors began to negotiate a definitive merger agreement with Manitowoc.

        From March 13, 2002 through March 17, 2002, representatives of Grove and Manitowoc and their respective legal counsel negotiated specific terms and provisions of the proposed merger agreement, including the mechanics of determining the exchange ratio, conditions to the closing of the merger, interim covenants, non-solicitation provisions and circumstances under which the parties could terminate the merger agreement. Additionally, the parties and their respective legal counsel negotiated specific terms and conditions of the proposed stock restriction and registration rights agreement, including terms relating to the ability of Grove stockholders who execute the agreement to transfer their shares and to include the shares of Manitowoc common stock they would receive in the merger in a registered, secondary resale offering.

        On March 17, 2002, the Grove board of directors met to consider Manitowoc's revised offer. Grove's legal counsel reviewed in detail the principal terms of the proposed definitive merger agreement and the related agreements, including the proposed stock restriction and registration rights agreement, and responded to questions from the directors. Salomon Smith Barney reviewed with the board of directors its financial analysis of Manitowoc's revised offer and delivered its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio in the merger was fair from a financial point of view to Grove stockholders. Following discussion, the Grove board of directors unanimously determined that the merger was in the best interests of the Grove stockholders and unanimously approved the revised merger agreement.

        Following the Grove board meeting, representatives of Grove and Manitowoc and their advisors held discussions to finalize the transaction documentation. Subsequent to these discussions, on March 18, 2002, the merger agreement was executed by authorized officers of Grove and Manitowoc.

        The execution of the merger agreement was publicly announced on March 18, 2002 after the close of trading on the New York Stock Exchange.

Manitowoc's Reasons for the Merger

        Manitowoc views Grove as a good strategic fit with Manitowoc's crane business for a number of reasons. Grove is a global leader in the mobile hydraulic crane industry, specifically in all terrain and rough terrain mobile cranes. Manitowoc does not offer these types of cranes, so Grove fills this void in

Manitowoc's product offerings. Coupled with Manitowoc's recent entrance into the tower crane product line with its acquisition of Potain, Grove will enable Manitowoc to offer its customers all three major crane categories, namely crawler cranes, tower cranes and mobile cranes. With the addition of Grove, Manitowoc will be able to offer its customers equipment and lifting solutions for virtually every construction application. Manitowoc also believes that the combination of the two companies will provide opportunities to capitalize on their respective strengths in systems, technologies and manufacturing expertise, and that this combination will create natural synergies in their worldwide distribution and service networks.

        In general, Grove meets Manitowoc's specific criteria for strategic acquisitions. Among other characteristics, Manitowoc looks for companies that are industry leaders in their product lines or which enhance Manitowoc's existing product lines, or both. Manitowoc also seeks acquisitions which will be accretive to earnings within two years and will be EVA positive within three years. EVA® (Economic Value Added) is a financial measure which is calculated by taking after-tax profits and subtracting a capital charge. Manitowoc uses this measure to evaluate its performance, drive its decision-making, incentivize management, and evaluate acquisition opportunities. Manitowoc believes Grove meets these criteria.

Recommendations of the Grove Board of Directors; Reasons for the Merger

        At a meeting held on March 17, 2002, the board of directors of Grove unanimously:

  •
  determined that the merger is advisable and in the best interests of Grove and its stockholders;

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  approved the merger agreement; and

  •
  recommended that the Grove stockholders vote "for" approval and adoption of the merger agreement and the merger.

        In reaching its decision, the Grove board of directors consulted with Grove's management, as well as its financial and legal advisors, and considered the following material factors:

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  the presentations and views expressed by the management of Grove regarding, among other things: (1) the financial condition, results of operations, cash flows, business and prospects of Grove, including if Grove were to remain independent; (2) the conditions in the crane industry and risks and opportunities of operating as an independent company; (3) the fact that no other party had submitted to Grove a proposal as attractive as the transaction proposed by Manitowoc, either as to price or as to other terms and conditions; and (4) the recommendation of the merger by the management of Grove;

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  the fact that in view of the discussions held with various parties and the number and identity of parties contacted, Grove's financial advisor and the management of Grove believed it was unlikely that in the near term any other party would propose an acquisition or strategic business combination that would be more favorable to Grove and its stockholders than the merger;

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  a review of the strategic alternatives available to Grove, none of which the Grove board of directors or Grove management believed to be as favorable to Grove's stockholders as the merger;

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  the presentations of Salomon Smith Barney at the meetings of the Grove board of directors held on March 6 and 17, 2002, and the written opinion of Salomon Smith Barney, dated March 18, 2002, to the effect that, as of such date and based upon and subject to the qualifications and limitations set forth in the written opinion, the exchange ratio was fair from a financial point of view to the Grove stockholders (a copy of Salomon Smith Barney's written opinion is attached as Annex D to this proxy statement and prospectus);

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  valuations based on premiums paid in comparable acquisition transactions and a discounted cash flow analysis of Grove's business;

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  the extensive arms-length negotiations between Grove and its advisors and Manitowoc and its advisors leading to the belief of the Grove board of directors that the exchange ratio represented the highest price per Grove share that could be negotiated with Manitowoc;

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  the terms and conditions of the merger agreement, including:

    •
    the parties' representations, warranties and covenants and the conditions to their respective obligations; and

    •
    the provisions that permit Grove to terminate the merger agreement for a superior proposal subject to paying the termination fee;

  •
  the consents and approvals required to consummate the merger;

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  the ability to complete the merger as a reorganization for United States federal income tax purposes in which Grove stockholders generally will not recognize any gain or loss, except for any gain or loss recognized in connection with cash received for a fractional share of Manitowoc's common stock;

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  the increased liquidity holding shares of Manitowoc common stock would offer to Grove stockholders as compared to holding shares of Grove common stock (for which no trading market currently exists), even for stockholders who become parties to the stock restriction and registration rights agreement, and the fact that the consummation of the merger would provide the opportunity for stockholders to participate in any future growth and profits of Grove through their ownership of Manitowoc common stock; and

  •
  the fact that Grove stockholders will have an opportunity to vote on the proposed merger.

        The Grove board of directors did not find it necessary to, and did not quantify or otherwise assign relative weights to, the foregoing factors or determine that any factor was of particular importance. Rather, the Grove board of directors views its recommendation as being based on the totality of the information presented to, and considered by, it. The Grove board of directors considered all these factors and determined that, as a whole, they supported the conclusions and recommendations described above.

        In considering the recommendation of the Grove board of directors to approve the merger agreement, Grove stockholders should be aware that certain officers and directors of Grove have certain interests in the proposed merger that are different from, and in addition to, the interests of Grove stockholders generally. The Grove board of directors was aware of these interests and considered them in approving the merger agreement and the merger. See "Interests of Certain Persons in the Merger" on page 42.

        The Grove board of directors unanimously recommends that Grove stockholders vote FOR approval and adoption of the merger agreement and the merger.

Opinion of Salomon Smith Barney Inc.

        At the meeting of Grove's board of directors held on March 17, 2002, Salomon Smith Barney delivered its oral opinion, subsequently confirmed in writing on March 18, 2002, that, as of that date, the exchange ratio was fair, from a financial point of view, to Grove's stockholders.

        The full text of the written opinion of Salomon Smith Barney to the Grove board of directors is set forth as Annex D to this proxy statement and prospectus and sets forth the assumptions made, procedures followed and matters considered by Salomon Smith Barney. Salomon Smith Barney's opinion only addresses the fairness of the exchange ratio, and it does not address any other aspect of the merger. Salomon Smith Barney's opinion does not constitute a recommendation to stockholders to vote in favor of the merger, and stockholders should not rely upon Salomon Smith Barney's opinion as a recommendation. The following summary of the material provisions of Salomon Smith Barney's opinion is qualified by reference to such opinion. You are urged to read the opinion carefully and in its entirety.

        Although Salomon Smith Barney evaluated the fairness, from a financial point of view, of the exchange ratio to the stockholders of Grove, the exchange ratio itself was determined by Grove and Manitowoc through arms-length negotiations. Salomon Smith Barney provided advice to Grove during the course of such negotiations.

        In arriving at its opinion, Salomon Smith Barney, among other things:

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  reviewed a draft of each of the merger agreement and the stock restriction and registration rights agreement, in each case dated March 18, 2002;

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  held discussions with certain senior officers, directors and other representatives and advisors of Grove and certain senior officers and other representatives and advisors of Manitowoc, concerning the businesses, operations and prospects of Grove and Manitowoc;

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  examined certain business and financial information relating to Grove and certain publicly available business and financial information relating to Manitowoc, as well as certain financial forecasts and other information and data for Grove which were provided to, or otherwise discussed with, Salomon Smith Barney by Grove's management;

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  reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, (1) current and historical market prices and trading volumes of Manitowoc's common stock, (2) the historical and projected earnings and other operating data of Grove and Manitowoc and (3) the capitalization and financial condition of Grove and Manitowoc;

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  considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that it considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Grove and Manitowoc; and

  •
  evaluated the pro forma financial impact of the merger on Manitowoc.

        In connection with its engagement, Salomon Smith Barney was requested to approach, and it held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or a part of Grove. In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

        In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it, Salomon Smith Barney was advised by Grove's management that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Grove's management as to Grove's future financial performance. Salomon Smith Barney assumed, with Grove's consent, that the merger would be treated as a tax-free reorganization for federal income tax purposes.

        Salomon Smith Barney's opinion relates to the relative values of Grove and Manitowoc. Salomon Smith Barney is not expressing any opinion as to what the value of Manitowoc's common stock actually will be when issued pursuant to the merger or the price at which Manitowoc's common stock will trade subsequent to the merger. Salomon Smith Barney has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Grove or Manitowoc, nor has it made any physical inspection of the properties or assets of Grove or Manitowoc. Grove's representatives advised Salomon Smith Barney, and in delivering its opinion Salomon Smith Barney assumed, that the final terms of each of the merger agreement and the stock restriction and registration rights agreement would not vary materially from those set forth in the drafts reviewed by it.

        Salomon Smith Barney expressed no view as to, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Grove or the effect of any other transaction in which Grove might engage. Salomon Smith Barney's opinion is necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to it, as of the date of its opinion.

Analysis of the Exchange Ratio

  Comparable Company Analysis

        Salomon Smith Barney reviewed and compared certain financial information for Grove to corresponding publicly available financial information for the following five companies in the capital goods industry:

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  Astec Industries, Inc.

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  JLG Industries, Inc.

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  Joy Global, Inc.

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  Manitowoc

  •
  Terex Corporation

        Salomon Smith Barney calculated and compared market values and various financial multiples, using the closing stock price of the selected companies on March 15, 2002. Salomon Smith Barney calculated firm values as a multiple of (1) revenues, (2) earnings before interest, taxes, depreciation and amortization (EBITDA) and (3) earnings before interest and taxes (EBIT), in each case for the latest 12 months. In each case, "firm value" equaled equity value plus debt less cash.

        Salomon Smith Barney used these comparable company multiples to calculate implied values for the shares based on a range of selected multiples derived from such companies. The per share value, based on a range of selected EBITDA multiples for the latest twelve months, ranged from $12.52 to $15.53.

  Precedent Transaction Analysis

        Salomon Smith Barney reviewed publicly available financial information for transactions in the capital goods industry from May 14, 1999 through June 27, 2001, which comprised the following six transactions:

Acquiror		Target
•	Terex Corporation	•	CMI Corporation
•	Manitowoc	•	Potain S.A.
•	Textron, Inc.	•	OmniQuip International
•	Terex Corporation	•	Cedarapids
•	Terex Corporation	•	Powerscreen
•	JLG Industries, Inc.	•	Gradall Industries

        For each transaction, Salomon Smith Barney calculated the acquired company's firm value as a multiple of its (1) revenues, (2) EBITDA and (3) EBIT, in each case for the latest twelve months. In each case, "firm value" equaled equity value plus debt less cash.

        Salomon Smith Barney used these precedent transaction multiples to calculate implied values for the shares based on a range of selected multiples derived from such transactions. The per share value, based on a range of selected EBITDA multiples for the latest twelve months, ranged from $10.22 to $14.78.

  Discounted Cash Flow Analysis

        Salomon Smith Barney also performed a discounted cash flow analysis of Grove's after-tax, unlevered free cash flow, based on Grove's projections for the years 2002 through 2006, to establish a theoretical price range for shares of Grove's common stock. Based on a variety of market, financial and economic considerations, Salomon Smith Barney selected terminal EBITDA multiples, ranging from 5.0x to 6.0x, and applied such multiples to Grove's average projected EBITDA for the years 2002 through 2005. The cash flows and terminal values were then discounted to present value, using discount rates ranging from 10.0% to 14.0%.

        Salomon Smith Barney applied these factors to Grove's financial projections and derived a range of firm values for Grove, from which Salomon Smith Barney then derived a range of per share values. The per share value, based on a range of discount rates and terminal EBITDA multiples, ranged from $10.80 to $16.59.

Summary

        No company used in the comparable company analysis described above is identical to Grove, and no transaction used in the precedent transaction analysis described above is identical to the merger. Accordingly, an examination of the results of the analyses described above necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the businesses and other facts that could affect the public trading value of the companies to which they are being compared.

        The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary descriptions. The summary presented above is not a complete description of the analyses underlying Salomon Smith Barney's opinion or its presentation to the Grove board of directors. Salomon Smith Barney believes that its analyses and the summary presented above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the processes underlying the analyses set forth in its opinion.

        In performing its analyses, Salomon Smith Barney made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond Grove's control. The analyses that Salomon Smith Barney performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the exchange ratio, from a financial point of view, to Grove's stockholders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

        Pursuant to the terms of its engagement letter with Salomon Smith Barney, Grove has agreed to pay Salomon Smith Barney a total fee equal to 1% of the transaction value, $75,000 of which became payable upon Grove's execution of the engagement letter, $700,000 of which became payable upon Grove's signing the merger agreement and the remainder of which will become payable upon completion of the merger. In the ordinary course of its business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of Manitowoc for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Grove, Manitowoc and their respective affiliates.

        Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, equity investments, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. Grove retained Salomon Smith Barney based on Salomon Smith Barney's expertise in the valuation of companies as well as its experience in transactions similar to the merger.

Interests of Certain Persons in the Merger

        In considering the recommendation of the Grove board of directors with respect to the merger agreement and the merger, Grove stockholders should be aware that certain members of the management of Grove and the Grove board of directors have interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Grove generally. The Grove board of directors was aware of these interests and considered them in approving the merger agreement and the merger. These interests are summarized below.

        Employment Continuation Agreements with Grove Executive Officers.    Grove has entered into employment agreements with Jeffry D. Bust, Stephen L. Cripe and John T. Wheeler. Under the terms of these agreements, if the employment of such individuals is terminated other than for cause, or is terminated by the executive officer for good reason within the two year period following the completion of the merger, such executive officer will be entitled to a lump sum payment of his full base salary through the date of termination, a severance payment equivalent to two times his base salary paid in equal monthly installments over the two years following the date of termination, a continuation of certain other benefits, such as welfare and fringe benefit plans, for a period of up to two years, outplacement assistance and an additional payment of an amount sufficient to make the executive officer whole in the event that he is subject to any excess parachute excise tax in connection with the merger and a subsequent termination of employment. In addition to the foregoing, Mr. Bust's severance payment will also include an amount equivalent to the incentive bonus payable to him in the year prior to his termination.

        Incentive Compensation and Stock Ownership Plans.    As of June 25, 2002 approximately 180,000 shares of Grove common stock were subject to options granted to executive officers and directors under Grove's equity based compensation plans. All such stock options will become immediately exercisable upon approval of the merger by Grove stockholders. All outstanding options to purchase Grove common stock under such plans will be assumed by Manitowoc and will become options to purchase Manitowoc common stock with appropriate adjustments to be made to the number of shares and the exercise price under such options based on the exchange ratio.

        In addition, if the Grove stockholders approve the merger, restrictions with respect to an aggregate of 195,000 restricted shares of Grove common stock held by Grove's executive officers will lapse and these restricted shares will be converted into shares of Manitowoc common stock. Under the terms of the merger agreement, any stock restriction and registration rights agreement between Manitowoc and a holder of restricted shares of Grove common stock (including an executive officer of Grove) will contain provisions allowing the holder to sell a sufficient number of shares of Manitowoc common stock to fully satisfy any tax liabilities arising from the lapse of restrictions on the restricted shares.

        Indemnification; Directors' and Officers' Insurance.    Manitowoc has agreed to indemnify each individual who is or was an officer or director of Grove or its subsidiaries for all actions taken by them in their capacities as such or for actions taken at the request of Grove or a Grove subsidiary prior to the consummation of the merger to the extent Grove or a Grove subsidiary would be obligated to indemnify such individuals as of the date of the merger agreement. Manitowoc has also agreed to honor all indemnification obligations of Grove to those persons, whether pursuant to Delaware law, Grove's certificate of incorporation or by-laws or an indemnification agreement, in each case as in effect as of the date of the merger agreement. For six years after the consummation of the merger, Manitowoc will also procure officers' and directors' liability insurance in respect of acts or omissions prior to the completion of the merger. Manitowoc will not be required to pay annual premium payments for the insurance described in this paragraph in excess of 175% of the current annual premium paid by Grove for its existing coverage prior to the merger. However, if the annual premiums of that insurance coverage exceed that amount, Manitowoc will be obligated to provide, or cause its subsidiaries to provide, coverage available for a cost equal to 175% of the current annual premium.

        Grove Directors.    Scott Krase, a Grove director, is affiliated with Oak Hill Securities Fund, L.P. and Oak Hill Securities Fund II, L.P., and James F. Wilson, another Grove director, is affiliated with Carl Marks Management Company, L.P., each of which beneficially owns shares of Grove common stock and also holds Grove senior secured notes and debentures. As of June 25, 2002, the amount of the indebtedness held by the Oak Hill entities and Carl Marks Management Company was as follows:

Name	Senior Secured Notes	Debentures
Oak Hill entities	$14,328,926	$5,158,413
Carl Marks Management Company, L.P.	$14,520,390	$5,227,340

        As a result of the completion of the merger, each of the holders of senior secured notes and debentures, including the Oak Hill entities and Carl Marks Management Company, will have the right to require that Manitowoc prepay the senior secured notes for an amount equal to 103% of the principal of the notes plus accrued and unpaid interest and repurchase the debentures for an amount equal to 101% of the aggregate principal of the debentures plus accrued and unpaid interest.

        In addition, even if a holder of debentures does not require that Manitowoc repurchase the debentures, Manitowoc will have the right to redeem any of these debentures at any time after the completion of the merger. If Manitowoc redeems the debentures following the completion of the merger, it would be required to pay the debenture holders the principal amount of the debentures plus a "make whole" premium. The "make whole" premium for each debenture would equal the greater of (1) one percent of the principal amount of such debenture or (2) the amount by which the present value of the cost of redeeming the debentures on October 1, 2003 plus all required interest payments through that date exceeds the principal amount of the debenture on the date it is actually redeemed. On October 1, 2003, the cost of redeeming a debenture will equal 112% of the principal of the debenture plus accrued and unpaid interest.

        Oak Hill Securities Fund, L.P. has also committed to make $5.0 million available to Grove under Grove's $35.0 million revolving credit facility. Under the terms of the revolving credit facility, if the merger is completed before September 25, 2002, the lenders may require that Grove immediately repay amounts borrowed under the facility and pay them an amount equal to one percent of their commitment at that time.

Employee Plans

        In the merger agreement, Manitowoc has agreed to provide benefits to Grove employees who remain in employment with Manitowoc following the merger under either the employee benefit plans and policies that the employee participates in at Grove prior to the merger or, in the alternative, under Manitowoc's employee benefit plans and policies that are substantially similar to those provided by Manitowoc and its subsidiaries from time to time to their similarly situated employees. All eligible Manitowoc employee benefit plans will treat a person's prior service with Grove or its subsidiaries as service to Manitowoc or its subsidiaries for purposes of eligibility and vesting, but not necessarily for benefit accrual. Manitowoc will cause its medical and welfare benefit plans to waive limitations as to pre-existing conditions, exclusions and waiting periods or service requirements for the Grove employees

(except for limitations, waiting periods and service requirements that are already in effect with respect to such persons and that have not been satisfied at the effective time of the merger), and to provide credit for co-payments and deductibles paid prior to the effective time of the merger.

Management and Operations of Grove After the Merger

        After the merger, Grove will be the surviving corporation and will be a wholly owned subsidiary of Manitowoc. Grove's subsidiaries will become indirect subsidiaries of Manitowoc. Manitowoc will designate the directors of the surviving corporation. The certificate of incorporation and by-laws of Manitowoc's acquisition subsidiary as in effect immediately prior to the merger will be the certificate of incorporation and by-laws of the surviving corporation until amended in accordance with law.

Conduct of Business Pending the Merger

        Grove has agreed, pending completion of the merger, unless Manitowoc otherwise consents in writing, that, except as disclosed by Grove to Manitowoc in written disclosure schedules to the merger agreement and except as contemplated by the merger agreement, Grove and its subsidiaries will conduct business only in the ordinary course and that it and its subsidiaries will do certain things and not do other things in the conduct of their businesses. Specifically, Grove has promised that it and its subsidiaries:

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  will not amend their organizational documents;

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  will not:

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  split, combine or reclassify their capital stock;

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  declare or pay dividends (except dividends payable solely to Grove);

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  issue additional shares of capital stock or securities convertible into capital stock, except in satisfaction of outstanding stock options or warrants or grants of stock options or restricted stock awards in an amount not to exceed 55,000 shares; or

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  redeem or otherwise acquire, directly or indirectly, any shares of their capital stock;

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  will not adopt any new benefit plan or materially amend any existing benefit plan to increase benefits, except as required by law, or increase any compensation except in the ordinary course consistent with past practices or enter into or materially amend any employment, severance, termination or similar agreement with present or future officers or directors;

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  will not acquire, sell, lease or dispose of any assets which, in the aggregate, are material to Grove and its subsidiaries taken as a whole, except in the ordinary course of business;

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  will not:

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  incur or assume any debt or issue any debt securities except under existing, replacement or refinanced lines of credit up to prescribed limits and except for (1) trade financings under existing agreements or entered into in the ordinary course of business, (2) accrued interest not yet due and payable on indebtedness of Grove and its subsidiaries as of the day the merger agreement was signed or permitted under the merger agreement, and (3) costs related to the merger transaction up to $4 million;

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  assume, guarantee or otherwise become liable or responsible for the material obligations of any other person except in the ordinary course of business in an amount not material to Grove and its subsidiaries taken as a whole;

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  make any material loans, advances or capital contributions to, or investments in, any other person other than in the ordinary course of business; or

    •
    mortgage or pledge any of its material assets, or create any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind with respect to any material asset;

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  will not acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or any equity interest therein;

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  will not adopt a plan or agreement of merger, liquidation, dissolution, reorganization or other similar transaction;

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  will not authorize or enter into an agreement to do any of the foregoing;

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  will use commercially reasonable efforts to preserve the business of Grove and its subsidiaries intact, to retain the services of key management and preserve the goodwill of suppliers, customers, employees and others having business relationships with Grove and its subsidiaries;

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  will comply in all material respects with all applicable laws; and

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  will timely and properly file all tax returns which are required to be filed, and pay or make provision for payment of all taxes owed by Grove and its subsidiaries.

        Similarly, Manitowoc has agreed, pending completion of the merger, unless Grove otherwise consents in writing, that it and its subsidiaries will conduct business only in the ordinary course and that it and its subsidiaries will do certain things and not do other things in the conduct of their businesses. Specifically, Manitowoc has promised that:

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  it will not amend its organizational documents in a manner that adversely affects the rights of holders of Grove common stock;

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  it will not:

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  split, combine or reclassify its capital stock;

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  declare or pay dividends other than in the ordinary course;

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  file any registration statement to issue or sell in a registered offering any additional shares of capital stock or securities or rights convertible into, or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock, unless the offering is structured in a manner that allows Grove stockholders to participate in the offering to the same extent as though the merger had been completed and the stock restriction and registration rights agreement were effective; or

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  redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, other than in connection with cashless exercises of options;

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  neither it nor any of its subsidiaries will acquire, sell, lease or dispose of (by means of merger or otherwise) any assets which, in the aggregate, are material to Manitowoc and its subsidiaries, taken as a whole, unless the transaction could not reasonably be expected to adversely affect the ability of the parties to consummate the merger or the economic benefits of the merger to be received by holders of Grove common stock;

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  neither it nor any of its subsidiaries will acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or a division of or equity interest in such an entity, unless the transaction could not reasonably be expected to adversely affect the ability of the parties to consummate the merger or the economic benefits of the merger to be received by holders of Grove common stock;

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  it will not adopt a plan or agreement of merger, liquidation, dissolution, reorganization or other similar transaction; and

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  it will not enter into an agreement to do any of the foregoing.

Representations, Warranties and Covenants

        The merger agreement contains various representations and warranties by Manitowoc, its acquisition subsidiary and Grove that are customary for a transaction of this kind. The representations and warranties relate to:

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  the respective organization, existence, and corporate power and authority of each of Manitowoc and its subsidiaries and each of Grove and its subsidiaries, and similar corporate matters;

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  the authorization, execution, delivery and performance and the enforceability of the merger agreement;

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  the capitalization of each company;

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  required consents and approvals with respect to the merger agreement, and the absence of conflicts between the merger agreement and the charter documents, applicable legal requirements and certain contracts and agreements of each company;

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  the consolidated financial statements of Grove;

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  the periodic and current reports and statements of Manitowoc as filed with the Securities and Exchange Commission;

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  the absence of undisclosed liabilities for both companies, and the amount of borrowed money indebtedness for Grove;

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  the absence of certain changes for each company since its most recent financial statements;

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  the employee benefit plans of Grove and its subsidiaries;

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  pending or threatened litigation involving either company;

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  the absence of material violations of law and compliance with the charter documents by each company;

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  the filing of tax returns, payment of taxes and other tax matters with respect to Grove;

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  the absence of liens and other adverse claims regarding the personal property and intellectual property of Grove and its subsidiaries;

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  compliance with environmental laws, possession of material environmental, health and safety permits and other environmental issues of each company;

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  the validity, enforceability and absence of violations of material contracts and agreements of each company;

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  certain real property matters with respect to Grove and its subsidiaries;

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  the absence of collective bargaining agreements and proceedings alleging unfair labor practices involving Grove or its subsidiaries;

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  the votes described in this proxy statement and prospectus being the only votes of the Grove stockholders required in connection with the merger agreement and related transactions, and no vote being required by the shareholders of Manitowoc;

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  the accuracy and completeness of information supplied by each of Manitowoc and Grove for inclusion or incorporation in this proxy statement and prospectus and the registration statement of which it is a part;

  •
  the absence, to the knowledge of each company, of any action or failure to act that would prevent the merger from qualifying as a reorganization for federal income tax purposes;

  •
  insurance coverage and claims involving Grove and its subsidiaries;

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  the absence of design defects and product recalls and the compliance with applicable laws of products of Grove and its subsidiaries;

  •
  the financing commitments obtained by Manitowoc in connection with the merger agreement; and

  •
  the financial advisors of Manitowoc and Grove.

          All of the representations, warranties and covenants of the parties other than covenants which relate to continuing matters terminate at the effective time of the merger.

Conditions to the Merger

        The respective obligations of Grove and Manitowoc to complete the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of various conditions which include, in addition to other customary closing conditions, the following:

  •
  the SEC must have declared effective the registration statement relating to the issuance of the Manitowoc common stock to be issued in the merger, of which this proxy statement and prospectus is a part;

  •
  the shares of Manitowoc common stock issuable to Grove stockholders in the merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

  •
  the merger agreement and the merger must have been approved and adopted by Grove stockholders in accordance with Delaware law;

  •
  no court or governmental entity having jurisdiction over Manitowoc or Grove can have enacted, issued, promulgated, enforced or entered any law, rule or regulation that has the effect of making the merger illegal or otherwise prohibiting consummation of the merger substantially on the terms described in the merger agreement;

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  all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act must have expired or been terminated; and

  •
  all applicable approvals under the Act Against Restraints on Competition of the Republic of Germany must have been obtained from the German Federal Cartel Office (this approval was received on May 7, 2002).

        In addition to these mutual conditions, Manitowoc's obligation to complete the merger is subject to the satisfaction or, to the extent legally permissible, the waiver of the following additional conditions:

  •
  the representations and warranties of Grove contained in the merger agreement must have been true and correct on the date of the merger agreement and must be true on the closing date (unless they address matters only as of a particular date, in which case they need to be true and correct only as of that specific date), except where their failure to be true and correct would not have a material adverse effect on the business, financial condition or operations of Grove and its subsidiaries, taken as a whole;

  •
  Grove must have performed or complied in all material respects with all agreements required to be performed or complied with by it at or prior to the closing of the merger;

  •
  shares of Grove common stock with respect to which dissenter's rights have been perfected must represent less than 30% of all outstanding shares of Grove common stock as of the record date for the Grove special meeting;

  •
  Manitowoc must have received executed stock restriction and registration rights agreements from Grove stockholders and holders of Grove options representing, in the aggregate, at least 70% of the aggregate of all shares of Grove common stock outstanding at the effective time of the merger plus shares of Grove common stock issuable pursuant to the exercise of Grove options outstanding at the effective time of the merger;

  •
  there must have been no material adverse change to the syndication market for credit facilities similar in nature to the facility described in the financing commitment provided to Manitowoc by Deutsche Bank Trust Company Americas with respect to the merger, and there must not have occurred and be continuing a disruption of or an adverse change in the financial, banking, or capital loan syndication markets that would have a material adverse effect on the syndication of that committed facility as a result of which Deutsche Bank Trust Company Americas determines not to provide the financing; and

  •
  Manitowoc must have obtained the consent from the lenders who are parties to Manitowoc's senior credit facility which are necessary for Manitowoc to acquire Grove pursuant to the merger agreement (Manitowoc obtained these consents and has irrevocably waived this condition).

        Grove's obligation to consummate the merger is subject to the satisfaction or, to the extent legally permissible, the waiver of the following additional conditions:

  •
  the representations and warranties of Manitowoc and its acquisition subsidiary contained in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date (unless they address matters as of a particular date, in which case they need be true and correct only as of that specific date), except where their failure to be true and correct would not have a material adverse effect on the business, financial condition or operations of Manitowoc and its subsidiaries, taken as a whole;

  •
  Manitowoc and its acquisition subsidiary must have performed and complied in all material respects with all agreements required to be performed or complied with by them at or prior to the closing of the merger; and

  •
  Grove must have received the opinion of its tax counsel, Skadden, Arps, Slate, Meagher & Flom (Illinois), to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

No Solicitation; Termination Fee

        Grove has agreed not to, and will cause its subsidiaries and use its reasonable best efforts to cause its officers, directors, employees, consultants, investment bankers, attorneys, accountants and other agents and representatives not to, directly or indirectly:

  •
  encourage, solicit, initiate or facilitate the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes or may reasonably be expected to lead to a "competing transaction" of the type described below;

  •
  participate in any way in discussions or negotiations with, or furnish or disclose any nonpublic information to, any party other than Manitowoc in connection with any competing transaction; or

  •
  enter into any agreement, letter of intent or similar document contemplating or otherwise relating to any competing transaction.

        A "competing transaction" is any proposal or offer from a third party which relates to any of the following:

  •
  any direct or indirect acquisition or purchase of 50% or more of the assets of Grove and the Grove subsidiaries, taken as a whole;

  •
  any tender offer or exchange offer which, if consummated, would result in a third party acquiring beneficial ownership of 50% or more of any class of equity security of Grove; or

  •
  any merger, consolidation, business combination, sale of substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving Grove or any Grove subsidiary pursuant to which a third party would acquire beneficial ownership of more than 50% of the assets of Grove and the Grove subsidiaries, taken as a whole, or more than 50% of any class of equity security of Grove.

        This covenant of Grove does not preclude it from participating in discussions or negotiations with, or furnishing or disclosing nonpublic information to, a third party in response to an unsolicited, bona fide, written proposal that constitutes, or reasonably may be expected to lead to a competing transaction, but only if Grove's board of directors determines in good faith, after having taken into account the written advice of an independent nationally recognized financial adviser, that the competing transaction is reasonably likely to lead to a "superior competing transaction" of the type described below. At least two business days prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to a third party with respect to a competing transaction, Grove must provide Manitowoc with written notice of the identity of the third party making the proposal and of Grove's intention to participate in discussions and negotiations with, or furnish or disclose nonpublic information to, the third party. Grove also must receive from the third party an executed confidentiality agreement before disclosing to it any nonpublic information, and also must furnish or disclose the same information to Manitowoc at least two business days prior to furnishing or disclosing it to the third party.

        Grove's nonsolicitation covenant also does not preclude it from approving, recommending and entering into a definitive agreement with respect to an unsolicited, bona fide, written proposal or offer for a competing transaction if Grove provides Manitowoc with at least two business days' advance written notice of any meeting of Grove's board of directors at which the board will consider whether a competing transaction constitutes a superior competing transaction and if, at that meeting, Grove's board of directors makes the determination necessary for the competing transaction to constitute a superior competing transaction. Grove may not enter into a definitive agreement with respect to the competing transaction at any time before the second business day after Manitowoc receives written notice from Grove stating that Grove's board of directors has determined that the competing transaction constitutes a superior competing transaction.

        A "superior competing transaction" is a bona fide, written, fully financed proposal made by a third party to acquire more than 80% of all of the issued and outstanding shares of Grove common stock, whether pursuant to a tender offer, merger, stock purchase or otherwise, or to acquire more than 80% of the properties and assets of Grove and the Grove subsidiaries, taken as a whole, in either case on terms and conditions that Grove's board of directors determines in good faith are more favorable to Grove's stockholders from a financial point of view than the merger. In making this determination, the Grove board of directors must take into account the written advice of an independent nationally recognized financial adviser, all of the terms and conditions of the proposal and the likelihood of such proposal being consummated.

        Grove has promised to advise Manitowoc of any request for information that Grove receives with respect to a competing transaction, and of any inquiry, proposal, discussions or negotiations with respect to a competing transaction. Grove has promised to inform Manitowoc of the terms and conditions of any request, inquiry, proposal, discussion or negotiation and, if a proposal for a competing transaction is made, the identity of the third party proposing the competing transaction. Grove must keep Manitowoc fully informed of the status and general progress (including amendments or proposed amendments) of any such request, inquiry, proposal, discussions or negotiations with respect to a proposal for a competing transaction. Grove also must promptly provide Manitowoc with any nonpublic information that Grove provides to any third party in connection with a competing transaction.

        The merger agreement provides that at any time prior to completion of the merger Grove's board of directors may either (1) withdraw, modify or change its recommendation regarding the merger agreement and the merger or (2) recommend and declare advisable any other offer or proposal, if, in either case, in the reasonable good faith judgment of Grove's board of directors, after having taken into account the advice of its legal counsel, the failure to so withdraw, modify or change its recommendation or its failure to recommend and declare advisable any other offer or proposal would be inconsistent with its fiduciary duties to Grove's stockholders under applicable law.

Termination of the Merger Agreement

        The merger agreement may be terminated and the merger abandoned at any time (whether before or after approval of the merger agreement by Grove's stockholders) by the mutual consent of Grove and Manitowoc.

        Grove may terminate the merger agreement if:

  •
  Manitowoc or its acquisition subsidiary fails to perform or comply in all material respects with all of the agreements and covenants required to be performed or complied with by them under the merger agreement, or

  •
  any representation or warranty made by Manitowoc or its acquisition subsidiary in the merger agreement fails to be true and correct,

and that failure would result in the failure to satisfy one or more conditions to the merger, unless the failure is curable by Manitowoc or its acquisition subsidiary through the exercise of reasonable efforts within 30 days, and Manitowoc or its acquisition subsidiary continues to use reasonable efforts and the matter is cured within that 30 day period.

        Likewise Manitowoc may terminate the merger agreement if:

  •
  Grove fails to perform or comply in any material respect with any agreement or covenant required by the merger agreement to be performed or complied with by it, or

  •
  any representation or warranty made by Grove in the merger agreement fails to be true and correct,

and that failure would result in the failure to satisfy one or more conditions to the merger unless the failure is curable by Grove through the exercise of reasonable efforts within 30 days, and Grove continues to exercise reasonable efforts and the matter is cured within that 30 day period.

        The merger agreement also may be terminated prior to the effective time of the merger by either Grove or Manitowoc if:

    •
    there is any order of a court or governmental entity having jurisdiction over a party to the merger agreement which is final and nonappealable and which permanently enjoins, restrains or prohibits the consummation of the merger unless the party relying on that order has failed to fulfill its obligations under the merger agreement;

    •
    the merger has not been completed on or before September 30, 2002, unless the failure of the party seeking to so terminate the merger agreement to fulfill any of its obligations is the cause of, or results in, the failure of the merger to occur before that date; or

    •
    the Grove stockholders fail to approve the merger agreement and the merger.

        Grove also may terminate the merger agreement if its board of directors approves, recommends or endorses a superior competing transaction or adopts a resolution to do so as described above under the caption "No Solicitation; Termination Fee."

        As described above, it was a condition to Manitowoc's obligations to close the merger that it obtain consents required from its senior lenders to acquire Grove as described in the merger agreement. The merger agreement provides that Grove could terminate the merger agreement if Manitowoc failed, within 60 days after the date of the merger agreement, to obtain those consents and irrevocably waive this closing condition. Manitowoc obtained these consents within the 60-day period and has irrevocably waived this condition.

        Upon any such termination of the merger agreement, the parties will have no further duties or liabilities to one another except with respect to fees and expenses as described below, and except that the parties will remain subject to their duties of nondisclosure and confidentiality with respect to confidential information exchanged between them subject to written confidentiality agreements. However, no party is relieved from liability for any willful breach, prior to termination of the merger agreement in accordance with its terms, of any representation, warranty, covenant or agreement of such party contained in the merger agreement.

        If the merger agreement is terminated by either party because the Grove stockholders have failed to approve the merger agreement and the merger, and if all of the other conditions to closing have been satisfied as of that time (other than the conditions relating to stockholder approval, regulatory approvals and the delivery of the stock restriction and registration rights agreement), then Grove must reimburse Manitowoc for the reasonable costs, fees and expenses incurred by Manitowoc in connection with the transactions contemplated by the merger agreement up to a maximum amount of $2.5 million. However, if during the 10 trading days prior to the Grove stockholders failing to approve the merger agreement, the average closing sales price of a share of Manitowoc common stock is less than $31.20, then Grove will have no obligation to reimburse Manitowoc for any transaction expenses.

        Grove has agreed to pay Manitowoc a termination fee in the amount of $7.0 million, less the amount of any reimbursement payment previously paid by Grove to Manitowoc for transaction expenses as described above in the event that:

  •
  Grove terminates the merger agreement because the merger has not occurred on or before September 30, 2002, the Grove special stockholders meeting has not yet occurred and within nine months after Grove's termination of the merger agreement Grove enters into an agreement for a competing transaction which was proposed between March 18, 2002 and the date of termination;

  •
  either Grove or Manitowoc terminates the merger agreement after the Grove stockholders fail to approve the merger agreement and within nine months after the termination of the merger agreement Grove enters into an agreement for a competing transaction which was proposed between March 18, 2002 and the date on which Grove stockholders failed to approve the merger; or

  •
  Grove terminates the merger agreement because its board of directors has approved, recommended or endorsed any superior competing transaction or adopted a resolution to do so.

Amendments and Waiver

        The parties may amend the merger agreement at any time prior to completion of the merger. However, after approval of the merger agreement by the Grove stockholders, no amendment may alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for all or any of the Grove common stock; alter or change any term of the certificate of incorporation of the surviving corporation; or alter or change any terms or conditions of the merger agreement if such alteration or change would adversely affect any Grove stockholders.

        At any time prior to completion of the merger, any party to the merger agreement may do any of the following: extend the time for performance of any of the obligations or other acts of the other parties to the merger agreement; waive any inaccuracies in the representations and warranties of another party contained in the merger agreement or in any document delivered pursuant to it; and waive compliance by another party with any of the agreements or conditions contained in the merger agreement.

Indemnification of Grove's Directors and Officers

        Manitowoc has promised to, or to cause the surviving corporation of the merger to, indemnify and hold harmless persons who at or prior to the effective time of the merger were officers, directors, employees and agents of Grove or of any Grove subsidiary with respect to all acts or omissions by them in their official capacities or taken at the request of Grove or of any Grove subsidiary at any time prior to completion of the merger, but only to the extent that Grove or any Grove subsidiary would be obligated to indemnify and hold harmless such persons under the terms of its certificate of incorporation, by-laws or similar organizational documents in effect on the date of the merger agreement and as permitted by applicable law. The indemnity includes reasonable fees, costs and expenses of defense and, under appropriate circumstances, advancement of defense costs. Manitowoc is also obligated to honor and not amend, repeal or otherwise modify in any manner that would adversely affect the rights of these persons to indemnification or exculpation provided under the Delaware General Corporation Law, the certificate of incorporation of Grove, the by-laws of Grove or any indemnification agreement as in effect on the date of the merger agreement.

        For six years after the merger, Manitowoc has promised to obtain and maintain in effect directors' and officers' liability insurance covering those persons who immediately prior to the merger were covered by Grove's and its subsidiaries' directors' and officers' liability insurance policies on terms no less favorable to the insureds than those provided under the directors' and officers' liability insurance policies presently maintained by Grove. However, Manitowoc will not be obligated to make annual premium payments for such insurance in excess of 175% of the annual premiums presently paid by Grove and the Grove subsidiaries for this insurance. If comparable insurance cannot be maintained within that cost limitation, Manitowoc will only be required to maintain or obtain as much of that insurance as can be so maintained or obtained within the cost limitation.

Merger Consideration

        At the effective time of the merger, each then outstanding share of Grove common stock, other than shares held in the treasury of Grove or shares owned by Manitowoc, automatically will be converted into the right to receive shares of Manitowoc common stock based upon the exchange ratio. Each share of Grove common stock held in the treasury of Grove and any shares owned by Manitowoc will be cancelled and extinguished without any conversion thereof or payment with respect thereto. No fractional shares will be issued to any Grove stockholder. In lieu of fractional shares of Manitowoc common stock, former holders of Grove common stock will receive a cash payment upon surrender of their certificates representing their Grove common stock. The shares of common stock of Manitowoc's acquisition subsidiary outstanding at the effective time, all of which will be owned by Manitowoc, will be converted on a one-for-one basis into shares of the surviving corporation and will be owned by Manitowoc.

        Upon approval of the merger, all rights with respect to Grove common stock pursuant to stock options granted by Grove automatically will become immediately exercisable. At the effective time of the merger, these stock options will be converted into and will become rights to acquire Manitowoc common stock subject to the terms of The Manitowoc Company, Inc. 1995 Stock Plan. The terms of the options will be adjusted to reflect the application of the exchange ratio to the underlying shares of Grove common stock.

        Holders of Grove warrants will not receive any consideration for these warrants at the effective time of the merger. Pursuant to their terms, if not exercised, these warrants will expire upon the completion of the merger.

Effective Time

        The effective time of the merger will occur upon the filing of a certificate of merger with the Delaware Secretary of State, which will occur as promptly as practicable after the satisfaction of, or if permissible, waiver of, all conditions to the merger agreement. A period of time may elapse between the Grove special meeting and the effective time while the parties seek to obtain required regulatory approvals.

Conversion of Shares; Exchange of Grove Certificates; No Fractional Shares

        At the effective time, each share of Grove common stock issued and outstanding immediately prior to the effective time will be converted into a number of shares of Manitowoc common stock equal to the exchange ratio. Shares of Grove common stock will no longer be outstanding and automatically will be cancelled and retired and will cease to exist. Any certificate previously representing shares of Grove common stock thereafter will represent the right to receive the shares of Manitowoc common stock into which the Grove common stock is converted. Grove certificates will be exchanged for Manitowoc stock certificates as provided below. No fractional shares of Manitowoc common stock will be issued; rather, a cash payment will be made as provided below.

        At the effective time, Manitowoc will deposit with the exchange agent certificates representing the shares of Manitowoc common stock issuable to former holders of Grove common stock. As soon as reasonably practicable, the exchange agent will then mail to each Grove stockholder of record a letter of transmittal and instructions for use in exchanging the Grove certificates for certificates representing shares of Manitowoc common stock. Upon surrender of a Grove certificate for cancellation to the exchange agent together with a properly executed letter of transmittal, the holder will receive a certificate representing that number of whole shares of Manitowoc common stock which the holder has the right to receive (after taking into account all shares held) and cash in lieu of any fractional shares, and the Grove certificates so surrendered will be cancelled.

        If a transfer of ownership of shares of Grove common stock occurs which is not registered in the transfer records of Grove, a certificate representing the proper number of shares of Manitowoc common stock may be issued to the transferee if the Grove certificate is presented to the exchange agent, accompanied by all documents required for the transfer and by evidence that any applicable stock transfer taxes have been paid. If any Grove certificate has been lost, stolen, or destroyed, the exchange agent will issue a certificate representing the shares of Manitowoc common stock to which such person is entitled upon receipt of an affidavit of that fact and the payment of a bond in such reasonable amount as Manitowoc may direct as indemnity against any claim that may be made against it or the exchange agent with respect to the Grove certificate.

        Until surrendered, after the effective time, each Grove certificate will represent only the right to receive upon surrender a certificate representing shares of Manitowoc common stock and cash in lieu of any fractional share.

        GROVE STOCKHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL AND INSTRUCTIONS.

        No dividends or other distributions with respect to Manitowoc common stock that are declared, made or with a record date after the effective time of the merger will be paid to the holder of any unsurrendered Grove certificate with respect to the shares of Grove common stock represented thereby, and no cash payment in lieu of fractional shares will be paid to any such holder, until the holder surrenders the Grove certificate. Subject to the effect of applicable laws, following surrender of any Grove certificate, there will be paid to the holder of the certificates representing whole shares of Manitowoc common stock issued in exchange therefor, without interest, the amount of any cash payable with respect to a fractional share of Manitowoc common stock to which such holder is entitled and the amount of dividends and other distributions with a record date after the effective time previously paid with respect to such whole shares of Manitowoc common stock. No interest will be paid on these amounts.

        All shares of Manitowoc common stock issued upon conversion of shares of Grove common stock and any cash paid for fractional shares will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Grove common stock.

        No fractional shares of Manitowoc common stock will be issued upon the surrender for exchange of Grove certificates. Each holder of a fractional share interest will be paid an amount in cash equal to the product of the fractional share interest multiplied by the per share valuation of the Manitowoc common stock calculated as described above. See "—General; Consideration for Grove Shares."

        Any shares of Manitowoc common stock which remain undistributed by the exchange agent to the former stockholders of Grove for two years after the effective time will be delivered to Manitowoc, upon demand, and any former stockholders of Grove who have not complied with the exchange procedures described above will thereafter look only to Manitowoc for payment of their claim for Manitowoc common stock, any cash in lieu of fractional shares of Manitowoc common stock and any dividends or distributions with respect to Manitowoc common stock.

        Neither Manitowoc nor Grove shall be liable to any former holder of shares of Grove common stock for any shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

        Manitowoc is entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any former holder of shares of Grove common stock any amounts that Manitowoc is required to deduct and withhold with respect to the consideration under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are withheld by Manitowoc, the withheld amounts will be treated for purposes of the merger agreement as having been paid to the former holder of the shares of Grove common stock in respect of which the deduction and withholding was made by Manitowoc.

        At the effective time of the merger, the stock transfer books of Grove will be closed and there will be no further registration of transfers of shares of Grove common stock on the records of Grove. From and after the effective time, the holders of Grove certificates will cease to have any rights with respect to the Grove shares except as otherwise provided in the merger agreement or by applicable law. On and after the effective time of the merger, any Grove certificates presented to the exchange agent or Manitowoc for any reason will be converted into shares of Manitowoc common stock in accordance with the terms of the merger agreement as described above.

Regulatory Requirements and Approvals

        Completion of the merger is subject to the parties' compliance with requirements to make filings under the Hart-Scott-Rodino Antitrust Improvements Act and the expiration or early termination of all applicable waiting periods thereunder. Manitowoc and Grove submitted pre-merger and notification and report forms to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice on March 27, 2002. On April 26, 2002, the U.S. Department of Justice made a formal request for additional information needed for its assessment of the transaction. Manitowoc and Grove have responded to this request, and presently are negotiating a resolution of concerns expressed by the U.S. Department of Justice with respect to an area of competitive overlap. While we are unable to predict when or under what conditions the transaction might be approved, we do not anticipate that any conditions to approval that might be agreed upon with the U.S. Department of Justice will be material to the business and operations of Manitowoc and Grove as a combined entity.

        Completion of the merger also is conditioned on completion of required filings with the German Federal Cartel Office under the Act Against Restraints on Competition and the obtaining of approval of the merger required from that office. Manitowoc, on behalf of itself and Grove, made the required filings with the German Federal Cartel Office on April 8, 2002, and the transaction was approved on May 7, 2002.

        Grove and Manitowoc have agreed to cooperate with each other and use, and cause their subsidiaries to use, their respective reasonable best efforts to promptly take all necessary actions to complete the merger and the other transactions contemplated by the merger agreement, including, without limitation, preparing and filing all documentation to effect all necessary filings, notices and other required documents, and obtaining all necessary approvals, consents and other confirmations required to be obtained from governmental authorities.

Accounting Treatment

        Manitowoc will account for the merger as a purchase. This means that the Grove assets, liabilities and results of operations will be reflected in Manitowoc's financial statements from and after the date on which the merger is completed.

Resale of Manitowoc Common Stock

        Because Manitowoc is registering its issuance of shares of Manitowoc common stock in the merger with the Securities and Exchange Commission, Grove stockholders generally will be able to resell the shares of Manitowoc common stock they receive in the merger in secondary market transactions without further registration. However, those persons who are considered affiliates of Grove within the meaning of Rule 145 of the rules and regulations of the Securities and Exchange Commission under the Securities Act will not be able to sell, transfer or otherwise dispose of the shares of Manitowoc common stock they receive in the merger unless the sale, transfer or other disposition is registered under the Securities Act, is made in conformity with the volume and other limitations of Rule 145, or, in the opinion of counsel reasonably acceptable to Manitowoc, the sale, transfer or other disposition is otherwise exempt from registration under the Securities Act. Persons who Grove identifies as affiliates will be asked to sign an affiliate letter acknowledging their status as affiliates in the form attached as Exhibit A to the merger agreement.

        To facilitate a more orderly flow of the Manitowoc common stock into the marketplace, Manitowoc is asking stockholders of Grove voluntarily to enter into the stock restriction and registration rights agreement, whereby they commit to not to sell their Manitowoc common stock for a period of 90 days following the effective time, and thereafter, for a period of up to twelve months, to limit their secondary market sales of Manitowoc common stock to certain volume limitations. In exchange for agreeing to these transfer restrictions, Manitowoc commits, at the request of holders of a sufficient portion of the Manitowoc common stock to which the stock restriction and registration rights agreement then applies made at any time after sixty days following the effective time, to prepare and file a registration statement facilitating the sale of shares of Manitowoc common stock by those Grove stockholders in an underwritten offering. Additionally, if Manitowoc determines to sell shares of its common stock in a public offering following the effective time, the stock restriction and registration rights agreement provides that the Grove stockholders who are signatories thereto will be entitled to sell shares of their Manitowoc common stock in Manitowoc's public offering.

        It is a condition to Manitowoc's obligation to complete the merger that holders of Grove common stock and options who together represent at least 70% of the aggregate of all outstanding Grove common stock plus shares of Grove common stock issuable upon the exercise of Grove options become parties to the stock restriction and registration rights agreement.

THE STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT

        The discussion of the stock restriction and registration rights agreement contained in this proxy statement and prospectus includes the material terms of the agreement, but, because it is a summary, it may not contain all information that is important to you. You should refer to the stock restriction and registration rights agreement itself, a copy of which is attached as Annex B to this proxy statement and prospectus.

General

        As noted above, Manitowoc is not required to complete the merger unless holders of Grove's outstanding stock and options who together represent at least 70% of all outstanding Grove common stock plus shares of Grove common stock issuable upon the exercise of stock options become parties to the stock restriction and registration rights agreement. Grove stockholders are not required to sign the stock restriction and registration rights agreement, and whether or not they sign that agreement is completely independent of whether and how they vote on the merger. The stock restriction and registration rights agreement will be delivered to Manitowoc, and the Manitowoc stock that is the subject of that agreement will be issued, only if and when the merger is completed. Therefore, the stock restriction and registration rights agreement will take effect only if and when the merger occurs.

        Grove stockholders who become parties to the agreement will be restricted from selling the shares of Manitowoc common stock received in the merger for a period of ninety days following the completion of the merger, and their ability to resell those shares will be subject to weekly volume limitations during the resale registration period. The resale registration period begins 90 days after the completion of the merger and ends on the earlier of the first anniversary of that date or the date on which holders hold fewer than 500,000 restricted Manitowoc shares. In exchange for agreeing to these transfer restrictions, Manitowoc will provide Grove stockholders who sign the stock restriction and registration rights agreement with the opportunity to sell their shares in an underwritten offering if sufficient numbers of holders demand such an offering during the resale registration period. The stock restriction and registration rights agreement also provides the Grove stockholders who are signatories thereto with the right to sell shares of Manitowoc common stock received in the merger in any public offering of common stock conducted by Manitowoc during the resale registration period.

        Manitowoc's management believes that the merger condition requiring that the prescribed minimum portion of Grove stockholders and option holders become parties to the stock restriction and registration rights agreement helps to prevent disruption of the trading market for Manitowoc stock. It does this by preventing the former Grove stockholders and option holders who become parties to the agreement from making market resales of the newly issued Manitowoc stock during the first 90 days after the completion of the merger and by limiting the weekly volumes of trading market resales (as distinguished from resales in an underwritten offering) of the Manitowoc stock issued in the merger during a period of up to one year beginning 90 days after the merger. The specific limits imposed by this condition were the result of negotiations and compromise between Manitowoc and Grove. They reflect the judgment of Manitowoc's management about the additional trading volume that could be permitted without anticipating a material disruption to the trading market for the Manitowoc stock. The requirement that sales be made through a specified brokerage firm is intended to facilitate fair application of the aggregate limit on weekly trading by all parties to the agreement as a group, without imposing a specific limit on any one party for each week (which, because some parties might not wish to sell any shares of Manitowoc stock during a particular week, would likely be unnecessarily burdensome on holders who wish to make sales).

Shareholders Representative

        By executing the stock restriction and registration rights agreement, a Grove stockholder will be appointing JPMorgan Chase Bank as the "shareholders representative" to act as the stockholder's attorney-in-fact in various ways under the agreement. As of June 25, 2002, JPMorgan Chase Bank and its affiliates beneficially owned 206,212 shares of Grove common stock, held $9.8 million in Grove senior secured notes and approximately $3.5 million in Grove debentures and had committed to make $6.0 million available to Grove under its revolving credit facility. JPMorgan Chase Bank also serves as the administrative agent for the lenders under Grove's senior credit agreement and revolving credit facility. Manitowoc has engaged J.P. Morgan Chase & Co. and/or its affiliates from time to time for investment banking and financial consulting services.

        The shareholders representative will be responsible for, among other things, notifying Manitowoc if a sufficient number of stockholders wish to demand the registration of their restricted Manitowoc shares and reviewing the underwriting agreement in any such demand registration. The shareholders representative will be provided with reasonable access to information about Grove, Manitowoc and their affiliates and the reasonable assistance of officers and employees of Manitowoc in order to perform its duties.

        The shareholders representative will not be liable for acts taken on behalf of holders of restricted Manitowoc stock so long as these acts were not taken in bad faith or with gross negligence. Holders of restricted Manitowoc stock will severally indemnify the shareholders representative and will hold it harmless against any losses, claims, damages, liabilities or expenses incurred without gross negligence or bad faith and relating to, arising out of or in connection with the acceptance or administration of its duties, and shall reimburse the shareholders representative for any reasonable expenses it incurs in connection with services it performs pursuant to the terms of the stock restriction and registration rights agreement.

        The shareholders representative will have the right to resign from its position upon 15 days prior written notice to both Manitowoc and the holders of restricted Manitowoc shares. The shareholders representative may be removed by holders of a majority of the restricted Manitowoc shares upon 10 days prior written notice to Manitowoc if a substitute shareholders representative has been agreed upon.

Restrictions on Resale

        The stock restriction and registration rights agreement provides that, during the 90 days following the completion of the merger, no stockholder party to the agreement may:

  •
  sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any option for the purchase of the shares of Manitowoc common stock received in the merger; or

  •
  engage in any hedging transaction which would result in a disposition of any of these shares, including effecting any short sale or maintaining any short position in such shares which was entered into after March 18, 2002 (even if that requires that the party terminate short positions which may have been entered into prior to signing the stock restriction and registration rights agreement).

        During the period beginning on the ninetieth day after the completion of the merger and continuing for twelve months thereafter or, if sooner, the date on which the number of restricted Manitowoc shares falls below 500,000:

  •
  sales of restricted Manitowoc shares may only be made through a broker selected by Manitowoc from the list of pre-approved brokerage firms attached as Appendix A to the agreement; and

  •
  during any calendar week, the holders of restricted Manitowoc shares (considered collectively as a group) may not sell in the aggregate a number of those shares which exceeds 25% of the average weekly trading volume of Manitowoc's common stock, calculated over the most recently completed eight calendar weeks (with any sales made pursuant to the stock restriction and registration rights agreement being subtracted from the aggregate trading volume when computing the average weekly trading volume during any eight-week period).

        Solely for purposes of illustration, if the merger had occurred on or before May 31, 2002, Grove stockholders who became parties to the stock restriction and registration rights agreement and who wished to resell all or a portion of their Manitowoc stock during the week of June 3, 2002 would have been limited, as a group, to reselling an aggregate of 92,768 Manitowoc shares, which is 25% of the average weekly trading volume of Manitowoc's common stock during the eight-week period from April 8, 2002 through May 31, 2002.

        The pre-approved brokerage firm will attempt to fill orders it receives on or before the last trading day of any calendar week during the next following calendar week. Holders of restricted Manitowoc stock whose shares of Manitowoc common stock are sold in this manner will receive the average price of all sales of shares of restricted Manitowoc stock made by the pre-approved brokerage firm during the week their shares are sold. If the pre-approved brokerage firm receives sale orders for any week in excess of the weekly limitation described above, it will fill orders up to the maximum weekly limit on a pro rata basis (based on the orders it receives), and any orders which it does not fill during that week will be carried over to the following calendar week, unless withdrawn by the Grove stockholder. In calculating the sale orders to be filled during a subsequent calendar week, any orders which are carried over from the prior week will be treated as if they were new sale orders.

        The pre-approved brokerage firm will continue to accept orders through the end of each calendar week for sales of restricted Manitowoc stock, even after it has received sale orders which in the aggregate exceed the applicable weekly limitation. As described in the preceding paragraph, under these circumstances the orders received during the week will be filled on a pro rata basis during the next following calendar week up to the weekly limitation. Therefore you may not be able to sell all of the shares of Manitowoc stock you wish to sell in any given week. Also, because holders of restricted Manitowoc stock whose shares are sold by the pre-approved brokerage firm will receive the average price of all shares of restricted Manitowoc stock sold during a particular week, the price you receive for shares you sell in this manner may be lower than the market price of Manitowoc stock at the time you submit your sale order to the pre-approved brokerage firm. Holders of shares of restricted Manitowoc stock sold by the pre-approved brokerage firm for their account will be responsible for the brokerage fees charged by the broker.

        At the end of this restricted period, all transfer restrictions under this agreement will lapse. Any restrictions applicable to affiliates under Rule 145 may continue. See "Resale of Manitowoc Common Stock."

Demand Underwritten Offering

        At any time from 60 days after the completion of the merger until the expiration of the resale registration period, the shareholders representative, on behalf of holders of at least 20% of all Manitowoc stock to which the stock restriction and registration rights agreement then applies, may request that Manitowoc register for resale under the Securities Act all or part of each holder's restricted shares and facilitate an underwritten public offering of the holders' restricted Manitowoc stock. In response, Manitowoc must:

  •
  notify all holders of restricted Manitowoc shares of the demand;

  •
  file a resale registration statement as soon thereafter as practicable, but not more than thirty days after its receipt of the demand; and

  •
  use its best efforts to cause the resale registration statement to become effective as soon as practicable after filing.

        The resale registration statement will register for offer and sale in an underwritten offering all shares of restricted Manitowoc stock requested by holders who submitted the demand and all other shares of restricted Manitowoc stock for holders who give written notice of the request for registration to Manitowoc within 20 days of Manitowoc's notice of the initial demand. However, Manitowoc is not required to proceed with the filing of a resale registration statement unless holders have requested to sell the lesser of:

  •
  at least 80% of all shares of restricted stock then covered by the stock restriction and registration rights agreement; or

  •
  at least 500,000 shares of restricted Manitowoc stock.

        The managing underwriter for any such underwritten offering will be selected from the list of pre-approved underwriting firms attached as Appendix B to the stock restriction and registration rights agreement by the holders of a majority of the shares of Manitowoc common stock proposed to be sold in the offering. Any holder wishing to sell shares in the offering will be required to enter into an underwriting agreement in customary form with the selected underwriter. If the number of shares of Manitowoc common stock to be included in the offering exceeds the amount that the underwriter advises is compatible with the success of the offering, then the maximum number of shares that the underwriter advises should be included in the offering will be allocated for sale among the selling holders pro rata based on the number of shares each holder proposes to sell in the offering.

        Upon its receipt of a demand from the shareholders representative for an underwritten offering, Manitowoc has the right to convert the demand into a piggyback registration (as described below) and to sell newly issued or treasury shares of its common stock in the underwritten offering. If Manitowoc desires to do this, it must so notify the holders not later than ten business days following its receipt of the demand.

        Holders are collectively entitled to only one demand underwritten offering under the stock restriction and registration rights agreement. A request for registration will not constitute a demand if:

  •
  an underwritten offering is not completed in response thereto;

  •
  the registration constitutes a piggyback registration initiated by Manitowoc in response to the demand as provided in the preceding paragraph; or

  •
  any and all shares of restricted Manitowoc stock sought to be included by holders in the underwritten public offering are not so included as a result of cutbacks recommended by the underwriters.

Pre-Approved Brokerage and Underwriting Firms

        The pre-approved brokerage firms and the pre-approved underwriting firms listed in Appendix A and Appendix B, respectively, to the stock restriction and registration rights agreement were jointly selected by Manitowoc and Grove because of:

  •
  their reputations and demonstrated expertise in providing the type of brokerage and underwriting services contemplated by the stock restriction and registration rights agreement;

  •
  the past favorable experiences that either or both of Manitowoc and Grove have had in utilizing the services of these firms; and

  •
  the familiarity that these firms have with Manitowoc and Grove and their respective industries.

        Manitowoc and Grove have each utilized the services of some of these firms in the past for brokerage, financial advisory, consulting and underwriting services, and may do so in the future. Deutsche Bank Alex. Brown served as financial advisor to Manitowoc in connection with the merger, and Salomon Smith Barney, Inc. served as financial advisor to Grove in the merger. JPMorgan Chase Bank serves as the shareholders representative under the stock restriction and registration rights agreement, and certain of these firms are holders of Grove common stock and/or Grove indebtedness.

Suspension

        Manitowoc has the right to defer the filing of a registration statement pursuant to a proper demand if it furnishes to the holders of restricted Manitowoc stock a certificate signed by Manitowoc's chief executive officer which states that:

  •
  an event has occurred and is continuing which causes publicly available information about Manitowoc to contain an untrue statement of a material fact or to omit a material fact required to be stated therein or necessary to make the statements therein not misleading and that the disclosure of this event would be materially detrimental to Manitowoc or its shareholders; or

  •
  Manitowoc is engaged in a material transaction which would be adversely affected in any material respect by the underwritten offering.

        Manitowoc may only exercise these suspension rights once during any twelve month period and any suspension may only be for a reasonable period of time which will be as short as practicable, but in any event not longer than 90 days.

        If Manitowoc acts to suspend a properly demanded offering, the demand for the underwritten offering may be withdrawn by the holders of a majority of the shares of Manitowoc common stock that were to be sold in the offering. If holders of restricted Manitowoc stock withdraw their demand in such a way, they may not make another demand until the suspension period expires.

Piggyback Registration

        If Manitowoc proposes to register any common stock for sale in a public offering (subject to exclusions for specified types of offerings) while the stock restriction and registration rights agreement is in force, Manitowoc must provide notice of its intention to do so to all holders of restricted stock no later than 30 days prior to its initial filing of the registration statement. Any holder who wishes to sell shares of its restricted stock in Manitowoc's offering must provide Manitowoc with notice of its desire to do so no later than ten business days after Manitowoc provides notice of its offering. Manitowoc will then include such holder's shares of restricted Manitowoc stock in its registration statement for resale in the offering.

        In such a piggyback registration, and in a demand registration that Manitowoc converts to a piggyback registration as described above, Manitowoc and the shareholders representative will confer and cooperate in selecting the managing underwriters, but if they are unable to agree, Manitowoc will have the final discretion to select the managing underwriter, subject to the reasonable satisfaction of the shareholders representative. If the number of shares proposed to be sold in the piggyback registration exceeds the number of shares that the managing underwriter determines is compatible with the success of the offering, then the maximum number of shares proposed by the managing underwriter to be included in the offering will be allocated for sale in the following order:

  •
  first, equally between Manitowoc and the selling holders of restricted Manitowoc stock as a group until the maximum number of shares recommended by the managing underwriter is reached or until either the number of shares proposed to be sold by Manitowoc or by all of the holders is reached;

  •
  next, any remaining shares will be allocated to Manitowoc or to the holders, as the case may be; and

  •
  then, among the holders pro rata based on the number of shares of restricted stock proposed to be sold in the offering by each holder.

Expenses

        The stock restriction and registration rights agreement provides that Manitowoc will pay all expenses incident to any demand and piggyback registrations and related underwritten offerings, except that holders of shares of restricted Manitowoc stock offered and sold in any such offering must pay the fees of their own counsel and one-half of the amount of any underwriting discounts or commissions associated with the offering.

Amendment and Waivers

        The stock restriction and registration rights agreement can be amended or the observance of one or more of its terms can be waived only with the written consent of Manitowoc and the shareholders representative acting with the written approval of the holders of two-thirds of the Manitowoc shares that are covered by the stock restriction and registration rights agreement. However, no Grove stockholder will be bound by any amendment or waiver that purports to affect his or her rights with respect to a registration of Manitowoc stock under the agreement which became effective before the amendment or waiver, unless the Grove stockholder has consented in writing to that amendment or waiver.

Other Terms and Conditions

        The stock restriction and registration rights agreement prohibits holders of shares of restricted Manitowoc stock from selling those shares in market transactions during the seven days prior to and the 60 days following the effective date of a Manitowoc registration statement, if: (1) those shareholders are entitled to participate in the registration and resell shares thereunder; (2) all Manitowoc officers, directors and 5% or greater shareholders are similarly restricted; and (3) Manitowoc or an underwriter requests that the restriction apply.

        The stock restriction and registration rights agreement contains other terms and conditions which are customary for agreements of this type, including provisions governing the duties and obligations of Manitowoc in connection with demand and piggyback registrations, the duty and obligations of holders to provide information for registration statements, indemnification and contribution rights and the like.

Procedure for Becoming a Party to the Stock Restriction and Registration Rights Agreement

        If you wish to become a party to the stock restriction and registration rights agreement, you may deliver a signed copy of the agreement at the Grove special meeting. You may also sign and return a copy of the agreement with your proxy card. If your shares are held in the name of a bank, broker or other fiduciary, such person(s) may not sign the stock restriction and registration rights agreement for you. These person(s) will forward you a copy of the agreement. If you wish to become a party to the agreement, you must sign the agreement yourself and return it to Grove. You may sign and become a party to the stock restriction and registration rights agreement regardless of whether or how you vote on the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        The following discussion summarizes the material United States federal income tax consequences of the merger to Grove stockholders who exchange their Grove common stock for Manitowoc common stock pursuant to the merger. The following discussion is based on existing provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

        We do not discuss all United States federal income tax considerations that may be relevant to a particular stockholder in light of his or her personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

  •
  dealers in securities or foreign currencies;

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  stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

  •
  tax-exempt organizations;

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  non-United States persons or entities;

  •
  financial institutions or insurance companies;

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  stockholders who acquired Grove common stock in connection with stock option or stock purchase plans or in other compensatory transactions; or

  •
  stockholders who hold Grove common stock as part of an integrated investment, including a "straddle," composed of shares of Grove common stock and one or more other positions.

        The following discussion does not apply to Grove stockholders who are paid cash for their Grove common stock as a result of exercising dissenters' rights. In addition, the following discussion does not address any consequences arising under any state, local or foreign tax laws. Further, the following discussion is limited to United States persons who hold their shares of Grove common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, as property held for investment).

        ACCORDINGLY, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE SPECIFIC TAX CONSEQUENCES, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, TO YOU OF THE TRANSACTION BASED ON YOUR PARTICULAR CIRCUMSTANCES.

        Grove's obligation to complete the merger is conditioned on the receipt by Grove of an opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois), dated as of the closing date, to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. The receipt of such closing opinion may be waived solely at the discretion of Grove. If Grove waives the condition, Grove will re-circulate a revised version of this proxy statement and prospectus to disclose the waiver of the condition, the material risks, if any, to its stockholders as a result of the waiver and any related material effects and re-solicit the approval of its stockholders.

        The closing opinion, if issued, will be based upon United States federal income tax law in effect on the closing date and, among other things, certain assumptions and representations, including those contained in representation letters provided to Skadden, Arps, Slate, Meagher & Flom (Illinois), by Grove and Manitowoc and that the merger will be consummated in accordance with the terms of the merger agreement without waiver of any of the conditions of that agreement. If any of those assumptions or representations proves to be inaccurate, the conclusions contained in the closing opinion could be affected. There can be no assurance that (i) if Skadden, Arps, Slate, Meagher & Flom

(Illinois) does deliver a closing opinion, the Internal Revenue Service will not challenge the conclusions reached in the opinion or (ii) a court will not sustain any such challenge by the Internal Revenue Service.

        Although a definitive opinion on the tax treatment of the merger can be delivered only as of the closing date, based on factual representations contained in letters provided by Grove and Manitowoc, and on customary factual assumptions, all of which must continue to be true and accurate as of the effective time of the merger, Skadden, Arps, Slate, Meagher & Flom (Illinois), counsel to Grove, has delivered its conditional opinion (attached as exhibit 8.1 to the registration statement of which this proxy statement and prospectus forms a part) that for United States federal income tax purposes:

  •
  The merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

  •
  You will not recognize any gain or loss when you exchange your Grove common stock for Manitowoc common stock pursuant to the merger agreement (except as discussed below with respect to cash received instead of fractional shares).

  •
  Your aggregate tax basis in the Manitowoc common stock you receive as a result of the merger will be the same as your aggregate tax basis in the Grove common stock you surrender in the exchange, reduced by the tax basis of any shares of Grove common stock for which you receive cash instead of a fractional share of Manitowoc common stock.

  •
  The holding period of the Manitowoc common stock you receive as a result of the exchange will include the period during which you held the Grove common stock you exchange in the merger.

  •
  You will recognize gain or loss with respect to cash you receive instead of a fractional share interest in Manitowoc common stock. Your gain or loss will be measured by the difference between the amount of cash you receive and the portion of the tax basis of your shares of Grove common stock that is allocable to such fractional share interest. This gain or loss will be capital gain or loss and will be (1) a short-term capital gain or loss if your shares of Grove common stock have been held for one year or less at the time the merger is completed or (2) a long-term capital gain or loss if your shares of Grove common stock have been held for more than one year at the time the merger is completed.

  •
  Grove, Manitowoc, and Manitowoc's acquisition subsidiary will not recognize gain or loss as a result of the merger.

        THE PRECEDING STATEMENTS DO NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

MANITOWOC BUSINESS

        The Manitowoc Company, Inc. is a diversified industrial manufacturer with leading positions in its three principal segments: cranes; foodservice equipment; and marine services in the Great Lakes region. Manitowoc's crane business designs, manufactures and markets a comprehensive line of crawler cranes, tower cranes and boom trucks with capacities ranging from 10 tons to 1,433 tons. Manitowoc's cranes are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging. Manitowoc's foodservice business designs, manufactures and markets full product lines of ice making machines, walk-in and reach-in refrigerator/freezers, fountain beverage delivery systems and other foodservice refrigeration products for the restaurant, lodging, convenience store and institutional foodservice markets. Manitowoc's marine service business provides ship building, repair and maintenance services in the U.S. Great Lakes region. Manitowoc owns four shipyards and operates over 55% of the drydock capacity, based on footage, serving the U.S. Great Lakes commercial fleet. Its principal executive offices are located at 500 South 16th Street, Manitowoc, Wisconsin 54220.

GROVE BUSINESS

        Grove is an international designer, manufacturer and marketer of a comprehensive line of mobile hydraulic cranes and truck-mounted cranes. Grove's products are used in a wide variety of applications by commercial and residential building contractors, as well as by industrial, municipal and military end-users. Grove's products are marketed to independent equipment rental companies and directly to end-users under three widely recognized brand names—Grove Crane, Grove Manlift and National Crane.

        Grove is the successor corporation to SGPA, Inc. (formerly known as Grove Investors LLC). On May 7, 2001, SGPA filed a pre-negotiated plan of reorganization for SGPA and each of its domestic subsidiaries pursuant to Chapter 11 of the U.S. Bankruptcy Code. The plan of reorganization was confirmed on September 14, 2001 and consummated on September 25, 2001. In connection with the plan of reorganization, Grove was formed, and it acquired SGPA and its subsidiaries.

        Grove's products are sold in over 50 countries primarily through an established, global network of independent distributors. Grove's major marketing regions are North America, Europe, Africa and the Middle East, Asia and Latin America.

        Grove Crane designs and manufactures 24 models of mobile hydraulic cranes. Grove's mobile hydraulic cranes, which are used primarily in industrial, commercial and public works construction, are capable of reaching maximum heights of 374 feet and lifting up to 350 tons.

        Grove Manlift, now manufactured, distributed and serviced by Grove Crane, has seven models of aerial work platforms, which are used primarily in industrial applications. Aerial work platforms are used to elevate workers and their materials as an alternative to methods such as scaffolding and ladders.

        National Crane designs and manufactures 11 models of telescoping and 14 models of articulating truck-mounted cranes. Grove's telescoping and articulating cranes are used primarily in industrial, commercial, public works and construction applications and are capable of reaching maximum heights of 175 feet and lifting up to 40 tons. Telescoping and articulating cranes are mounted on a standard truck chassis or on a pedestal at a fixed location.

GROVE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity Overview

        On May 7, 2001, a pre-negotiated plan of reorganization was filed for Grove's predecessor (which we refer to herein as the Predecessor or Grove's predecessor) and each of its domestic subsidiaries pursuant to Chapter 11 of U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Middle District of Pennsylvania. The bankruptcy court confirmed the plan of reorganization on September 14, 2001 and it was consummated on September 25, 2001. For accounting purposes, the inception date for the reorganized company was as of the close of business on September 29, 2001.

        In connection with the plan of reorganization, Grove was formed under the laws of the State of Delaware, and in turn formed a wholly owned subsidiary, Grove Holdings, Inc., which in turn formed a wholly owned subsidiary, Grove Worldwide, Inc.

        On September 25, 2001, Grove acquired the Predecessor and executed, among other things, the following elements of the plan of reorganization:

  •
  Holders of amounts outstanding under the Predecessor's bank credit facility of approximately $224 million, including accrued interest, were issued (1) $125.0 million in senior secured notes, (2) debentures, with a face value of $45.0 million and an estimated fair value of $35.8 million, (3) four million shares of Grove's common stock, and (4) the right to elect three members to Grove's board of directors.

  •
  Holders of approximately $236 million of the Predecessor's 9.25% senior subordinated notes, including accrued interest, were issued (1) one million shares of Grove's common stock, (2) Series A warrants with a seven-year term giving the holder the right to acquire an aggregate of 277,778 shares of Grove's common stock at an exercise price of approximately $19.20 per share, (3) Series B warrants with a seven-year term giving the holder the right to acquire an aggregate of 277,778 shares of Grove's common stock at $24.20 per share, and (4) the right to elect one member to Grove's board of directors.

  •
  Holders of approximately $70 million of the Predecessor's 11.625% senior discount debentures, including accrued interest, approximately $73 million of the Predecessor's 14.5% senior debentures, including accrued interest, and the equity holders of the Predecessor did not receive any consideration under the plan of reorganization and their claims were extinguished.

  •
  Holders of all pre-petition unsecured trade obligations were paid in full.

In connection with the bankruptcy, the Predecessor's bank group provided $35.0 million of debtor-in-possession financing for use by the Predecessor during bankruptcy, which was converted into a revolving credit facility upon Grove's emergence from reorganization.

        The reorganization resulted in the elimination of approximately $440 million of the Predecessor's pre-petition long-term debt. Following the reorganization, Grove has a working capital ratio of better than two to one and a debt to equity ratio of under five to one.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: reserves for warranty, product liability and postemployment benefits. Grove uses the following methods and assumptions in determining the estimates:

        Warranty accrual—Determined by applying historical claim rate experience to the current population of units currently under Grove's warranty program. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty expense. These rates are applied to the unit population to determine the accrual.

        Product liability accrual—Grove records an accrual for the estimated amount of claims which are self-insured. The estimates are provided by a third party actuary based upon the last ten years historical claims trend data. The accrual for claims includes estimates of legal and administrative costs to be incurred.

        Postretirement benefit reserve—Grove determines the accrual in accordance with SFAS 87 and SFAS 106 using the assumptions detailed in its consolidated financial statements.

Results of Operations

        Grove generates most of its net sales from the manufacture and sale of new mobile hydraulic cranes and truck-mounted cranes. Grove also generates a portion of its net sales from after-market sales (parts, service and used equipment) of the products it manufactures. Sales of used equipment are not material and are generally limited to trade-ins on new equipment through Grove-owned distributors in France, Germany and the United Kingdom.

        The following is a summary of net sales for the periods indicated (dollars in millions):

	Fiscal year ended			Three months ended		Six months ended
	October 2, 1999	September 30, 2000	September 29, 2001	March 31, 2001	March 30, 2002	March 31, 2001	March 30, 2002
New equipment sold	$625.6	$664.9	$535.8	$145.6	$96.4	$270.4	$189.7
After-market	90.1	85.0	83.8	22.2	23.3	44.5	45.1
Other(1)	73.2	96.1	98.0	31.0	13.8	57.3	28.5

Net sales	$788.9	$846.0	$717.6	$198.8	$133.5	$372.2	$263.3

(1)
Includes used equipment and specialty cranes and equipment sold to the U.S. government.

        Consistent with industry practice, particularly in Germany, certain of Grove's mobile hydraulic crane sales (generally less than 5% of units sold annually) are made with residual value guarantees under which the full sales price is collected in cash on normal commercial terms following delivery of the cranes. However, these sales are accounted for in a manner similar to operating leases. Upon collection, the sales price is deferred and accounted for as deferred revenue (current and non-current) while the related inventory is reclassified as "property, plant and equipment/equipment held for rent." Over the term of the residual value guarantee, deferred revenue is recognized as sales and the depreciation of the related equipment held for rent is classified as cost of goods sold, the effect of which is to recognize sales, costs of goods sold and gross profit over the residual value guarantee period, as opposed to at the time of delivery of the crane. Losses with respect to residual value guarantees have been insignificant.

Fiscal 2001 Compared To Fiscal 2000

        Net Sales.    Net sales decreased $128.4 million, or 15.2%, from $846.0 million for fiscal 2000 to $717.6 million for fiscal 2001. New equipment sales decreased $129.1 million, or 19.4%, as the result of lower unit sales by the Grove Crane operating division due to a worldwide decline in the construction equipment market and lower Manlift unit volumes as a result of the Predecessor's reduction of Manlift operations. After-market sales for the Predecessor, including parts and services, decreased from fiscal 2000 to fiscal 2001 due primarily to a decline in parts and service sales in Europe. Other sales for the Predecessor increased 2.0% as a result of higher sales to the U.S. government and used equipment sales.

        Gross Profit.    Gross profit decreased $23.6 million, or 18.9%, from $124.9 million in fiscal 2000 to $101.3 million in fiscal 2001. Gross margins as a percentage of net sales were 14.8% in fiscal 2000 compared with 14.1% in fiscal 2001. Margins were adversely impacted in both fiscal 2000 and 2001 by write-off of obsolete inventory of $12.5 million and $7.5 million, respectively, principally related to the reduction in Manlift production.

        Selling, Engineering, General and Administrative Expenses.    Selling, engineering, general and administrative expenses (SG&A) decreased $12.0 million, or 11.1%, from $107.9 million in fiscal 2000 to $95.9 million in fiscal 2001. The decrease in expenses was a result of cost reduction efforts at Grove's Shady Grove facility and in its European operations. As a percentage of net sales, SG&A was 13.4% in fiscal 2001 and 12.8% in fiscal 2000.

        Reorganization expenses.    During the year ended September 29, 2001, Grove's predecessor executed a Chapter 11 reorganization. As a result of the reorganization, Grove's predecessor incurred bank and professional fees associated with the reorganization of $14.5 million in fiscal 2001. Such costs will not recur in fiscal 2002.

        Restructuring charges.    During fiscal 2001, Grove's predecessor terminated approximately 190 employees resulting in severance costs of $5.0 million. During fiscal 2000, Grove's prececessor adopted and executed restructuring plans that resulted in the termination of approximately 470 employees principally in its U.S. operations resulting in severance costs of $8.8 million. The terminations included manufacturing, general and administrative personnel.

        Goodwill Impairment Charge.    During fiscal 2000, management adopted a plan to reduce the size of its Manlift operations. In connection with the decision to reduce Manlift operations, Grove's predecessor recognized a goodwill impairment charge of $53.4 million.

        Income (loss) from operations.    Income (loss) from operations, excluding the goodwill impairment charge of $53.4 million and the restructuring charge of $8.8 million in fiscal 2000 and excluding the reorganization expenses of $14.5 million and the restructuring charges of $5.0 million in fiscal 2001, decreased $10.1 million from $10.0 million in fiscal 2000 to ($0.1) million in fiscal 2001. The decline was primarily a result of lower sales due to a reduction in demand for new units by the construction equipment market.

        Extraordinary item—gain on discharge of debt and accrued interest.    In fiscal 2001, Grove's predecessor realized a $334.4 million gain on the discharge of debt and accrued interest as a result of the Chapter 11 reorganization.

Fiscal 2000 Compared to Fiscal 1999

        Net Sales.    Net sales increased $57.1 million, or 7.2%, from $788.9 million for fiscal 1999 to $846.0 million for fiscal 2000. Net sales would have been approximately 4% higher had foreign exchange rates been stable from fiscal 1999 to fiscal 2000 against the U.S. dollar. New equipment sales increased $39.3 million, or 6.3%, principally as the result of higher unit sales by the Grove Crane operating division. After-market sales for Grove's predecessor, including parts and services, decreased from fiscal 1999 to fiscal 2000 due primarily to a decline in parts and service sales in Europe. Other sales for Grove's predecessor increased 31.3% as a result of higher sales to the U.S. government and used equipment sales.

        Gross Profit.    Gross profit decreased $22.9 million, or 15.5%, from $147.8 million in fiscal 1999 to $124.9 million in fiscal 2000, as a result of a decline in Manlift volumes and pricing, manufacturing inefficiencies in U.S. operation and the impact of the strengthening U.S. dollar against European currencies. Gross profit would have been approximately 6% higher had foreign exchange rates been stable from fiscal 1999 to fiscal 2000 against the U.S. dollar. The manufacturing inefficiencies were caused, in part, by a failed attempt by a labor union to organize U.S. employees. In connection with the decision to cease manufacturing of certain aerial work platform models, the Predecessor recorded inventory write-downs of $12.5 million in fiscal 2000. Gross profit as a percent of sales decreased to 14.8% in fiscal 2000 from 18.7% in fiscal 1999 primarily as the result of lower Manlift pricing.

        Selling, Engineering, General and Administrative Expenses.    Selling, engineering, general and administrative expenses (SG&A) decreased $16.8 million, or 13.5%, from $124.7 million in fiscal 1999 to $107.9 million in fiscal 2000. Cost reductions at the Shady Grove facility contributed approximately $8.0 million to the decline. The strength of the U.S. dollar against European currencies contributed $4.4 million to the decline. Included in SG&A are approximately $0.9 million and $5.4 million of consulting fees, for fiscal 2000 and fiscal 1999, respectively, paid to a consultant in connection with an operational improvement program. As a percentage of net sales, SG&A was 12.8% in fiscal 2000 and 15.8% in fiscal 1999.

        Restructuring charges.    During fiscal 2000, Grove's predecessor terminated approximately 470 employees principally in its U.S. operations resulting in severance costs of $8.8 million. The terminations included manufacturing, general and administrative personnel.

        Goodwill Impairment Charge.    During fiscal 2000, management adopted a plan to reduce the size of its Manlift operations. In connection with the decision to reduce Manlift operations, Grove's predecessor recognized a goodwill impairment charge of $53.4 million.

        Income from operations.    Income from operations, excluding the goodwill impairment charge of $53.4 million and restructuring charge of $8.8 million in fiscal 2000, decreased $6.2 million from $16.2 million in fiscal 1999 to $10.0 million in fiscal 2000. The declines were principally related to lower operating profits by the Grove Manlift division caused by the factors described above as well as the strengthening of the U.S. dollar against European currencies.

Second Fiscal Quarter 2002 Compared to Second Fiscal Quarter 2001

        Net Sales.    Net sales decreased $65.3 million, or 32.8%, to $133.5 million for the second fiscal quarter 2002 from $198.8 million for the second fiscal quarter 2001. The decrease in net sales is principally the result of decreased new equipment sales.

        New equipment sales decreased $49.2 million, or 33.8% to $96.4 million for the second fiscal quarter 2002 from $145.6 million for the second fiscal quarter 2001. The decrease in net sales is principally the result of decreased demand for new units. The decline in unit volume is the result of the discontinuation of various aerial work platform models during fiscal 2001 and overall market decline in the U.S. and European crane markets.

        After-market sales did not significantly change in the second fiscal quarter 2002 from the second fiscal quarter 2001. An increase in net sales in North American was offset by a decrease in Europe.

        Other sales decreased by $17.2 million to $13.8 million in the fiscal 2002 three months from $31.0 million in the fiscal 2001 three months. The decrease was primarily due to lower government and used equipment sales volumes.

        Gross Profit.    Gross profit decreased $4.1 million, or 15.4%, to $22.6 million in the second fiscal quarter 2002 from $26.7 million in the second fiscal quarter 2001. The decrease in gross profit was attributable primarily to a decline in Grove Crane and National Crane volumes offset by improved manufacturing efficiencies in Grove's U.S. operation. Gross profit as a percent of sales increased to 16.9% in the second fiscal quarter 2002 from 13.4% in the second fiscal quarter 2001 primarily as the result of mix of products sold and manufacturing efficiencies.

        Selling, Engineering, General and Administrative Expenses.    Selling, engineering, general and administrative expenses (SG&A) decreased $6.2 million, or 23.7%, to $20.1 million in the second fiscal quarter 2002 from $26.3 million in the second fiscal quarter 2001. The decrease is primarily due to the costs reductions implemented during fiscal 2001. As a percentage of net sales, SG&A was 15.0% in the second fiscal quarter 2002 and 13.2% in the second fiscal quarter 2001.

        Restructuring charges.    During the second fiscal quarter 2001, Grove's predecessor adopted and executed a restructuring plan that resulted in the termination of approximately 290 employees principally in its U.S. operations. In connection with the terminations, Grove's predecessor accrued severance costs of $0.8 million. During the second fiscal quarter 2002, Grove adopted and executed a restructuring plan that resulted in the termination of approximately 77 employees principally in its U.S. operations. In connection with the terminations, Grove accrued severance costs of $0.7 million.

        Interest expense.    Interest expense decreased $11.4 million to $4.4 million for the second fiscal quarter 2002 from $15.8 million in the second fiscal quarter 2001 as the result of the new capital structure following Grove's restructuring.

        Backlog.    Grove's backlog consists of firm orders for new equipment and replacement parts. Total backlog as of April 6, 2002 was approximately $120.3 million compared with total backlog as of April 6, 2001 of approximately $106.9 million. Substantially all of Grove's backlog orders are expected to be filled within one year, although there can be no assurance that all such backlog orders will be filled within that time period. Parts orders are generally filled on an as-ordered basis.

First Six Months Fiscal 2002 Compared to First Six Months Fiscal 2001

        Net Sales.    Net sales decreased $108.9 million, or 29.3%, to $263.3 million for the first six months of fiscal 2002 from $372.2 million for the first six months of fiscal 2001. The decrease in net sales is principally the result of decreased new equipment sales.

        New equipment sales decreased $80.7 million, or 29.8% to $189.7 million for the first six months of fiscal 2002 from $270.4 million for the first six months of fiscal 2001. The decrease in net sales is principally the result of decreased demand for new units. The decline in unit volume is the result of the reduction of the Manlift business and overall market decline in the U.S. and European crane markets.

        After-market sales did not significantly change in the first six months of fiscal 2002 from the first six months of fiscal 2001. An increase in net sales in North American was offset by a decrease in Europe.

        Other sales decreased by $28.8 million to $28.5 million in the first six months of fiscal 2002 from $57.3 million in the first six months of fiscal 2001. The decrease was primarily due to lower government and used equipment sales volumes.

        Gross Profit.    Adjusted for a $14.5 million charge related to inventory and other asset write-ups recorded in "fresh start" reporting, gross profit decreased $7.7 million, or 15.1%, to $43.2 million in the first six months of fiscal 2002 from $50.9 million in the first six months of fiscal 2001. The decrease in gross profit was attributable primarily to a decline in Grove Crane and National Crane volumes offset by manufacturing efficiencies in Grove's U.S. operation. Gross profit as a percent of sales increased to 16.4% in the first six months of fiscal 2002 from 13.7% in the first six months of fiscal 2001 primarily as the result of mix of products sold and manufacturing efficiencies.

        Selling, Engineering, General and Administrative Expenses.    Selling, engineering, general and administrative expenses (SG&A) decreased $9.4 million, or 19.7%, to $38.6 million in the first six months of fiscal 2002 from $48.0 million in the first six months of fiscal 2001. The decrease is primarily due to the cost reductions implemented during fiscal 2001. As a percentage of net sales, SG&A was 14.6% in the first six months of fiscal 2002 and 12.9% in the first six months of fiscal 2001.

        Restructuring charges.    During the first six months of fiscal 2001, Grove's predecessor adopted and executed restructuring plans that resulted in the termination of approximately 510 employees principally in its U.S. operations. In connection with the terminations, Grove's predecessor accrued severance costs of $2.4 million. During the first six months of fiscal 2002, Grove adopted and executed a restructuring plan that resulted in the termination of approximately 77 employees principally in its U.S. operations. In connection with the terminations, Grove accrued severance costs of $0.7 million.

        Interest expense.    Interest expense decreased $26.6 million to $7.3 million for the first six months of fiscal 2002 from $33.9 million in the first six months of fiscal 2001 as the result of the new capital structure following Grove's restructuring.

Geographic Comparisons During the Three Years Ended September 29, 2001

        Net sales to unaffiliated customers by Grove's domestic subsidiaries contributed 57% of the Predecessor's sales in fiscal 2001. Net sales to unaffiliated customers by the Predecessor's domestic subsidiaries decreased by $135 million or 25% in fiscal 2001 as compared to fiscal 2000. The decrease in net sales by the Predecessor's domestic subsidiaries was across all product lines as the result of a decline in the U.S. construction equipment market and lower Manlift unit volumes as a result of the Predecessor's reduction of Manlift operations. Net sales to unaffiliated customers by the Predecessor's foreign subsidiaries increased by $16 million or 5% in fiscal 2001 as compared to fiscal 2000. The increase in net sales by the Predecessor's foreign subsidiaries was primarily the result of higher crane sales.

        Net sales to unaffiliated customers by the Predecessor's domestic subsidiaries contributed 65% of the predecessor's sales in fiscal 2000. Net sales to unaffiliated customers by the Predecessor's domestic subsidiaries increased by $13 million or 2% in fiscal 2000 as compared to fiscal 1999. The increase in net sales by the Predecessor's domestic subsidiaries was a result of an increase in crane sales offset by a decrease in aerial work platform sales. Net sales to unaffiliated customers by the predecessor's foreign subsidiaries increased by $45.8 million or 18.3% in fiscal 2000 as compared to fiscal 1999. The increase in net sales by the predecessor's foreign subsidiaries was primarily the result of higher crane sales.

Geographic Comparisons During the Six Months Ended March 30, 2002.

        Net sales to unaffiliated customers by Grove's domestic subsidiaries contributed 57% of Grove's sales for the six months ended March 30, 2002. Net sales to unaffiliated customers by Grove's domestic subsidiaries decreased by $57.5 million or 27.5% for the six months ended March 30, 2002 as compared to the six months ended March 31, 2001. The decrease in net sales by Grove's domestic subsidiaries was across all product lines as the result of a decline in the U.S. construction equipment market. Net sales to unaffiliated customers by Grove's foreign subsidiaries decreased by $46.7 million or 29.0% in the six months ended March 30, 2002 as compared to the six months ended March 31, 2001. The decrease in net sales by Grove's foreign subsidiaries was primarily the result of lower unit crane sales due to a continued softening of the market in Europe.

Euro Conversion

        On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing national currencies and a single new currency, the euro. For a three-year transition period, transactions were conducted in both the euro and national currencies. Effective

January 1, 2001, the euro became the official currency of those member countries and their national currencies are being phased out over various periods during the first half of 2002. After June 30, 2002, the euro will be the sole legal tender of the participating countries. The adoption of the euro is affecting a multitude of financial systems and business applications within Grove and those of third parties with whom it does business.

        Grove has operations in certain of the countries participating in the euro conversion. Grove completed its plans to address the information system issues and the potential business implications of converting to a common currency in November 2001. As a part of this process, Grove converted to recent releases of system software, where necessary, that accommodate the euro conversion. Management of Grove believes that it has modified, or is in the process of appropriately modifying, its business activities to accommodate this conversion and transition to the euro. The costs to accommodate the euro conversion to date have not been material and management believes that future conversion costs will also not be significant.

        The use of a common currency throughout most of Europe should permit Grove, its suppliers, and its customers to more readily compare the prices of the products in the areas Grove serves. Management expects this will lead to more uniform pricing of products in countries within the European Union. The effects of these trends on its businesses will depend on the competitive situations that exist in the various areas in which it participates and potential actions that may or may not be taken by its competitors, customers, or suppliers. While these uncertainties make it difficult for us to predict the impact of the euro conversion on its overall operations, Grove doesn't expect that it will have a material impact on its operations, cash flows, or financial condition.

Environmental Matters

        Grove generates hazardous and non-hazardous waste in the normal course of its manufacturing operations. As a result, Grove is subject to a wide range of federal, state, local and foreign environmental laws, including CERCLA, that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for hazardous and nonhazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Compliance with such laws has required, and will continue to require, expenditures by Grove on a continuing basis. Grove does not expect that these expenditures will have a material adverse effect on its financial condition or results of operations.

        In 1990, the Clean Air Act was amended and established a list of 189 toxic air pollutants that must be controlled using MACT as prescribed by the EPA. Grove believes that by 2003 it will be subject to MACT regulations with respect to its surface coating air emissions. At this time, Grove does not expect the cost of compliance with these MACT regulations to have a significant impact on Grove.

Liquidity and Capital Resources

        Grove's business is working capital intensive, requiring significant investments in receivables and inventory. In addition, Grove requires capital for replacement and improvements of existing plant, equipment and processes.

        During fiscal 2001, the Predecessor's operating activities used approximately $13.0 million in cash flow. This amount resulted primarily from a loss from operations before non-cash charges of $24.8 million.

        During fiscal 2001, the Predecessor used $9.4 million in investing activities, including $7.1 million for capital expenditures and $4.6 million for investment in equipment held for rent (due to the lease treatment relating to certain sales which are accounted for as operating leases). The cash flows used in investing activities were funded from additional borrowings and cash resources.

        During fiscal 2000, the Predecessor's operating activities used approximately $9.8 million in cash flow. This amount resulted primarily from a loss from operations before non-cash charges of $13.5 million offset by declines in the investment in working capital of $5.2 million.

        During fiscal 2000, the Predecessor used $15.7 million in investing activities, consisting of $8.8 million for capital expenditures and $6.9 million for investment in equipment held for rent (due to the lease treatment relating to certain sales which are accounted for as operating leases). The cash flows used in investing activities were funded from cash resources.

        During fiscal 1999, the Predecessor's operating activities generated approximately $0.7 million in operating cash flow. This amount resulted primarily from income from operations before non-cash charges of $49.7 million and declines in the investment in working capital of $5.7 million offset by payments for interest expense of $39.3 million and costs related to the closure of the Sunderland manufacturing facility of $17.3 million.

        During fiscal 1999, the Predecessor used $19.3 million in investing activities, consisting of $9.4 million for capital expenditures and $23.8 million for investment in equipment held for rent (due to the operating lease treatment relating to certain sales which are accounted for as operating leases). Such amounts were offset by proceeds from the sales of property and equipment of $3.4 million and the final payment from Hanson plc of $10.5 million related to the post closing purchase price adjustment. The cash flows used in investing activities were funded from cash resources.

        During the first six months of fiscal 2002, Grove's operating activities provided approximately $3.8 million in operating cash flow. This amount resulted from income from operations before non-cash charges of $5.5 million and a decrease in working capital of $7.9, net of other cash outflows of $9.6 million. During the six months ended March 30, 2002, Grove paid severance costs of $1.3 million related to termination agreements consummated in fiscal 2001. As of March 30, 2002, Grove has remaining severance obligations of $0.8 million, which it expects to pay through July 2003.

        During the first six months of fiscal 2002, Grove used $0.7 million in investing activities for capital expenditures.

        With $11.8 million of cash on hand and $16.5 million in additional available borrowings under Grove's revolving line of credit, total liquidity at March 30, 2002 is $28.3 million.

        Grove expects that cash flows from foreign operations will be required to meet its domestic debt service requirements. Such cash flows are expected to be generated from intercompany interest expense on loans Grove has made to certain of its foreign subsidiaries. The loans have been established with amounts and interest rates to allow for repatriation without restriction or additional tax burden. However, there is no assurance that the foreign subsidiaries will generate the cash flow required to service the loans or that the laws in the foreign jurisdictions will not change to limit repatriation or increase the tax burden of repatriation.

        Grove has no plans to pay dividends.

        Management believes that normal variations in foreign exchange rates are not material to Grove's operations or financial position.

        On September 25, 2001, Grove entered into a new three-year revolving credit facility. The maximum borrowing and/or outstanding letters of credit under the revolving credit facility may not exceed the lesser of $35 million or an amount determined by a borrowing base formula. The borrowing base formula is comprised of certain specified percentages of eligible accounts receivable and inventory. Borrowings under the revolving credit facility are secured by a security interest in, pledge of and lien on substantially all Grove's North American assets and properties and the proceeds thereof. Borrowings under the revolving credit facility are guaranteed by Grove and its subsidiaries. Borrowings may be used to fund working capital and other general corporate purposes. The revolving credit facility contains restrictive covenants, including, among other things, limitations on dividends, limitations on the creation of additional liens and indebtedness, limitations on capital expenditures, investments, the sale of assets and transactions with affiliates. Financial covenants include the maintenance of minimum earnings before interest, taxes, depreciation and amortization, maximum leverage, minimum interest coverage, maximum capital expenditures and net worth. The revolving credit facility requires that Grove have outstanding borrowings of $15 million at all times, subject to the borrowing base restrictions. The agreement was amended in March, 2002 to eliminate certain financial covenants during the quarters ended March 30, 2002 and June 30, 2002.

        The revolving credit facility provides that borrowings will bear interest at a rate of 2.5% in excess of the bank's base rate, or at its option, a rate of 3.5% in excess of the reserve adjusted Eurodollar rate for interest periods of one, two, three, six or twelve months. Grove also pays a 0.5% fee on the unused portion of the revolving credit facility, a letter of credit fee of 3.5% per annum and certain other fees. At March 30, 2002, Grove had available additional borrowings of approximately $16.5 million under the revolving credit facility.

Quantitative and Qualitative Disclosures About Market Risk

        Grove's principal market risk exposure is changing interest rates, primarily changes in short-term interest rates. Grove does not enter into financial instruments for trading or speculative purposes. Grove's policy is to manage interest rates through use of a combination of fixed and floating rate debt.

        Grove may also use derivative financial instruments to manage its exposure to interest rate risk. A summary of Grove's principal financial instruments which are subject to interest rate risk at September 29, 2001 is as follows (dollars in thousands):

Description	Amount outstanding at September 29, 2001	Interest rate	Fair value
Revolving credit facility	$15,000	Floating	$15,000
Term loan facility	125,000	Floating	125,000
Debentures	45,000	14.00%	35,800

        The revolving credit facility provides that borrowings will bear interest at a rate of 2.5% in excess of the banks base rate, or at Grove's option, a rate of 3.5% in excess of the reserve adjusted Eurodollar rate for interest periods of one, two, three, six or twelve months. Grove also pays a 0.5% fee on the unused portion of the revolving credit facility, a letter of credit fee of 3.5% per annum and certain other fees.

        Grove has also entered into a $125.0 million term loan facility which provides that borrowings will bear interest at a rate of 2.5% in excess of the banks base rate, or at Grove's option, a rate of 3.5% in excess of the reserve adjusted Eurodollar rate for interest periods of one, two, three, six or twelve months. The term loan facility requires mandatory prepayment with any proceeds from the issuance of any new debt or equity; certain asset sales; and 50% of excess cash flow, as defined in the agreement.

        Movement in foreign currency exchange rates creates risk to Grove's operations to the extent of sales made and costs incurred in foreign currencies. The major foreign currencies, among others, in which Grove does business are the British pound sterling, and the euro. In addition, changes in currency exchange rates can affect the competitiveness of Grove's products and could result in management reconsidering pricing strategies to maintain market share. Specifically, Grove is most sensitive to changes in the euro. For fiscal 2001, approximately 43% of Grove's net sales were transacted in foreign currencies, of which approximately 78% was transacted in euros. Based on Grove's overall currency rate exposure at September 29, 2001, a 10% change in currency rates would not have had a material effect on the financial position, results of operations or cash flows of Grove.

        In order to manage currency risk, Grove's practice is to contract for purchases and sales of goods and services in the functional currency of Grove's subsidiary executing the transaction. To the extent the purchases or sales are in currencies other than the functional currency of the subsidiary, Grove will generally purchase forward contracts to hedge firm purchase and sales commitments. As of March 30, 2002, Grove was a party to contracts with an aggregate obligation of $17 million. The contracts have an unrealized loss of eleven thousand dollars. These forward contracts generally have average maturities of less than six months. Grove has not taken any actions at this time to hedge its net investment in foreign subsidiaries but may do so in the future.

        Grove does not have any commodity contracts.

Committed funds

        Grove has committed cash outflow related to debt repayments and capital and operating lease agreements as follows as of September 29, 2001 (in thousands).

	Capital Leases	Operating Leases	Debt Repayments	Total
2002	$1,301	$2,200	$15,000	$20,503
2003	1,274	1,707	—	4,984
2004	994	1,359	46,250	50,607
2005	1,013	387	31,250	34,655
2006	742	142	62,500	65,390
Thereafter	53	108	45,000	45,161

Total	$5,377	$5,903	$200,000	$211,280

        Grove provides guarantees of residual value to third party financing companies in support of certain customers' financing arrangements. These guarantees generally are only exercisable should Grove's customer default on their financing agreements. Grove does not expect to incur losses under these guarantees. Exercises of these guarantees have not been significant for the periods in the three years ended September 29, 2001. Aggregate residual value guarantees were approximately $37 million at September 29, 2001.

PRINCIPAL STOCKHOLDERS OF GROVE

        The following table sets forth information regarding the beneficial ownership of Grove capital stock as of June 25, 2002 by:

  •
  each person or entity known by Grove to beneficially own more than 5% of the outstanding shares of Grove common stock;
  •
  each executive officer and director of Grove; and
  •
  all executive officers and directors of Grove as a group.

        Unless otherwise indicated below, to Grove's knowledge, all persons named in the table have sole voting and investment power with respect to their shares of capital stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Grove Investors, Inc., 1565 Buchanan Trail East, Shady Grove, Pennsylvania 17256. The table below reflects the shareholdings on an as-converted basis.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

        As of June 25, 2002, there were approximately 25 record holders of Grove common stock.

	Grove Common Stock Owned Before Merger		Percentage of Manitowoc Shares Beneficially Owned After Merger(2)(3)
Name and address	Number of Shares	Percentage(1)
Jeffry D. Bust	115,000	2.3%	*
John T. Wheeler	40,000	*	*
Stephen L. Cripe	40,000	*	*
Mark J. Klaiber	5,000	*	*
Scott Krase(4)	592,527	12.0%	*
James F. Wilson(5)	435,612	8.8%	*
Gerard E. Holthaus	—	—
Paul E. Suckow	—	—
Oak Hill Securities Fund, L.P.(6) 65 East 55th Street, 32nd Floor New York, New York 10022	429,868	8.7%	*
Highland Capital Management(7) 1345 Noel Road Dallas, TX 75240	537,032	10.9%	*
Sharp Hill Capital LLC c/o Special Investments Group 120 Long Ridge Road, 3rd Floor Stamford, CT 06927	469,363	9.5%	*
Carl Marks Management Company, L.P.(8) 135 East 57th Street, 27th Floor New York, NY 10286	435,612	8.8%	*
Limited Ark CLO 2001-1 c/o Patriarch Partners, LLC 112 South Tryon Street, Suite 70 Charlotte, NC 28284	355,269	7.2%	*
All directors and executive officers as a group (8 people)	1,228,139	24.6%	2.1%

*
Represents beneficial ownership of less than 1% of the outstanding shares of the specified class or series of stock.
(1)
The number of shares of Grove common stock deemed outstanding includes:
•
5,000,000 shares of common stock outstanding as of June 25, 2002; and

  •
  the number of shares, if any, of Grove common stock that the respective persons named in the above table have the right to acquire presently or within 60 days of June 25, 2002 upon the exercise of stock options.

(2)
Represents the percentage of Manitowoc common stock outstanding after the merger based upon the number of shares of Grove common stock the holder owned on June 25, 2002 multiplied by 0.4417, the maximum number of shares which may be issued in the merger in exchange for each Grove share.
(3)
The number of shares of Manitowoc common stock deemed outstanding following the merger includes:
•
24,062,778 shares of Manitowoc common stock outstanding on March 31, 2002; and
•
2,208,500, the maximum number of shares which may be issued in the merger based on the number of shares held by holders of Grove common stock on June 25, 2002.

(4)
All shares indicated as owned by Mr. Krase are due to his affiliation with Oak Hill Securities Fund, L.P. and Oak Hill Securities Fund II, L.P. (which beneficially owns 162,659 shares of Grove common stock).
(5)
All shares indicated as owned by Mr. Wilson are due to his affiliation with Carl Marks Management Company, L.P.
(6)
All shares of Grove common stock are held by Hare & Co., as agent for Oak Hill Securities Fund, L.P.
(7)
Includes 36,997 shares of Grove common stock held by Highland Crusader Offshore Partners; 87,104 shares of Grove common stock held by KZH Pamco LLC; 117,055 shares of Grove common stock held by ML CBO IV (Cayman) Ltd.; 208,772 shares of Grove common stock held by PAM Capital Funding LP; and 87,104 shares of Grove common stock held by Pamco Cayman Ltd.
(8)
Includes 331,065 shares of Grove common stock held by held by Carl Marks Strategic Investments, L.P. and 104,546 shares of Grove common stock held by Carl Marks Strategic Investments II, L.P.

Executive Compensation Plan Information

        The following provides information with respect to Grove compensation plans as of the completion of fiscal year 2001:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders	263,158	$7.92	55,000
Total	263,158	$7.92	55,000

        The Grove board of directors has adopted the Grove Investors, Inc. 2001 Stock Incentive Plan, an equity compensation plan for the officers and employees of Grove and its subsidiaries. The plan allows for the grant of awards with respect to a maximum of 533,000 shares of Grove common stock, which awards may be made in the form of non-qualified stock options or restricted stock. The plan is administered by the Grove board of directors (or a committee of the Grove board), which has the authority to determine which officers and employees will receive awards under the plan, as well as the terms and conditions of those awards, including term, vesting schedule and option exercise price. The plan permits the terms of outstanding awards to be equitably adjusted to reflect corporate transactions affecting Grove's common stock and provides for the vesting schedule of all awards outstanding under the plan to be accelerated upon the occurrence of certain events, including stockholder approval of the merger.

DESCRIPTION OF MANITOWOC CAPITAL STOCK

        Manitowoc's articles of incorporation provide that it has authority to issue 75 million shares of common stock and 3.5 million shares of preferred stock.

        The following summary of some provisions of Manitowoc's common stock and preferred stock is not complete. You should refer to Manitowoc's articles of incorporation, which are incorporated by reference as an exhibit to the registration statement of which this proxy statement and prospectus is a part, and applicable law for more information.

Common Stock

        As of May 31, 2002, Manitowoc had 24,134,902 shares of common stock issued and outstanding. Manitowoc will issue between 1.7 million and 2.2 million shares of its common stock to Grove stockholders in the merger and therefore will have approximately 26 million shares of common stock issued and outstanding immediately after the merger is completed. All of the issued and outstanding shares are fully paid and nonassessable, and the shares of common stock being issued in the merger will, upon completion of the merger, be fully paid and nonassessable, except in each case for statutory liability under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law for unpaid employee wages.

        After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, Manitowoc common stock is entitled to such dividends as may be declared from time to time by its board of directors in accordance with applicable law. See "Price Range of Common Stock and Dividend Policy."

        Except as provided under Wisconsin law and except as may be determined by Manitowoc's board of directors with respect to any series of preferred stock, only the holders of common stock will be entitled to vote for the election of members to Manitowoc's board of directors and on all other matters. Holders of common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

        All shares of common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to Manitowoc common stock.

        The transfer agent for Manitowoc common stock is First Chicago Trust Company, a division of Equiserve.

Preferred Stock

        Under Manitowoc's articles of incorporation, its board of directors has the authority, without further action by the shareholders, to issue up to 3.5 million shares of preferred stock in one or more series and to fix the variations in the powers, preferences, rights, qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Manitowoc's board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. As a result, preferred stock could be issued quickly with terms that will delay or prevent a change of control or make removal of management more difficult. In addition, the issuance of preferred stock may have the effect of decreasing the market price of common stock and may adversely affect the voting and other rights of common stock. At present, there are no shares of preferred stock outstanding and Manitowoc has no current plans to issue any shares of preferred stock.

Common Stock Purchase Rights

        Manitowoc has entered into a Rights Agreement, dated as of August 15, 1999, with First Chicago Trust Company, pursuant to which each outstanding share of Manitowoc common stock, including the shares to be issued in the merger, has attached four-ninths of a right to purchase shares of Manitowoc common stock. Each share of Manitowoc common stock subsequently issued prior to the expiration of the Rights Agreement will likewise have attached four-ninths of a right. Under circumstances described below, the rights will entitle the holder thereof to purchase additional shares of Manitowoc common stock. In this proxy statement and prospectus, unless the context requires otherwise, all references to Manitowoc common stock include the accompanying rights.

        Currently, the rights are not exercisable and trade with Manitowoc's common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 20% of Manitowoc's outstanding common stock, will initially entitle the holder to purchase one share of Manitowoc common stock at a purchase price of $100, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 20% or more of Manitowoc's outstanding common stock. Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right's then-current exercise price, shares of Manitowoc common stock having a market value of two times the exercise price. If another corporation acquires Manitowoc after a party acquires 20% or more of its common stock, each holder of a right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.01 until a party acquires 20% or more of Manitowoc's common stock and, after that time, may be exchanged for one share of Manitowoc common stock per right until a party acquires 50% or more of Manitowoc's common stock. The rights expire on September 18, 2006. Under the Rights Agreement, Manitowoc's board of directors may reduce the thresholds applicable to the rights from 20% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on Manitowoc earnings.

Certain Statutory Provisions

        Business Combination Statute.    Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a "resident domestic corporation" and an "interested shareholder." A business combination is defined to include any of the following transactions:

  •
  a merger or share exchange;

  •
  a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

  •
  the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

  •
  the adoption of a plan of liquidation or dissolution; or

  •
  certain other transactions involving an interested shareholder.

        A "resident domestic corporation" is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

  •
  its principal offices are located in Wisconsin;

  •
  it has significant business operations located in Wisconsin;

  •
  more than 10% of the holders of record of its shares are residents of Wisconsin; or

  •
  more than 10% of its shares are held of record by residents of Wisconsin.

        Manitowoc is a resident domestic corporation for purposes of these statutory provisions.

        An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% of the voting power of its then outstanding voting stock within the last three years.

        Under this law, Manitowoc cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. Manitowoc may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

  •
  the board of directors approved the acquisition of the stock prior to such shareholder's acquisition date;

  •
  the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

  •
  the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

        Fair Price Statute.    The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as Manitowoc require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A "significant shareholder" for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation's stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

  •
  the aggregate value of the per share consideration is equal to the highest of:

  —
  the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

  —
  the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

    —
    the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

  •
  either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

        Control Share Voting Restrictions.    Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

        Defensive Action Restrictions.    Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

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  acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

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  sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

        Manitowoc currently has more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring Manitowoc's shares with the goal of seeking to have Manitowoc repurchase such shares at a premium over market price.

COMPARISON OF SHAREHOLDER RIGHTS

        Manitowoc is incorporated in the State of Wisconsin while Grove is incorporated in the State of Delaware. Stockholders of Grove, whose rights are currently governed by Delaware law, the certificate of incorporation of Grove and by-laws of Grove will, upon completion of the merger, become shareholders of Manitowoc and their rights will be governed by Wisconsin law and the Manitowoc articles and bylaws.

        The Manitowoc articles and bylaws are different in certain respects from the Grove certificate of incorporation and the by-laws. In addition, certain differences exist between Wisconsin law and Delaware law with respect to shareholders' rights. While it is impracticable to compare all these differences, certain similarities and differences between the Manitowoc articles and the Manitowoc bylaws and related provisions of Wisconsin law, on the one hand, and the Grove certificate of incorporation and the Grove by-laws and related provisions of Delaware law, on the other hand, are summarized below under "—Comparison of Manitowoc Articles and Bylaws to Grove Certificate and By-laws," and certain similarities and differences between other aspects of Wisconsin law and Delaware law with respect to shareholders' rights are summarized below under "—Comparison of Other Aspects of Delaware and Wisconsin Law."

        The following discussion is not intended to be complete and is qualified in its entirety by reference to the Manitowoc articles and the Manitowoc bylaws, which are filed as exhibits to Manitowoc's SEC filings (see "Available Information" and "Incorporation by Reference"), the Grove certificate of incorporation and by-laws, and Wisconsin law and Delaware law.

Comparison of Manitowoc Articles and Bylaws to Grove Certificate and By-laws

  Authorized Capital Stock

        The Manitowoc articles authorize the issuance of 75 million shares of Manitowoc common stock having a par value of $0.01 per share, of which 24,134,902 shares were issued and outstanding as of May 31, 2002, and the issuance of 3.5 million shares of Manitowoc preferred stock having a par value of $0.01 per share, of which no shares were issued and outstanding. The Manitowoc board is authorized to divide the Manitowoc preferred stock into series, to issue shares of any such series and to fix and determine the relative rights and preferences of the shares of any series so established. See "Description of Manitowoc Capital Stock."

        The Grove certificate authorizes the issuance of 10 million shares of Grove common stock having a par value of $1.00 per share, of which 5,000,000 were issued and outstanding as of June 25, 2002, the record date for the special stockholders meeting, and the issuance of 10 million shares of Grove preferred stock having a par value of $1.00 per share, none of which were issued and outstanding as of the record date.

  Board Of Directors

        The Manitowoc articles provide that the number of directors shall be fixed by the bylaws, but shall not be less than five, and that the bylaws may provide for election of directors annually or in two or three classes, with one term expiring each year. Its bylaws provide that the number of directors shall be no less than seven and no more than nine, and that the directors shall be divided into three classes, as nearly equal in number as possible, the term of one class expiring each year. The Manitowoc board currently consists of nine directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders meeting at which a quorum is present.

        Under the Grove by-laws, until September 26, 2003 the Grove board of directors is to consist of 5 directors, with each director elected to a one year term. Following September 26, 2003, the Grove board of directors is to consist of no fewer than five, but no more than 15, directors and commencing at the annual meeting of stockholders to be held in 2003, the Grove board of directors is to be divided into two classes, with each director elected to a term expiring at the second succeeding annual meeting.

  Removal of Directors

        Wisconsin law provides for the removal of directors with or without cause unless the articles of incorporation or bylaws provide that the directors may be removed only for cause. The Manitowoc articles and bylaws do not provide that directors may be removed only for cause. The Manitowoc articles provide that a director may be removed from office by the affirmative vote of two-thirds of the outstanding shares entitled to vote for the election of such director, taken at a meeting of shareholders called for that purpose. If a director is elected by a voting group of shareholders, and any vacancy so created may be filled by such shareholders.

        Under Delaware law, a director may be removed with or without cause by the affirmative vote of the holders of a majority of this voting power of the outstanding capital stock of the company entitled to vote in the election of directors.

  Vacancies on the Board of Directors

        Wisconsin law provides for the filling of any vacancy on the board of directors by the shareholders or by the affirmative vote of a majority of the directors then in office, even though less than a quorum, unless the articles of incorporation provide otherwise. The Manitowoc articles provide for the filling of any such vacancy by a majority of the directors then in office. The Manitowoc bylaws provide that vacancies on the Manitowoc board, including a vacancy created by an increase in the number of directors, may be filled only by the affirmative vote of a majority of the directors then in office, even if such majority is less than a quorum of the Board. Any director elected to fill a vacancy shall serve until the next election of the class for which such director shall have been chosen. The bylaws define a "vacancy" to include the disability of any director to the point where he cannot attend directors' meetings or effectively discharge his duties as a director.

        Under Delaware law, absent a provision to the contrary in a corporation's certificate, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director. The Grove by-laws provide that a vacancy on the Grove board of directors resulting from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present. Any other vacancy occurring on the Grove board of directors may be filled by a majority of the directors then in office even if less than a quorum, or by a sole remaining director.

  Amendments to Articles of Incorporation or Certificate of Incorporation

        The Wisconsin Business Corporation Law generally provides that amendments to a corporation's articles of incorporation must be approved by a majority of the votes cast by each voting group (class(es) or series of shares) entitled to vote thereon, if a quorum exists, unless a greater proportion is required by the Wisconsin law or the corporation's articles or bylaws. The Manitowoc articles provide that the Articles may be amended in the manner authorized by law at the time of the amendment.

        Unless a higher vote is required by a corporation's certificate of incorporation or by-laws, Delaware law requires that a proposed amendment to the certificate of incorporation be approved by a majority of the outstanding stock entitled to vote upon the amendment and, under certain circumstances, a majority of the outstanding stock of each class entitled to vote thereon. Under the Grove certificate of incorporation, the affirmative vote of the holders of 75% or more of the outstanding voting stock, voting together as a single class, is required to amend, or adopt any provisions inconsistent with, articles regarding the powers of the Grove board of directors, indemnification of directors and officers, location of stockholder meetings and books of Grove, or amendments to the certificate of incorporation, unless any such amendment has been approved by the affirmative vote of at least 75% of the entire Grove board of directors in which event such amendment may be approved by the affirmative vote of the holders of a majority of the outstanding voting stock, voting together as a single class.

  Amendments to Bylaws

        The Manitowoc bylaws provide that the bylaws may be altered, amended or repealed and new bylaws may be adopted by the shareholders by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at an annual or special meeting of the shareholders at which a quorum is in attendance, provided that no amendment of the sections relating to (a) special meetings of shareholders, (b) the number, tenure and qualifications of directors and (c) vacancies on the board of directors by the shareholders shall be effective unless it shall have been adopted by the vote of holders of not less than two-thirds of all outstanding shares entitled to vote. In addition, the Manitowoc bylaws may be amended or repealed and new bylaws may be adopted by the Manitowoc board by the affirmative vote of a majority of the entire board of directors, but no bylaw adopted by the shareholders shall be amended, repealed or readopted by the Manitowoc board if the bylaw so adopted so provides. Finally, any action taken or authorized by the shareholders or by the Manitowoc board, which would be inconsistent with the bylaws then in effect but is taken or authorized by a vote that would be sufficient to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

        Grove's by-laws may be amended, supplemented or repealed by the board of directors of the company. Holders of a majority of the voting power of the Grove stock may also amend, supplement or repeal by-laws of the company, except that the affirmative vote of the holders of at least 75% of the voting power of the outstanding capital stock of the company is required (i) in the case of an amendment which has not received the previous approval of the Grove board of directors, or (ii) to amend the section of the Grove by-laws which relates to amending the Grove by-laws.

  Special Meetings

        The Manitowoc bylaws provide that special meetings of shareholders of the corporation may be called by the president or by a majority of the Manitowoc board, and shall be called by the president at the request of the holders of not less than one half of all outstanding shares of Manitowoc entitled to vote at the meeting.

        The Grove by-laws provide that special meetings of the stockholders, for any purpose, may be called by the Chairman of the board, the president, the board, or 25% of the outstanding stockholders.

  Shareholder Action by Written Consent Without a Meeting

        Under Wisconsin law, shareholder action may be taken without a meeting only by unanimous written consent of all shareholders entitled to vote on the action, unless the corporation's articles of incorporation permit such action to be taken by less than unanimous consent. The Manitowoc articles are silent as to shareholder action without a meeting, and its bylaws permit action to be taken without a meeting only upon written consent of all of the shareholders entitled to vote on the subject matter thereof. Accordingly, under Wisconsin law and Manitowoc's bylaws, shareholders may take action without a meeting only by unanimous written consent.

        Any action which may be taken at a meeting of stockholders of Grove may also be taken by the written consent of stockholders having at least the minimum number of votes needed to take such action at a meeting where all such shares entitled to vote were present.

  Notice of Shareholder Nominations

        The Manitowoc bylaws provide that, except with respect to nominations by the Manitowoc board or any nominating committee or person appointed by the board, shareholders entitled to vote for the election of directors at an annual meeting may nominate a person or persons for election as directors only if written notice of any shareholder nominations is delivered or mailed and received at Manitowoc's principal executive offices not less than fifty (50) days nor more than seventy-five (75) days prior to the meeting date set in the bylaws (which is the first Tuesday in May in each year); provided, however, that in the event that the meeting is not held within ten business days from such date and less than sixty-five (65) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received no later than the close of business on the fifteenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made; whichever occurs first. The written notice must contain the information specified in the Manitowoc bylaws.

        The Grove by-laws provide that beginning with the annual meeting of the stockholders to be held in 2003, nominations of persons for election to the Grove board of directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, either by or at the direction of the Grove board of directors (or any duly authorized committee thereof) or by any stockholder of Grove who is a stockholder of record on the date of the giving of the notice and on the records date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures.

Comparison of Other Aspects of Delaware and Wisconsin Law

        In general, as described below, Delaware law and Wisconsin law provide shareholders with similar rights and protections, subject to certain differences. See "—Comparison of Manitowoc Articles and Bylaws to Grove Certificate and By-laws" above for a description of certain provisions contained in such governing documents as permitted or required by Wisconsin law and Delaware law. A comparison of certain other provisions of Delaware law and Wisconsin law is set forth below.

  Interested Director Transactions

        Under both Delaware law and Wisconsin law, contracts or transactions in which one or more of the corporation's directors has an interest are not void or voidable solely because of such interest or because such director was present at the directors' or shareholders' meeting where such contract or transaction was approved, if certain conditions are met. Under the laws of both Wisconsin and Delaware, if the director's interest is fully disclosed and a vote is taken in good faith, such contracts or transactions may be approved by a majority vote of the shareholders or of the disinterested directors. If the contracts or transactions are shown to be fair and reasonable as to the corporation at the time that they are authorized, approved or ratified by the corporation's board of directors, separate shareholder or disinterested director approval is not required. Under Delaware law, a quorum for a separate determination by the board is a majority of the total number of directors, with the interested director counted for purposes of determining whether a quorum exists. Under Wisconsin law, a quorum is deemed to exist if a majority of directors who have no interest in the transaction vote to authorize it; no separate quorum determination is made. Finally, under Wisconsin law, shares owned by or voted under the control of an interested director or an entity in which the interested director has a material financial interest or of which he or she is a general partner may not be counted for purposes of a shareholder vote respecting the transaction in which the director has an interest.

  Statutory Shareholder Liability

        Wisconsin law provides that shareholders of Wisconsin domestic corporations are personally liable for certain debts owed to employees for services performed. While Wisconsin law specifies that such liability is limited to the par value of the shares (which is $0.01 per share for Manitowoc common stock), this has been interpreted by a Wisconsin trial court to mean the consideration paid to a corporation for shares. Delaware law does not contain any comparable provision.

  Dissenters' Rights

        Under both Delaware and Wisconsin law, a shareholder is entitled, under certain circumstances, to receive payment of the fair value of the shareholder's stock if the shareholder dissents from a proposed merger or consolidation. Under Delaware law, dissenters' rights are not available in the case of a sale of all or substantially all of the assets of a corporation unless made applicable by affirmative provision in the corporation's certificate. Dissenters' rights also are not available, unless affirmatively provided in the corporation's certificate, if the shares of the Delaware corporation that is party to a merger or consolidation are listed on a national securities exchange or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or are held of record by more than 2,000 persons (which is not the case for Grove), and in the merger or consolidation shareholders receive shares of stock of the corporation surviving or resulting from the merger or consolidation, and/or shares of stock of any other corporation, which are so listed or designated or held of record by more than 2,000 persons. The Grove certificate does not affirmatively grant any such dissenters' rights.

        In addition to being applicable generally in the case of a merger, under Wisconsin law, dissenters' rights are available in the case of a plan of share exchange or sale of all or substantially all of the assets of a Wisconsin corporation. Dissenters' rights may also be made applicable by affirmative provision in the articles of incorporation, bylaws or a board of directors' resolution in the case of certain amendments to the articles of incorporation, or other actions requiring a shareholder vote. However, under Wisconsin law, except in a business combination under Section 180.1130 (as described above under "Description of Manitowoc Capital Stock—Certain Statutory Provisions") or unless the articles of incorporation provide otherwise, dissenters' rights are not available to holders of shares registered on a national securities exchange or quoted on NASDAQ on the record date for a meeting of shareholders at which action on the proposed transaction otherwise subject to dissenters' rights is to be taken. As a result, assuming the continued listing of the Manitowoc common stock on the NYSE, under Wisconsin law, shareholders will not be entitled to dissenters' rights with respect to any future merger, plan of share exchange or sale of all or substantially all of the assets of Manitowoc which might occur (unless it constitutes a Section 180.1130 business combination).

  Director and Officer Discretion

        Under certain provisions of Wisconsin law, in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent. Delaware law does not contain a comparable provision and, under Delaware law, the consideration that a board may give to nonshareholder constituencies is less clear. In considering the best interests of a corporation, under Delaware law directors and officers can generally take into consideration the interests of nonshareholders. However, the Delaware Supreme Court has held that the consideration of nonshareholder constituencies is inappropriate when an active "auction" is in process to sell a company.

  Anti-Takeover Statutes

        Delaware.    Section 203 of the Delaware corporation statute applies to certain business combinations involving a public corporation and certain of its stockholders. Under Section 203, an interested stockholder (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) is prevented from engaging in a business combination for three years following the time that person became an interested stockholder, unless:

  •
  the board, before the time the person became an interested stockholder, approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;

  •
  the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction, excluding shares owned by directors and officers and shares owned by some employee stock plans; or

  •
  the business combination transaction is approved by the board and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Grove, however, is not publicly held and accordingly is not subject to Section 203.

        Wisconsin.    Several provisions of Wisconsin law applicable to public corporations act to reduce the voting power of certain shares held by large shareholders, restrict specified business combinations, or impose special voting requirements on share repurchases during takeover offers. These provisions do apply to Manitowoc. See "Description of Manitowoc Capital Stock—Certain Statutory Provisions."

RIGHTS OF DISSENTING STOCKHOLDERS

        If the merger is consummated, a holder of record of Grove common stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the Delaware corporation statute and to receive payment for the "fair value" of those shares instead of the consideration provided for in the merger agreement. In order to be eligible to receive this payment, however, a stockholder must (1) continue to hold its shares through the effective date of the merger; (2) strictly comply with the procedures discussed under Section 262; and (3) not vote in favor of the merger. Shares of Grove common stock outstanding immediately prior to the effective time of the merger, with respect to which appraisal shall have been properly demanded in accordance with Section 262, will not be converted into the right to receive shares of Manitowoc common stock in the merger at or after the effective time of the merger unless and until the holder of such shares withdraws its demand for an appraisal or becomes ineligible for an appraisal.

        Holders of Manitowoc common stock outstanding at the effective time of the merger are not entitled to appraisal rights in connection with the merger.

        This proxy statement and prospectus is being sent to all holders of record of Grove common stock on the record date for the Grove special meeting and constitutes notice of the appraisal rights available to those holders under Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 IS COMPLEX AND REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES IN SECTION 262. FAILURE TO FOLLOW ANY OF THESE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS UNDER SECTION 262. THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL PROVISIONS OF SECTION 262.

        The following summary is not a complete statement of Section 262 of the Delaware corporation statute, and is qualified in its entirety by reference to Section 262 which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this proxy statement and prospectus. A copy of Section 262 is attached as Annex C to this proxy statement and prospectus.

        A holder of Grove common stock who elects to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of its shares of Grove common stock prior to the vote on the merger. The written demand must identify the stockholder of record and state the stockholder's intention to demand appraisal of its shares. Voting against approval of the merger, abstaining from voting or failing to vote with respect to approval of the merger will not constitute a demand for appraisal within the meaning of Section 262. All demands should be delivered to: General Counsel, Grove Investors, Inc., 1565 Buchanan Trail East, Shady Grove, Pennsylvania 17256.

        Only a holder of shares of Grove common stock on the date of making a written demand for appraisal who continuously holds those shares through the effective date of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of Grove common stock.

        BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS BEFORE THE DATE OF THE GROVE SPECIAL MEETING.

        Within 10 days after the merger, the surviving corporation in the merger is required to send notice of the effectiveness of the merger to each stockholder who prior to the time of the merger has complied with the requirements of Section 262.

        Within 120 days after the effective date of the merger, the surviving corporation in the merger or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Grove common stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on Grove, as the surviving corporation in the merger. If no petition is filed by either Grove or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to an appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek an appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the same periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

        Within 120 days after the time of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from Grove a statement setting forth the total number of shares of Grove common stock not voted in favor of the merger with respect to which demands for appraisal have been received and the number of holders of those shares. The statement must be mailed within 10 days after Grove has received the written request or within 10 days after the time for delivery of demands for appraisal under subsections (d) of Section 262 has expired, whichever is later.

        If a petition for an appraisal is filed in a timely manner, at the hearing on that petition the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of Grove common stock owned by those stockholders. The court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the fair value. The Delaware Court of Chancery may require the stockholders who have demanded appraisal rights for their shares of Grove common stock and who hold certificates representing those shares to submit the certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with any such directions.

        Stockholders who consider appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of Grove common stock entitled to appraisal. In the absence of a court determination or assessment each party bears its own expense.

        Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Grove common stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the effective date of the merger.

        A stockholder may withdraw a demand for appraisal and accept Manitowoc common stock at any time within 60 days after the effective date of merger, or thereafter may withdraw a demand for appraisal with the written approval of the surviving corporation in the merger. If an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery's deeming the terms to be just. If, after the merger, a holder of Grove common stock who had demanded appraisal for its shares fails to perfect or loses its right to appraisal, those shares will be treated under the merger agreement as if they were converted into Manitowoc common stock at the time of the merger.

        IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DELAWARE CORPORATION STATUTE, ANY GROVE STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED
FINANCIAL STATEMENTS

        The December 31, 2001 unaudited pro forma condensed consolidated combined financial statements give effect to the acquisitions of Grove and Potain and the related financing transactions and are based on the historical financial statements of Manitowoc for the year ended December 31, 2001, the unaudited financial information of Grove for the twelve months ended December 29, 2001 and the unaudited financial information of Potain for the period from January 1, 2001 through May 9, 2001. The historical financial statements of Manitowoc include the results of Potain for periods subsequent to May 9, 2001 (acquisition date). The unaudited pro forma condensed consolidated combined financial statements should be read in conjunction with the historical financial statements of Manitowoc, Grove and Potain that are included or incorporated by reference in this proxy statement and prospectus.

        For the purposes of preparing the unaudited pro forma condensed consolidated combined statement of earnings for the year ended December 31, 2001, we assume that the acquisition of Grove and Potain occurred on January 1, 2001.

        The December 31, 2001 pro forma financial statements reflect:

  •
  the acquisition of Grove;

  •
  Potain's results of operations in accordance with U.S. GAAP from January 1, 2001 through May 9, 2001 (acquisition date);

  •
  the issuance of $175.0 million of senior subordinated notes ("New Notes") and an additional $5.0 million from Manitowoc's existing revolving credit facility; and

  •
  the repayment of outstanding borrowings of Grove under its existing term loan, credit facility and 14% debentures, including prepayment premiums of approximately $10 million.

        The March 31, 2002 unaudited pro forma condensed consolidated combined financial statements give effect to the acquisition of Grove and the related financing transactions and are based on the historical unaudited financial statements of Manitowoc for the three months ended March 31, 2002 and the unaudited financial information of Grove for the three months ended March 30, 2002. The unaudited pro forma condensed consolidated combined financial statements should be read in conjunction with the historical financial statements of Manitowoc and Grove that are included or incorporated by reference in this proxy statement and prospectus.

        For the March 31, 2002 pro forma financial statements we assumed that the acquisition of Grove occurred on January 1, 2001 for the purposes of preparing the unaudited pro form condensed consolidated combined statement of earnings for the three months ended March 31, 2002, and that the acquisition of Grove occurred on March 31, 2002 for the purpose of preparing the unaudited pro forma condensed consolidated combined balance sheet.

        The March 31, 2002 pro forma financial statements reflect:

  •
  the acquisition of Grove;

  •
  the issuance of $175.0 of New Notes and an additional $10.8 million from Manitowoc's existing revolving credit facility; and

  •
  the repayment of outstanding borrowings of Grove under its existing term loan, credit facility and 14% debentures, including prepayment premiums of approximately $10 million.

        Pro forma adjustments to historical financial information include adjustments that Manitowoc deems reasonable and appropriate, reflecting items of recurring significance and which are factually supported based on currently available information. These unaudited pro forma financial statements are included for comparative purposes only and may not be indicative of what actual results would have been had Manitowoc acquired Grove and Potain on the dates described above. The pro forma financial statements also do not purport to present Manitowoc's condensed consolidated combined financial results for future periods.

        As more fully described in the notes to the Grove historical financial statements included elsewhere in this prospectus, on May 7, 2001, SPGA, Inc. (the "Predecessor"), the predecessor to Grove, filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code that was confirmed by the court on September 14, 2001 and consummated on September 25, 2001. For financial accounting purposes, the inception date for the reorganized Grove (the "Successor") was September 29, 2001. The Grove financial statements reflect accounting principles set forth by the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." As such, Grove adopted fresh-start reporting as of September 29, 2001 resulting in a revaluation of the company's assets, liabilities and capital structure. Accordingly, while operating results of the Predecessor and Successor have been combined to create a twelve month calendar year period for purposes of the December 31, 2001 unaudited pro forma presentation, the financial statements of the Successor are not comparable to the Predecessor for any prior periods.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Earnings
(In thousands, except per share data)

	Year Ended December 31, 2001
	Manitowoc Historical(1)	Potain Historical(2)	Pro Forma Adjustments		Pro Forma Manitowoc and Potain	Grove Combined Historical(7)	Pro Forma Adjustments		Pro Forma
Net sales	$1,116,580	$103,598	$—		$1,220,178	$675,032	$—		$1,895,210
Costs and expenses:
Cost of sales	831,768	80,490	—		912,258	591,728	—		1,503,986
Engineering, selling and administrative expenses	153,879	18,941	—		172,820	92,677	—		265,497
Amortization of goodwill	12,554	—	1,914	(3)	14,468	4,138	(4,138	)(8)	14,468
Restructuring costs	—	—	—		—	3,331	—		3,331
Reorganization costs	—	—	—		—	14,507	—		14,507

Total costs and expenses	998,201	99,431	1,914		1,099,546	706,381	(4,138)		1,801,789
Earnings from operations	118,379	4,167	(1,914)		120,632	(31,349)	4,138		93,421
Interest expense	(37,478)	(328)	(8,254	)(4)	(46,060)	(26,888)	8,621	(9)	(64,327)
Other (expense) income—net	(1,212)	261	(150	)(5)	(1,101)	(3,904)	25	(10)	(4,980)

Earnings (loss) before taxes on income and extraordinary loss	79,689	4,100	(10,318)		73,471	(62,141)	12,784		24,114
Provision for taxes on income	30,817	1,459	(3,843	)(6)	28,433	(340)	(18,689	)(11)	9,404

Earnings (loss) before extraordinary gain (loss)	$48,872	$2,641	$(6,475)		$45,038	$(61,801)	$31,473		$14,710

Per Share Data:
Earnings per share before extraordinary loss—basic	$2.01				$1.86				$0.56

Weighted average shares outstanding—basic	24,270				24,270		1,973	(12)	26,243

Earnings per share before extraordinary loss—diluted	$1.99				$1.84				$0.55

Weighted average shares outstanding—diluted	24,548				24,548		2,018	(12)	26,566

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED COMBINED STATEMENT OF EARNINGS

        The following adjustments have been made to the historical financial information of Manitowoc, Grove and Potain to compute the unaudited pro forma amounts.

        (1)  Manitowoc historical amounts include the results of Potain for the period subsequent to May 9, 2001.

        (2)  Manitowoc completed its acquisition of Potain on May 9, 2001. The table below sets out the adjustments necessary to convert the Potain historical statement of earnings for the period from January 1, 2001 to May 9, 2001 (date of acquisition) from French GAAP to U.S. GAAP. Amounts in U.S. dollars for Potain have been translated from the euro at the rate of 1.00 euro to $0.9138, the average daily rate during the period from January 1, 2001 through May 9, 2001.

	For the Period from January 1—May 9, 2001
(In thousands)	Potain French GAAP	U.S. GAAP Adjustments	Potain U.S. GAAP
Net sales	$103,215	$383	$103,598
Costs and expenses:
Cost of sales	80,122	368	80,490
Engineering, selling and administrative expenses	18,932	9	18,941

Total costs and expenses	99,054	377	99,431
Earnings from operations	4,161	6	4,167
Interest income (expense)	42	(370)	(328)
Other income—net	261	—	261

Earnings before taxes on income and extraordinary gain (loss)	4,464	(364)	4,100
Income taxes	1,569	(110)	1,459

Earnings before extraordinary gain (loss)	$2,895	$(254)	$2,641

        (3)  To adjust the amortization based upon increase in goodwill in connection with the Potain acquisition for the period from January 1, 2001 through May 9, 2001. The aggregate consideration paid for Potain was $425.2 million, which includes $307.1 million paid in cash, and includes direct acquisition costs of $4.1 million, assumed liabilities of $138.8 million, the payment of a post-closing adjustment of $3.6 million in February 2002, and is less cash acquired of $28.4 million. The preliminary estimate of the excess of cost over fair value of the net assets acquired is $207.3 million. This amount will be allocated to specific intangible assets during the first half of 2002. Goodwill during 2001 is amortized over 40 years.

        (4)  To adjust interest expense to reflect the issuance of new debt in connection with the acquisition of Potain and the repayment of existing Manitowoc debt:

(Dollars in thousands)
			For the Year Ended December 31, 2001
Instrument	Amount	Interest Rate
Senior credit facility:
Revolving credit facility	$40,000	6.825%	$2,730
Term loan A	175,000	6.825%	11,944
Term loan B	175,000	7.075%	12,381

Total	390,000		27,055
Senior subordinated notes	156,118	10.375%	16,197
Miscellaneous	33,301	Various	1,615
Amortization of deferred financing costs	—		1,193

	$579,419		46,060

Less—Manitowoc and Potain historical interest expense			(37,806)

Net pro forma adjustment			$8,254

        The revolving credit facility, which provides for maximum borrowings of $125.0 million, has a 0.500% commitment fee on the unused balance (see Note (5) below).

        The above interest amounts reflect the actual interest rates in effect at the time of the Potain acquisition. A 0.125% increase or decrease in the assumed average interest rate on the senior credit facility and the miscellaneous debt would change the pro forma Manitowoc and Potain interest expense by approximately $0.5 million for the year ended December 31, 2001.

        (5)  To adjust the commitment fee from January 1 to May 9, 2001 related to the assumed unused balance of the new revolving credit facility which provides for maximum borrowings of $125.0 million.

        (6)  To adjust the provision for taxes on income to an effective income tax rate of 38.7%.

        (7)  The historical financial information of Grove for the twelve months ended December 29, 2001 was derived by adding the unaudited historical results of operations of Grove for the three months ended December 29, 2001 to the audited financial statements of Grove for the year ended September 29, 2001 and deducting the unaudited historical results of operations of Grove for the three months ended December 30, 2000.

        (8)  The adjustment represents the elimination of Grove's historical goodwill amortization. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by Manitowoc on January 1, 2002, goodwill and indefinite lived intangible assets associated with Manitowoc's acquisition of Grove will not be amortized.

        The purchase consideration paid in excess of the fair values of the assets acquired and liabilities assumed will be allocated first to the identifiable intangible assets with any remaining excess accounted for as goodwill. No appraisals of assets have been performed and all of the excess of purchase consideration over the net assets to be acquired is being recorded as goodwill. A subsequent valuation analysis could potentially change the purchase price allocation to include adjustments to tangible assets and/or identification of definite lived intangible assets and therefore result in amortization expense.

        (9)  To adjust interest expense to reflect the issuance of new debt in connection with the acquisition of Grove and the repayment of existing Grove debt:

(Dollars in thousands)
Instrument	Amount	Interest Rate	For the Year Ended December 31, 2001
Revolving credit facility	$5,047	4.526%	$228
New Notes	175,000	9.500%	16,625
Grove short-term borrowings	13,043	7.750%	1,011
Amortization of deferred financing costs	—		403

	$193,090		18,267

Less—Grove historical interest expense			(26,888)

Net pro forma adjustment			$(8,621)

        The revolving credit facility, which provides for maximum borrowings of $125.0 million, has a 0.500% commitment fee on the unused balance (see Note (10) below).

        The above interest amount related to the revolving credit facility is the amount in effect on March 18, 2002, the date of the signing of the merger agreement. The above interest amount related to the New Notes is based on an estimated interest rate. A 0.125% increase or decrease in the assumed average interest rate would change the pro forma interest expense by approximately $0.2 million for the year ended December 31, 2001.

        (10) To adjust the commitment fee related to the assumed unused balance of the revolving credit facility which provides for maximum borrowings of $125.0 million.

        (11) To adjust the provision for taxes on income to an effective income tax rate of 39%.

        (12) To reflect the increase in Manitowoc common stock outstanding as a result of the acquisition of Grove. Approximately 2.0 million additional shares of Manitowoc common stock are assumed to be issued based upon a stock price of $35.48 per share, which was the price at the close of trading on March 18, 2001, the date of signing of the merger agreement.

        According to the merger agreement, the actual number of shares to be issued at the close of the transaction is calculated as the average closing sales price for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction (the "Determination Period"). The following table describes a range of possible Manitowoc share prices and the impact on the pro forma statement of earnings:

(Shares in thousands)	Weighted Average Shares Outstanding Pro Forma Adjustment		Earnings Per Share
Manitowoc Average Share Price During the Determination Period
	Basic	Diluted	Basic	Diluted
$31.20	2,244	2,295	$0.55	$0.55
$35.48	1,973	2,018	$0.56	$0.55
$42.21	1,658	1,696	$0.57	$0.56

        Based on the merger agreement formula, an increase or decrease of $1.00 in the average price of Manitowoc shares during the Determination Period from the price used to derive the pro forma financial statements would have the impact of decreasing or increasing pro forma diluted earnings per share by $0.002.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Earnings
(Thousands of dollars, except per share data)

	Three Months Ended March 31, 2002
	Manitowoc Historical	Grove Historical	Pro Forma Adjustments		Pro Forma
Net sales	$301,345	$133,548	$—		$434,893
Cost and expenses:
Cost of sales	231,360	110,950	—		342,310
Engineering, selling and administrative expenses	44,773	20,055	—		64,828
Amortization expense	587	—	—	(1)	587
Restructuring costs	3,900	680	—		4,580

Total costs and expenses	280,620	131,685	—		412,305
Earnings from operations	20,725	1,863	—		22,588
Interest expense	(10,626)	(4,437)	(208)	(2)	(15,271)
Other income (expense), net	705	(675)	13	(3)	43

Earnings (loss) before taxes on income	10,804	(3,249)	(195)		7,360
Provision for taxes on income	4,214	—	(1,343)	(4)	2,871

Net earnings (loss)	$6,590	$(3,249)	$1,148		4,489

Per Share Data:
Basic earnings per share	$0.27				$0.17

Weighted average shares outstanding—basic	24,284		1,973	(5)	26,257

Diluted earnings per share	$0.27				$0.17

Weighted average shares outstanding—diluted	24,784		2,018	(5)	26,802

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED COMBINED STATEMENT OF EARNINGS

        The following adjustments have been made to the historical financial information of Manitowoc and Grove to compute the unaudited pro forma amounts.

(1)
Both Manitowoc and Grove have adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Goodwill and indefinite lived intangible assets associated with Manitowoc's acquisition of Grove will not be amortized.

  The purchase consideration paid in excess of the fair values of the assets acquired and liabilities assumed will be allocated first to the identifiable intangible assets with any remaining excess accounted for as goodwill. No appraisals of assets have been performed and all of the excess of purchase consideration over the net assets to be acquired is being recorded as goodwill. A subsequent valuation analysis could potentially change the purchase price allocation to include adjustments to tangible assets and/or identification of definite lived intangible assets and therefore result in amortization expense.

(2)
To adjust interest expense to reflect the issuance of New Notes in connection with the acquisition of Grove and the repayment of existing Grove debt:

Instrument	Amount	Interest Rate	For the Three Months Ended March 31, 2002
Revolving credit facility	$10,810	4.526%	$122
New Notes	175,000	9.500%	4,157
Grove short-term borrowings	13,691	7.750%	265
Amortization of deferred financing costs	—		101

	$199,510		$4,645

Less—Grove historical interest expense			4,437

Net pro forma adjustment			$208

  The revolving credit facility, which provides for maximum borrowings of $125.0 million, has a 0.500% commitment fee on the unused balance (see Note (3) below).

  The above interest amount related to the revolving credit facility is the amount in effect on March 18, 2002, the date of the signing of the merger agreement. The above interest amount related to the New Notes is based on an estimated interest rate. A 0.125% increase or decrease in the assumed average interest rate would change the pro forma interest expense by less than $0.1 million for the three months ended March 31, 2002.

(3)
To adjust the commitment fee related to the assumed unused balance of the revolving credit facility which provides for maximum borrowings of $125.0 million.

(4)
To adjust the provision for income taxes to an effective income tax rate of 39%.

(5)
To reflect the increase in Manitowc common stock outstanding as a result of the acquisition of Grove. Approximately 2.0 million additional shares of Manitowoc common stock are assumed to be issued based upon a stock price of $35.48 per share, which was the price at the close of trading on March 18, 2002, the date of signing of the merger agreement.

  According to the merger agreement, the actual number of shares to be issued at the close of the transaction is calculated as the average closing sales price for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction ("the Determination

  Period"). The following table describes a range of possible Manitowoc share prices and the impact on the pro forma earnings:

	Weighted Average Shares Outstanding Pro Forma Adjustment
			Earnings per Share
Manitowoc Average Share Price during the Determination Period
	Basic	Diluted	Basic	Diluted
$31.20	2,244	2,295	$0.17	$0.17
$35.48	1,973	2,018	$0.17	$0.17
$42.21	1,658	1,696	$0.17	$0.17

  Based on the merger agreement formula, an increase or decrease of $1.00 in the average price of Manitowoc shares during the Determination Period from the price used to derive the pro forma financial statements would have the impact of decreasing or increasing pro forma diluted earnings per share by $0.001.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet
(Thousands of dollars)

	March 31, 2002
	Manitowoc Historical March 31, 2002	Grove Historical March 30, 2002	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and equivalents	$27,418	$11,977	$(11,977	)(4)	$27,418
Accounts receivable—net	171,988	107,454	—		279,442
Notes receivable	—	11,966			11,966
Inventories—net	135,558	163,256	—		298,814
Deferred income taxes	27,671	—	—		27,671
Other	18,616	1,346	—		19,962

Total current assets	381,251	295,999	(11,977)		665,273

Intangible assets—net	511,535	—	57,752	(2)	569,287
Reorganization value in excess of identifiable assets	—	37,256	(37,256	)(1)	—
Property, plant and equipment—net	170,559	127,999	—		298,558
Deferred tax assets	—	1,050	(1,050	)(1)	—
Other non-current assets	59,183	4,429	4,031	(3)	67,643

Total assets	$1,122,528	$466,733	$11,500		$1,600,761

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$259,552	$51,006	$—		$310,558
Current portion of long-term debt	27,600	15,000	(15,000	)(4)	27,600
Short-term borrowings	31,391	13,691	10,810	(4)	55,892
Product warranties	18,092	10,377	—		28,469
Deferred tax liabilities	—	160	(160	)(1)	—
Other current liabilities	—	45,865	—		45,865

Total current liabilities	336,635	136,099	(4,350)		468,384

Non-current liabilities:
Long-term debt, less current portion	444,387	159,687	(159,687	)(4)	444,387
New Notes	—	—	175,000	(4)	175,000
Postretirement health and other benefit obligations	23,479	55,618	—		79,097
Other non-current liabilities	39,955	44,267	—		84,222

Total non-current liabilities	507,821	259,572	15,313		782,706

Stockholders' equity:
Common stock	367	5,000	(5,000	)(1)	367
Additional paid-in capital	31,797	92,800	(92,800 50,914	)(1) (5)	82,711
Accumulated other comprehensive loss	(3,462)	(4,721)	4,721	(1)	(3,462)
Retained earnings (deficit)	379,214	(22,017)	22,017	(1)	379,214
Treasury stock, at cost	(129,844)	—	20,685	(5)	(109,159)

Total stockholders' equity	278,072	71,062	537		349,671

Total liabilities and stockholders' equity	$1,122,528	$466,733	$11,500		$1,600,761

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED COMBINED BALANCE SHEET

        The following adjustments have been made to the condensed consolidated historical balance sheets of Manitowoc and Grove to compute the unaudited pro forma amounts.

(1)
Represents the elimination of Grove historical amounts related to reorganization value in excess of identifiable assets, deferred income taxes and stockholders' equity. Retained earnings (deficit) for Grove includes $4.2 million of unearned compensation at March 30, 2002, which will be earned upon consummation of the acquisition.

(2)
To record goodwill of $57.8 million in connection with the Grove acquisition. The purchase price of $283.1 million includes the amount to be paid to Grove stockholders of $71.6 million, the assumption and partial refinancing of Grove debt in the amount of $188.4 million, plus estimated direct acquisition costs and payment of Grove prepayment penalties of $23.1 million.

  The purchase consideration paid in excess of the fair values of the assets acquired and liabilities assumed will be allocated first to the identifiable intangible assets with any remaining excess accounted for as goodwill. No appraisals of assets have been performed and all of the excess of purchase consideration over the net assets to be acquired is being preliminarily recorded as goodwill. Manitowoc plans to conduct a valuation of all the tangible and intangible assets acquired as a result of the acquisition of Grove subsequent to closing. This valuation analysis could potentially result in a different purchase price allocation.

  In accordance with Statement of Financial Accounting Standards No. 142. "Goodwill and Other Intangible Assets," which was adopted by Manitowoc on January 1, 2002, goodwill and indefinite lived intangible assets associated with Manitowoc's acquisition of Grove will not be amortized.

(3)
Reflects new deferred financing costs of $4.0 million for the New Notes that will be incurred as a result of the Grove acquisition and related debt financing. The deferred financing costs will be amortized over the term of the related debt.

(4)
The pro forma adjustments required to record the financing portion of the transaction are as follows (in thousands):

Payment of Grove current maturities of long-term debt	$(15,000)

Payment of Grove long-term borrowings:
14% debentures	$(45,000)
Term loan	(114,687)

$(159,687)

Proceeds from New Notes	$175,000

Proceeds from revolving credit facility	$10,810

Cash and equivalents	$11,977

(5)
To reflect the increase in Manitowoc common stock outstanding as a result of the acquisition of Grove. Approximately 2.0 million additional shares of Manitowoc common stock are assumed to be issued based upon a stock price of $35.48 per share, which was the price at the close of trading on March 18, 2001, the date of signing of the merger agreement.

  According to the merger agreement, the actual number of shares to be issued at the close of the transaction is calculated as the average closing sales price for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction (the "Determination Period"). The following table describes the range of possible Manitowoc share prices and the impact on the pro forma balance sheet (in thousands except price per share):

	Pro Forma Adjustment
Manitowoc Average Closing Share Price during the Determination Period
	Treasury Stock	Additional Paid- in Capital	Goodwill	Number of Manitowoc Shares Issued
$31.20	$23,524	$48,080	$57,757	2,244
$35.48	$20,685	$50,914	$57,752	1,973
$42.21	$17,384	$54,204	$57,741	1,658

  Based on the formula in the merger agreement, an increase or decrease of $1.00 in the average price of Manitowoc shares during the Determination Period from the price used to derive the pro forma financial statements would have the impact of decreasing or increasing the number of Manitowoc shares issued in relation to the acquisition by approximately 54,100 and 57,200 shares, respectively.

LEGAL MATTERS

        The validity of the shares of Manitowoc common stock to be issued in the merger will be passed upon for Manitowoc by Quarles & Brady LLP, Milwaukee, Wisconsin.

        It is a condition to the completion of the merger that Skadden, Arps, Slate, Meager & Flom (Illinois), counsel to Grove, deliver an opinion concerning the federal income tax consequences of the merger.

EXPERTS

        The financial statements of Manitowoc as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated in this proxy statement and prospectus by reference to the Annual Report on Form 10-K of Manitowoc for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Potain Group S.A. appearing in The Manitowoc Company, Inc.'s Current Report on Form 8-K dated May 9, 2001, have been audited by Ernst & Young Audit, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Grove as of September 29, 2001 (Successor Company) and September 30, 2000 (Predecessor Company) and for each of the years in the three-year period ended September 29, 2001 (Predecessor Company) have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting. As stated in the report of KPMG LLP, effective September 29, 2001 Grove Investors, Inc. accounted for a change in ownership through "fresh-start" reporting. As a result, the consolidated information prior to September 29, 2001 is presented on a different cost basis than that as of September 29, 2001 and, therefore, is not comparable.

FUTURE STOCKHOLDER PROPOSALS

        Pursuant to Rule 14a-8 under the Exchange Act, Manitowoc shareholders may present proposals for inclusion in the Manitowoc proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals no later than October 30, 2002. Proposals should be submitted to the attention of the Secretary at Manitowoc's principal executive offices, P.O. Box 66, Manitowoc, Wisconsin 54221-0066. Grove stockholders who become shareholders of Manitowoc may present proposals for inclusion in the Manitowoc proxy statement for its 2003 annual meeting of shareholders. Any such proposal must comply with Rule 14a-8 of the Exchange Act.

        Under Manitowoc's bylaws, written notice of shareholder proposals for the 2003 annual meeting of Shareholders of Manitowoc which are not intended to be considered for inclusion in next year's annual meeting proxy material (shareholder proposals submitted outside the processes of Rule 14a-8) must be received not less than 50 nor more than 75 days prior to such annual meeting, directed to the attention of the Secretary, and such notice must contain the information specified in Manitowoc's bylaws.

AVAILABLE INFORMATION

        Manitowoc is subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Grove is not required to file annual, quarterly or other reports with the SEC. Manitowoc has also filed a registration statement on Form S-4, including exhibits and schedules, under the Securities Act of 1933 with respect to the common stock that will be issued in connection with the merger. This proxy statement and prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by Manitowoc with the SEC at the SEC's public reference facilities at:

Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

        You can obtain copies of such materials, at prescribed rates, by writing to the SEC. You may obtain information by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may also obtain copies of these materials through Manitowoc's web site, www.manitowoc.com.

        Manitowoc's common stock is listed on the New York Stock Exchange and reports, proxy information and other information concerning it can be inspected at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" into this proxy statement and prospectus information that Manitowoc files with the SEC. This means that:

  •
  we can disclose important information to you by referring to other documents that contain that information;

  •
  the information incorporated by reference is considered to be part of this proxy statement and prospectus; and

  •
  any information that Manitowoc files with the SEC in the future is automatically incorporated into this proxy statement and prospectus and updates and supersedes previously filed information, including information contained in this proxy statement and prospectus.

        Manitowoc has incorporated by reference the following documents and any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement and prospectus and before the closing date of the merger:

  •
  Manitowoc's Annual Report on Form 10-K for the year ended December 31, 2001;

  •
  Manitowoc's Quarterly Report on Form 10-Q for the three months ended March 31, 2002;

  •
  Manitowoc's Current Reports on Form 8-K dated May 9, 2001 (which includes, Potain's audited financial statements as of and for the years ended December 31, 2000 and 1999), March 20, 2002 and June 24, 2002;

  •
  Manitowoc's Proxy Statement for its 2002 Annual Meeting of Shareholders dated April 8, 2002;

  •
  the description of Manitowoc's common stock contained in its Registration Statement on Form 8-A dated October 24, 1972, and any amendment or report updating that description;

  •
  the description of Manitowoc's common stock purchase rights contained in its Registration Statement on Form 8-A dated August 5, 1996, and any amendment or report updating that description.

        You may request a copy of any of these filings, at no cost, by writing to Maurice D. Jones, General Counsel and Secretary, The Manitowoc Company, Inc., P.O. Box 66, Manitowoc, Wisconsin 54221-0066, or by calling Mr. Jones at (920) 684-4410. If you would like to request documents from Manitowoc, please do so by July 24, 2002 to receive them before the special meeting.

        If we have incorporated by reference any statement or information in this proxy statement and prospectus and we subsequently modify that statement or information, the statement or information incorporated in this proxy statement and prospectus is also modified or superseded in the same manner. This proxy statement and prospectus incorporates by reference any subsequently filed document.

TABLE OF CONTENTS FOR HISTORICAL FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors of
Grove Investors, Inc.:

        We have audited the accompanying consolidated balance sheet of Grove Investors, Inc. and subsidiaries as of September 29, 2001 and the consolidated balance sheet of SGPA, Inc. (formerly Grove Investors LLC) and subsidiaries (the "Predecessor"), as of September 30, 2000 and the related consolidated statements of operations, comprehensive income (loss), predecessor equity (deficit) and cash flows for each of the years in the three-year period ended September 29, 2001. These consolidated financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grove Investors, Inc. and subsidiaries as of September 29, 2001 and the financial position of the Predecessor as of September 30, 2000, and the results of the Predecessor's operations and cash flows for each of the years in the three-year period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

        As described in note 2 to the consolidated financial statements, on September 25, 2001 the Predecessor consummated a reorganization plan (the "Plan") which had been confirmed by the United States Bankruptcy Court for the Middle District of Pennsylvania. The Plan resulted in a change in ownership of the Predecessor and, accordingly, effective September 29, 2001 Grove Investors, Inc. accounted for the change in ownership through "fresh-start" reporting. As a result, the consolidated information prior to September 29, 2001 is presented on a different cost basis than that as of September 29, 2001 and, therefore, is not comparable.

/s/ KPMG LLP

Baltimore, Maryland
December 12, 2001

GROVE INVESTORS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2000 and September 29, 2001
(in thousands of dollars, except per share amounts)

	Predecessor 2000	Company 2001
Assets
Current assets:
Cash and cash equivalents	$17,933	$13,551
Cash restricted as to its use (note 5)	1,688	388
Trade receivables, net (note 5)	132,305	132,201
Notes receivable (note 5)	6,801	12,668
Inventories (note 6)	176,965	168,451
Prepaid expenses and other current assets	10,859	4,601

Total current assets	346,551	331,860
Property, plant and equipment, net (note 7)	170,020	138,110
Reorganization value in excess of amounts allocated to identifiable asset (note 8)	—	36,576
Goodwill, net (note 8)	202,602	—
Other assets	16,964	11,292

	$736,137	$517,838

Liabilities and Stockholders' Equity/Predecessor Deficit
Current liabilities:
Current maturities of long-term debt (notes 2 and 11)	$37,000	$15,000
Short-term borrowings (note 9)	20,967	14,801
Accounts payable	77,637	64,617
Accrued expenses and other current liabilities (note 10)	83,051	68,402

Total current liabilities	218,655	162,820
Deferred revenue (note 4)	37,170	21,201
Long-term debt (notes 2 and 11)	530,217	160,800
Other liabilities (note 12)	88,843	78,017

Total liabilities	874,885	422,838

Stockholders' equity/predecessor deficit (note 2):
Preferred stock, par value $1 per share; 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, par value $1 per share; 10,000,000 shares authorized, 5,000,000 shares issued and outstanding	—	5,000
Additional paid-in capital	—	90,000
Invested capital	75,000	—
Notes receivable from members	(1,538)	—
Accumulated deficit	(188,292)	—
Accumulated other comprehensive loss	(23,918)	—

Total stockholders' equity/predecssor deficit	(138,748)	95,000
Commitments and contingencies (notes 2, 16, 17 and 18)

	$736,137	$517,838

See accompanying notes to consolidated financial statements.

GROVE INVESTORS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the years ended October 2, 1999, September 30, 2000 and September 29, 2001
(in thousands)

	Predecessor
	1999	2000	2001
Net sales	$788,893	$845,950	$717,584
Cost of goods sold (note 6)	641,111	721,068	616,235

Gross profit	147,782	124,882	101,349
Selling, engineering, general and administrative expenses	124,704	107,864	95,927
Amortization of goodwill	6,880	7,029	5,537
Restructuring charges (note 13)	—	8,757	4,963
Reorganization costs (note 2)	—	—	14,507
Goodwill impairment charge (note 8)	—	53,351	—

Income (loss) from operations	16,198	(52,119)	(19,585)
Interest expense, net (note 11)	(50,112)	(59,911)	(42,080)
Other expense, net	(200)	(996)	(4,052)

Loss before income taxes, extraordinary gain and cumulative effect of a change in accounting principle	(34,114)	(113,026)	(65,717)
Income taxes (note 15)	5,535	6,255	260

Net loss before extraordinary gain and cumulative effect of change in accounting principle	(39,649)	(119,281)	(65,977)
Extraordinary gain on discharge of debt and accrued interest (note 2)	—	—	334,432

Net income (loss) before cumulative effect of change in accounting principle	(39,649)	(119,281)	268,455
Cumulative effect of change in accounting principle (note 4)	—	302	—

Net income (loss)	$(39,649)	$(118,979)	$268,455

See accompanying notes to consolidated financial statements.

GROVE INVESTORS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended October 2, 1999, September 30, 2000 and September 29, 2001
(in thousands)

	Predecessor
	1999	2000	2001
Net income (loss)	$(39,649)	$(118,979)	$268,455
Change in minimum pension liability	(5,909)	7,708	(9,629)
Unrealized net income (loss) on cash flow hedges of forecasted foreign currency transactions	—	(992)	992
Change in foreign currency translation adjustment	(9,038)	(20,969)	2,881

Comprehensive income (loss)	$(54,596)	$(133,232)	$262,699

See accompanying notes to consolidated financial statements.

GROVE INVESTORS, INC. AND SUBSIDIARIES
Consolidated Statements of Predecessor Equity (Deficit)
For the years ended October 2, 1999, September 30, 2000 and September 29, 2001
(in thousands)

	Invested capital	Notes receivable from members	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total Predecessor equity (deficit)
Balance, October 3, 1998	$75,000	$(2,783)	$(29,664)	$5,282	$47,835
Advances to members	—	(888)	—	—	(888)
Accrued interest on member notes	—	(261)	—	—	(261)
Net loss	—	—	(39,649)	—	(39,649)
Other comprehensive loss	—	—	—	(14,947)	(14,947)

Balance, October 2, 1999	75,000	(3,932)	(69,313)	(9,665)	(7,910)
Amounts received from members	—	2,847	—	—	2,847
Amounts advanced to members	—	(343)	—	—	(343)
Accrued interest on member notes	—	(110)	—	—	(110)
Net loss	—	—	(118,979)	—	(118,979)
Other comprehensive loss	—	—	—	(14,253)	(14,253)

Balance, September 30, 2000	75,000	(1,538)	(188,292)	(23,918)	(138,748)
Accrued interest on member notes	—	(187)	—	—	(187)
Repayment of notes	—	1,216	—	—	1,216
Reclass to other assets	—	509	—	—	509
Net income	—	—	268,455	—	268,455
Other comprehensive loss	—	—	—	(5,756)	(5,756)

Balance, September 29, 2001 prior to "fresh-start" adjustments (note 2)	$75,000	$—	$80,163	$(29,674)	$125,489

See accompanying notes to consolidated financial statements.

GROVE INVESTORS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended October 29, 1999, September 30, 2000 and September 29, 2001
(in thousands)

	Predecessor
	1999	2000	2001
Cash flows from operating activities:
Net income (loss)	$(39,649)	$(118,979)	$268,455
Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities:
Extraordinary gain on discharge of debt and accrued interest	—	—	(334,432)
Depreciation and amortization	18,537	20,209	20,494
Depreciation of equipment held for rent	14,921	15,998	9,382
Amortization of deferred financing costs	2,294	2,349	1,230
Goodwill impairment charge	—	53,351	—
Accretion of interest on senior discount debenture	6,357	6,998	4,263
Interest on senior debentures	7,313	8,675	5,692
(Gain) loss on sales of property, plant and equipment	(255)	31	165
Deferred income tax expense (benefit)	2,680	(304)	—
Changes in operating assets and liabilities:
Trade receivables, net	(16,951)	(3,383)	2,399
Notes receivable	462	(1,457)	(5,839)
Inventories	6,907	1,593	(3,342)
Accounts payable and accrued expenses	(14,848)	8,749	(3,899)
Other assets and liabilities, net	12,971	(3,586)	22,479

Net cash provided by (used in) operating activities	739	(9,756)	(12,953)

Cash flows from investing activities:
Additions to property, plant and equipment	(9,405)	(8,775)	(7,072)
Investment in equipment held for rent	(23,793)	(6,876)	(4,643)
Post-closing adjustment related to acquisition of businesses from Hanson, PLC	10,500	—	—
Other investing activities	3,408	—	2,291

Net cash used in investing activities	(19,290)	(15,651)	(9,424)

Cash flows from financing activities:
Net proceeds from (repayments of) short-term borrowings	4,139	1,801	(6,510)
Proceeds from issuance of long-term debt	10,000	25,000	24,356
Repayments of long-term debt	(12,000)	(2,000)	(1,000)
Other financing activities	(937)	2,182	1,005

Net cash provided by financing activities	1,202	26,983	17,851

Effect of exchange rate changes on cash and cash equivalents	(110)	(473)	144

Net change in cash and cash equivalents	(17,459)	1,103	(4,382)
Cash and cash equivalents, beginning of year	34,289	16,830	17,933

Cash and cash equivalents, end of year	$16,830	$17,933	$13,551

See accompanying notes to consolidated financial statements.

GROVE INVESTORS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(in thousands of dollars)

September 30, 2000 and September 29, 2001

(1) Description of Business

        Grove Investors, Inc. and its subsidiaries (the "Company") are primarily engaged in the design, production, sale, and after-sale support of mobile hydraulic cranes, aerial work platforms and truck-mounted cranes. The Company's domestic manufacturing plants and related facilities are located in Shady Grove, Pennsylvania and Waverly, Nebraska. The Company's foreign facilities are located in the United Kingdom, Germany and France. The majority of the Company's sales are to independent distributors, rental companies, and end users which serve the heavy industrial and construction industries in the United States and Europe.

(2) Plan of Reorganization and Basis of Presentation

        From its inception in 1998 through December 31, 2000, Grove Investors LLC was a limited liability company which owned all the member's interest of Grove Holdings LLC. Grove Holdings LLC was a single member limited liability company which owned all of the member's interests of Grove Worldwide LLC. Effective January 1, 2001, Grove Investors LLC ("Grove Investors") was converted from a limited liability company to a C-corporation. (See note 14)

        Prior to filing its petition for protection under United States Bankruptcy Code, Grove Investors changed its name to SGPA, Inc. ("SGPA" or the "Predecessor"). On May 7, 2001, SGPA filed a pre-negotiated Plan of Reorganization (the "Plan") for SGPA and each of its domestic subsidiaries pursuant to Chapter 11 of United States Bankruptcy Code with the United States Bankruptcy Court for the Middle District of Pennsylvania (the "Bankruptcy Court"). The Bankruptcy Court confirmed the Plan on September 14, 2001 and the Plan was consummated on September 25, 2001. For reporting purposes, the inception date for the reorganized company was as of the close of business on September 29, 2001.

        In connection with the Plan, Grove Investors, Inc. was formed under the laws of the State of Delaware, and in turn formed a wholly owned subsidiary, Grove Holdings, Inc. ("Holdings"), which in turn formed a wholly owned subsidiary, Grove Worldwide, Inc. ("Worldwide"). On September 25, 2001, Worldwide acquired SGPA, and Grove Holding LLC and Grove Worldwide LLC were merged into Worldwide. The Company executed, among other things, the following elements of the Plan:

  •
  Holders of amounts outstanding under the Predecessor's bank credit facility of approximately $224,000, including accrued interest, were issued (i) $125,000 in senior secured notes, (ii) debentures, with a face value of $45,000 and an estimated fair value of $35,800, and (iii) four million shares of the Company's common stock.

  •
  Holders of approximately $236,000 of the Predecessor's 9.25% senior subordinated notes, including accrued interest, were issued (i) one million shares of the Company's common stock, (ii) Series A warrants with a seven-year term giving the holder the right to acquire an aggregate of 277,778 shares of common stock at an exercise price of approximately $19.20 per share and (iii) Series B warrants with a seven-year term giving the holder the right to acquire an aggregate of 277,778 shares of common stock at $24.20 per share.

  •
  Holders of approximately $70,000 of the Predecessor's 11.625% senior discount debentures, including accrued interest, approximately $73,000 of 14.5% senior debentures, including accrued interest, and the equity holders of the Predecessor did not receive any consideration under the Plan and their claims were discharged.

  •
  Holders of all pre-petition unsecured trade obligations of the Predecessor were paid in full.

        The estimated fair value of the Series A and Series B warrants were approximately $2,000 and $1,800, respectively. Such amounts have been included in additional paid-in capital in the consolidated balance sheet as of September 29, 2001.

        In connection with the Bankruptcy filing, the Predecessor's bank group provided a $35 million Debtor-in-Possession facility for use by the Predecessor during Bankruptcy which was converted into a Revolving Credit Facility upon emergence from reorganization. (See note 11).

        The Plan contemplates that 250,000 shares of common stock which were distributed to holders of the Predecessor's bank credit facility will be given to management. In addition, the Company will establish a stock option plan providing for the issuance of up to 250,000 options to management to purchase the Company's common stock at the reorganization date fair market value.

        The reorganization value of the Company of approximately $286 million, ratified in the bankruptcy proceeding, was determined with the assistance of a financial advisor. The advisor (i) reviewed certain historical financial information for recent years and interim periods; (ii) reviewed certain internal financial and operating data, including five-year financial projections, prepared and provided by management; (iii) met with certain members of senior management to discuss the Company's operations and future prospects; (iv) reviewed publicly available financial data and considered the market value of public companies which the financial advisor deemed generally comparable to the operating business of the Company; (v) considered certain economic and industry information relevant to the operating businesses; and (vi) conducted such other studies, analyses, inquiries, and investigations as they deemed appropriate. Based upon the foregoing, the financial advisor developed a range of values for the Company. In addition to relying on management's projections, the reorganization valuation analysis made a number of assumptions including, but not limited to, a successful and timely reorganization of the Company's capital structure.

        The consolidated financial statements following the reorganization reflect accounting principles set forth in the American Institute of Certified Public Accountants Statement of Position ("SOP") 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. This statement provides guidance for financial reporting by entities that have filed voluntary petitions for relief under and have reorganized in accordance with the United States Bankruptcy Code. As such, the Company has adopted "fresh-start" reporting as of September 29, 2001, in the preparation of the accompanying consolidated balance sheet because holders of the equity interest in SGPA immediately before filing and confirmation of the Plan hold less then 50% of the equity interest in Investors and because SGPA's reorganization value is less than its post-petition liabilities and allowed claims. SGPA's emergence from Chapter 11 proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit as of September 29, 2001. As discussed further in note 2 to the consolidated financial statements, the assets and liabilities of the Company were restated as of September 29, 2001, in accordance with SOP 90-7. Thus, the Company's consolidated financial statements for periods prior to

September 29, 2001 are not comparable to consolidated financial statements as of or subsequent to September 29, 2001. The consolidated statement of operations, comprehensive income (loss), predecessor equity (deficit), and cash flows reflect results of the Predecessor through September 29, 2001, including the impact of the Plan.

        The difference between the Company's reorganization value and the fair value of the Company's assets and liabilities resulted in the recording of a reorganization value in excess of amounts allocated to identifiable assets of $36,576 as of September 29, 2001.

        The Predecessor incurred certain costs related to the Plan, which are shown as Reorganization Costs in the consolidated statement of operations. The components of Reorganization Costs for the year ended September 29, 2001 are as follows:

Legal fees	$4,297
Professional fees and advisory services	10,963
Interest income on cash collateral	(753)

Total reorganization costs	$14,507

        The consolidated statement of operations for the year ended September 29, 2001 reflects an extraordinary gain from the discharge of debt and accrued interest. Components of the extraordinary gain are as follows:

Cancellation of borrowings under bank credit facility	$224,515
Cancellation of senior subordinated debentures	235,695
Cancellation of senior discount debentures	70,155
Cancellation of senior debentures	72,599
Deferred financing costs	(12,732)
Issuance of notes under senior credit facility	(125,000)
Issuance of debentures	(35,800)
Issuance of common stock and warrants	(95,000)

Net extraordinary gain	$334,432

        The consolidated balance sheet prepared as of September 29, 2001, discussed below, illustrates the effect of the Plan and the impact of implementing "fresh-start" reporting. The adjustments present the (i) Company's reorganized capital structure, including its new credit agreement and debentures; (ii) effect of canceling the senior subordinated debentures, senior discount debentures and senior debentures and the related accrued interest and deferred financing costs; (iii) elimination of the accumulated deficit and comprehensive loss; (iv) write-up of inventory to approximate fair market value; (v) adjustment of the pension and post-retirement benefit liabilities to reflect fair market value; and (vi) certain other adjustments to adopt SOP 90-7.

        The Company's allocation of the reorganization value is preliminary. The Company is in the process of obtaining appraisals of certain of its tangible and intangible assets. Accordingly, adjustments may be necessary to property, plant, and equipment, other assets, deferred taxes and reorganization value in excess of amounts allocated to identifiable assets once such appraisals are complete.

        The effects of the Plan on the Company's consolidated balance sheet, including debt extinguishments, refinancing and fresh-start adjustments are as follows:

	Predecessor September 29, 2001	Effect of Plan of Reorganization	Fresh Start Adjustments	Company September 29, 2001
Assets
Current assets:
Cash and cash equivalents	$13,551	$—	$—	$13,551
Cash restricted as to its use	388	—	—	388
Trade receivables, net	132,201	—	—	132,201
Notes recievable	12,668	—	—	12,668
Inventories	157,416	—	11,035	168,451
Prepaid expenses and other current assets	4,601	—	—	4,601

Total current assets	320,825	—	11,035	331,860
Property, plant and equipment, net	138,110	—	—	138,110
Goodwill/reorganization value in excess of amounts allocated to identifiable assets	200,761	—	(164,185)	36,576
Other assets	21,479	(12,223)	2,036	11,292

	$681,175	$(12,223)	$(151,114)	$517,838

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$15,000	$—	$—	$15,000
Short-term borrowings	14,801	—	—	14,801
Accounts payable	64,617	—	—	64,617
Accrued expenses and other current liabilities	68,402	—	—	68,402

Total current liabilties	162,820	—	—	162,820
Pre-petition debt	602,964	(602,964)	—	—
Deferred revenue	21,201	—	—	21,201
Long-term debt	—	160,800	—	160,800
Other liabilties	103,642	—	(25,625)	78,017

Total liabilities	890,627	(442,164)	(25,625)	422,838

Stockholders' equity:
Common stock	—	5,000	—	5,000
Additional paid-in capital	—	90,000	—	90,000
Invested capital	75,000	—	(75,000)	—
Notes receivable from members	(509)	509	—	—
Accumulated deficit	(254,269)	334,432	(80,163)	—
Accumulated other comprehensive—income (loss)	(29,674)	—	29,674	—

Total stockholders' equity	(209,452)	429,941	(125,489)	95,000

	$681,175	$(12,223)	$(151,114)	$517,838

(3) Acquisition

      On April 29, 1998, the Predecessor acquired from Hanson PLC ("Hanson") and certain of its subsidiaries, substantially all of the assets of Hanson's U.S. mobile hydraulic crane and aerial work platform operations, the capital stock of Hanson's U.S. truck-mounted crane operation and the capital stock of Hanson's British, French, German, and Australian crane and aerial work platform subsidiaries. The purchase price was subject to a post-closing adjustment for which the Company received $10,500 in November 1998. The Acquisition was accounted for as a purchase.

(4) Summary of Significant Accounting Policies

  (a)    Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to September 30.

  (b)    Cash and Cash Equivalents

        The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less.

  (c)    Trade Receivables and Notes Receivable

        Trade receivables are net of allowance for doubtful accounts of $5,057 as of September 30, 2000. Trade receivables are reported at estimated fair value at September 29, 2001.

        Notes receivable generally relate to sales of new equipment to North American customers on terms of up to one year. Payment of interest and principal are due at the maturity of the note unless the dealer sells the equipment prior to maturity in which case the notes must be repaid immediately along with any interest accrued thereon.

  (d)    Inventories

        Inventories are valued at the lower of cost or market, as determined primarily under the first-in, first-out method. Inventories are reported at estimated fair value at September 29, 2001.

  (e)    Property, Plant and Equipment

        Property, plant, and equipment are stated at cost. See note 2 to the consolidated financial statements with respect to adoption of "fresh-start" reporting pursuant to SOP 90-7 at September 29, 2001.

        Maintenance and repairs are charged to operations when incurred, while expenditures having the effect of extending the useful life of an asset are capitalized. Depreciation is computed primarily using the straight-line method. The useful lives by asset category are as follows:

Land improvements	3-20 years
Buildings and improvements	10-30 years
Machinery and equipment	3-12 years
Equipment held for rent	Lease term
Furniture and fixtures	3-10 years

  (f)    Goodwill and Reorganization Value in Excess of Amounts Allocated to Identifiable Assets

        Predecessor goodwill is the excess of the purchase price over the fair value of the net assets acquired in 1998. Amortization expense is recorded on the straight-line method over 40 years. The Predecessor assessed the recovery of goodwill by determining whether amortization of the goodwill over its remaining life could be recovered through undiscounted cash flows of the acquired operations. Goodwill impairment, if any, was measured by determining the amount by which the carrying value of the goodwill exceeded its fair value based upon discounting of future cash flows. See note 2 to the consolidated financial statements for information related to the adjustment of goodwill and establishment of the reorganization value in excess of amount allocated to identifiable assets in connection with adoption of "fresh-start" reporting pursuant to SOP 90-7 at September 29, 2001.

        The reorganization value of the Company has been allocated to the Company's assets in conformity with the purchase method of accounting specified by Accounting Principle Board Opinion 16 and Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Because a portion of the reorganization value cannot be attributed to a specific tangible or identified intangible assets of the Company, this amount has been reported as "reorganization value in excess of amounts allocated to identifiable assets." This intangible asset will not be amortized, but will be tested annually for impairment in accordance with SFAS 142, Goodwill and Other Intangible Assets.

  (g)    Impairment of Long-Lived Assets

        The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or net realizable value.

  (h)    Revenue Recognition

        Revenue is generally recognized as title transfers, usually as products are shipped to customers. However, for certain transactions, the Company provides guarantees of the residual value of the equipment to third party leasing companies. Such guarantees generally take the form of end-of-term residual value guarantees or reducing residual value guarantees that decline with the passage of time. The Company records these transactions in accordance with the lease principles established by SFAS No. 13, Accounting for Leases. If the transaction qualifies as an operating lease, the Company records deferred revenue for the amount of the net proceeds received upon the equipment's initial transfer to the customer. The liability is then subsequently reduced on a pro rata basis over the period to the first exercise date of the guarantee, to the amount of the guaranteed residual value at that date, with corresponding recognition of revenue in the Company's statement of operations. Any further reduction in the guaranteed residual value resulting from the purchaser's decision to continue to use the equipment is recognized in a similar manner. Depreciation of equipment held for rent is recognized in a similar manner over the term of the lease agreement. As of September 30, 2000 and September 29, 2001, the amount of deferred revenue relating to transactions involving residual value guarantees, which is classified as deferred revenue or accrued expenses and other current liabilities in the consolidated balance sheets, was $49,739 and $30,202, respectively.

  (i)    Product Warranty

        Product warranty expense is provided for estimated normal warranty costs at the time of sale. Additional warranty expense is provided for specific performance issues when identified. Specific performance issues relate to situations in which the Company issues a part replacement notice for models that are experiencing a particular problem.

  (j)    Foreign Currency Translation

        The financial statements of subsidiaries located outside the United States are measured using the local currency as the functional currency. Assets, including goodwill, and liabilities are translated at the rates of exchange at the balance sheet date. The resulting translation gains and losses are included as a separate component of other comprehensive income (loss) in Predecessor deficit. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions of these subsidiaries are included in net income (loss). Aggregate gains (losses) on foreign currency transactions were not material for the year ended October 2, 1999. For the years ended September 30, 2000 and September 29, 2001, aggregate losses on foreign currency transactions were $2,256 and $4,626, respectively.

  (k)    Research and Development

        Research and development expenditures are charged to operations as incurred. Research and development costs were $12,371, $10,749 and $8,717 for the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively, and are included as part of selling, engineering, general and administrative expenses.

  (l)    Advertising

        All costs associated with advertising and promoting products are expensed when incurred. Advertising expenses were $2,289, $2,893 and $3,591 for the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively.

  (m)    Stock-Based Compensation

        The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based employee compensation arrangements and will provide the disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation.

  (n)    Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (o)    Fair Value of Financial Instruments

        The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts. However, as a result of the Company's "fresh-start" reporting, all financial instruments included in the September 29, 2001 consolidated balance sheet are at estimated fair market value.

        The following methods and assumptions were used by the Company in estimating fair value for financial instruments:

  Cash, trade receivables, notes receivable, trade accounts payable and short-term borrowings: The amounts reported in the consolidated balance sheets approximate fair value.

  Foreign currency contracts: The fair value of forward exchange contracts is estimated using prices established by financial institutions for comparable instruments. (See note 17)

  Long-term debt: For bank borrowings, the amount reported in the consolidated balance sheet approximates fair value. The fair value of the debentures is based on values determined with the assistance of the Company's financial advisor in determining the reorganization value. (See notes 2 and 11)

  (p)    Derivative Instruments and Hedging Activities

        During fiscal 2000, the Predecessor adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment to SFAS No. 133), respectively. These statements establish accounting and reporting standards for derivative instruments and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities measured at fair value. The impact of adoption of SFAS No. 133 of $302 is presented as the cumulative effect of a change in accounting principle in the consolidated statement of operations in fiscal 2000. There was no impact from the adoption of SFAS No. 138.

        All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge), or a hedge of a net investment in a foreign operation. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

        Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. Changes in the fair value of derivative trading instruments are reported in current-period earnings.

        The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

  (q)    Use of Estimates

        Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates.

  (r)    Reclassifications

        Certain amounts in fiscal 1999 and fiscal 2000 have been reclassified to conform to the presentation for fiscal 2001.

  (s)    Recently Issued Accounting Standards

        In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on October 1, 2003.

(5) Trade and Notes Receivable

        Trade receivables subject the Company to concentration of credit risk, because they are concentrated in distributors and rental companies that serve the heavy industrial and construction industries, which are subject to business cycle variations. For the years ended October 2, 1999, September 30, 2000 and September 29, 2001, approximately 20%, 17% and 15% of revenues were generated from five major customers with no one customer accounting for more than 10% of net sales. Approximately 17% of the outstanding trade and notes receivable balance as of September 30, 2000 and September 29, 2001 were due from these customers, respectively.

        The Company generally offers terms of up to 30 days to its customers and generally obtains a security interest in the underlying machinery sold. In addition, the Company offers a special financing program primarily to its U.S. customers which provides credit terms of periods up to one year in exchange for an interest-bearing note.

        The Company has agreements with two major international banks to sell up to $75,000 of notes receivable obtained under the special financing program, subject to certain conditions. The banks purchase the notes receivable at face value on a 90% non-recourse basis. The agreements provide that the Company purchase credit insurance on behalf of the banks to insure the 90% risk assumed by the banks. The Company retains 10% of the credit risk on a first loss basis. The Company is responsible for administrative and collection activities. The cost of administrative and collection activities is immaterial. Cash collections on the notes are deposited directly into an account for the benefit of the major international banks. Amounts held at September 30, 2000 and September 29, 2001 are shown as restricted cash in the accompanying consolidated balance sheet. The banks have the power to sell or pledge the notes receivable purchased at any time and the Company has no rights or obligation to repurchase of the notes receivable.

        Notes receivable sold under this arrangement meet the criteria for sale under SFAS No. 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities, and, accordingly, are removed from the consolidated balance sheet upon transfer. The Predecessor received proceeds from the sales of the trade accounts receivable of approximately $171,000 and $52,000 for the years ended September 30, 2000 and September 29, 2001, respectively.

        At September 29, 2001, the Company had credit risk of $2,747 with respect to notes receivable that had been sold under the arrangement.

(6) Inventories

        Inventories consist of the following as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Raw materials and supplies	$71,678	$61,234
Work in process	41,740	44,141
Finished goods	63,547	63,076

	$176,965	$168,451

        In connection with "fresh-start" reporting, the Company assigned $11,035 of the reorganization value to work in process and finished goods inventories in excess of their historical carrying value. Such amounts will be charged to costs of goods sold in the first fiscal quarter of 2002.

        During the year ended September 30, 2000, management made the decision to reduce the number of aerial work platform models manufactured. The decision together with further rationalization of U.S. crane products resulted in an inventory write-down of $12,500, which is included in cost of goods sold. During the year ended September 29, 2001, an additional $7,500 of obsolete inventory was written-off, which is included in cost of goods sold.

(7) Property, Plant and Equipment

        Property, plant and equipment consist of the following as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Land and improvements	$5,940	$4,429
Buildings and improvements	68,880	54,742
Machinery and equipment	46,312	28,322
Equipment held for rent	55,258	31,047
Furniture and fixtures	30,562	19,205
Construction in progress	3,311	365

	210,263	138,110
Less accumulated depreciation and amortization	40,243	—

	$170,020	$138,110

        Depreciation expense (including depreciation expense on equipment held for rent) for the years ended October 2, 1999, September 30, 2000 and September 29, 2001 was $26,578, $29,178 and $29,876, respectively.

        As discussed in note 2 to the consolidated financial statements, property, plant and equipment have been adjusted to an estimated fair market value at September 29, 2001 in connection with "fresh-start" reporting. The Company's allocation of the reorganization value is preliminary. The Company is in the process of obtaining appraisals of certain of its tangible and intangible assets. Accordingly, adjustments may be necessary to property, plant and equipment.

(8) Goodwill and Reorganization Value in Excess of Amounts Allocated to Identifiable Assets

        Goodwill and reorganization value in excess of amount allocated to identifiable assets consists of the following as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Goodwill	$217,270	$—
Reorganization value in excess of amounts allocated to identifiable assets	—	36,576
Less accumulated amortization	14,668	—

	$202,602	$36,576

        During fiscal 2000, management adopted a plan to reduce the size of its Manlift operations. Under the plan, sales, marketing and production of 34 Manlift models were discontinued. In connection with the decision to reduce Manlift operations, a goodwill impairment charge of $53,351 was recognized.

        As more fully described in note 2 to the consolidated financial statements, the Company's emergence from Chapter 11 resulted in the application of "fresh-start" reporting. For purposes of "fresh-start" reporting, the reorganization value used in preparing the consolidated balance sheet was $286 million. The difference between the Company's reorganization value and the fair value of the Company's assets and liabilities resulted in the recording of a reorganization value in excess of amounts allocable to identifiable assets of $36,576 as of September 29, 2001.

(9) Short-Term Borrowings

        The Company's German subsidiary maintains a DM51,000 (approximately $24,000) credit facility with two banks available for discounting certain accounts receivable. As of September 30, 2000 and September 29, 2001, $20,967 and $14,801 were drawn against this facility. The interest rate charged on the outstanding borrowings was 7.20% and 7.75% at September 30, 2000 and September 29, 2001, respectively. This arrangement does not have a termination date and is reviewed periodically. No material commitment fees are required to be paid on the undrawn portion of the credit facility.

(10) Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Salaries, wages and benefits	$15,174	$18,166
Warranty	11,818	12,346
Deferred revenue associated with equipment held for rent, current	12,589	9,001
Interest	9,964	52
Other	33,506	$28,837

	$83,051	68,402

(11) Long-Term Debt

        Long-term debt consists of the following as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Bank credit facility	$211,000	$—
Senior subordinated notes	225,000	—
Senior discount debentures	65,890	—
Senior debentures	65,327	—
Revolving credit facility	—	15,000
Senior secured credit faciltiy	—	125,000
14% Debentures	—	35,800

	567,217	175,800
Less current maturities	37,000	15,000

Long-term debt	$530,217	$160,800

        Bank Credit Facility—The Predecessor had a bank credit facility, which consisted of a $200,000 term loan facility and a $60,000 revolving credit facility.

        The credit agreement provided that at the Predecessor's option, loans under the bank credit facility would bear interest (a) in the case of loans in U.S. dollars, at the highest of (x) 1/2 of 1% in excess of the Federal Funds Effective Rate (as defined in the agreement), (y) 1.0% in excess of a certificate of deposit rate and (z) the bank's prime rate, plus the applicable margin (as defined in the agreement), or (b) in the case of all loans, the relevant Eurocurrency Rate (as defined in the agreement) as determined by the Administrative Agent, plus the applicable margin. At September 30, 2000, borrowings of $35,000 were outstanding under the revolving portion of the bank credit facility, bearing interest based on LIBOR plus an applicable margin of 3.0% (9.79% at September 30, 2000). The interest rate on borrowings under the Term Loan Facility at September 30, 2000 was based on

LIBOR plus an applicable margin of 3.5% (10.29% at September 30, 2000). Following amendment of the bank credit facility to provide the Predecessor with certain financial covenant relief, the applicable margin on Eurocurrency Rate borrowings was increased to 4% and the applicable margin on all other rate based borrowings was increased to 3%. Amounts outstanding under the bank credit facility on May 7, 2001 of approximately $224,000, including accrued interest, were discharged in the Plan. (See note 2)

        Senior Subordinated Notes—The Senior Subordinated Notes accrued interest at a rate of 9 1/4% per annum payable semi-annually on May 1 and November 1 of each year. The Senior Subordinated Notes were general unsecured obligations of Grove Worldwide LLC and its co-issuer, Grove Capital, Inc. Amounts outstanding under the Senior Subordinated Notes of approximately $236,000, including accrued interest, were discharged in the Plan. (See note 2)

        Senior Discount Debentures—The Senior Discount Debentures were issued pursuant to an Indenture dated April 29, 1998 (the "Holdings Indenture") at a discount from their principal amount. The Senior Discount Debentures were general unsecured obligations of Grove Holdings LLC and its co-issuer, Grove Holdings Capital, Inc. The Senior Discount Debentures accreted interest at a rate of 11 5/8% per annum, compounded semi-annually, to an expected aggregate principal amount of $88,000 on 2003. The obligations were discharged in connection with the Plan. (See note 2)

        Senior Debentures—The Senior Debentures were issued pursuant to an Indenture dated April 29, 1998 (the "Investors Indenture"). The Senior Debentures are general unsecured obligations of Grove Investors LLC and its co-issuer, Grove Investors Capital, Inc. The Senior Debentures accrued interest at a rate of 14 1/2% per annum, payable quarterly on February 1, May 1, August 1 and November 1 of each year, commencing on August 1, 1998. Interest was payable, at the option of the Company, in cash or by issuance of additional Senior Debentures. The obligations were discharged in connection with the Plan. (See note 2)

        Revolving Credit Facility—On September 25, 2001 the Company entered into a new three-year revolving credit facility (the "Revolving Credit Facility"). The maximum borrowings and/or outstanding letters of credit under the Revolving Credit Facility may not exceed the lesser of $35,000 or an amount determined by a borrowing base formula. The borrowing base formula consists of certain specified percentages of eligible accounts receivable and inventories. Borrowings under the Revolving Credit Facility are secured by a security interest in, pledge of and lien on substantially all the Company's North American assets and properties. Borrowings under the Revolving Credit Facility are guaranteed by Holdings and Investors and certain of the Company's subsidiaries. Borrowings may be used to fund working capital and other general corporate purposes. The Revolving Credit Facility contains restrictive covenants, including among other things, limitations on dividends, limitations on the creation of additional liens and indebtedness, limitations on capital expenditures, investments, the sale of assets and transactions with affiliates. Financial covenants include the maintenance of minimum earnings before interest, taxes, depreciation and amortization; maximum leverage; minimum interest coverage; and net worth. The Revolving Credit Facility requires that the Company have outstanding borrowings of at least $15 million at all times, subject to the borrowing base restrictions. As of September 29, 2001, the Company had outstanding letters of credit of $3,583 and available additional borrowings under the Revolving Credit Facility of $16,417.

        The Revolving Credit Facility provides that borrowings will bear interest at a rate of 2.5% in excess of the banks base rate, or at the Company's option, a rate of 3.5% in excess of the reserve adjusted Eurodollar rate for interest periods of one, two, three, six or twelve months. The Company also pays a 0.5% fee on the unused portion of the Revolving Credit Facility, a letter of credit fee of 3.5% per annum and certain other fees.

        Senior Secured Credit Agreement—On September 25, 2001, the Company entered into a new five-year $125,000 term loan facility (the "Term Loan Facility"). Borrowings under the Term Loan Facility are secured by a security interest in, pledge of and lien on substantially all of the Company's North American assets and properties. Borrowings under the Term Loan Facility are guaranteed by Holdings and Investors and certain of the Company's subsidiaries. The Term Loan contains the same restrictive covenants as those included in the Revolving Credit Facility.

        The Term Loan Facility provides that borrowings will bear interest at a rate of 2.5% in excess of the banks base rate, or at the Company's option, a rate of 3.5% in excess of the reserve adjusted Eurodollar rate for interest periods of one, two, three, six or twelve months. The Term Loan Facility requires mandatory prepayment with any proceeds from the issuance of any new debt or equity; certain asset sales; and 50% of excess cash flow, as defined in the agreement.

        14% Debentures—On September 25, 2001, the Company issued $45,000 of 14% debentures with an estimated fair value of $35,800. The debt discount of $9,200 will be charged to interest expense using the interest method, through the date of maturity, resulting in an effective rate on the debentures of approximately 21%. The debentures, which mature on August 15, 2007, are general unsecured obligations of the Company. The debentures accrue interest at a rate of 14% per annum, payable quarterly on October 1 and April 1 of each year, commencing on April 1, 2002. Interest payments through April 1, 2005 may be paid with cash of 2% and additional debentures of 12%.

        The indenture agreement contains certain covenants that limit, among other things, the ability of the Company to (i) pay dividends, redeem capital stock or make certain other restricted payment, (ii) incur additional indebtedness or issue certain preferred equity interest, (iii) merge into or consolidate with certain other entities or sell all or substantially all of its assets, (iv) create liens on assets and (v) enter into certain transactions with affiliates or related persons.

        The debentures are redeemable at the option of the Company, in whole or in part, at any time. Redemptions prior to October 1, 2003 are required to be at the aggregate principal amount of the debentures plus accrued and unpaid interest and a premium as defined in the indenture. Redemptions after October 1, 2003, require a redemption price of 112% of the debenture, plus accrued and unpaid interest. The redemption price declines to 100% effective October 1, 2006.

        Future maturities of long-term debt are as follows: $46,250 in 2004; 31,250 in 2005; $62,500 in 2006 and $45,000 in 2007.

        The Company expects that cash flows from foreign operations will be required to meet its domestic debt service requirements. Such cash flows are expected to be generated from intercompany interest expense on loans the Company has made to certain of its foreign subsidiaries. The loans have been established with amounts and interest rates to allow for repatriation without restriction or additional tax burden. However, there is no assurance that the foreign subsidiaries will generate the cash flow required to service the loans or that the laws in the foreign jurisdictions will not change to limit repatriation or increase the tax burden of repatriation.

        Interest Expense, net—Interest expense, net consists of the following for the years ended October 2, 1999, September 30, 2000 and September 29, 2001.

	Predecessor
	1999	2000	2001
Interest expense	$(52,381)	$(64,108)	$(45,871)
Amortization of deferred financing costs	(2,294)	(2,350)	(1,230)
Interest income	4,563	6,547	5,021

	$(50,112)	$(59,911)	$(42,080)

        The Predecessor stopped accruing interest on all loans outstanding following the May 7, 2001 Chapter 11 filing in accordance with the United States Bankruptcy Code. The contractual interest on such loans exceeded the amount recorded during the year ended September 29, 2001 by approximately $25,300. As more fully discussed in note 2 to the consolidated financial statements, all accrued interest was discharged upon the Company's emergence from bankruptcy.

        Interest paid was $39,254, $48,430 and $26,562 for the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively.

        The Predecessor had an interest rate agreement with a major commercial bank to collar the interest rate on approximately $100,000 of the Predecessor's floating rate borrowings during the three years ended September 2001. The contract was terminated in July 2001 as a result of the bankruptcy filing at no cost to the Predecessor.

(12) Other Liabilities

        Other liabilities consist of the following as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Accrued liability for defined benefit pension plans	$21,453	$33,318
Accrued liability for postretirement benefit plan	33,023	21,962
Product liability	22,513	17,459
Other	11,854	5,278

	$88,843	$78,017

(13) Restructuring Charges

        During fiscal 2000, the Predecessor adopted and executed restructuring plans that resulted in the termination of approximately 470 employees principally in its U.S. operations. During fiscal 2001, the Predecessor terminated approximately 190 employees principally in U.S. operations. In connection with the terminations, the Predecessor accrued severance costs of $8,757 and $4,963 during fiscal 2000 and fiscal 2001, respectively. As of September 29, 2001, the Company has paid $11,654 and expects to pay the remainder of the amount accrued in fiscal 2002 in accordance with separation agreements.

(14) Employee Benefit Plans

        The Company sponsors defined benefit pension plans which cover substantially all of its U.S. employees. Plans covering salaried employees provide pension benefits that are based on the participant's final average salary and credited service. Plans covering hourly employees provide benefits based on the participant's career earnings and service with the Company. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations, plus such additional amounts as the Company may determine to be appropriate from time to time.

        In addition to providing pension benefits, the Company provides certain health care and prescription drug benefits to certain retirees. Substantially all of the Company's domestic eligible employees may qualify for benefits if they reach normal retirement age while working for the Company. The Company funds benefits on a pay-as-you-go basis, while retirees pay monthly premiums. These benefits are subject to deductibles, co-payment provisions and other limitations.

        The following tables provide reconciliations of the changes in benefit obligations and plan assets for the years ended September 30, 2000 and September 29, 2001 and the funded status of the plans as of September 30, 2000 and September 29, 2001.

	Pension Benefits		Post-retirement Benefits
	Predecessor 2000	Company 2001	Predecessor 2000	Company 2001
Change in benefit obligation:
Benefit obligation at beginning of year	$58,251	$62,003	$28,013	$21,576
Service cost	2,949	2,339	847	682
Interest	4,427	4,877	1,572	1,682
Special termination benefits	72	—	827	—
Participant contributions	—	—	644	731
Amendments	1,452	519	—	—
Actuarial (gain) loss	(3,786)	8,520	(8,557)	(1,205)
Benefits paid	(1,362)	(3,294)	(1,770)	(1,504)

Benefit obligation at end of year	$62,003	$74,964	$21,576	$21,962

Change in plan assets:
Fair value of plan assets at beginning of year	$52,684	$64,368	$—	$—
Actual return on plan assets	7,896	(6,492)	—	—
Employer contributions	4,934	4,153	1,126	774
Participant contributions	—	—	644	731
Benefits paid	(1,146)	(3,294)	(1,770)	(1,505)

Fair value of plan assets at end of year	$64,368	$58,735	$—	$—

Funded status	$2,365	$(16,229)	$(21,576)	$(21,962)
Unrecognized actuarial gain	(14,670)	—	(11,447)	—
Unrecognized prior service cost	1,481	—	—	—

Net amount recognized	$(10,824)	$(16,229)	$(33,023)	$(21,962)

Amounts recognized in consolidated balance sheets consists of:
Prepaid pension cost	$—	$630	$—	$—
Accrued benefit liability	(10,824)	(16,859)	(33,023)	(21,962)

Net amount recognized	$(10,824)	$(16,229)	$(33,023)	$(21,962)

Weighted average assumptions at balance sheet date:
Discount rates	8.00%	7.25%	8.00%	7.25%
Rate of return on assets	10.00%	10.00%	—	—
Rate of compensations increases	4.25%	4.25%	—	—

        The assumed health care cost trend rate used in measuring the accumulated post retirement benefit obligation for 2000 was 8.25% decreasing gradually over 18 years to an ultimate trend rate of

5.0%. The assumed health care cost trend rate used in measuring the accumulated post retirement benefit obligation for 2001 was 9.0% decreasing gradually over 8 years to an ultimate trend rate of 5%. A one percentage point increase in the assumed health care cost rate for each year would increase the accumulated postretirement benefit obligation by approximately 12% as of September 29, 2001 and the net postretirement benefit costs by approximately 19% for the year ended September 29, 2001. A one percentage point decrease in the assumed health care cost rate for each year would decrease the accumulated postretirement benefit obligation by approximately 11% as of September 29, 2001 and the net postretirement benefit costs by approximately 16% for the year ended September 29, 2001.

        The components of the net periodic benefits costs for all U.S. defined benefit plans for the years ended October 2, 1999, September 30, 2000 and September 29, 2001 are summarized below:

	Pension			Postretirement
	Predecessor			Predecessor
	1999	2000	2001	1999	2000	2001
Service cost	$3,239	$2,949	$2,339	$1,317	$847	$682
Interest cost	4,191	4,427	4,877	1,820	1,572	1,682
Gain on plan curtailment	(3,308)	—	—	—	—	—
Special termination benefits	1,347	—	—	1,002	827	—
Expected return on plan assets	(4,469)	(5,377)	(6,291)	—	—	—
Net amortization and deferral	—	1,121	(360)	—	(443)	(446)

	$1,000	$3,120	$565	$4,139	$2,803	$1,918

        During the year ended October 2, 1999, in an effort to reduce operating costs at its Shady Grove Facility, the Predecessor involuntarily terminated or offered special one-time early retirement benefits to approximately 220 employees. These actions, together with other voluntary terminations, resulted in a curtailment gain of $3,308 which was recognized in net periodic pension costs for the year ended October 2, 1999. Special early retirement benefits resulted in net periodic benefit costs of $2,349 and $827 for the years ended October 2, 1999 and September 30, 2000, respectively.

        The Company also sponsors defined benefit pension plans which cover substantially all of its foreign employees. The following tables provide reconciliations of the changes in benefit obligations and plan assets for the years ended September 30, 2000 and September 29, 2001 and the funded status of the plans as of September 30, 2000 and September 29, 2001.

	Predecessor 2000	Company 2001
Change in benefit obligation:
Benefit obligation at beginning of year	$49,166	$37,522
Service cost	1,097	1,045
Interest	2,475	2,400
Actuarial (gain) loss	(7,450)	(62)
Benefits paid	(2,179)	(898)
Impact of translation of foreign currency	(5,587)	618

Benefit obligation at end of year	$37,522	$40,625

Change in plan assets:
Fair value of plan assets at beginning of year	$28,043	$26,633
Actual return on plan assets	1,852	(5,937)
Employer contributions	2,275	1,701
Benefits paid	(2,179)	(871)
Impact of translation of foreign currency	(3,358)	2,639

Fair value of plan assets at end of year	$26,633	$24,165

Funded status	$(10,889)	$(16,459)
Unrecognized actuarial loss	260	—

Net amount recognized	$(10,629)	$(16,459)

Amounts recognized in consolidated statements balance sheets consists of:
Accrued benefit liability	$(10,889)	$(16,459)
Accumulated other comprehensive income	260	—

Net amount recognized	$(10,629)	$(16,459)

Weighted average assumptions at balance sheet date:
Discount rates	5.00% to 6.50%	6.00% to 6.50%
Rate of return on assets	6.00%	7.00%
Rate of compensation increases	2.25% to 3.75%	2.00% to 3.75%

        The components of the net periodic pension costs for all foreign defined benefit plans for the years ended October 2, 1999, September 30, 2000 and September 29, 2001 are summarized below:

	Predecessor
	1999	2000	2001
Service cost	$1,759	$1,040	$872
Interest cost	2,280	2,332	2,400
Expected return on assets	(2,182)	(1,735)	(2,018)
Net amortization and deferral	1,626	—	(25)

	$3,483	$1,637	$1,229

        Assets of domestic and foreign defined benefit plans consist principally of investments in equity securities, debt securities, and cash equivalents.

        The Company also has a defined contribution plan covering substantially all of its U.S. employees. Eligible employees may contribute a portion of their base compensation to the plan and their contributions are matched by the Company at rates specified in the Plan documents. Employer contributions for the years ended October 2, 1999, September 30, 2000 and September 29, 2001 were approximately $1,708, $1,496 and $1,340, respectively.

(15) Income Taxes

        Prior to January 1, 2001, a significant portion of the Predecessor's business was operated as a limited liability company organized under the laws of Delaware. The limited liability company was treated as a partnership for income tax purposes, therefore, the taxable income was allocated to the equity holders who were responsible for U.S. income taxes on such taxable income. Accordingly, earnings prior to January 1, 2001 of the Predecessor's U.S. mobile hydraulic crane and aerial work platform business, as well as, earnings from it foreign subsidiaries were not directly subject to U.S. income taxes.

        Prior to January 1, 2001, provisions for income taxes were limited to foreign taxes with respect to earnings of the Predecessor's foreign subsidiaries and U.S. Federal, state and local income taxes with respect to the earnings of the Predecessor's truck-mounted crane business.

        After January 1, 2001, the Predecessor made an election for the limited liability company to be treated as a C-Corporation for U.S. income tax purposes. Accordingly, earnings after January 1, 2001 are directly subject to U.S. income taxes. Effective with the election, the Predecessor estimated its net deferred tax assets to be $33,165 for which management concluded a complete valuation allowance was required.

        During the period from January 1, 2001 to September 29, 2001, the Predecessor estimated that its deferred tax assets in the U.S. increased by $5,919 prior to the impacts of the reorganization and "fresh-start" reporting described in note 2 to the consolidated financial statements.

        For U. S. income tax purposes, the reorganization qualified as a taxable asset sale between SGPA and the Company. As a result, the Company's tax basis in its assets is based on their fair market value as of the reorganization date. The extraordinary gain recognized for financial reporting purposes was excluded from taxable income due to the bankruptcy filing and the associated provisions in the U.S. tax law.

        Domestic and foreign income (loss) before income taxes, extraordinary gain and cumulative effect of a change in accounting principle were as follows for the years ended October 2, 1999, September 30, 2000 and September 29, 2001:

	Predecessor
	1999	2000	2001
United States	$(33,588)	$(116,580)	$(70,497)
Other countries	(526)	3,554	4,780

	$(34,114)	$(113,026)	$(65,717)

        The expense (benefit) for income taxes consisted of the following for the for the years ended October 2, 1999, September 30, 2000 and September 29, 2001:

	Predecessor
	1999	2000	2001
Current:
United States, state and local	$1,110	$2,064	$(574)
Other countries	1,745	4,495	1,161

	2,855	6,559	587

Deferred:
United States, state and local	1,702	469	(264)
Other countries	978	(773)	(63)

	2,680	(304)	(327)

	$5,535	$6,255	$260

        Income taxes of $2,925, $4,086 and $3,477 were paid for the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively.

        Significant components of deferred tax assets (liabilities) are as follows as of September 30, 2000 and September 29, 2001:

	Predecessor 2000	Company 2001
Allowance for doubtful accounts	$141	$24
Inventory valuation	184	(1,339)
Accrued expenses	2,944	1,186
Property, plant and equipment	(3,370)	905
Other	30	95

Total deferred tax asset (liability)	$(71)	$871

(16) Leases

        The Company and its subsidiaries lease office space, machinery and other equipment under noncancelable operating and capital leases with varying terms, some of which contain renewal and/or purchase options.

        The following is a schedule of future minimum lease payments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year:

	Operating	Capital
2002	$2,200	$1,301
2003	1,707	1,274
2004	1,359	994
2005	387	1,013
2006	142	742
Thereafter	108	53

Future minimum lease payments	$5,903	5,377

Less portion representing interest		660
Less current portion of capital lease obligations		1,301

Long-term portion of capital lease obligations		$3,416

        Rental expense associated with operating leases was approximately $4,977, $5,905 and $5,152 for the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment.

(17) Derivative Financial Instruments

        A summary of the Company's hedging strategies and outstanding derivative instruments are as follows:

  (a)    Interest Rate Risk

        The Company assesses interest rate cash flow risk by monitoring changes in interest rate exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. At September 30, 2001, the Company has approximately $140 million of variable rate borrowings under its bank credit facility.

        As of September 29, 2001, the Company is not party to any instruments which hedge the Company's exposure to future changes in variable interest rates.

  (b)    Foreign Currency Risk

        The Company has foreign operations in the U.K., France, Germany and Australia. Therefore, its earnings, cash flows and financial position are exposed to foreign currency risk. In addition, the U.S. company regularly purchases mobile hydraulic cranes from its German factory to meet the demand of its U.S. customers. In order to maintain profit margins the Company will purchase forward currency contracts and options at date of commitment to hedge Deutsche mark payment obligations. At September 30, 2000, the Predecessor had $15.5 million in outstanding forward contracts to purchase Deutsche marks with gross unrealized losses of approximately $1.7 million. The contracts settled within 90 days and were accounted for as hedges under SFAS 133. Of the unrealized losses at September 30, 2000, $992 was included in the determination of other comprehensive loss for those forward contracts related to forecasted transactions or completed transactions whereby the cranes were still in inventory at September 30, 2000. The remaining unrealized losses at September 30, 2000, related to hedges of Deutsche Mark payable obligations, were included in earnings for the period. The amount in other comprehensive loss were realized in earnings upon completion of the sale of the related inventory.

        At September 29, 2001, the Company's German subsidiary has entered into forward contracts to sell approximately $18,000 of British pounds, Australian dollars, and U.S. dollars, in the aggregate, which will be received from customers upon the collection of receivables. The contracts have an unrealized gain of $408 which the Predecessor has included in the consolidated statement of operations for the year ended September 29, 2001.

(18) Other Commitments and Contingencies

        Legal—The Company is involved in various lawsuits and administrative proceedings arising in the ordinary course of business. These matters primarily involve claims for damages arising out of the use of the Company's products as well as employment matters and commercial disputes. Some of these lawsuits include claims for punitive as well as compensatory damages. The Company is insured for product liability and workers' compensation claims for amounts in excess of established deductibles and accrues for the estimated liability up to the limits of the deductibles. The Company accrues for all other claims and lawsuits on a case-by-case basis. The Company's estimate of the undiscounted costs associated with legal and environmental exposures is accrued if, in management's judgment, the likelihood of a loss is probable. The Company's policy is to also accrue the probable legal costs to be incurred in defending the Company against such claims. The Predecessor has followed this policy during each of the periods in the three-year period ended September 30, 2001, with respect to all investigations, claims and litigation. Insurance recoveries for environmental and certain general liability claims are not recognized until realized.

        In the opinion of management, while the ultimate results of lawsuits or other proceedings against the Company cannot be predicted with certainty, the amounts accrued for awards or assessments in connection with these matters are adequate and, accordingly, management believes that the ultimate resolution of these matters will not have a material effect on the Company. As of September 30, 2001, the Company had no known probable but inestimable exposures that could have a material effect on the Company.

        Product liability and workers' compensation—Hanson, on behalf of the Predecessor, purchased an insurance policy which effectively indemnifies the Company against North American product liability and workers' compensation claims arising prior to October 1, 1997 up to an aggregate loss limit of $85,000. Losses in excess of that amount, if any, are the responsibility of the Company. For product liability claims arising on or after October 1, 1997, the Company is self-insured for losses up to $2,000 per occurrence, with a $15,000 annual aggregate loss limit. For workers' compensation claims arising on or after such date, the Company is self-insured for losses up to $250 per occurrence with a $1,000 annual aggregate loss limit. Losses over the loss limits are covered by umbrella insurance coverage up to $100,000. The Company accrues a reserve for the estimated amount of claims which will be self-insured. The estimates are provided by a third party actuary based upon historical trends. The reserve for claims includes estimates of legal and administrative costs to be incurred.

        Environmental matters—The Company is also involved in lawsuits and administrative proceedings with respect to claims involving the discharge of hazardous substances into the environment. Certain of these claims assert damages and liability for remedial investigations and cleanup costs with respect to sites at which the Company has been identified as a potentially responsible party under federal and state environmental laws and regulations (off-site). Other matters involve sites that the Company currently owns and operates or has previously sold (on-site). For off-site claims, the Company makes an assessment of the costs involved based on environmental studies, prior experience at similar sites, and the experience of other named parties. The Company also considers the ability of other parties to share costs, the percentage of the Company's exposure relative to all other parties, and the effects of inflation on these estimated costs. For on-site matters associated with properties currently owned, the Company makes an assessment as to whether an investigation and remediation effort is necessary and estimates other potential costs associated with the site.

        Other—The Company provides guarantees of residual value to third party financing companies in support of certain customers' financing arrangements. These guarantees generally are only exercisable should the Company's customer default on their financing agreements. The Company does not expect to incur losses under these guarantees. Exercises of these guarantees have not been significant for the periods in the three years ended September 30, 2001. Aggregate residual value guarantees were approximately $37,000 at September 30, 2001.

(19) Other Information

        Information with respect to the Predecessor's and the Company's domestic and foreign operations is as follows:

	Predecessor
	1999	2000	2001
Net sales:
Generated by domestic operations	$570,791	$615,156	$439,508
Generated by foreign operations	319,008	372,596	365,759
Elimination of intercompany sales	(100,906)	(141,802)	(87,683)

	$788,893	$845,950	$717,584

	Predecessor 2000	Company 2001
Property, plant and equipment:
Held by domestic operations	$106,488	$91,797
Held by foreign operations	63,532	46,313

	$170,020	$138,110

GROVE INVESTORS INC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands of dollars, except per share amounts)

	September 29, 2001 *	March 31, 2002
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,551	$11,822
Cash restricted as to use	388	155
Trade receivables, net	132,201	107,454
Notes receivable	12,668	11,966
Inventories	168,451	163,256
Prepaid expenses and other current assets	4,601	1,346

Total current assets	331,860	295,999
Property, plant and equipment, net	138,110	127,999
Reorganization value in excess of amounts allocated to identifiable assets	36,576	37,256
Other assets	11,292	5,479

	$517,838	$466,733

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$15,000	$15,000
Short-term borrowings	14,801	13,691
Accounts payable	64,617	51,006
Accrued expenses and other current liabilities	68,402	56,402

Total current liabilities	162,820	136,099
Deferred revenue	21,201	18,318
Long-term debt	160,800	159,687
Other liabilities	78,017	81,567

Total liabilities	422,838	395,671

Stockholders' equity:
Preferred stock, par value $1 per share; 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, par value $1 per share; 10,000,000 shares authorized, 5,000,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	90,000	92,800
Unearned stock compensation	—	(4,180)
Accumulated deficit	—	(17,837)
Accumulated other comprehensive income	—	(4,721)

Total stockholders' equity	95,000	71,062

	$517,838	$466,733

*
Amounts have been derived from the Company's audited consolidated balance sheet.

See accompanying notes to condensed consolidated financial statements.

GROVE INVESTORS INC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

For the three and six months ended March 31, 2001 and March 30, 2002

(unaudited and in thousands)

	Three Months Ended		Six Months Ended
	March 31, 2001	March 30, 2002	March 31, 2001	March 30, 2002
	Predecessor	Company	Predecessor	Company
Net sales	$198,807	$133,548	$372,191	$263,269
Write-off of amounts assigned to inventory and other assets in excess of historical cost	—	—	—	14,458
Cost of goods sold	172,100	110,950	321,304	220,078

Gross profit	26,707	22,598	50,887	28,733
Selling, engineering, general and administrative expenses	26,274	20,055	48,030	38,560
Amortization of goodwill	1,415	—	2,814	—
Restructuring charges	808	680	2,439	680
Reorganization costs	1,000	—	1,000	—

Income (loss) from operations	(2,790)	1,863	(3,396)	(10,507)
Interest expense, net	(15,816)	(4,437)	(33,867)	(7,296)
Other expense, net	(508)	(675)	(15)	(34)

Loss before income taxes	(19,114)	(3,249)	(37,278)	(17,837)
Provision for income taxes	815	—	1,415	—

Net loss	$(19,929)	$(3,249)	$(38,693)	$(17,837)

See accompanying notes to condensed consolidated financial statements.

GROVE INVESTORS INC AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

For the three and six months ended March 31, 2001 and March 30, 2002

(unaudited and in thousands)

	Three Months Ended		Six Months Ended
	March 31 2001	March 30, 2002	March 31, 2001	March 30, 2002
	Predecessor	Company	Predecessor	Company
Net loss	$(19,929)	$(3,249)	$(38,693)	$(17,837)
Recognition of loss on cash flow hedges of forecasted foreign currency transactions through charge to earnings	(992)	—	—	—
Change in foreign currency translation adjustment	11,203	(3,601)	12,476	(4,721)

Comprehensive loss	$(9,718)	$(6,850)	$(26,217)	$(22,558)

See accompanying notes to condensed consolidated financial statements.

GROVE INVESTORS INC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended March 31, 2001 and March 30, 2002

(unaudited and in thousands)

	Six Months Ended
	March 31, 2001	March 30, 2002
	Predecessor	Company
Cash flows from operating activities:
Net loss	$(38,693)	$(17,837)
Adjustments to reconcile to net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	7,495	6,863
Depreciation of equipment held for rent	2,296	1,484
Write-off of amounts assigned to inventory and other assets in excess of historical cost	—	14,458
Amortization of bond discount	—	520
Amortization of deferred financing costs	1,023	—
Interest on senior debentures	4,874	—
Accretion of interest on senior discount debentures	3,654	—
Changes in operating assets and liabilities:
Trade receivables, net	15,712	24,846
Notes receivable	(9,562)	702
Inventories	7,832	(5,606)
Trade accounts payable	(7,431)	(12,021)
Other assets and liabilities, net	(7,109)	(9,595)

Net cash provided by (used in) operating activities	(19,909)	3,814

Cash flows from investing activities:
Additions to property, plant and equipment	(5,306)	(742)
Proceeds from disposals of plant and equipment	—	1,633
Investment in equipment held for rent	(1,447)	(3,956)

Net cash used in investing activities	(6,753)	(3,065)

Cash flows from financing activities:
Net short-term borrowings (repayments)	(5,539)	(569)
Borrowings (repayments) of long-term debt, net	18,257	(1,633)
Other	—	(357)

Net cash provided by (used in) financing activities	12,718	(2,559)

Effect of exchange rate changes on cash	204	81

Net change in cash and cash equivalents	(13,740)	(1,729)
Cash and cash equivalents, beginning of period	19,070	13,551

Cash and cash equivalents, end of period	$5,330	$11,822

See accompanying notes to condensed consolidated financial statements.

GROVE INVESTORS INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(unaudited and in thousands)

(1)
Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, these financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, the unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations.

        Interim results for the six-month period ended March 30, 2002 are not necessarily indicative of the results that may be expected for a full fiscal year. For further information, refer to the consolidated financial statements and notes for the year ended September 29, 2001, included elsewhere herein.

(2)
Plan of Reorganization and Basis of Presentation

        From its inception in 1998 through December 31, 2000, Grove Investors LLC was a limited liability company which owned all the member's interest of Grove Holdings LLC. Grove Holdings LLC was a single member limited liability company which owned all of the member's interests of Grove Worldwide LLC. Effective January 1, 2001, Grove Investors LLC ("Grove Investors") was converted from a limited liability company to a C-corporation.

        Prior to filing its petition for protection under United States Bankruptcy Code, Grove Investors changed its name to SGPA, Inc. ("SGPA" or the "Predecessor"). On May 7, 2001, SGPA filed a pre-negotiated Plan of Reorganization (the "Plan") for SGPA and each of its domestic subsidiaries pursuant to Chapter 11 of United States Bankruptcy Code with the United States Bankruptcy Court for the Middle-district of Pennsylvania (the "Bankruptcy Court"). The Bankruptcy Court confirmed the Plan on September 14, 2001 and the Plan was consummated on September 25, 2001. For reporting purposes, the inception date for the reorganized company was as of the close of business on September 29, 2001.

        In connection with the Plan, Grove Investors, Inc. (the "Company") was formed under the laws of the State of Delaware, and in turn formed a wholly owned subsidiary, Grove Holdings, Inc. ("Holdings"), which in turn formed a wholly owned subsidiary, Grove Worldwide, Inc. ("Worldwide"). On September 25, 2001, Worldwide acquired SGPA, and Grove Holding LLC and Grove Worldwide LLC were merged into Worldwide. The Company executed, among other things, the following elements of the Plan:

  •
  Holders of amounts outstanding under the Predecessor's bank credit facility of approximately $224,000, including accrued interest, were issued (i) $125,000 in senior secured notes, (ii) debentures, with a face value of $45,000 and an estimated fair value of $35,800, and (iii) four million shares of the Company's common stock.

  •
  Holders of approximately $236,000 of the Predecessor's 9.25% senior subordinated notes, including accrued interest, were issued (i) one million shares of the Company's common stock, (ii) Series A warrants with a seven-year term giving the holder the right to acquire an aggregate of 277,778 shares of the Company's common stock at an exercise price of approximately $19.20 per share and (iii) Series B warrants with a seven-year term giving the holder the right to acquire an aggregate of 277,778 shares of the Company's common stock at $24.20 per share.

  •
  Holders of approximately $70,000 of the Predecessor's 11.625% senior discount debentures, including accrued interest, approximately $73,000 of 14.5% senior debentures, including accrued interest, and the equity holders of the Predecessor did not receive any consideration under the Plan and their claims were discharged.

  •
  Holders of all pre-petition unsecured trade obligations of the Predecessor were paid in full.

        The estimated fair value of the Series A and Series B warrants were approximately $2,000 and $1,800, respectively. Such amounts have been included in additional paid-in capital in the consolidated balance sheet as of September 29, 2001.

        In connection with the Bankruptcy filing, the Predecessor's bank group provided a $35 million Debtor-in-Possession facility for use by the Predecessor during Bankruptcy which was converted into a Revolving Credit Facility upon emergence from reorganization.

        The Plan contemplated that 250,000 shares of the Company's common stock which were distributed to holders of the Predecessor's bank credit facility will be given to management. In January of 2002, the Company issued 200,000 shares under a restricted stock plan that vests ratably over five years. The Company intends to issue the remaining 50,000 shares in the third quarter. In addition, the Company has establish a stock option plan providing for the issuance of up to 263,158 options to management to purchase Investors' common stock at the reorganization date fair market value. In January 2002, all the stock options were issued to members of management.

        The reorganization value of the Company of approximately $286 million, ratified in the bankruptcy proceeding, was determined with the assistance of a financial advisor. The advisor (i) reviewed certain historical financial information for recent years and interim periods; (ii) reviewed certain internal financial and operating data, including five-year financial projections, prepared and provided by management; (iii) met with certain members of senior management to discuss the Company's operations and future prospects; (iv) reviewed publicly available financial data and considered the market value of public companies which the financial advisor deemed generally comparable to the operating business of the Company; (v) considered certain economic and industry information relevant to the operating businesses; and (vi) conducted such other studies, analyses, inquiries, and investigations as they deemed appropriate. Based upon the foregoing, the financial advisor developed a range of values for the Company. In addition to relying on management's projections, the reorganization valuation analysis made a number of assumptions including, but not limited to, a successful and timely reorganization of the Company's capital structure.

        The consolidated financial statements following the reorganization reflect accounting principles set forth in the American Institute of Certified Public Accountants Statement of Position ("SOP") 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. This statement provides guidance for financial reporting by entities that have filed voluntary petitions for relief under and have reorganized in accordance with the United States Bankruptcy Code. As such, the Company has adopted "fresh-start" reporting as of September 29, 2001, in the preparation of the accompanying consolidated balance sheet because holders of the equity interest in SGPA immediately before filing and confirmation of the Plan hold less than 50% of the equity interest in Investors and because SGPA's reorganization value is less than its post-petition liabilities and allowed claims. SGPA's emergence from Chapter 11 proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit as of September 29, 2001. As discussed further in note 2 to the consolidated financial statements, the assets and liabilities of the Company were restated as of September 29, 2001, in accordance with SOP 90-7. Thus, the Company's consolidated financial statements for periods prior to September 29, 2001 are not comparable to consolidated financial statements as of or subsequent to September 29, 2001.

        The difference between the Company's reorganization value and the fair value of the Company's assets and liabilities resulted in the recording of a reorganization value in excess of amounts allocated to identifiable assets of $36,576 as of September 29, 2001.

        The consolidated balance sheet prepared as of September 29, 2001, discussed below, illustrates the effect of the Plan and the impact of implementing "fresh-start" reporting. The adjustments present the (i) Company's reorganized capital structure, including its new credit agreement and debentures; (ii) effect of canceling the senior subordinated debentures, senior discount debentures and senior debentures and the related accrued interest and deferred financing costs; (iii) elimination of the accumulated deficit and comprehensive loss; (iv) write-up of inventory to approximate fair market value; (v) adjustment of the pension and post-retirement benefit liabilities to reflect fair market value; and (vi) certain other adjustments to adopt SOP 90-7.

        The Company's allocation of the reorganization value is preliminary. The Company is in the process of obtaining appraisals of certain of its tangible and intangible assets. Accordingly, adjustments may be necessary to property, plant, and equipment, other assets, deferred taxes and reorganization value in excess of amounts allocated to identifiable assets once such appraisals are complete.

        The effects of the Plan on the Company's consolidated balance sheet, including debt extinguishments, refinancing and fresh-start adjustments are as follows:

	Predecessor September 29, 2001	Effect of Plan of Reorganization	Fresh Start Adjustments	Company September 29, 2001
Assets
Current assets:
Cash and cash equivalents	$13,551	$—	$—	$13,551
Cash restricted as to its use	388	—	—	388
Trade receivables, net	132,201	—	—	132,201
Notes recievable	12,668	—	—	12,668
Inventories	157,416	—	11,035	168,451
Prepaid expenses and other current assets	4,601	—	—	4,601

Total current assets	320,825	—	11,035	331,860
Property, plant and equipment, net	138,110	—	—	138,110
Goodwill/reorganization value in excess of amounts allocated to identifiable assets	200,761	—	(164,185)	36,576
Other assets	21,479	(12,223)	2,036	11,292

	$681,175	$(12,223)	$(151,114)	$517,838

Liabilities and Stockholder's Equity
Current liabilities:
Current maturities of long-term debt	$15,000	$—	$—	$15,000
Short-term borrowings	14,801	—	—	14,801
Accounts payable	64,617	—	—	64,617
Accrued expenses and other current liabilities	68,402	—	—	68,402

Total current liabilties	162,820	—	—	162,820
Pre-petition debt	602,964	(602,964)	—	—
Deferred revenue	21,201	—	—	21,201
Long-term debt	—	160,800	—	160,800
Other liabilties	103,642	—	(25,625)	78,017

Total liabilities	890,627	(442,164)	(25,625)	422,838

Stockholder's equity:
Common stock	—	5,000	—	5,000
Additional paid-in capital	—	90,000	—	90,000
Invested capital	75,000	—	(75,000)	—
Notes receivable from members	(509)	509	—	—
Accumulated deficit	(254,269)	334,432	(80,163)	—
Accumulated other comprehensive income (loss)	(29,674)	—	29,674	—

Total stockholder's equity	(209,452)	429,941	(125,489)	95,000

	$681,175	$(12,223)	$(151,114)	$517,838

(3)
Inventory

        Inventories consist of the following as of September 29, 2001 and March 30, 2002:

	September 29, 2001	March 30, 2002
Raw materials	$61,234	$44,162
Work in process	44,141	44,001
Finished goods	63,076	75,093

	$168,451	$163,256

        Inventories are valued at the lower of cost or market, as determined primarily under the first-in, first-out method.

        In connection with "fresh-start" reporting, the Company assigned $11,035 of the reorganization value to work in process and finished goods inventories in excess of their historical carrying value. The Company also assigned $3,423 of the reorganization value to an intangible asset representing the fair value of its backlog. Such amounts were charged to costs of goods sold during the three months ending December 29, 2001.

(4)
Income Taxes

        Prior to January 1, 2001, a significant portion of the Predecessor's business was operated as a limited liability company organized under the laws of Delaware. The limited liability company was treated as a partnership for income tax purposes, therefore, the taxable income was allocated to the equity holders who were responsible for U.S. income taxes on such taxable income. Accordingly, earnings prior to January 1, 2001 of the Predecessor's U.S. mobile hydraulic crane and aerial work platform business, as well as earnings from its foreign subsidiaries were not directly subject to U.S. income taxes.

        Prior to January 1, 2001, provisions for income taxes were limited to foreign taxes with respect to earnings of the Predecessor's foreign subsidiaries and U.S. Federal, state and local income taxes with respect to the earnings of the Predecessor's truck-mounted crane business.

        After January 1, 2001, the Predecessor made an election for the limited liability company to be treated as a C-Corporation for U.S. income tax purposes. Accordingly, earnings after January 1, 2001 are directly subject to U.S. income taxes. Effective with the election, the Predecessor estimated its net deferred tax assets to be $33,165 for which management concluded a complete valuation allowance was required.

        As a new company formed in connection with the Plan, Grove Investors, Inc. has no taxable earnings history. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", the Company has not recorded the income tax benefit of operating losses incurred for the six months ended March 30, 2002.

(5)
Derivative Financial Instruments

        A summary of the Company's hedging strategies and outstanding derivative instruments are as follows:

  (a)
  Interest Rate Risk

    The Company assesses interest rate cash flow risk by monitoring changes in interest rate exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. At March 30, 2002, the Company has approximately $138 million of variable rate borrowings under its bank credit facility.

    As of March 30, 2002, the Company is not party to any instruments which hedge the Company's exposure to future changes in variable interest rates.

  (b)
  Foreign Currency Risk

    The Company has foreign operations in the U.K., France, Germany and Australia. Therefore, its earnings, cash flows and financial position are exposed to foreign currency risk. In addition, the U.S. company regularly purchases mobile hydraulic cranes from its German factory to meet the demand of its U.S. customers. In order to maintain profit margins the Company will purchase forward currency contracts and options at date of commitment to hedge payment obligations.

    At March 30, 2002, the Company's German subsidiary had entered into forward contracts to sell Euros, Japanese Yen and U.S. dollars with an aggregate notional amount of $17 million. The contracts have an unrealized loss of $11 which the Company has included in the consolidated statement of operations for the six months ended March 30, 2002.

(6)
Reorganization Value In Excess Of Amounts Allocated To Identifiable Assets

        In accordance with SFAS No. 142 "Goodwill And Other Intangible Assets", the $36,576 of reorganization value in excess of amounts allocated to identifiable assets was not amortized in the three and six month period ended March 30, 2002. The following table reconciles the previously reported net loss as if the provisions of SFAS No. 142 were in effect during Fiscal 2001:

	Three Months Ended		Six Months Ended
	March 31, 2001 Predecessor	March 30, 2002 Company	March 31 2001 Predecessor	March 30 2002 Company
Net loss as reported	$(19,929)	(3,249)	$(38,693)	(17,837)
Add: Goodwill amortization	1,415	—	2,814	—

Adjusted net loss	$(18,514)	$(3,249)	$(35,879)	$(17,837)

ANNEX A

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
GROVE INVESTORS, INC.,
THE MANITOWOC COMPANY, INC.
AND
GIRAFFE ACQUISITION, INC.
March 18, 2002

ARTICLE I	THE MERGER; EFFECTIVE TIME; CLOSING	A-1
1.1	The Merger	A-1
1.2	Effective Time	A-1
1.3	Closing.	A-1
ARTICLE II	CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION	A-2
2.1	Certificate of Incorporation	A-2
2.2	By-laws.	A-2
ARTICLE III	DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION	A-2
3.1	Directors	A-2
3.2	Officers.	A-2
ARTICLE IV	MERGER CONSIDERATION; CONVERSION OF SHARES	A-2
4.1	Merger Consideration	A-2
4.2	Exchange of Certificates	A-3
4.3	Options and Restricted Stock	A-5
4.4	Stock Transfer Books	A-6
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-6
5.1	Organization	A-6
5.2	Authorization; Validity of Agreement	A-7
5.3	Capitalization	A-7
5.4	Consents and Approvals; No Violations	A-7
5.5	Financial Statements	A-8
5.6	No Undisclosed Liabilities; Borrowed Money Indebtedness	A-8
5.7	Absence of Certain Changes	A-8
5.8	Employee Benefit Plans; ERISA	A-9
5.9	Litigation	A-10
5.10	No Default; Compliance with Applicable Laws	A-10
5.11	Taxes	A-10
5.12	Personal Property	A-11
5.13	Intellectual Property	A-11
5.14	Environmental Laws and Regulations	A-12
5.15	Contracts	A-13
5.16	Real Property	A-14
5.17	Labor Matters	A-14
5.18	Required Vote of Company Stockholders	A-14
5.19	Registration Statement; Proxy Statement/Prospectus	A-15
5.20	Reorganization	A-15
5.21	Insurance	A-15
5.22	Product Matters	A-15
5.23	Brokers or Finders	A-15
ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB	A-16
6.1	Organization	A-16
6.2	Authorization; Validity of Agreement	A-16
6.3	Capitalization	A-16

i

6.4	Consents and Approvals; No Violations	A-17
6.5	Reports	A-18
6.6	No Undisclosed Liabilities	A-18
6.7	Absence of Certain Changes	A-18
6.8	Litigation	A-19
6.9	No Default; Compliance with Applicable Laws	A-19
6.10	Environmental Laws and Regulations	A-19
6.11	Contracts	A-19
6.12	Registration Statement; Proxy Statement/Prospectus	A-20
6.13	Merger Sub's Operations	A-20
6.14	Reorganization	A-20
6.15	Required Vote of Acquiror	A-20
6.16	Financing	A-20
6.17	Brokers or Finders	A-20
ARTICLE VII	COVENANTS RELATING TO THE CONDUCT OF BUSINESS OF THE COMPANY	A-20
7.1	Interim Operations of the Company	A-20
ARTICLE VIII	COVENANTS RELATING TO CONDUCT OF BUSINESS OF ACQUIROR	A-22
8.1	Interim Operations of Acquiror	A-22
ARTICLE IX	ADDITIONAL AGREEMENTS	A-23
9.1	Access and Information; Confidentiality	A-23
9.2	Meeting of Stockholders	A-23
9.3	Registration Statement; Proxy Statement	A-24
9.4	Appropriate Action; Consents; Filings	A-24
9.5	Public Announcements	A-25
9.6	Stock Exchange Listing	A-26
9.7	Employee Benefit Plans	A-26
9.8	Indemnification of Directors and Officers; Directors & Officers Insurance	A-26
9.9	Event Notices	A-27
9.10	Conveyance Taxes	A-28
9.11	No Solicitation	A-28
9.12	Affiliates	A-29
9.13	No Implied Representations or Warranties; Investigation	A-29
9.14	Tax-Free Merger	A-30
9.15	Lenders Consent	A-30
ARTICLE X	CLOSING CONDITIONS	A-30
10.1	Conditions to Obligations of Each Party Under This Agreement	A-30
10.2	Additional Conditions to Obligations of the Acquiror Companies	A-31
10.3	Additional Conditions to Obligations of the Company	A-31
ARTICLE XI	TERMINATION, AMENDMENT AND EXPENSES	A-32
11.1	Termination	A-32
11.2	Effect of Termination	A-33
11.3	Amendment	A-33
11.4	Waiver	A-34
11.5	Fees and Expenses	A-34
ARTICLE XII	GENERAL PROVISIONS	A-35
12.1	Interpretation	A-35

ii

12.2	Termination of Representations and Warranties	A-36
12.3	Notices	A-36
12.4	Headings	A-37
12.5	Severability	A-37
12.6	Entire Agreement	A-37
12.7	Assignment	A-37
12.8	Parties in Interest	A-37
12.9	Failure or Indulgence Not Waiver; Remedies Cumulative	A-37
12.10	Governing Law	A-37
12.11	Counterparts	A-38
Exhibit A	Form of Affiliate Letter
Exhibit B	Form of Registration Rights Agreement

iii

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 18, 2002, by and among Grove Investors, Inc., a Delaware corporation (the "Company"), The Manitowoc Company, Inc., a Wisconsin corporation ("Acquiror"), and Giraffe Acquisition, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror ("Merger Sub").

        WHEREAS, the boards of directors of the Company, Acquiror and Merger Sub each have determined that it is advisable and in the best interests of their respective companies and stockholders to enter into a business combination by means of the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein;

        WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

        WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
THE MERGER; EFFECTIVE TIME; CLOSING

        1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time (as defined herein), Merger Sub and the Company shall consummate the Merger in which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation (the "Surviving Corporation") in the Merger and shall be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, and the Surviving Corporation shall succeed to and assume all of the rights and obligations of Merger Sub. The Merger shall have the effects set forth in the DGCL.

        1.2    Effective Time.    Merger Sub and the Company shall cause a certificate of merger (the "Certificate of Merger") to be filed on the Closing Date (as defined herein) (or on such other date as the Company and Acquiror may agree in writing) with the Secretary of State of the State of Delaware as provided in the DGCL, and shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time as is specified in the Certificate of Merger (such time being, the "Effective Time").

        1.3    Closing.    The closing of the Merger (the "Closing") shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois), 333 West Wacker Drive, Chicago, Illinois at 10:00 a.m., local time, on the second business day following the date on which the last of the conditions set forth in Article X hereof shall be fulfilled or waived in accordance with this Agreement (other than conditions that can only be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or (b) at such other place, time and date as the Company and Acquiror may agree in writing (the date of the Closing being, the "Closing Date").

ARTICLE II
CERTIFICATE OF INCORPORATION AND BY-LAWS
OF THE SURVIVING CORPORATION

        2.1    Certificate of Incorporation.    The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the "Certificate of Incorporation") until further amended in accordance with its terms and as provided by applicable Law (as defined herein), except that, as of the Effective Time, Article 1 of such Certificate of Incorporation shall be amended to read as follows: "The name of the Corporation is Grove Investors, Inc.".

        2.2    By-laws.    The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the "By-laws") until amended in accordance with their terms and as provided by applicable Law, except that, as of the Effective Time, such By-laws shall be amended as necessary to reflect that the name of the Corporation is "Grove Investors, Inc.".

ARTICLE III
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

        3.1    Directors.    The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws.

        3.2    Officers.    The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws.

ARTICLE IV
MERGER CONSIDERATION;
CONVERSION OF SHARES

        4.1    Merger Consideration.    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror or Merger Sub or the holders of any outstanding shares of capital stock of the Company or Merger Sub:

          (a)    Conversion of Common Stock.    Subject to the provisions of this Article IV, each share of common stock of the Company, par value $1.00 per share (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (excluding shares of Company Common Stock to be cancelled pursuant to Section 4.1(c) and any Dissenting Shares (as defined below)) shall be converted into the right to receive, from Acquiror a number of validly issued, fully paid and nonassessable, subject to Section 180.0622(2)(b) of the Wisconsin Business Corporation Law (such section, including judicial interpretations thereof, being referred to herein as "Section 180.0622(2)(b) of the WBCL"), shares (carried out to four decimal places and rounded up if the fifth decimal place is 5 or greater) (the "Stock Exchange Ratio") of common stock, par value $.01 per share, including the Acquiror Rights (as defined below) associated therewith ("Acquiror Common Stock"), of Acquiror based on the Average Closing Sales Price for the ten (10) consecutive New York Stock Exchange ("NYSE") trading days ending on and including the

  NYSE trading day that is two NYSE trading days prior to the Effective Date (the "Determination Period") determined as follows:

    (i)
    if the Average Closing Sales Price for the Determination Period is greater than $31.20 and less than $42.21, then the Stock Exchange Ratio shall equal $14.00 divided by the Average Closing Sales Price for the Determination Period;

    (ii)
    if the Average Closing Sales Price for the Determination Period is equal to or less than $31.20, then the Stock Exchange Ratio shall equal .4487; or

    (iii)
    if the Average Closing Sale Price for the Determination Period is equal to or greater than $42.21, then the Stock Exchange Ratio shall equal .3317 (the consideration for which each share of Company Common Stock is converted being, the "Merger Consideration").

  For the purposes of this Agreement, "Average Closing Sales Price" shall mean the average (rounded to the nearest full cent, with the cents rounded up if the third decimal place is 5 or greater) of the daily closing sale prices of a share of Acquiror Common Stock as reported on the NYSE Composite Tape, as reported in The Wall Street Journal.

          (b)    Cancellation of Company Common Stock.    Subject to the other provisions of this Article IV, all shares of Company Common Stock shall, upon conversion thereof into the right to receive the Merger Consideration at the Effective Time, cease to be outstanding and shall automatically be cancelled and cease to exist, and each certificate previously evidencing any such shares outstanding immediately prior to the Effective Time (other than shares of Company Common Stock described in Section 4.1(c) and any Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration and any amounts payable pursuant to Section 4.2(d). The holders of certificates previously evidencing any such shares shall cease to have any rights with respect to such Company Common Stock except as otherwise provided herein or by Law.

          (c)    Treasury Stock.    Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock, if any, owned by Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror or of the Company immediately prior to the Effective Time shall be cancelled and cease to exist and shall not be converted into the right to receive the Merger Consideration.

          (d)    Merger Sub Stock.    Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

          (e)    Anti-Dilution Provisions.    If between the date of this Agreement and the Effective Time, the outstanding shares of Acquiror Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, reclassification, recapitalization, split, division, combination or exchange of shares, there will be a proportionate adjustment (to the extent appropriate) made to the Stock Exchange Ratio to reflect such change.

        4.2    Exchange of Certificates.

          (a)    Exchange Fund.    At the Effective Time, Acquiror shall deposit, or cause to be deposited, with a bank or trust company designated by Acquiror (the "Exchange Agent"), for the benefit of the former holders of shares of Company Common Stock, for exchange in accordance with this Article IV through the Exchange Agent, certificates representing shares of Acquiror Common Stock issuable pursuant to this Article IV as of the Effective Time and cash in an amount necessary to pay for fractional shares pursuant to Section 4.2(i), each in an aggregate amount sufficient to properly effect the conversion of Company Common Stock in accordance with this Article IV (such shares of Acquiror Common Stock and cash, together with any dividends or distributions with respect thereto, being referred to as the "Exchange Fund"). Thereafter, Acquiror shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of any former holders of shares of Company Common Stock who have not yet surrendered their shares of Company Common Stock for exchange, at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender, payable with respect to any shares of Acquiror Common Stock remaining in the Exchange Fund on such record date. The Exchange Agent shall, pursuant to irrevocable instructions from Acquiror, deliver cash in lieu of fractional shares, Acquiror Common Stock and any such dividends or distributions related to such Acquiror Common Stock in exchange for certificates theretofore evidencing Company Common Stock surrendered to the Exchange Agent pursuant to Section 4.2(c).

          (b)    Letter of Transmittal.    Promptly after the Effective Time, Acquiror shall cause the Exchange Agent to mail to each record holder of a certificate or certificates representing shares of Company Common Stock immediately prior to the Effective Time (the "Certificates") whose shares are converted pursuant to Section 4.1(a) into the right to receive the Merger Consideration (i) a letter of transmittal for delivery of such Certificates to the Exchange Agent and (ii) instructions for use in effecting the surrender of such Certificates for the Merger Consideration.

          (c)    Exchange Procedures.    Acquiror shall cause the Exchange Agent to distribute to each former holder of shares of Company Common Stock, upon surrender to the Exchange Agent for cancellation of one or more Certificates, accompanied by an appropriate letter of transmittal, cash (rounded to the nearest cent) in lieu of fractional shares and certificates evidencing the appropriate number of shares of Acquiror Common Stock into which such shares of Company Common Stock were converted pursuant to the Merger and any dividends or other distributions related to shares of Acquiror Common Stock that such former holder of shares of Company Common Stock is entitled to receive pursuant to the provisions of this Article IV.

          (d)    Distributions with Respect to Unexchanged Shares of Company Common Stock.    No dividends or other distributions declared or made with respect to Acquiror Common Stock on or after the Effective Time shall be paid to the holder of any Certificate that is entitled to receive Acquiror Common Stock pursuant to Article IV until the holder of such Certificate shall surrender such Certificate. Subject to the effect of any escheat, tax or other applicable Laws, following surrender of any such Certificate, there will be paid from the Exchange Fund to the holder of the certificates evidencing shares of Acquiror Common Stock issued in exchange for Company Common Stock, (i) promptly, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such shares of Acquiror Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Acquiror Common Stock.

          (e)    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains unclaimed by the former holders of shares of Company Common Stock at the second anniversary of the Effective Time shall be delivered to Acquiror, upon demand, and any former holders of shares of Company Common Stock who have not theretofore complied with this Article IV shall, subject to applicable abandoned property, escheat and other similar Laws, thereafter look only to Acquiror for Acquiror Common Stock and any cash to which they are entitled.

          (f)    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of Company Common Stock in accordance with the DGCL ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration as set forth herein, but such holder shall be entitled to receive such consideration as shall be determined pursuant to the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect or withdraws or loses his right to appraisal, such shares of Company Common Stock shall be treated as if they had converted as of the Effective Time into a right to receive the Merger Consideration and such shares shall no longer be Dissenting Shares.

          (g)    Withholding of Tax.    Each of Acquiror and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock (as defined below) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code (as defined herein), or any provision of state, local or foreign Tax (as defined herein) Law. To the extent that amounts are so withheld by Acquiror or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the former holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent, as the case may be.

          (h)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting of any bond required by Acquiror in accordance with its policies and practices, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, Merger Consideration to which the holder may be entitled pursuant to this Article IV and any dividends or other distributions to which the holder thereof may be entitled pursuant to Section 4.2(d).

          (i)    No Fractional Shares.    Notwithstanding any other provision of this Agreement, no certificate or script representing fractional shares of Acquiror Common Stock will be issued to any holder of a Certificate entitled to receive a fractional share of Acquiror Common Stock but for this Section 4.2(i). All holders of Company Common Stock who otherwise would be entitled to receive a fraction share of Acquiror Common Stock shall be entitled to receive an amount in cash (rounded to the nearest cent) determined by multiplying such fraction (rounded to the nearest hundredth of a share) by the Average Closing Sales Price.

        4.3    Options and Restricted Stock.

        (a)  At the Effective Time, each outstanding option to purchase Company Common Stock (a "Company Stock Option") issued pursuant to the Grove 2001 Stock Incentive Plan (the "Company Option Plan"), whether or not then exercisable, shall be converted into an immediately exercisable option (an "Acquiror Option") to purchase from Acquiror a number of shares of Acquiror Common Stock (with the result rounded up to the nearest whole share) equal to the number of shares of Acquiror Common Stock that equals the product of the Stock Exchange Ratio multiplied by the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and the option exercise price per share of Acquiror Common Stock shall be adjusted to an amount (rounded up to the nearest full cent) equal to the option exercise price per share of Company Common Stock in effect immediately prior to the Effective Time divided by the Stock Exchange Ratio.

        (b)  Promptly following the Closing Date, Acquiror shall file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-8 (or a post-effective amendment on Form S-8 with respect to the Form S-4 or such other appropriate form) covering all such shares of Acquiror Common Stock (or otherwise provide that there is in effect a registration statement on Form S-8 covering all such shares of Acquiror Common Stock) and shall cause any such registration statement to remain effective (and shall cause the prospectus or prospectuses relating thereto to remain compliant with applicable securities laws) for as long as there are outstanding any such options to purchase shares of Acquiror Common Stock or for as long as required under applicable securities laws.

        (c)  With respect to any shares of restricted stock issued pursuant to the Company Option Plan (the "Restricted Shares") which are no longer subject to restrictions as a result of the occurrence of a "Section 8 Event" (as such term is defined in the Company Option Plan), any Registration Rights Agreement (as defined below) entered by the holder of such Restricted Shares shall contain a provision permitting the sale of a sufficient number in the market or otherwise of shares of Acquiror Common Stock received in the Merger in order to fully satisfy any liabilities for any Tax (as defined below) arising from the lapse of restrictions on such Restricted Shares, net of any amounts previously withheld in respect of such Tax.

        4.4    Stock Transfer Books.    At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the cash and Acquiror Common Stock to which the holder may be entitled pursuant to this Article IV, together with any dividends or other distributions to which the holder thereof may be entitled pursuant to Section 4.2(d).

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

        The Company represents and warrants to Acquiror and Merger Sub that, except as set forth in the disclosure schedules delivered by the Company to Acquiror and Merger Sub simultaneously with the execution of this Agreement (the "Company Disclosure Schedule") (it being agreed and understood that (i) any matter set forth in any section of the Company Disclosure Schedule shall be deemed disclosed with respect to any such section of this Article V to which such matter logically relates, so long as the description of such matter contains sufficient facts to provide reasonable notice of the relevance of such matter and (ii) no reference to or disclosure of any item on the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed on the Company Disclosure Schedule):

        5.1    Organization.    Section 5.1 of the Company Disclosure Schedule lists each Company Subsidiary (as defined herein). Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where failure to be so existing and in good standing or to have such power and authority would not be reasonably likely to have a Company Material Adverse Effect (as defined below). The Company and each of the Company Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed and in good standing would not be reasonably likely to have a Company Material Adverse Effect. As used in this Agreement, "Company Material Adverse Effect" means an effect that is materially adverse to the business, financial condition or operations of the Company and the Company Subsidiaries, taken as a whole, but shall exclude any effect arising out of: (i) any change or development generally applicable to the industries and markets in which the Company and the Company Subsidiaries are involved; (ii) any change or development generally applicable to the United States or global economic conditions; (iii) any change or development resulting from the execution of this Agreement, the consummation of the transactions contemplated hereby or the public announcement hereof; or (iv) any change or development resulting from the failure of Acquiror to consent to any of the actions proscribed by Section 7.1.

        5.2    Authorization; Validity of Agreement.    The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform all of its obligations hereunder and, subject to obtaining any necessary approval of its stockholders as contemplated by the provisions of this Agreement, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by the board of directors of the Company (the "Company Board") and no other corporate action (except any required approval of the Company's stockholders in accordance with Delaware Law and except as otherwise set forth herein) on the part of the Company is necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Acquiror and Merger Sub, is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        5.3    Capitalization.

        (a)  As of the date hereof, the authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Company Preferred Stock"). As of March 18, 2002, there were (i) 4,945,000 shares of Company Common Stock issued and outstanding, and (ii) no shares of Company Preferred Stock issued and outstanding. All the outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. As of March 18, 2002, (i) 263,158 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options, each with an exercise price of $7.92 per share, pursuant to the Company Option Plan and (ii) 555,556 shares of Common Stock were reserved for issuance pursuant to outstanding warrants, 277,778 of such warrants having an exercise price of $19.20 and 277,778 of such warrants having an exercise price of $24.20. Except as set forth above, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Company to issue, transfer or sell any shares of capital stock or other equity interest in the Company or securities convertible into or exchangeable for such shares or equity interests; (ii) contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of the Company or (iii) voting trusts or similar agreements to which the Company is a party with respect to the Company Common Stock.

        (b)  Neither the Company nor any Company Subsidiary owns any capital stock or other equity interest in any corporation, partnership, trust or other business association other than the Company Subsidiaries. The Company owns, either directly or indirectly through one or more Company Subsidiaries, 100% of the outstanding capital stock or other ownership interest(s) of each of the Company Subsidiaries.

        5.4    Consents and Approvals; No Violations.    The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the certificate of incorporation, by-laws or similar organizational documents of the Company or any Company Subsidiary, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any Company Subsidiary or (iii) any order, writ, judgement, injunction, decree, statute, law, ordinance, rule or regulation (collectively, "Law") applicable to the Company, any Company Subsidiary or any of their properties or assets, other than, in the case of clauses (ii) or (iii), such violations, defaults, rights, liens, security interests, charges or encumbrances the effect of any of which would not be reasonably likely to have a Company Material Adverse Effect. No filing or registration with, or authorization, consent or approval of, any governmental entity or third party is required by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) applicable filings under non-U.S. merger control and competition Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any Company Subsidiary is qualified to do business, (iv) applicable requirements, if any, of "blue sky" Laws, and (v) such other consents, orders, authorizations, registrations, declarations and filings the failure of any of which to be obtained or made would not be reasonably likely to have a Company Material Adverse Effect.

        5.5    Financial Statements.    The Company has delivered or made available to Acquiror the audited consolidated balance sheets of the Company as of September 30, 2000 and September 29, 2001 and the related audited consolidated statements of operations, comprehensive income (loss), predecessor equity (deficit), and cash flows of the Company for the fiscal years ended October 2, 1999, September 30, 2000 and September 29, 2001 (collectively, the "Company Financial Statements"). The Company Financial Statements (i) have been prepared, in all material respects, in accordance with generally accepted accounting principles ("GAAP") (except as otherwise noted therein), applied on a consistent basis during the periods involved (except as therein noted), and (ii) present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at their respective dates and for the periods then ended.

        5.6    No Undisclosed Liabilities; Borrowed Money Indebtedness.

        (a)  Except for liabilities and obligations (i) incurred in the ordinary course of business after September 29, 2001, (ii) disclosed, reflected or reserved for in the Company Financial Statements, or (iii) incurred in connection with the transactions contemplated hereby or otherwise as contemplated by this Agreement, there are no material liabilities or obligations of the Company or the Company Subsidiaries that would be required to be reflected or reserved against in a consolidated balance sheet of the Company prepared in accordance with GAAP as applied in preparing the most recent consolidated balance sheet of the Company included in the Company Financial Statements.

        (b)  Section 5.6(b) of the Company Disclosure Schedule lists all material Borrowed Money Indebtedness of the Company as of the date of this Agreement. For the purpose of this Agreement, "Borrowed Money Indebtedness" means all liabilities or obligations of the Company or any Company Subsidiary, whether primary or secondary or absolute or contingent: (A) for borrowed money, or (B) evidenced by notes, bonds, debentures or similar instruments, or (C) secured by mortgages or liens on any assets of the Company or any Company Subsidiary, but excluding lease financings, trade financings and any inter-company indebtedness.

        5.7    Absence of Certain Changes.    Except as (i) disclosed in the Company Financial Statements; or (ii) contemplated by this Agreement, from September 29, 2001 to the date hereof, the business of the Company and the Company Subsidiaries has been conducted only in the ordinary course and neither the Company nor any Company Subsidiary has:

        (a)  suffered any change or development constituting a Company Material Adverse Effect;

        (b)  amended its certificate of incorporation, by-laws or similar organizational documents;

        (c)  except for the Company Option Plan, adopted any new employee benefit plan or amended any existing employee benefit plan to increase benefits thereunder, except as may have been required by applicable Law;

        (d)  made any increase in the compensation, salaries or wages payable or to become payable to any employee, independent contractor or agent of the Company or any Company Subsidiary or granted, made or accrued any bonus or other benefit to any such person, except for normal merit and seniority raises and bonuses in amounts which are consistent with past practices;

        (e)  experienced any labor dispute or disturbance, other than routine individual grievances which would not be reasonably likely to have a Company Material Adverse Effect;

        (f)    declared, set aside or paid any dividend or other distribution in respect of Company capital stock;

        (g)  redeemed, purchased or otherwise acquired any capital stock of the Company or any security relating thereto, or made any other payments to any stockholder of the Company in such person's capacity as a stockholder of the Company;

        (h)  except in the ordinary course of business, acquired, sold, leased or disposed of any assets which, in the aggregate, are material to the Company and the Company Subsidiaries, taken as a whole;

        (i)    other than intercompany debt, (i) incurred or assumed any long-term or short-term debt or issued any debt securities except for borrowings under existing lines of credit in the ordinary course of business or trade financings under existing agreements or entered into in the ordinary course of business; (ii) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person except in the ordinary course of business in an amount not material to the Company and Company Subsidiaries, taken as a whole; (iii) made any material loans, advances or capital contributions to, or investments in, any other person other than in the ordinary course of business in an amount not material to the Company and Company Subsidiaries, taken as a whole; or (iv) mortgaged or pledged any of their material assets, tangible or intangible, or created any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind with respect to any such material asset;

        (j)    suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the operation of the business of the Company and the Company Subsidiaries, taken as a whole;

        (k)  acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

        (l)    adopted a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

        (m)  authorized or entered into an agreement to do any of the foregoing.

        5.8    Employee Benefit Plans; ERISA.

        (a)  Section 5.8(a) of the Company Disclosure Schedule sets forth a list of all material employee benefit plans (including but not limited to plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained by the Company, or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001(b)(15) of ERISA for the benefit of employees or former employees of the Company and the Company Subsidiaries ("Benefit Plans") and all material employment and severance agreements with employees or former employees of the Company and the Company Subsidiaries ("Employee Agreements").

        (b)  With respect to each Benefit Plan: (i) if intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), such plan has received a determination letter from the Internal Revenue Service stating that it so qualifies and that its trust is exempt from taxation under Section 501(a) of the Code; (ii) such plan has been administered in all material respects in accordance with its terms and applicable Law; (iii) no claims (other than routine claims for benefits) are pending, or, to the knowledge of the Company, threatened that give rise to or might reasonably be expected to give rise to material liability on the part of the Company; and (iv) no prohibited transaction (within the meaning of Section 406 of ERISA) has occurred that gives rise to, or might reasonably be expected to give rise to, any material liability on the part of the Company.

        (c)  No Benefit Plan has incurred an accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, whether or not waived.

        (d)  With respect to each Benefit Plan that is a "welfare plan" (as defined in Section 3(1) of ERISA), no such plan provides post-retirement medical or life insurance benefits with respect to current or former employees of the Company or any ERISA Affiliate (other than to the extent required by applicable Law or benefits the full cost of which is borne by the current or former employee or his beneficiary).

        (e)  No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

        (f)    The Merger shall not trigger any acceleration of benefits and the provision of special benefits to participants under either the Grove U.S. LLC (f/k/a Grove North America) Supplemental Executive Retirement Plan or the National Crane Corporation Supplemental Executive Retirement Plan.

        5.9    Litigation.    Section 5.9 of the Company Disclosure Schedule lists each material pending action, suit and proceeding involving the Company or any Company Subsidiary by or before any governmental entity or by any third party. As of the date hereof, there is no action, suit or proceeding (other than any action, suit or proceeding resulting from or arising out of this Agreement or the transactions contemplated hereby) pending or, to the knowledge of the Company, threatened, involving the Company or any Company Subsidiaries by or before any governmental entity or by any third party which, either alone or considered with all such other actions, suits or proceedings, would be reasonably likely to have a Company Material Adverse Effect.

        5.10    No Default; Compliance with Applicable Laws.    Neither the Company nor any Company Subsidiary is in default or violation of any term, condition or provision of (i) their respective certificates of incorporation, by-laws or similar organizational documents or (ii) to the knowledge of the Company, any Law applicable to the Company or any Company Subsidiary, excluding from the foregoing clause (ii), defaults or violations which would not be reasonably likely to have a Company Material Adverse Effect or which become applicable as a result of the business or activities in which Acquiror is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Acquiror. Notwithstanding the foregoing, this Section 5.10 shall not apply to Environmental Laws (as defined herein) and any permits required thereunder, which are exclusively the subject of the representations and warranties contained in Section 5.14.

        5.11    Taxes.

        (a)  The Company and each of the Company Subsidiaries has (i) timely filed all Tax Returns (as defined herein) required to be filed by any of them on or prior to the date hereof (taking into account applicable extensions) and all such Tax Returns were true, correct and complete in all material respects when filed and (ii) paid or accrued (in accordance with GAAP) all Taxes (as defined herein) shown to be due on such Tax Returns other than such Taxes as are being contested in good faith by the Company or the Company Subsidiaries.

        (b)  With respect to Taxes for which the Company or a Company Subsidiary is liable, there are no material federal, state, local or foreign audits, examinations, or deficiency or refund litigation pending and no Taxing Authority (as defined herein) has given written notice of the commencement of any audit, examination or deficiency or refund litigation with respect to Taxes of the Company or a Company Subsidiary.

        (c)  With respect to Taxes for which the Company or a Company Subsidiary is liable, there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies.

        (d)  The Company or a Company Subsidiary is not a party to any agreement providing for the allocation or sharing of Taxes.

        (e)  There are no material liens for Taxes upon the assets of the Company or a Company Subsidiary that are not provided for in the Company Financial Statements, except liens arising as a matter of Law for current Taxes not yet due and liens for Taxes that are being contested in good faith.

        (f)    "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments. "Taxing Authority" shall mean the Internal Revenue Service and any other authority (whether domestic or foreign including, without limitation, any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)) responsible for the administration of any Tax. "Tax Return" shall mean any report, return, document, declaration or other information or filing, including any amendments thereto and related or supporting information, required to be supplied to any Taxing Authority with respect to Taxes.

        5.12    Personal Property.    The Company and each of the Company Subsidiaries has valid title to all of its personal property, free and clear of all liens, charges and encumbrances, except (i) liens for Taxes not yet due and payable, (ii) pledges to secure Borrowed Money Indebtedness, (iii) security interests associated with operating equipment leases and (iv) such other liens, charges, encumbrances and other imperfections of title, if any, as do not materially detract from the value of, or interfere with the present use of, the property affected thereby or which would not be reasonably likely to have a Company Material Adverse Effect. To the knowledge of the Company, all leases pursuant to which the Company or any of the Company Subsidiaries lease material amounts of personal property are valid and effective in accordance with their respective terms, and there is not under any of such leases, an existing default or event of default (or event with which notice or lapse of time, or both, would constitute a default and in respect of which the Company or such Company Subsidiary has not taken adequate steps to prevent such a default from occurring) on the part of the Company or any Company Subsidiary or, to the knowledge of the Company, the other parties thereto, except where the lack of such validity and effectiveness or the existence of such default or event of default would not be reasonably likely to have a Company Material Adverse Effect.

        5.13    Intellectual Property.    There are no pending or threatened material claims of which the Company or any of the Company Subsidiaries has been given written notice, by any person against the Company's or the Company Subsidiaries' use of any material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names and copyright registrations, patents and all applications therefor that are owned by the Company or one of the Company Subsidiaries and used in its operations as currently conducted (collectively, the "Company Intellectual Property"). To the knowledge of the Company, the Company or one of the Company Subsidiaries has such ownership of, or such rights by license, lease or other agreement to, the Company Intellectual Property as are necessary to permit the Company and the Company Subsidiaries to conduct their operations as currently conducted in all material respects. Such ownership or other rights of the Company and the Company Subsidiaries in the Company Intellectual Property are valid, enforceable and in good standing in all material respects and there are no material equitable defenses to enforcement based on any act or omission by the Company or any Company Subsidiary. To the knowledge of the Company, no third party is infringing on the Company Intellectual Property.

        5.14    Environmental Laws and Regulations.

          (a)    Definitions.    As used in this Agreement:

            (i)  "Company Environmental Claim" shall mean any and all written administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, information requests, proceedings or notices of noncompliance or violation by any person alleging potential liability (including, without limitation, potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from: (A) the presence, or release into the environment, of any Environmental Hazardous Materials at any location, whether or not owned by the Company or any Company Subsidiary; or (B) circumstances forming the basis of any violation or alleged violation, of any Environmental Law; or (C) any and all claims by any person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Environmental Release of any Environmental Hazardous Materials.

          (ii)  "Environmental Hazardous Materials" shall mean: (A) any petroleum or petroleum products, radioactive materials, asbestos in any form, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs) and radon gas; and (B) any chemicals, materials or substances which are now or ever have been defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (C) any other chemical, material, substance or waste, exposure to which is now or ever has been prohibited, limited or regulated by any governmental authority.

          (iii)  "Environmental Laws" shall mean all federal, state, local or foreign statutes, Laws, rules, ordinances, codes and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, drinking water, wildlife, plants, land surface or subsurface strata), including, without limitation, Laws and regulations relating to Environmental Releases or threatened Environmental Releases of Environmental Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Environmental Hazardous Materials.

          (iv)  "Environmental Permits" shall mean all environmental, health and safety permits and governmental authorizations.

          (v)  "Environmental Release" shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

          (b)    Compliance.    Except as described in Section 5.14 of the Company Disclosure Schedule, the Company and each Company Subsidiary (i) to the knowledge of the Company, is in compliance with all applicable Environmental Laws in all material respects; and (ii) has not received any written communication that alleges that the Company or a Company Subsidiary is not in compliance in all material respects with applicable Environmental Laws.

          (c)    Environmental Permits.    Except as described in Section 5.14 of the Company Disclosure Schedule, the Company and each Company Subsidiary has obtained all material Environmental Permits necessary for its operations, all such permits are in good standing in all material respects, and the Company and each of the Company Subsidiaries is in compliance in all material respects with all terms and conditions of such Environmental Permits.

          (d)    Company Environmental Claims.    Except as described in Section 5.14 of the Company Disclosure Schedule, there is no material Company Environmental Claim pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary or their respective assets or properties or, to the knowledge of the Company, against any person whose liability for any Company Environmental Claim the Company or any Company Subsidiary has retained or assumed contractually or against any real or personal property or operation which the Company or any Company Subsidiary owns, leases or manages.

          (e)    Environmental Releases.    Except as described Section 5.14 of the Company Disclosure Schedule, to the knowledge of the Company, there have been no Environmental Releases of any Environmental Hazardous Material by the Company or any Company Subsidiary on real property owned, used, leased or operated by the Company or any Company Subsidiary, except for those which would not be reasonably likely to have a Company Material Adverse Effect or those which are expressly permitted by applicable Environmental Law.

          (f)    CERCLA.    Except as described in Section 5.14 of the Company Disclosure Schedule, to the knowledge of the Company, no material real property at any time owned, operated, used or controlled by the Company or any Company Subsidiary is currently listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or on any comparable state list, and neither the Company nor any Company Subsidiary has received any written notice from any person under or relating to CERCLA or any comparable foreign, state or local Law.

          (g)    Off-Site Locations.    Except as described in Section 5.14 of the Company Disclosure Schedule, to the knowledge of the Company, no off-site location at which the Company or any Company Subsidiary has disposed or arranged for the disposal of any waste is listed on the National Priorities List or on any comparable state list, except to the extent such disposal would not result in a material liability to the Company or any Company Subsidiaries, taken as a whole, and neither the Company nor any Company Subsidiary has received any written notice from any person, with respect to any off-site location, of any material liability of the Company or any Company Subsidiary or a written request for information from any person under or relating to CERCLA or any comparable foreign, state or local Law that is reasonably likely to result in a material liability to the Company or any Company Subsidiaries, taken as a whole.

        5.15    Contracts.    As of the date of this Agreement, each of the contracts, agreements and understandings to which the Company or any Company Subsidiary is a party or by which any of their assets or operations may be bound and that is material to the business, properties, assets, liabilities, financial condition or results of the operations of the Company and the Company Subsidiaries, taken as a whole ("Company Agreements"), is a valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto, enforceable in all material respects against the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto, in accordance with its terms. The Company or the applicable Company Subsidiary is not in breach or default in any material respect under any

Company Agreements and, to the knowledge of the Company, there has not been any breach or default in any material respect of any Company Agreements by any party thereto (other than the Company or a Company Subsidiary).

        5.16    Real Property.

          (a)    Real Property.    The parcels of real property identified on Section 5.16 of the Company Disclosure Schedule constitute all of the material real property owned, leased or managed by the Company or any Company Subsidiary and used in their respective businesses (the "Real Property"). Except as would not be reasonably likely to have a Company Material Adverse Effect, to the knowledge of the Company, the Real Property: (i) is not in possession of any adverse possessors; (ii) has direct access to and from a public road or street; (iii) is used in a manner which is consistent with and permitted by applicable zoning ordinances and other Laws without special use approvals or permits; (iv) is, and has been since the date of possession thereof by the Company or any Company Subsidiary, in the peaceful possession of the Company or such Company Subsidiary; (v) is served by all water, sewer, electrical, telephone, drainage and other utilities required for normal operations of the businesses of the Company or such Company Subsidiary; (vi) is not located in a flood plain, wetland or similar restricted area; and (vii) requires no material work or improvements to bring them into compliance with any applicable Law.

          (b)    Notice.    To the knowledge of the Company, there are no planned or contemplated public improvements which are reasonably likely to result in material special assessments against the Real Property or which may adversely affect the availability of utility service to the Real Property.

          (c)    Title.    The Company and each of the Company Subsidiaries has valid title to all Real Property, free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances, except (i) liens for Taxes not yet due and payable, (ii) mortgages and pledges to secure Borrowed Money Indebtedness, or (iii) such liens, charges encumbrances and other imperfections of title, if any, as do not materially detract from the value of, or materially interfere with the present use of, the property affected thereby. To the knowledge of the Company, all leases pursuant to which the Company or any of the Company Subsidiaries lease Real Property are valid and effective in all material respects in accordance their respective terms, and there is not, to the knowledge of the Company, under any of such leases, an existing material default or event of default (or event with which notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such Company Subsidiary has not taken adequate steps to prevent such a default from occurring).

        5.17    Labor Matters.    Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization as of the date hereof. As of the date hereof, neither the Company nor any Company Subsidiary is the subject of any material proceeding asserting that the Company or any Company Subsidiary has committed an unfair labor practice or seeking to compel the Company or any Company Subsidiary to bargain with any labor union or labor organization. Neither the Company nor any Company Subsidiary has during the last twenty-four (24) months prior to the date hereof been the subject of any pending or, to the knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slow-down, or lockout or organizational activity involving the Company or any Company Subsidiary. Excepted from the representations in the immediately preceding two sentences are any (i) proceeding or (ii) labor strike, dispute, walkout, work stoppage, slow-down, lockout or organizational activity that would not be reasonably likely to have a Company Material Adverse Effect.

        5.18    Required Vote of Company Stockholders.    The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock in favor of the approval and adoption of the

Agreement and the Merger is the only vote of the holders of any of the Company's capital stock necessary in connection with consummation of the Merger (the "Stockholder Approval").

        5.19    Registration Statement; Proxy Statement/Prospectus.    The information to be supplied by the Company expressly for inclusion in the Registration Statement (as defined herein), shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by the Company or required to be supplied by the Company for inclusion in the Proxy Statement (as defined herein) included in the Registration Statement shall not, on the date the Proxy Statement is first mailed to the Company's stockholders and, if applicable, at the time of the Company stockholders meeting to approve the Merger and this Agreement (the "Company Stockholders Meeting"), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Company Stockholders Meeting that has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty or covenant with respect to any information supplied by Acquiror or Merger Sub that is contained in any of the foregoing documents.

        5.20    Reorganization.    To the knowledge of the Company, it has not taken any action or failed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        5.21    Insurance.    Section 5.21 of the Company Disclosure Schedule lists each insurance policy currently maintained by the Company that covers the assets and operations of the Company and the Company Subsidiaries. With respect to each such insurance policy, the policy is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies and, except for policies that have expired under their terms in the ordinary course, is in full force and effect.

        5.22    Product Matters.    To the knowledge of the Company, there are no material defects in design, construction or manufacture of products currently manufactured, assembled, distributed or sold by the Company or any Company Subsidiary which would have a material adverse effect on the performance of such products or create a materially unusual risk of injury to person or property. Since March 1, 1995, none of the products manufactured, assembled, distributed or sold by the Company or any Company Subsidiary has been the subject of any replacement, field fix, retrofit, modification or recall campaign conducted by the Company or any Company Subsidiary. The products manufactured, assembled, distributed or sold by the Company and the Company Subsidiaries have been designed and manufactured so as to meet and comply with all standards and specifications imposed under applicable Law.

        5.23    Brokers or Finders.    Except for Salomon Smith Barney Inc., no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company or any Company Subsidiary.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF
ACQUIROR AND MERGER SUB

        Acquiror and the Merger Sub (together, the "Acquiror Companies"), jointly and severally, represent and warrant to the Company that, except as set forth in the disclosure schedule delivered by the Acquiror Companies to the Company simultaneously with the execution of this Agreement (the "Acquiror Disclosure Schedule") (it being agreed and understood that (i) any matter set forth in any section of the Acquiror Disclosure Schedule shall be deemed disclosed with respect to any such section of this Article VI to which such matter logically relates, so long as the description of such matter contains sufficient facts to provide reasonable notice of the relevance of such matter and (ii) no reference to or disclosure of any item on the Acquiror Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed on the Acquiror Disclosure Schedule):

        6.1    Organization.    Each of the Acquiror Companies is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not be reasonably likely to have an Acquiror Material Adverse Effect. Each of the Acquiror Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be reasonably likely to have an Acquiror Material Adverse Effect. As used in this Agreement, "Acquiror Material Adverse Effect" means an effect that is materially adverse to the business, financial condition or operations of Acquiror and its subsidiaries, taken as a whole, but shall exclude any effect arising out of: (i) any change or development generally applicable to the industries and markets in which Acquiror and its subsidiaries are involved; (ii) any change or development generally applicable to the United States or global economic conditions; (iii) any change or development resulting from the execution of this Agreement, the consummation of the transactions contemplated hereby or the public announcement thereof; or (iv) any change or development resulting from the failure of the Company to consent to any of the actions proscribed by Section 8.1.

        6.2    Authorization; Validity of Agreement.    Each of the Acquiror Companies has full corporate power and authority to execute and deliver this Agreement, to perform all of its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Acquiror Companies of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by the boards of directors of each of the Acquiror Companies and the stockholders of Merger Sub and no other corporate action on the part of either of the Acquiror Companies is necessary to authorize the execution and delivery of this Agreement and the consummation by either of the Acquiror Companies of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Acquiror Companies and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of the Acquiror Companies, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

        6.3    Capitalization.

          (a)  The authorized capital stock of Acquiror consists of 75,000,000 shares of Acquiror Common Stock, and 3,500,000 shares of preferred stock, par value $0.01 per share ("Acquiror

  Preferred Stock"). As of March 14, 2002, (i) 24,287,219 shares of Acquiror Common Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, except as otherwise provided by Section 180.0622(2)(b) of the WBCL; attached to each share of Acquiror Common Stock outstanding is four-ninths of a right (an "Acquiror Right") to purchase Acquiror Common Stock pursuant to the terms of a Rights Agreement, dated as of August 5, 1996, between Acquiror and First Chicago Trust Company of New York, as Rights Agent, as amended (the "Acquiror Rights Agreement"); (ii) 12,459,263 shares of Acquiror Common Stock were held in the Treasury of Acquiror; (iii) 1,542,754 shares of Acquiror Common Stock were subject to issuance pursuant to outstanding employee and director stock options issued pursuant to Acquiror's stock option plans and (iv) 22,000 restricted shares of Acquiror Common Stock had been authorized for issuance by the board of directors of Acquiror under The Manitowoc Company, Inc. 1995 Stock Plan. As of the date of this Agreement, no shares of Acquiror Preferred Stock are issued and outstanding. Except pursuant to this Agreement and as set forth in clause (iii) above, as of the date of this Agreement, there are no options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating Acquiror to issue, transfer or sell any shares of capital stock or other equity interest in Acquiror or securities convertible into or exchangeable for such shares or equity interests, nor are there any contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any capital stock of Acquiror or any voting trusts or similar agreements to which Acquiror is a party with respect to the Acquiror Common Stock.

          (b)  The authorized capital stock of Merger Sub consists of 3,000 shares of common stock, par value $1.00 per share, of which 1000 shares were issued and outstanding. All of the outstanding shares of capital stock of Merger Sub are owned beneficially and of record by Acquiror. All of the outstanding shares of Merger Sub's capital stock are duly authorized, validly issued, fully paid and nonassessable. There are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating the Merger Sub to issue, transfer or sell any shares of capital stock or other equity interest in the Merger Sub or securities convertible into or exchangeable for such shares or equity interests; (ii) contractual obligations of the Merger Sub to repurchase, redeem or otherwise acquire any capital stock of the Merger Sub or (iii) voting trusts or similar agreements to which the Merger Sub is a party with respect to the Merger Sub's common stock.

        6.4    Consents and Approvals; No Violations.    Except as set forth in Section 6.4 of the Acquiror Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Acquiror or any subsidiary of Acquiror under, any provision of (i) the certificate of incorporation, by-laws or similar organizational documents of Acquiror or any subsidiary of Acquiror, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Acquiror or any subsidiary of Acquiror or (iii) any Law applicable to Acquiror, any subsidiary of Acquiror or any of their properties or assets, other than, in the case of clauses (ii) or (iii), such violations, defaults, rights, liens, security interests, charges or encumbrances the effect of any of which would not be reasonably likely to have an Acquiror Material Adverse Effect. No filing or registration with, or authorization, consent or approval of, any governmental entity or third party is required by or with respect to Acquiror or any subsidiary of Acquiror in connection with the execution and delivery of this Agreement or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) filings pursuant to the HSR Act, (ii) applicable filings under non-U.S. merger control and competition Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the

Company or any Company Subsidiary is qualified to do business, (iv) applicable requirements, if any, of "blue sky" Laws, and (v) such other consents, orders, authorizations, registrations, declarations and filings the failure of any of which to be obtained or made would not be reasonably likely to have a Acquiror Material Adverse Effect.

        6.5    Reports.    Acquiror has timely filed all forms, reports and documents (collectively, the "SEC Reports") required to be filed by it with the SEC since January 1, 1999. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), or the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), as the case may be, and none of the SEC Reports, at the respective times they were filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent superseded by a SEC Report filed subsequently but prior to the date hereof. The consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows (including, in each case, any notes thereto) of Acquiror included in the SEC Reports: (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) have been prepared, in all material respects, in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q), applied on a consistent basis during the periods reported (except as therein noted); and (iii) present fairly the consolidated financial position, results of operations and cash flows of Acquiror and its consolidated subsidiaries as at their respective dates and for the periods then ended.

        6.6    No Undisclosed Liabilities.    Except for liabilities and obligations (i) incurred in the ordinary course of business after December 31, 2000; (ii) disclosed, reflected or reserved for in the SEC Reports; or (iii) incurred in connection with the transactions contemplated hereby or otherwise as contemplated by this Agreement, there are no liabilities or obligations of Acquiror or any of its subsidiaries that would be required to be reflected or reserved against in a consolidated balance sheet of Acquiror prepared in accordance with GAAP as applied in preparing the most recent consolidated balance sheet of Acquiror included in the SEC Reports.

        6.7    Absence of Certain Changes.    Except as (i) disclosed in the SEC Reports; or (ii) contemplated by this Agreement, from December 31, 2000 to the date hereof, the business of Acquiror and its subsidiaries has been conducted only in the ordinary course and:

          (a)  neither Acquiror nor any of Acquiror's subsidiaries has suffered any change or development constituting an Acquiror Material Adverse Effect;

          (b)  Acquiror has not amended its certificate of incorporation, by-laws or similar organizational documents;

          (c)  neither Acquiror nor any of Acquiror's subsidiaries has experienced any labor dispute or disturbance, other than routine individual grievances which would not be reasonably likely to have Acquiror Material Adverse Effect;

          (d)  Acquiror has not (i) declared, set aside or paid any dividend or other distribution in respect of Acquiror capital stock, other than quarterly and annual dividends in the ordinary course, or (ii) redeemed, purchased or otherwise acquired any capital stock of Acquiror or any security relating thereto, or made any other payments to any stockholder of Acquiror in such person's capacity as a stockholder of Acquiror, other than in connection with cashless exercises of options;

          (e)  other than intercompany debt, neither Acquiror nor any of Acquiror's subsidiaries has (i) incurred or assumed any long-term or short-term debt or issued any debt securities except for borrowings under existing lines of credit in the ordinary course of business or trade financings under existing agreements or entered into in the ordinary course of business; (ii) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person except in the ordinary course of business in an amount not material to Acquiror and its subsidiaries, taken as a whole; (iii) made any material loans, advances or capital contributions to, or investments in, any other person other than in the ordinary course of business in an amount not material to Acquiror and its subsidiaries, taken as a whole; or (iv) mortgaged or pledged any of their material assets, tangible or intangible, or created any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind with respect to any such material asset other than in the ordinary course of business;

          (f)    neither Acquiror nor any of Acquiror's subsidiaries has suffered any damage, destruction or loss, whether or not covered by insurance, which would be reasonably likely to have an Acquiror Material Adverse Effect;

          (g)  neither Acquiror nor any of Acquiror's subsidiaries has acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein which would be material to Acquiror and its subsidiaries taken as a whole;

          (h)  Acquiror has not adopted a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

          (i)    neither Acquiror nor any of its subsidiaries, as applicable, has authorized or entered into an agreement to do any of the foregoing.

        6.8    Litigation.    As of the date hereof, there is no action, suit or proceeding (other than any action, suit or proceeding resulting from or arising out of this Agreement or the transactions contemplated hereby) pending or, to the knowledge of Acquiror, threatened, involving Acquiror or any subsidiary of Acquiror by or before any governmental entity or by any third party which, either alone or considered with all such other actions, suits or proceedings, would be reasonably likely to have an Acquiror Material Adverse Effect.

        6.9    No Default; Compliance with Applicable Laws.    Neither Acquiror nor any of its subsidiaries is in default or violation of any term, condition or provision of (i) their respective articles of incorporation, by-laws or similar organizational documents or (ii) to the knowledge of Acquiror, any Law applicable to Acquiror or any of its subsidiaries, excluding from the foregoing clauses (i) and (ii), defaults or violations that would not be reasonably likely to have an Acquiror Material Adverse Effect. Notwithstanding the foregoing, this Section 6.9 shall not apply to Environmental Laws and any permits required thereunder, which are exclusively the subject of the representations and warranties contained in Section 6.10.

        6.10    Environmental Laws and Regulations.    (a)    Each of Acquiror and its subsidiaries is in compliance with all Environmental Laws, except for non-compliance that would not be reasonably likely to have an Acquiror Material Adverse Effect, which compliance includes, but is not limited to, the possession by Acquiror or one of its subsidiaries of material permits and other material governmental authorizations required under applicable Environmental Laws, and material compliance with the terms and conditions thereof; and (b) neither Acquiror nor any of its subsidiaries has received notice of, and, to the knowledge of Acquiror, is not the subject of, any Environmental Claims that would be reasonably likely to have an Acquiror Material Adverse Effect.

        6.11    Contracts.    As of the date of this Agreement, each of the contracts, agreements and understandings to which Acquiror or any of its subsidiaries is a party or by which any of their assets or operations may be bound and that is material to the business, properties, assets, liabilities, financial condition or results of the operation of Acquiror and its subsidiaries, taken as a whole ("Acquiror Agreements"), is a valid and binding obligation of Acquiror or its subsidiary, as applicable, and, to the knowledge of Acquiror, the other parties thereto, enforceable in all material respects against Acquiror or its subsidiary, as applicable, and, to the knowledge of Acquiror, the other parties thereto, in accordance with its terms, except where the failure to be valid, binding and enforceable would be reasonably likely to have an Acquiror Material Adverse Effect. Acquiror or its applicable subsidiary is not in breach or default in any material respect under any Acquiror Agreement and, to the knowledge of Acquiror, there has not been any breach or default in any material respect of any Acquiror Agreement by any party thereto (other than Acquiror or its subsidiary) that, in either case, would be reasonably likely to have an Acquiror Material Adverse Effect.

        6.12    Registration Statement; Proxy Statement/Prospectus.    The information to be supplied by Acquiror or Merger Sub or required to be supplied by Acquiror or Merger Sub for inclusion in the Registration Statement, shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Acquiror or Merger Sub or required to be supplied by Acquiror or Merger Sub for inclusion in the Proxy Statement included in the Registration Statement shall not, on the date the Proxy Statement is first mailed to the Company's stockholders and, if applicable, at the time of the Company Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the Company Stockholders Meeting that has become false or misleading. Notwithstanding the foregoing, Acquiror and Merger Sub make no representation or warranty or covenant with respect to any information supplied by the Company that is contained in any of the foregoing documents.

        6.13    Merger Sub's Operations.    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not owned any assets, engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

        6.14    Reorganization.    To the knowledge of Acquiror, it has not taken any action or failed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        6.15    Required Vote of Acquiror.    No vote of the holders of the capital stock of Acquiror is necessary in connection with the consummation of the Merger.

        6.16    Financing.    Acquiror has, or shall have, cash on hand and has entered into definitive financing commitments (true and correct copies of which have been delivered to the Company) (the "Financing Commitments") which together are sufficient to satisfy all of its obligations under this Agreement. Each of the Financing Commitments is valid, binding, and enforceable in all material respects against the parties in accordance with its terms. As of the date hereof, Acquiror has paid any and all fees due and payable under the Financing Commitments.

        6.17    Brokers or Finders.    Except for Deutsche Banc Alex. Brown, no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement based on arrangements made by the Acquiror or any of its affiliates.

ARTICLE VII
COVENANTS RELATING TO THE
CONDUCT OF BUSINESS OF THE COMPANY

        7.1    Interim Operations of the Company.    Except (i) as contemplated by this Agreement; (ii) as disclosed in the Company Disclosure Schedule; or (iii) with the prior written consent of Acquiror, the Company covenants and agrees that between the date of this Agreement and the Effective Time,

(x) the business of the Company and the Company Subsidiaries shall be conducted only in the ordinary course and (y) the Company shall, and the Company shall cause each of the Company Subsidiaries to:

          (a)  not amend its certificate of incorporation, by-laws or similar organizational documents;

          (b)  not (i) split, combine or reclassify its capital stock; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, other than dividends and other distributions paid or payable solely to the Company; (iii) except in satisfaction of outstanding stock options or warrants or for grants of stock options or awards of restricted stock under the Company Option Plan in an amount not to exceed 55,000 shares, issue or sell any additional shares of capital stock (including shares of Company Common Stock), or any securities or rights convertible into, or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock; or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock;

          (c)  not (i) adopt any new Benefit Plan or materially amend any existing Benefit Plan to increase benefits thereunder, except as may be required by applicable Law or (ii) increase any compensation or enter into or materially amend any employment, severance, termination or similar agreement with any of its present or future officers or directors, other than increases in the ordinary course and consistent with past practices;

          (d)  except as may be required or contemplated by this Agreement or in the ordinary course of business not acquire, not sell, lease or dispose of any assets which, in the aggregate, are material to the Company and the Company Subsidiaries, taken as a whole;

          (e)  not (i) incur or assume any Borrowed Money Indebtedness except for (v) borrowings under the U.S. Facility in amounts which, when aggregated with all other amounts then owed under such facility, would not exceed the amount owed under such facility as of the date hereof including accrued interest not yet due and payable thereon, (w) borrowings under the German Facilities in amounts (including any overdraft amounts) which as of the Effective Time, when aggregated with all other amounts (including any overdraft amounts) then owed under such facilities would not exceed $5 million more than the aggregate amount owed under such facilities as of the date hereof (including any overdraft amounts) including accrued interest not yet due and payable thereon, or (x) trade financings under existing agreements or entered into in the ordinary course of business, (y) accrued interest not yet due and payable on any indebtedness of the Company or the Company Subsidiaries outstanding on the date hereof or permitted hereunder or (z) borrowings incurred to fund Company Transaction Costs (as defined below, without regard to the limitations of amount in such definition) which do not exceed $4,000,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person except in the ordinary course of business in an amount not material to the Company and the Company Subsidiaries, taken as a whole; (iii) make any material loans, advances or capital contributions to, or investments in, any other person other than customer financings under existing agreements or entered into in the ordinary course of business; or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind with respect to any such material asset;

          (f)    not acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

          (g)  not adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

          (h)  not authorize or enter into an agreement to do any of the foregoing;

          (i)    use commercially reasonable efforts to preserve the business of the Company and the Company Subsidiaries intact, to retain the services of key management and to preserve the goodwill of suppliers, customers, employees and others having business relationships with the Company and the Company Subsidiaries;

          (j)    comply in all material respects with all applicable Laws; or

          (k)  timely and properly file all tax returns which are required to be filed, and pay or make provision for the payment of all Taxes owed by the Company and the Company Subsidiaries.

For the purposes of this Agreement:

            (i)  "U.S. Facility" shall mean the Revolving Credit Agreement, dated as of September 25, 2001, by and among Grove Worldwide, Inc. ("Grove Worldwide"), the subsidiaries of Grove Worldwide listed on the signature pages thereof, Grove Holdings, Inc, as a guarantor, the Company, as a guarantor, the Lenders (as defined therein) and The Chase Manhattan Bank, as amended from time to time, and any facilities entered into in replacement of such facility or in connection with the refinancing of such facility; and

          (ii)  "German Facilities" shall mean (i) the Commerzbank Facility Letter, dated September 11, 2000, between Commerzbank AG, Deutsche Grove GmbH, Grove Worldwide Holdings GmbH and Grove Worldwide LLC, as amended from time to time (and any facilities entered into in replacement of such facility or in connection with the refinancing of such facility), and (ii) the Deutsche Bank Facility Letter, dated November 14, 2000, between Deutsche Bank AG, Deutsche Grove GmbH, Grove Worldwide Holdings GmbH and Grove Worldwide LLC, as amended from time to time (and any facilities entered into in replacement of such facility or in connection with the refinancing of such facility).

ARTICLE VIII
COVENANTS RELATING TO CONDUCT OF
BUSINESS OF ACQUIROR

        8.1    Interim Operations of Acquiror.    Except (i) as contemplated by this Agreement; (ii) as disclosed in the Acquiror Disclosure Schedule; or (iii) with the prior written consent of the Company, Acquiror covenants and agrees that between the date of this Agreement and the Effective Time, the business of Acquiror and its subsidiaries shall be conducted only in the ordinary course and:

          (a)  Acquiror shall not amend its certificate of incorporation, by-laws or similar organizational documents in a manner that adversely affects the rights of holders of Company Common Stock;

          (b)  Acquiror shall not (i) split, reclassify or combine its capital stock; (ii) other than in the ordinary course, declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (iii) other than on a Form S-8, file any registration statement (or similar document) to issue or sell in a registered offering any additional shares of capital stock, or securities, or rights convertible into, or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock, unless holders of Company Common Stock are given the reasonable opportunity to sell in such offering such shares of Acquiror Common Stock to be issued to such holder in the Merger as if such shares of Acquiror Common Stock had been issued to such holder and the terms of the Registration Rights Agreement were effective and applied to such offering at such time; or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, other than in connection with cashless exercises of options;

          (c)  unless such transaction could not be reasonably expected to adversely affect (i) the ability of the parties to consummate the Merger or (ii) the economic benefits to be received by holders of Company Common Stock pursuant to the Merger, neither Acquiror nor any of its subsidiaries may, except as may be required or contemplated by this Agreement or in the ordinary course of business, acquire, sell, lease or dispose of (by means of merger or otherwise) any assets which, in the aggregate, are material to Acquiror and its subsidiaries, taken as a whole;

          (d)  unless such transaction could not be reasonably expected to adversely affect (i) the ability of the parties to consummate the Merger or (ii) the economic benefits to be received by holders of Company Common Stock pursuant to the Merger, neither Acquiror nor any of its subsidiaries may acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

          (e)  Acquiror may not adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror; or

          (f)    neither Acquiror nor any of its subsidiaries, as applicable, may authorize or enter into an agreement to do any of the foregoing.

ARTICLE IX
ADDITIONAL AGREEMENTS

        9.1    Access and Information; Confidentiality.    (a) From the date of this Agreement to the Effective Time, to the extent permitted by applicable Law, Acquiror and the Company shall (i) afford to the other party and its officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, the "Representatives") reasonable access during normal business hours upon reasonable prior notice to the properties, offices and other facilities of such party and its subsidiaries and to their books and records; and (ii) furnish to the other party and its Representatives such information concerning the business, properties, contracts, records and personnel of such party and its subsidiaries (including financial, operating and other data and information) as may be reasonably requested, from time to time, by or on behalf of the other party. All information obtained by Acquiror, the Company or any of their Representatives pursuant to this Section 9.1 shall be kept confidential in accordance with the letter agreement dated December 5, 2001, between Salomon Smith Barney Inc. (on behalf of Grove Worldwide Inc., a Delaware corporation) and Acquiror (the "Confidentiality Agreement").

        (b)  The Company will retain material nonpublic information disclosed to it about Acquiror in strict confidence, will disclose such confidential information only to those of its Representatives who may need to know such information for purposes of facilitating the consummation of the transactions contemplated by this Agreement, and will use such confidential information and instruct its Representatives to use such confidential information only for the purpose of consummating the transactions contemplated by this Agreement. The Company acknowledges that Acquiror is a publicly traded company, and the Company is aware, and will advise its Representatives, that federal and state securities laws prohibit any person who has material, nonpublic information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

        9.2    Meeting of Stockholders.

        (a)  The Company shall, in accordance with applicable Law and its certificate of incorporation and by-laws, duly call, give notice of, convene and hold the Company Stockholders Meeting, for the purpose of considering the approval and adoption of this Agreement and the Merger as soon as practicable following the date on which the Registration Statement becomes effective; provided, however, that the Company may, in its sole discretion, determine not to call, give notice of or convene the Company Stockholders Meeting if the Company takes action to allow the stockholders of the Company to act by written consent in lieu of the Company Stockholders Meeting to the extent permitted by the DGCL.

Subject to the terms of Section 9.2(b), the Company Board shall recommend approval and adoption of this Agreement and the Merger by the Company stockholders and shall not withdraw or modify such recommendation in a manner adverse to Acquiror.

        (b)  Notwithstanding the foregoing, the Company Board may at any time prior to the Effective Time (i) withdraw, modify or change any recommendation or declaration regarding this Agreement or the Merger or (ii) recommend and declare advisable any other offer or proposal, if in the reasonable good faith judgment of the Company Board, after having taken into account the advice of its legal counsel, the failure to so withdraw, modify or change its recommendation and declaration regarding this Agreement or the Merger or the failure to so recommend and declare advisable any other offer or proposal would be inconsistent with its fiduciary duties to the Company's stockholders under applicable Law.

        9.3    Registration Statement; Proxy Statement.

        (a)  Proxy Statement.    As promptly as practicable after the date of this Agreement, the Company and Acquiror shall prepare a proxy statement/information statement (together with all amendments and supplements thereto, the "Proxy Statement") relating to the Merger and this Agreement (and included in the Registration Statement as a prospectus) and furnish the information required to be provided to the stockholders of the Company pursuant to the DGCL. The Proxy Statement shall include the recommendation of the Company Board to the stockholders of the Company in favor of this Agreement and the Merger; provided, however, that the Company Board may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation in accordance with the provisions of Section 9.2(b); provided, further, that notwithstanding anything to the contrary contained in this Agreement, such a withdrawal, modification or change shall not relieve the Company in any way whatsoever of its obligations under Sections 9.2 or 9.3 of this Agreement (other than the obligation to include the recommendation of the Company Board in favor of this Agreement and the Merger in the Proxy Statement).

        (b)  Registration Statement.    As promptly as practicable after the date of this Agreement, the Company and Acquiror shall prepare, and Acquiror shall file with the SEC, a registration statement on Form S-4 (together with all amendments and supplements thereto, the "Registration Statement"), in which the Proxy Statement shall be included as a prospectus, and Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after filing. Acquiror shall obtain and furnish the information required to be included in the Registration Statement and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement and cause the prospectus included therein, including any amendment or supplement thereto, to be mailed to the Company's stockholders at the earliest practicable date after the Registration Statement is declared effective by the SEC; provided, however that no amendment or supplement to the Registration Statement shall be made by Acquiror without consultation with the Company and its counsel. Acquiror shall promptly take any action required to be taken under foreign or state securities or "blue sky" Laws in connection with the issuance of Acquiror Common Stock in the Merger.

        9.4    Appropriate Action; Consents; Filings.

        (a)  Reasonable Best Efforts.    Upon the terms and subject to the conditions set forth in this Agreement, the Company and Acquiror shall each use their respective reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, unless the Company Board has failed to make, withdrawn, modified or changed its recommendation and declaration regarding the Merger and this Agreement; (ii) obtain from any governmental authorities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Acquiror, the Company or any of their respective subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; (iii) promptly make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) any applicable federal or state securities Laws, (B) the HSR Act and any applicable non-U.S. merger control or competition Laws, and (C) any other applicable Law; provided, however, that Acquiror and the Company will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party; (iv) furnish all information required for any application or other filing to be made pursuant to any applicable Law or any applicable regulations of any governmental entity (including all information required to be included in the Proxy Statement or the Registration Statement) in connection with the transactions contemplated by this Agreement; (v) avoid the entry of, or have vacated or terminated, any decree, order, or judgement that would restrain, prevent or delay the Closing, including, without limitation, defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (vi) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. No parties to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any governmental entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld. Without limiting this Section 9.4(a), Acquiror agrees to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any United States antitrust, merger control, competition, or trade regulation Law that may be asserted by any governmental entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event, no later than the Termination Date (as defined herein)), including, without limitation, proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Acquiror (or its subsidiaries) or the Company (or its subsidiaries) or otherwise taking or committing to take actions that limit Acquiror's or its subsidiaries' freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Acquiror (or its subsidiaries) or the Company (or its subsidiaries) in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing.

        (b)  Prompt Notice.    Each of the Company and Acquiror shall give prompt notice to the other of (i) any written notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any written notice or other communication from any governmental entity in connection with the Merger; (iii) any material litigation, relating to or involving or otherwise affecting the Company, Acquiror or their subsidiaries that relates to the consummation of the Merger; and (iv) any change or development that is reasonably likely to have a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

        (c)  Third Party Notices and Consents.    Each of the Company and Acquiror shall give (or will cause their respective subsidiaries to give) any notices to third persons, and use, and cause their respective subsidiaries to use, reasonable efforts to obtain any consents from third persons necessary to consummate the transactions contemplated by this Agreement.

        9.5    Public Announcements.    Acquiror and the Company shall consult with each other and will mutually agree upon any press release or public announcement pertaining to the Merger and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before issuing any such press release or making any such public announcement. Notwithstanding the foregoing, in the event the Company Board fails to make, withdraws, modifies or changes its recommendation and declaration regarding this Agreement as provided under Section 9.2(b) hereof, neither party will any longer be required to consult with, or obtain the agreement of, the other party in connection with any press release or public announcement.

        9.6    Stock Exchange Listing.    Acquiror will use reasonable best efforts to cause the shares of Acquiror Common Stock to be issued in the Merger to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Effective Time.

        9.7    Employee Benefit Plans.

        (a)  Benefits.    Following the Effective Time and for so long as an Affected Employee (as defined below) remains in the employment of the Surviving Corporation or one of its subsidiaries, Acquiror shall either: (i) provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time and who continues as an employee of the Surviving Corporation or one of its subsidiaries immediately following the Effective Time (each such employee, an "Affected Employee") benefits under the employee benefit plans, policies and arrangements in which such Affected Employee participated immediately prior to the Effective Time; or, in the alternative and at the discretion of Acquiror, (ii) permit such Affected Employee to participate in, and provide to such Affected Employee benefits under, employee benefit plans, policies and arrangements that are substantially similar to those provided from time to time by Acquiror and its subsidiaries generally to their similarly situated employees. Nothing herein shall obligate Acquiror to maintain any specific Benefit Plan of the Company and the Company Subsidiaries following the Effective Time.

        (b)  Eligibility for Benefits.    Acquiror shall, or shall cause the Surviving Corporation to, give to each Affected Employee of the Company or of any Company Subsidiary credit for purposes of eligibility to participate, eligibility for early retirement, disability retirement, pre-retirement death benefits and vesting under any employee benefit plans, programs, policies or arrangements maintained by Acquiror, the Surviving Corporation or any ERISA Affiliate in which Affected Employees of the Company or any Company Subsidiary participate after the Effective Time for such persons' service with the Company or any Company Subsidiary (or any other employer to the extent credited by the Company) as though such prior service had been provided to Acquiror or any of its Subsidiaries.

        (c)  Medical and Welfare Plan Obligations.    Acquiror shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods and service requirements with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such persons may be eligible to participate in after the Effective Time, other than limitations, waiting periods or service requirements that are already in effect with respect to such persons and that have not been satisfied as of the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such persons are eligible to participate in after the Effective Time.

        9.8    Indemnification of Directors and Officers; Directors & Officers Insurance.

        (a)  Indemnification.    From and after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who at or prior to the Effective Time were officers, directors, employees and agents of the Company or the Company Subsidiaries (collectively, the "Indemnitees") with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of the Company Subsidiaries at any time at or prior to the Effective Time, but only to the extent the Company or any Company Subsidiary would be obligated to indemnify and hold harmless such Indemnitee under the terms of its certificate of incorporation, by-laws or similar organizational documents in effect on the date of this Agreement and as permitted by applicable Law. An Indemnitee shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. Notwithstanding the right of the Surviving Corporation to assume and control the defense of such litigation, claim or proceeding, such Indemnitee shall have the right to employ separate counsel and to participate in the defense of such litigation, claim or proceeding, and the Surviving Corporation shall bear the reasonable fees, costs and expenses of such separate counsel and shall pay such fees, costs and expenses promptly after receipt of an invoice from such Indemnitee if (i) the use of counsel chosen by the Surviving Corporation to represent such Indemnitee would present such counsel with a conflict of interest or (ii) such Indemnitee shall have legal defenses available to it or to other Indemnitees which are different from, or in addition to, those available to the Surviving Corporation. The Surviving Corporation shall not settle any matter unless the terms of the settlement provide that the Indemnitee shall have no responsibility of the discharge of any settlement amount and impose no other obligations or duties on the Indemnitee and that the settlement discharges all rights against Indemnitee with respect to such matter. From and after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, honor and not amend, repeal or otherwise modify in a manner that would adversely affect the rights of any Indemnitee all rights to indemnification, or exculpation, existing in favor of an Indemnitee (including, without limitation, rights relating to the advancement of expenses and indemnification rights to which such persons are entitled because of services as a director, officer, agent or employee of another entity at the request of the Company or any of the Company Subsidiaries) as provided under the applicable provision of the DGCL, the certificate of incorporation of the Company, the by-laws of the Company, or any indemnification agreement, in each case, as in effect on the date of this Agreement.

        (b)  Liability Insurance.    For a period of six (6) years after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, maintain in effect directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's and the Company Subsidiaries' directors' and officers' liability insurance policies (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the present directors' and officers' liability insurance policies; provided, however, that Acquiror shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 175% of the per annum rate of premiums paid as of the date hereof by the Company and the Company Subsidiaries for such insurance; provided further, that if such insurance cannot be so maintained or obtained at such cost, Acquiror shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 175% of the current per annum premiums of the Company and the Company Subsidiaries for its directors' and officers' liability insurance.

        (c)  Enforcement.    Except as provided in Section 9.8(b) hereof, the obligations of Acquiror under this Section 9.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 9.8 applies without the consent of the affected Indemnitee (it being expressly agreed and understood that the Indemnitees and Insured Parties to whom this Section 9.8 applies shall be third party beneficiaries of this Section 9.8 and the provisions of this Section 9.8 shall be enforceable by each Indemnitee and/or Insured Party and the heirs and representatives of such persons and shall be binding on all successors and assigns of Acquiror, the Company and the Surviving Corporation). In the event Acquiror or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any person or entity then, and in each case, proper provision shall be made so that the successors, assigns and transferees of Acquiror or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 9.8.

        9.9    Event Notices.    From the date of this Agreement until the Effective Time, each party hereto will promptly notify the other party hereto of (i) the occurrence or nonoccurrence of any event of which it is aware the occurrence or nonoccurrence of which would be likely to cause any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (ii) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which would be likely to result in any condition to the obligations of such party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. No delivery of any notice pursuant to this Section 9.9 will cure any breach of any representation or warranty of such party contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

        9.10    Conveyance Taxes.    Acquiror and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding (i) any real property transfer gains, sales, use, transfer, value-added, stock transfer and stamp taxes, (ii) any recording, registration and other fees, and (iii) any similar taxes or fees that become payable in connection with the transactions contemplated hereby. The taxes described above shall be paid by Acquiror.

        9.11    No Solicitation.

        (a)  The Company shall not, and shall cause the Company Subsidiaries and use its reasonable best efforts to cause the Company's officers, directors, employees, consultants, investment bankers, attorneys, accountants and other agents and representatives (collectively, the "Representatives") not to, directly or indirectly: (i) encourage, solicit, initiate or facilitate the making of, or take any other action to facilitate any inquires or the making of, any proposal that constitutes or may reasonably be expected to lead to, any Competing Transaction (as defined below); (ii) participate in any way in discussions or negotiations with, or furnish or disclose any nonpublic information to, any person (other than Acquiror) (a "Third Party") in connection with any Competing Transaction; or (iii) enter into any agreement, letter of intent or similar document contemplating or otherwise relating to any Competing Transaction; provided, however, that this Section 9.11 shall not prohibit the Company, the Company Subsidiaries or the Representatives from:

          (A)  participating in discussions or negotiations with, or furnishing or disclosing nonpublic information to, any Third Party in response to an unsolicited, bona fide and written proposal that constitutes, or may reasonably expected to lead to, a Competing Transaction that is submitted to the Company by such Third Party if: (I) none of the Company, any Company Subsidiary or any of the Representatives shall have violated any of the provisions of this Section 9.11; (II) the Company Board determines in good faith, after having taken into account the written advice of an independent nationally recognized financial adviser, that such Competing Transaction is reasonably likely to lead to a Superior Competing Transaction; (III) at least two (2) business days prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Third Party, the Company gives Acquiror written notice of the identity of such Third Party and of the Company's intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such Third Party, and the Company receives from such Third Party an executed confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement; and (IV) at least two (2) business days prior to furnishing or disclosing any nonpublic information to such Third Party, the Company furnishes such information to Acquiror (to the extent such information has not previously been delivered or made available to Acquiror by the Company); or

          (B)  approving, recommending and entering into a definitive agreement with respect to an unsolicited, bona fide and written proposal or offer for a Competing Transaction that is submitted to the Company if: (I) none of the Company, any of the Company Subsidiaries or any of the Representatives have violated any of the provisions of this Section 9.11; (II) the Company provides Acquiror with written notice at least two (2) business days prior to any meeting of the Company Board at which such Company Board will consider whether such Competing Transaction constitutes a Superior Competing Transaction; (III) the Company Board makes the determination necessary for such Competing Transaction to constitute a Superior Competing Transaction; and (IV) the Company does not enter into a definitive agreement with respect to such Competing Transaction at any time before the day that is the second business day after Acquiror receives written notice from the Company stating that the Company Board has determined such Competing Transaction constitutes a Superior Competing Transaction.

        (b)  In addition to the obligations of the Company set forth in Section 9.11(a), the Company promptly shall advise Acquiror of any request for information relating to a Competing Transaction, or any inquiry, proposal, discussions or negotiation with respect to any Competing Transaction, and shall inform Acquiror of the terms and conditions of such request, inquiry, proposal, discussion or negotiation, and, if a proposal for a Competing Transaction is made, the identity of the Third Party proposing such Competing Transaction. The Company shall keep Acquiror fully informed of the status and general progress (including amendments or proposed amendments) of any such request, inquiry, proposal, discussions or negotiation with respect to a proposal for a Competing Transaction. The Company promptly shall provide to Acquiror any non-public information the Company provides to any Third Party in connection with any Competing Transaction that has not previously been provided to Acquiror.

        (c)  The Company shall, and shall cause the Company Subsidiaries and its Representatives to, immediately cease any discussions or negotiations with any Third Parties that may be ongoing as of the date hereof with respect to any Competing Transaction. The Company immediately shall request each Third Party who has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Company or any portion thereof to return all confidential information heretofore furnished to such Third Party by or on behalf of the Company.

        (d)  "Competing Transaction" shall mean any proposal or offer from any Third Party (in each case, whether or not in writing and whether or not delivered to the stockholders of the Company generally) relating to: (i) any direct or indirect acquisition or purchase of 50% or more of the assets of the Company or the Company Subsidiaries, taken as a whole; (ii) any tender offer or exchange offer that, if consummated, would result in any Third Party acquiring beneficial ownership of 50% or more of any class of equity security of the Company; or (iii) any merger, consolidation, business combination, sale of substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, which is structured to permit such Third Party to acquire beneficial ownership of more than 50% of the assets of the Company and the Company Subsidiaries, taken as a whole, or more than 50% of any class of equity securities of the Company.

        (e)  "Superior Competing Transaction" shall mean a bona fide written, fully-financed (which, for the purposes of this Agreement, in the case of a proposal requiring third-party financing, shall include the receipt of a commitment letter from a reputable Third Party capable of financing the transaction, subject to normal and customary conditions and exceptions), proposal made by such Third Party to acquire more than eighty percent (80%) of all of the issued and outstanding shares of Company Common Stock, whether pursuant to tender offer, merger, stock purchase or otherwise, or to acquire more than eighty percent (80%) of the properties and assets of the Company and the Company Subsidiaries, taken as a whole, in either case on terms and conditions that the Company Board determines in good faith is more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by this Agreement, after taking into account (i) the written advice of an independent nationally recognized financial advisor, (ii) all the terms and conditions of such proposal (including, without limitation, any expense reimbursement provisions, termination fees and conditions) and (iii) the likelihood of such proposal being consummated.

        9.12    Affiliates.    The Company shall use its reasonable efforts to cause each of its directors and executive officers and any other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Acquiror, prior to the Effective Time, a written agreement substantially in the form attached hereto at Exhibit A, executed by each of such persons.

        9.13    No Implied Representations or Warranties; Investigation.

        (a)  No Implied Representations and Warranties.    The parties hereby acknowledge and agree that no party is making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in this Agreement. Without limiting the generality of the foregoing, (i) except for the express representations and warranties made by the Company in Article V hereof, the Company makes no representation or warranty to Acquiror and Merger Sub with respect to: (A) any projections, estimates or budgets heretofore delivered to or made available to Acquiror or Merger Sub of future revenues, expenses or expenditures or future results of operations; or (B) any other information or documents (financial or otherwise) made available to Acquiror or Merger

Sub or their counsel, accountants or advisers with respect to the Company and the Company Subsidiaries and (ii) except for the express representations and warranties made by the Acquiror Companies pursuant to Article VI hereof, the Acquiror Companies make no representation or warranty to the Company with respect to any information or documents (financial or otherwise) made available to the Company or any Company Subsidiary or the Company's counsel, accountants or advisers with respect to Acquiror and the Acquiror's subsidiaries.

        (b)  Investigation.    No investigation conducted by Acquiror and its Representatives of the business and affairs of the Company and the Company Subsidiaries, and no information obtained by Acquiror as a result thereof, shall in any manner affect the representations and warranties made by the Company pursuant to Article V of this Agreement. Likewise, no investigation conducted by the Company and its Representatives of the business and affairs of Acquiror and the Acquiror subsidiaries, and no information obtained by the Company as a result thereof, shall in any manner affect the representations and warranties made by the Acquiror Companies pursuant to Article VI of this Agreement.

        9.14    Tax-Free Merger.    From the date of this Agreement to the Effective Time, no party shall take or fail to take any action, which action or failure would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Each of the Company, Acquiror and Merger Sub shall use its reasonable best efforts, and each agrees to cooperate with the other parties and provide one another with such documentation, information and materials as may be reasonably necessary, proper or advisable, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Following the Merger, Acquiror shall not, and shall cause the Surviving Corporation not to, take (or fail to take) any action that would reasonably be expected to cause the Merger to fail to qualify as such a reorganization within the meaning of Section 368(a) of the Code.

        9.15    Lenders Consent.    Acquiror shall use its best efforts to obtain as promptly as practicable all authorizations, consents and approvals from lenders under the Credit Agreement, dated as of May 9, 2001, among Acquiror, the lenders party thereto from time to time and Bankers Trust Company, as Administrative Agent (the "Credit Agreement") which are necessary for Acquiror's execution and delivery of, and the performance of its obligations under, this Agreement (the "Lenders Consent").

ARTICLE X
CLOSING CONDITIONS

        10.1    Conditions to Obligations of Each Party Under This Agreement.    The respective obligations of each party to effect the Merger and the other transactions contemplated hereby will be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by the party entitled to the benefit thereof, in whole or in part, to the extent permitted by applicable Law:

          (a)  Effectiveness of the Registration Statement.    The Registration Statement shall have been declared effective in accordance with the provisions of the federal securities laws; no stop order suspending the effectiveness of the Registration Statement shall be in effect; and no proceedings for that purpose shall be pending before or threatened by the SEC. Additionally, the shares of the Acquiror Common Stock issuable to the Company stockholders shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (b)  Stockholder Approval.    This Agreement and the Merger shall have been approved and adopted by the stockholders of the Company in accordance with Delaware Law.

          (c)  No Order.    No court or governmental entity having jurisdiction over the Company or Acquiror shall have enacted, issued, promulgated, enforced or entered any Law that is then in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by this Agreement.

          (d)  Regulatory Approvals.    All applicable waiting periods under the HSR Act shall have expired or been terminated; and all applicable waiting periods under applicable non-U.S. merger control or competition Laws listed on Schedule 10.1(d) of the Company Disclosure Schedule shall have expired or been terminated (or, if applicable, all applicable approvals under such Laws listed on Schedule 10.1(d) of the Company Disclosure Schedule shall have been obtained).

        10.2    Additional Conditions to Obligations of the Acquiror Companies.    The obligations of the Acquiror Companies to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, any or all of which may be waived by the Acquiror Companies, in whole or in part, to the extent permitted by applicable Law:

          (a)  Representations and Warranties.    Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as if made as of such time, except that, to the extent such representations and warranties address matters only as of a particular date, such representations and warranties shall, to such extent, be true and correct as of such particular date as if made as of such particular date; provided, however, that if any of such representations and warranties shall not be true and correct as aforesaid, then this condition shall nevertheless be deemed satisfied if the failure of such representation and warranty to be true and correct shall not be reasonably likely to have a Company Material Adverse Effect. The Acquiror Companies shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, to such effect.

          (b)  Agreements and Covenants.    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; provided, however, that notwithstanding the above, the Company shall have complied in all respects with the terms of Section 7.1(b) of this Agreement. The Acquiror Companies shall have received a certificate of an executive officer of the Company, dated the Closing Date, to such effect.

          (c)  Dissenters.    Dissenting Shares shall represent less than 30% of all outstanding shares of Company Common Stock as of the record date set for determining shares of Company Common Stock entitled to vote on approval of this Agreement.

          (d)  Registration Rights Agreement.    At the Closing, the Company shall deliver to Acquiror registration rights agreements substantially in the form attached hereto at Exhibit B (the "Registration Rights Agreement") executed on behalf of holders of at least 70% of the shares of Company Common Stock including shares underlying outstanding Company Stock Options.

          (e)  Market Change.    There shall have been no material adverse change to the syndication market for credit facilities similar in nature to the Incremental Senior Bank Financing (as defined in the Financing Commitments) contemplated in the Financing Commitments and there shall not have occurred and be continuing a disruption of or an adverse change in the financial, banking, capital or loan syndication markets that would have a material adverse effect on the syndication of the Incremental Senior Bank Financing as a result of which the Lenders (as defined in the Financing Commitments) do not provide the Incremental Senior Bank Financing.

          (f)    Lenders Consent.    Acquiror shall have received the Lenders Consent.

        10.3    Additional Conditions to Obligations of the Company.    The obligations of the Company to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law:

          (a)  Representations and Warranties.    Each of the representations and warranties of the Acquiror Companies contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as if made as of such time, except that to the extent such representations and warranties address matters only as of a particular date, such representations and warranties shall, to such extent, be true and correct as of such particular date as if made as of such particular date; provided, however, that if any of such representations and warranties shall not be true and correct as aforesaid, then this condition shall nevertheless be deemed satisfied if the failure of such representation and warranty to be true and correct shall not be reasonably likely to have an Acquiror Material Adverse Effect. The Company shall have received a certificate of an executive officer of each of the Acquiror Companies, dated the Closing Date, to such effect.

          (b)  Agreements and Covenants.    The Acquiror Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing. The Company shall have received a certificate of an executive officer of each of the Acquiror Companies, dated the Closing Date, to such effect.

          (c)  Tax Opinion.    The Company shall have received the opinion of its tax counsel, Skadden, Arps, Slate, Meagher & Flom (Illinois), dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom (Illinois) may rely upon and require such certificates of the Acquiror, the Company and Merger Sub and/or their officers it deems necessary in its reasonable discretion. The specific provisions of each such certificate shall be in form and substance reasonably satisfactory to such tax counsel rendering such opinion, and each such certificate shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

ARTICLE XI
TERMINATION, AMENDMENT AND EXPENSES

        11.1    Termination.    This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

          (a)  by mutual consent of Acquiror and the Company;

          (b)  by Acquiror, upon a material breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company hereunder shall be or become untrue, in any case such that the conditions set forth in Section 10.2(a) or Section 10.2(b) would not be satisfied (a "Terminating Company Breach"); provided that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable efforts within thirty (30) days, and the Company continues to exercise such reasonable efforts and the matter is cured within such thirty (30) day period, Acquiror may not terminate this Agreement under this Section 11.1(b) ;

          (c)  by the Company, upon material breach of any covenant or agreement on the part of the Acquiror Companies set forth in this Agreement, or if any representation or warranty of the Acquiror Companies shall be or become untrue, in any case such that the conditions set forth in Section 10.3(a) or Section 10.3(b) would not be satisfied (a "Terminating Acquiror Breach"); provided that, if such Terminating Acquiror Breach is curable by the Acquiror Companies through the exercise of their reasonable efforts within thirty (30) days, and the Acquiror Companies continue to exercise such reasonable efforts and the matter is cured within such thirty (30) day period, the Company may not terminate this Agreement under this Section 11.1(c);

          (d)  by either Acquiror or the Company, if there shall be any order of a court or governmental entity having jurisdiction over a party hereto which is final and nonappealable permanently enjoining, restraining or prohibiting the consummation of the Merger, unless the party relying on such order has not complied with its obligations under Section 9.4;

          (e)  by either Acquiror or the Company, if the Effective Time shall not have occurred on or before September 30, 2002 (the "Termination Date"); provided, further, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a cause of, or resulted in, the failure of the Effective Time to occur before the Termination Date;

          (f)    by either Acquiror or the Company, if the Company calls and holds a Company Stockholders Meeting and this Agreement and the Merger shall fail to receive the requisite approval of the stockholders of the Company at such Company Stockholders Meeting;

          (g)  by either Acquiror or the Company, if the Company solicits the written consent of the stockholders of the Company to approve and adopt this Agreement and the Merger in lieu of calling the Company Stockholders Meeting and this Agreement and the Merger shall fail to receive the requisite approval of the stockholders of the Company at the expiration time for submitting such consents (it being agreed and understood that the Company shall have sole discretion to determine such expiration time for the submission of written consents);

          (h)  by the Company, if the Company's Board shall have approved, recommended or endorsed any Superior Competing Transaction or resolved to do any of the foregoing in accordance with the provisions of Section 9.11 of this Agreement; or

          (i)    by the Company, if, within 60 days from the date hereof, Acquiror shall not have obtained the Lender Consent and (i) delivered to the Company a certificate of an executive officer of Acquiror to such effect and (ii) irrevocably waived its condition to Closing set forth in Section 10.2(f).

        11.2    Effect of Termination.    Except (i) as provided in this Section 11.2, and (ii) for the agreements contained in Section 11.5 and the Confidentiality Agreement, in the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall forthwith become void, and there will be no liability on the part of the Acquiror Companies or the Company or any of their respective officers or directors to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve any party from liability for any willful breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

        11.3    Amendment.    This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for all or any of the Company Common Stock; (ii) alter or change any term of the certificate of incorporation of the Surviving Corporation; or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect any holders of shares of Company Common Stock. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        11.4    Waiver.    At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. For purposes of this Section 11.4, the Acquiror Companies will be deemed to be one party.

        11.5    Fees and Expenses.

          (a)  In the event that this Agreement shall be terminated by either party pursuant to Section 11.1(f) or Section 11.1(g) and, at the time of such termination, all conditions of the parties to consummate the Merger (other than the conditions set forth in Sections 10.1(b), 10.1(d) and 10.2(d)) have been fully satisfied, then the Company shall reimburse Acquiror for all reasonable fees, costs and expenses incurred by Acquiror in connection with the transactions contemplated by this Agreement, including, without limitation, filing fees paid by Acquiror to regulatory agencies, fees of Acquiror's investment bankers, consultants, financial advisers, legal counsel, accountants and other agents and representatives incurred in connection with the analysis and assessment of the transactions contemplated by this Agreement, the preparation and submission of indications of interest and a binding bid with respect to those transactions, and the negotiation and execution of, and preparation for the consummation of the transactions contemplated by, this Agreement, up to a maximum amount of $2,500,000 ("Acquiror Transaction Costs"); provided, however, that the Company shall not be required to reimburse Acquiror for any Acquiror Transaction Costs if the Average Closing Sales Price for the 10 consecutive NYSE trading days prior to either (x) the Company Stockholders Meeting or (y) the expiration time for stockholder's of the Company to submit written consents in lieu of a meeting with regard to approving and adopting this Agreement and the Merger, as applicable, was less than $31.20. Promptly following such termination of this Agreement, Acquiror shall prepare and deliver to the Company a certificate executed by an officer of Acquiror certifying the amount of the Acquiror Transaction Costs. Within five (5) business days of the Company's receipt of that certificate, the Company shall make a reimbursement payment to Acquiror in immediately available funds in an amount equal to the amount of the Acquiror Transaction Costs.

          (b)  In the event that this Agreement shall be terminated by the Company pursuant to Section 11.1(i), then Acquiror shall reimburse the Company for all reasonable fees, costs and expenses incurred by the Company in connection with the transactions contemplated by this Agreement, including, without limitation, fees of the Company's investment bankers, consultants, financial advisers, legal counsel, accountants and other agents and representatives incurred in connection with the preparation for and evaluation of indications of interest and bids related to those transactions, and the negotiation and execution of, and preparation for the consummation of the transactions contemplated by, this Agreement ("Company Transaction Costs") up to a maximum amount of $2,500,000.

          (c)  In the event that this Agreement shall be terminated:

            (i)    by the Company pursuant to Section 11.1(e) and, at or prior to such time, the Company Stockholders Meeting shall not have occurred and, from and after the date hereof and at or prior to the termination of this Agreement pursuant to Section 11.1(e), a proposal for a Competing Transaction shall have been received by the Company and, within nine (9) months after such termination, the Company enters into an agreement with respect to such proposal for a Competing Transaction;

            (ii)  by either party pursuant to Sections 11.1(f) or 11.1(g) and, from and after the date hereof and at or prior to the time of the failure of the stockholders of the Company to approve and adopt the Merger and this Agreement, a proposal for a Competing Transaction shall have been received by the Company, and within nine (9) months after such termination, the Company enters into an agreement with respect to such proposal for a Competing Transaction; or

            (iii)  by the Company pursuant to Section 11.1(h)

  then the Company shall pay Acquiror promptly (but in no event later than 5 business days after the occurrence of the event requiring such payment) a fee of $7,000,000 (less the amount of any reimbursement payment previously made by the Company to Acquiror pursuant to Section 11.5(a) of this Agreement) (the "Fee"), which amount shall be payable in immediately available funds.

          (d)  Except as set forth in this Section 11.5, all expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred such expenses; provided, however, that Acquiror shall pay the expenses related to printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees (including any HSR or non-U.S. merger control or competition Law filing fees) incurred in connection with the Registration Statement, the Proxy Statement and the transactions contemplated hereby.

          (e)  In the event that a party shall fail to pay the Fee when due, the Fee shall be deemed to include the costs and expenses actually incurred or accrued by the party to whom the Fee is due (including, without limitation, reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 11.5, together with interest on such unpaid Fee, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank's Base Rate plus 2%.

ARTICLE XII
GENERAL PROVISIONS

        12.1    Interpretation.

          (a)  When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

          (b)  Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

          (c)  The words "hereof", "hereby", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

          (d)  The words "knowledge," or "known to," or similar terms, when used in this Agreement to qualify any representation or warranty, refers to the actual (and not imputed or constructive) knowledge or conscious awareness of certain specific facts or circumstances related to such representation or warranty of the persons in the Applicable Knowledge Group (as defined herein), without any further inquiry, investigation or due diligence on the part of any such person. For the purposes hereof, the "Applicable Knowledge Group" with respect to the Company shall be the executive officers of the Company listed in Section 12.1(d) of the Company Disclosure Schedule. For the purposes hereof, the "Applicable Knowledge Group" with respect to the Acquiror Companies shall be the persons listed in Section 12.1(d) of the Acquiror Disclosure Schedule.

          (e)  The word "subsidiary" shall mean any entity of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such entity is owned, directly or indirectly, by another entity or person. The words "Company Subsidiary" shall mean any subsidiary of the Company.

          (f)    The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

          (g)  A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

          (h)  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

        12.2    Termination of Representations and Warranties.    The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will terminate at, and will have no further force and effect after, the Effective Time.

        12.3    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to another party shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation (with a confirming copy sent by overnight courier) if sent by facsimile or like transmission, and on the next business day when sent by Federal Express, United Parcel Service, Express Mail or other reputable overnight courier, as follows:

          (a)  If to either of the Acquiror Companies, to:

The Manitowoc Company, Inc. 500 South 16th Street Manitowoc, WI 54221 (920) 683-8123 (telecopier) (920) 683-8166 (telephone) Attention: Maurice D. Jones, General Counsel with a copy to:
Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-3552 (telecopier) (414) 277-5000 (telephone) Attention: Fredrick G. Lautz

            (b)  If to the Company, to:

Grove Investors, Inc. 1565 Buchanan Trail East Shady Grove PA 17256-0021 (717) 593-5001 (telecopier) (717) 593-5190 (telephone) Attention: General Counsel with a copy to:
Skadden, Arps, Slate, Meagher & Flom (Illinois) 333 West Wacker Drive Chicago, Illinois 60606 Attn: Brian W. Duwe (312) 407-0411 (telecopier) (312) 407-0700 (telephone)

or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this section shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable Law.

        12.4    Headings.    The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

        12.5    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        12.6    Entire Agreement.    This Agreement, including the Company Disclosure Schedules and the Acquiror Disclosure Schedules, and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties, with respect to the subject matter hereof and thereof.

        12.7    Assignment.    This Agreement and all of the provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but neither this Agreement, nor any of the rights, interests, or obligations hereunder shall be assigned by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties.

        12.8    Parties in Interest.    This Agreement shall be, except as provided in Section 9.8(c), binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        12.9    Failure or Indulgence Not Waiver; Remedies Cumulative.    No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, agreement or covenant herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

        12.10    Governing Law.    This Agreement and the agreements, instruments and documents contemplated hereby will be governed by and construed in accordance with the Laws of the State of Delaware without regard to the conflicts of law provision thereof.

        12.11    Counterparts.    This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GROVE INVESTORS, INC.
By:	/s/ JEFFRY D. BUST Name: Jeffry D. Bust Title: Chairman and CEO
THE MANITOWOC COMPANY, INC.
By:	/s/ MAURICE D. JONES Name: Maurice D. Jones Title: General Counsel and Secretary
GIRAFFE ACQUISITION, INC.
By:	/s/ MAURICE D. JONES Name: Maurice D. Jones Title: Secretary

EXHIBIT A

Grove Investors, Inc.
Affiliate Letter

The Manitowoc Company, Inc.
500 South 16th Street
Manitowoc, WI 54221

Ladies and Gentlemen:

        I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Grove Investors Inc., a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of March 18, 2002 (the "Merger Agreement"), between the Company, The Manitowoc Company, Inc., a Wisconsin corporation ("Acquiror"), and Giraffe Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub"), Merger Sub will be merged with and into the Company (the "Merger").

        As a result of the Merger, I may receive shares of common stock, par value $.01 per share, of Acquiror (the "Acquiror Common Stock") in exchange for shares owned by me of common stock, par value $1.00 per share, of the Company (or upon the exercise of options for such shares of the Company).

        I hereby represent and warrant to, and covenant with, Acquiror that in the event I receive any Acquiror Common Stock as a result of the Merger:

          1.    I shall not make any sale, transfer or other disposition of the Acquiror Common Stock in violation of the Securities Act or the Rules and Regulations.

          2.    I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Acquiror Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

          3.    I have been advised that the issuance of Acquiror Common Stock to me pursuant to the Merger has been, or will be, registered with the Commission under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the stockholders of the Company, (i) I may be deemed to have been an affiliate of the Company and (ii) the distribution by me of the Acquiror Common Stock has not been registered under the Securities Act, I may not sell, transfer or otherwise dispose of the Acquiror Common Stock issued to me in the Merger unless (x) such sale, transfer or other disposition has been registered under the Securities Act, (y) such sale, transfer or other disposition is made in conformity with Rule 145 (as such rule may be hereafter amended) of the Rules and Regulations, or (z) Acquiror shall have received either an opinion of counsel, which opinion and counsel shall be reasonably acceptable to Acquiror, or a "no action" letter obtained by me from the staff of the Commission, to the effect that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

          4.    I understand that [, except as set forth in the Stock Restriction and Registration Rights Agreement, dated as of [                        ], 2002, between Acquiror and certain shareholders of the Company,] Acquiror is under no obligation to register the sale, transfer or other disposition of the Acquiror Common Stock by me or on my behalf under the Securities Act or, except as provided below, to take any other action necessary in order to make compliance with an exemption from such registration available.

          5.    I also understand that there will be placed on the certificates for the Acquiror Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES, AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

          6.    I also understand that unless the transfer by me of my Acquiror Common Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Acquiror reserves the right to place the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

        It is understood and agreed that the legends set forth in paragraphs 5 and 6 above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Securities Act or this Agreement. It is understood and agreed that such legends referred to above will be removed if (i) evidence or representations satisfactory to Acquiror that the Acquiror Common Stock represented by such certificates are being or have been sold in a transaction made in conformity with the provisions of Rule 145(d) (as such rule may be hereafter amended), (ii) Acquiror has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Acquiror, or a "no action" letter obtained by me from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Securities Act no longer apply to me, (iii) one year shall have elapsed from the date I acquired the Acquiror Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to me, or (iv) two years shall have elapsed from the date I acquired the Acquiror Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to me.

        By Acquiror's acceptance of this letter, Acquiror hereby agrees for so long as and to the extent necessary to permit me to sell the Acquiror Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Acquiror shall (a) use its reasonable efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) furnish to me upon request a written statement as to whether Acquiror has complied with such reporting requirements during the 12 months preceding any proposed sale of the Acquiror Common Stock by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. Acquiror hereby represents to me that it has filed all reports required to be filed with the Commission under Section 13 of the Exchange Act during the preceding 12 months.

        This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware. This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

        Execution of this letter should not be considered an admissions on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,
Accepted this day of , 2002 by
THE MANITOWOC COMPANY, INC.
By:
Name:
Title:

ANNEX B

STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT
Dated as of                , 2002
By and Among
The Manitowoc Company, Inc.
and
The Shareholders Listed
On The Signature Pages Hereto

i

STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT

        THIS STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made as of            , 2002, by and among The Manitowoc Company Inc. (together with its successors, the "Company") and each of the shareholders of the Company listed on the signature pages hereof and such other shareholders of the Company as may, from time to time, become parties to this Agreement in accordance with the provisions hereof (collectively, the "Shareholders").

RECITALS

        WHEREAS, the Company and Grove Investors, Inc. ("Grove") are parties to that certain Agreement and Plan of Merger dated as of March 18, 2002 (the "Merger Agreement") pursuant to which a wholly owned subsidiary of the Company will merge with and into Grove (the "Merger") and Grove will become a wholly owned subsidiary of the Company and the Shareholders will acquire newly issued or treasury shares of Common Stock (as defined below); and

        WHEREAS, to induce the Shareholders to approve the Merger Agreement and the transactions described therein, the Company wishes to grant to the Shareholders the right to cause the Company to register for resale certain shares of Common Stock issued and issuable to the Shareholders; and

        WHEREAS, to induce the Company to enter into this Agreement, the Shareholders wish to make the representations and agree to the restrictions provided herein.

        NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

        As used in this Agreement, the following terms shall have the meanings specified:

        "1933 Act": the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as shall be in effect at the time.

        "1934 Act": the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as shall be in effect at the time.

        "Affiliate": with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

        "Approved Underwriter": as defined in Section 2.2(b) hereof.

        "Broker": as defined in Section 2.1(b) hereof.

        "Business Day": any day other than Saturdays, Sundays and days on which banking institutions located in Wisconsin are authorized by law or other governmental action to be closed, unless there shall have been an offering of the Common Stock registered under the 1933 Act, in which case "Business Day" shall mean (a) if the Common Stock is listed or admitted to trading on a national securities exchange, a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for business or (b) if the Common Stock is not so listed or admitted to trading, a day on which the New York Stock Exchange is open for business.

        "Closing Date": the date on which the transactions contemplated by the Merger Agreement are consummated in accordance with the terms thereof.

        "Common Stock": the common stock of the Company, par value $.01 per share, and any class of securities issued in exchange therefor or into which the Common Stock is converted.

        "Demand": as defined in Section 2.2(a) hereof.

        "Fully Diluted Basis": calculation of the number of securities of the Company after giving effect to (x) all shares of Common Stock then outstanding, (y) all shares of Common Stock issuable upon the exercise of any then outstanding option, warrant or similar right and (z) all shares of Common Stock issuable upon the exercise of any conversion or exchange right contained in any then outstanding security convertible into or exchangeable for shares of Common Stock.

        "Holder": any owner of Registrable Securities (including any Shareholder) or any assignee thereof pursuant to Section 2.7 hereof.

        "Holders' Counsel": one counsel for the selling Holders, which counsel shall be selected by a majority in interest of all participating Holders.

        "Person": an individual, a partnership, a limited liability partnership, a limited liability company, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.

        "Piggyback Registration": a registration of Registrable Securities pursuant to Section 2.3 hereof.

        "Registrable Securities": (i) all shares of Common Stock that the Company issues to the Shareholders pursuant to the terms of the Merger Agreement or issues upon exercise of any Acquiror Options (as such term is defined in the Merger Agreement) issued to Shareholders pursuant to the terms of the Merger Agreement; (ii) all shares of Common Stock issued as (or issued upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares described in clauses (i) and (iii) hereof; and (iii) any shares of Common Stock issued by way of a stock split of the shares described in the foregoing clauses (i) and (ii), excluding in all cases, however, any shares of Common Stock which (x) have been disposed of pursuant to the terms of Section 2.1(b) or (y) are registered under an effective registration statement under the 1933 Act covering such Registrable Securities.

        "Registration Expenses": all expenses incident to the Company's performance of, or compliance with, Sections 2.2 through 2.8 hereof, which shall include, without limitation, the following costs and expenses, whether or not the Company is otherwise expressly required to pay such amounts in Sections 2.2 through 2.8 hereof: (i) all registration, filing and NASD fees, (ii) all stock exchange listing fees, (iii) all fees and expenses of complying with securities or blue sky laws, (iv) all word processing, duplicating, printing and electronic filing expenses, (v) all messenger and delivery expenses, (vi) the fees and disbursements of Company's counsel and the Company's independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, (vii) premiums and other costs of policies of insurance (if any) against liabilities arising out of the public offering of the Registrable Securities being registered if the Company desires such insurance, (viii) any fees or disbursements of underwriters customarily paid by issuers or sellers of securities, including 50% of any underwriting discounts and commissions and transfer taxes, if any, and (ix) any expenses incurred for any "road show" or other marketing efforts undertaken by the underwriters.

        "Resale Registration Period": the period commencing 90 days after the Closing Date and continuing for a period of 12 calendar months thereafter, or, if earlier, until the date on which Holders hold fewer than 500,000 shares of Registrable Securities.

        "Resale Registration Statement": as defined in Section 2.2(a) hereof.

        "SEC": the U.S. Securities and Exchange Commission.

        "SEC Reports": all reports filed or to be filed by the Company with the SEC during the two years preceding the date of this Agreement pursuant to Section 13(a) or 15(d) of the 1934 Act, as such documents may have been amended or supplemented since the time of their filing, and including any such document filed with the SEC after the date hereof.

        "Shareholders Representative": as defined in Section 4.13 hereof.

        "Suspension Event": as defined in Section 2.2(d) hereof.

        "Suspension Notice": as defined in Section 2.2(d) hereof.

        "Suspension Period": as defined in Section 2.2(d) hereof.

ARTICLE 2
TRANSFER RESTRICTIONS; REGISTRATION RIGHTS

        Section 2.1    Restrictions on Sale.

        (a)  Transfer Restrictions Within Ninety Days of Closing Date.    Each Shareholder covenants and agrees that, prior to the commencement of the Resale Registration Period, such Shareholder will not, whether or not then prohibited by law or regulation, sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any option for the purchase of (collectively, a "Disposition") the Registrable Securities, nor will such Shareholder engage in any hedging transaction which would result in a Disposition of the Registrable Securities by the Shareholder. Such prohibited hedging transaction would include, without limitation, effecting any short sale (whether or not such short sale is against the box) of Registrable Securities or maintaining any short position in shares of Common Stock entered into subsequent to the execution of the Merger Agreement.

        (b)  Transfer During Resale Registration Period.    During the Resale Registration Period, if any Holder intends to effect a Disposition of any Registrable Securities other than pursuant to an underwritten offering or a Piggyback Registration as described in Sections 2.2 and 2.3, respectively, of this Agreement, such Holder shall effect such Disposition only through the broker selected by the Company from the list of pre-approved brokerage firms attached as Appendix A to this Agreement1 ("Broker") in secondary market transactions. The Broker shall aggregate all sale orders from holders received during any calendar week and shall execute those orders in such manner as the Broker determines is fair and appropriate during the following calendar week. Holders whose Registrable Securities are disposed of pursuant to this Section 2.1(b) shall receive, in consideration for each of their Registrable Securities, the average price of all Registrable Securities sold by the Broker pursuant to this Section 2.1(b) during the week their shares are disposed of by the Broker. The Broker will comply with standing instructions that the aggregate volume of Registrable Securities to be sold by it during any calendar week may not exceed twenty-five percent (25%) of the "average weekly trading volume" of the Company's publicly traded securities of the same class as the Registrable Securities (the "Resale Threshold") and that any such sales shall comply with the terms of Rule 145 under the Securities Act. For this purpose, "average weekly trading volume" shall mean the average weekly trading volume of the relevant class of the Company's securities on the national securities exchange or over-the-counter market on which they trade, calculated over the immediately preceding eight consecutive calendar weeks but excluding any Registrable Securities sold pursuant to this Agreement. If the Broker receives orders from Holders for the sale of Registrable Securities in excess of the Resale Threshold, then the Broker shall place and fill sale orders of Holders pro rata based on the orders received until the applicable limitation is reached (it being agreed and understood that any orders not sold because the Resale Threshold was exceeded for a particular calendar week shall be included in the aggregation of sale orders for the next following calendar week, except to the extent any such sale orders are withdrawn by Holders.)

(1)
Grove and the Company to agree on list of brokerage firms to be included on Appendix A.

        (c)  Permitted Dispositions.    Notwithstanding the foregoing, but subject to Section 2.7 hereof, the restrictions on Dispositions provided in this Article 2 shall not be applicable to any Disposition (i) by a Shareholder to any Affiliate of such Shareholder or (ii) by any Shareholder who is an individual, to a member of such Shareholder's immediate family, which shall include their spouse, siblings, parents, children or grandchildren.

        Section 2.2    Underwritten Offering.

        (a)  Demand Process.    At any time commencing 60 days from the date hereof, the Shareholders Representative, on behalf of Holders of at least 20% of the Registrable Securities to which this Agreement then applies, may request in writing (a "Demand") that the Company prepare and file a registration statement to effect the registration for resale under the 1933 Act of all or part of each such Holders' Registrable Securities and to facilitate an underwritten public offering of such Registrable Securities (the "Resale Registration Statement"). Upon its receipt of the Demand, the Company shall, subject to the provisions and limitations set forth in this Section 2.2:

            (i)  Within 5 days of receipt of the Demand, give written notice of the Demand to all Holders; and

          (ii)  File as soon as practicable, but not later than 30 days after receipt of the Demand, and use its best efforts to cause to become effective as soon as practicable thereafter, the Resale Registration Statement registering for offer and sale in the underwritten offering all Registrable Securities requested to be registered by the Holders who submitted the Demand and all other Registrable Securities for which Holders have requested such registration by written notice given to the Company within 20 days after the date on which the Company provided notice of the Demand to all Holders pursuant to the foregoing clause (i) of this Section 2.2(a); provided that the Company shall have no obligation to proceed with the filing of the Resale Registration Statement unless Holders have requested to sell the lesser of: (A) eighty percent (80%) of all Registrable Securities then covered by this Agreement; or (B) at least 500,000 shares of Registrable Securities. If fewer than such number of shares of Registrable Securities is requested to be included in the underwritten offering, then Holders shall not be deemed to have made a Demand and shall remain entitled to make a Demand during the Resale Registration Period as described in this Section 2.2.
  If the number of shares of Registrable Securities proposed for resale in such underwritten offering exceeds the amount that the Approved Underwriter determines is compatible with the success of the offering, then the number of shares of Registrable Securities each Holder will be entitled to have included in such underwritten public offering pursuant to this Section 2.2 shall be determined under the allocation procedures described in Section 2.3(b) hereof. Notwithstanding anything to the contrary in this Section 2.2(a), the Company shall not be obligated to file any Resale Registration Statement within 120 days following the completion of any Piggyback Registration under Section 2.3 in which any Holder is permitted to sell any Registrable Securities.
  Holders collectively shall be entitled to only one Demand under this Agreement, and a registration shall not be deemed to constitute a Demand until the completion of any underwritten offering made in response to a Demand;   provided, however, that a registration shall not constitute a Demand if (i) such registration constitutes a Piggyback Registration initiated by the Company in response to a Demand as provided in Section 2.2(c); or (ii) any and all shares of Common Stock sought to be included by Holders in such underwritten public offering are not included in such underwritten public offering as a result of the limitations included in Section 2.3(b).

        (b)  Underwriter.    The managing underwriter for any such underwritten public offering shall be selected from the list of pre-approved underwriting firms attached as Appendix B to this Agreement by the Holders of a majority of the Registrable Securities proposed to be sold in such offering (such underwriter being, the "Approved Underwriter").2 All Holders who have timely indicated their intention to distribute their Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter selected for such underwriting, such agreement to be satisfactory in substance and form to the Company, the

(2)
Grove and the Company to agree on list of underwriters to be included on Appendix B.

Shareholders Representative and the underwriter, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of this type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.6. The Shareholders Representative may, on behalf of Holders of Registrable Securities to be distributed by such underwriters, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Holders. Any such Holder shall not be required to make any representations or warranties to, or agreements with, the Company or the underwriters other than representations and warranties contained in a writing furnished by such Holder expressly for use in such registration statement or agreements regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of distribution.

        (c)  Conversion to Piggyback Registration.    Subject to the restrictions included in Section 2.3(b), the Company shall have the right to sell newly issued or treasury shares in any underwritten public offering pursuant to this Section 2.2. The Company shall indicate its election to so participate in such underwritten public offering by providing written notice of its intention to do so no later than ten Business Days following its receipt of a Demand. If the Company elects to so participate in such underwritten public offering, then the underwritten public offering shall be deemed a Piggyback Registration subject to the provisions of Section 2.3 of this Agreement.

        (d)  Deferral or Suspension.    Notwithstanding the foregoing, if the Company shall furnish to the Holders a certificate signed by the chief executive officer of the Company (a "Suspension Notice") stating that, in the good faith judgment of the Board of Directors of the Company, an event or condition has occurred and is continuing as a result of which publicly available information concerning the Company contains or would contain an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading (a "Suspension Event") and that disclosure of the Suspension Event at such time would be materially detrimental to the Company or its shareholders or that the Company is engaged in a material transaction which would be adversely affected in any material respect by the underwritten offering, then the Company may defer filing the Resale Registration Statement for a reasonable period of time which shall be as short as practicable, but in any event not in excess of 90 days (a "Suspension Period"); provided, however, that the Company may exercise its suspension rights under this Section 2.2(d) only one (1) time during any 12 month period. The parties agree that a Suspension Event may include, and a Suspension Notice may be given with respect to, without limitation, a previously undisclosed proposed or pending material business transaction, the disclosure of which would have a material adverse effect on the Company's ability to consummate the transaction. If the Company shall so postpone the filing of a registration statement, the Holders of Registrable Securities to be registered shall have the right to withdraw the request for registration by giving written notice from the Holders of a majority of the Registrable Securities that were to be registered to the Company within 15 days after receipt of the notice of postponement or, if earlier, the termination of such Suspension Period; provided, however, that if a request for registration is so withdrawn, holders of

Registrable Securities will be precluded from making any Demand until the completion of the Suspension Period. The Company shall not be entitled to initiate a Suspension Period unless it shall (A) to the extent permitted by agreements with other security holders of the Company, concurrently prohibit sales by such other security holders under registration statements covering securities held by such other security holders and (B) in accordance with the Company's policies from time to time in effect, forbid purchases and sales in the open market by senior executives of the Company.

        (e)  Expenses.    The Company shall bear and pay all Registration Expenses in connection with the Resale Registration Statement, whether or not such Resale Registration Statement becomes effective.

        Section 2.3    Piggyback Registration.

        (a)  Exercise.    If at any time after the Closing Date and prior to the expiration of the Resale Registration Period, the Company proposes to register any Common Stock under the 1933 Act (other than (i) a registration relating solely to the sale of securities to participants in a Company stock plan, (ii) a registration relating solely to a transaction described in Rule 145 under the 1933 Act, (iii) a registration on any form that may not be used for the Registrable Securities, (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered or (v) a registration on the Resale Registration Statement), whether for its own account or for the account of any holder of securities, the Company shall promptly, but not later than 30 days prior to the initial filing of such registration statement, give each Holder written notice of such registration setting forth the intended method of disposition, the maximum proposed offering price, commissions and discounts in connection therewith and other relevant information. Upon the written request of any Holder given within 10 Business Days after the giving of such notice by the Company, the Company shall, subject to the provisions of this section, cause to be registered under the 1933 Act all of the Registrable Securities which such Holders request to be registered by inclusion of such Registrable Securities in the registration statement which covers the securities which the Company proposes to register; provided, that if, at any time after giving written notice pursuant to this Section 2.3(a) of its intention to register any Common Stock and prior to the effective date of the registration statement filed in connection therewith, the Company shall determine for any reason either not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Holder and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.

        (b)  Underwriting; Limitation due to Marketing Factors.    If the Company at any time proposes to register any of its securities under the 1933 Act as contemplated by this Section 2.3 and such securities are to be distributed by or through one or more underwriters, the Company will (i) enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of such type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.6 hereof and (ii) if requested by any Holder as provided in Section 2.3(a) and subject to the provisions of this Section 2.3(b), arrange for such underwriters to include all the Registrable Securities to be offered and sold by such Holder among the securities to be distributed by such underwriters. In connection with any underwritten offering pursuant to a registered offering under Section 2.2 or Section 2.3 hereof, the Company shall not be required to include any of a Holder's Registrable Securities in such registration unless such Holder accepts the terms of the underwriting as agreed upon between the Company, the Shareholders Representative and the underwriters thereof. Notwithstanding the foregoing, no underwriting agreement (or other agreement in connection with such offering) shall require any Holder of Registrable Securities to make any representations or warranties to or agreements with the Company or the underwriters other than representations and warranties contained in a writing furnished by such Holder expressly for use in the related registration statement or agreements regarding such Holder, such Holder's Registrable Securities and such Holder's intended method of distribution and any other representation required by law. Notwithstanding any other provision of Section 2.2 or this Section 2.3, if the Approved Underwriter or the managing underwriter, as applicable, for any underwritten public offering to be effected pursuant to either said Section shall advise the Company in writing that the number of shares of Common Stock sought to be included in such underwritten offering (including those sought to be offered by the Company, those sought to be offered by Holders of Registrable Securities and those sought to be offered by other shareholders of the Company) exceeds that number which is compatible with the success of the offering (said compatible number being referred to herein as the "Maximum Number"), then the Maximum Number of shares of Common Stock to be included in such underwritten offering shall be allocated in the following order until the Maximum Number is fully allocated:

            (i)  Shares will first be allocated equally between the Company and all Holders (taken together as a group) who have elected to sell Registrable Securities in the offering until either the total number of shares of Common Stock proposed to be sold by the Company has been reached or the aggregate number of Registrable Securities proposed to be sold by all Holders has been reached;

          (ii)  Shares will next be allocated to either the Company or to the Holders, as the case may be, until the total number of shares it/they propose to sell in the offering has been reached; and

          (iii)  Shares will then be allocated to all other shareholders of the Company proposing to sell shares of Common Stock in the underwritten offering, pro rata based on the number of shares of Common Stock proposed to be sold by each such shareholder.

        If the number of shares of Registrable Securities to be sold in the underwritten offering which are allocated to the selling Holders is less than the total number of Registrable Securities proposed to be sold by such Holders, then the number of shares of Registrable Securities allocated for sale by Holders in the underwritten offering shall be allocated among the selling Holders pro rata based on the number of shares of Registrable Securities proposed to be sold in the underwritten offering by each such Holder.

        (c)  Expenses of Piggyback Registration.    The Company shall bear and pay all Registration Expenses incurred in connection with a Piggyback Registration, whether or not such Piggyback Registration becomes effective.

        (d)  Selection of Underwriters.    If Holders of Registered Securities request to include any Registrable Securities in any Piggyback Registration of Registrable Securities in the form of an underwritten offering, the Shareholders Representative and the Company shall confer and cooperate in selecting the managing underwriters of such underwritten offering; provided, however that in the event the parties are unable to agree on a managing underwriter, the Company shall determine the managing underwriter which shall be reasonably acceptable to the Shareholders Representative.

        Section 2.4    Obligations of the Company in Connection with a Registration.

        Whenever required hereunder to cause, or to use its best efforts to effect, the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible (and in the case of Demands, within the time periods required by Section 2.2(a)):

        (a)  Prepare and file with the SEC a registration statement on the appropriate form to effect the registration of such Registrable Securities and use its best efforts to cause such registration statement to become effective and remain effective until the distribution contemplated in the registration statement has been completed; provided, that before filing such registration statement, the Company will furnish Holder's Counsel copies of all such documents proposed to be filed, which documents will be subject to the review and comments of such counsel.

        (b)  Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to keep such registration statement effective and to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statements.

        (c)  Furnish to the Holders and each underwriter, if any, of the securities being sold by each seller of Registrable Securities such numbers of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all schedules and exhibits), such numbers of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the 1933 Act, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by sellers of such Registrable Securities.

        (d)  Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders and any underwriter, to keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such seller and underwriter to consummate the disposition in such jurisdictions of the securities owned by such seller; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions wherein it would not but for the requirements of this paragraph (d) be obligated to be so qualified.

        (e)  Notify the Shareholders Representative at any time when a prospectus relating thereto is required to be delivered under the 1933 Act upon the discovery that, or the happening of any Suspension Event or any other event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, except during a Suspension Period, at the request of any Holder, the Company will prepare and furnish to the Holders and each underwriter, if any, of the securities being sold by each seller of Registered Securities a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in light of the circumstances then existing.

        (f)    Cause all such Registrable Securities to be listed on each securities exchange or automated inter-dealer quotation system on which similar securities issued by the Company are then listed.

        (g)  Provide and cause to be maintained a transfer agent, registrar and CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

        (h)  Use its best efforts to comply with all applicable rules and regulations of the SEC, and make generally available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 thereunder and furnish to Holders' Counsel at least five Business Days prior to the filing thereof a copy of any amendment or supplement to such registration statement or prospectus, which documents will be subject to the review and comments of Holders' Counsel.

        (i)    Permit any Holder which, in such Holder's reasonable judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such Holder, the Company and their respective counsel should be included.

        (j)    Notify the Shareholders Representative in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction, and (except during a Suspension Period) use its best efforts to obtain the prompt withdrawal of such order.

        (k)  Use its best efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities.

        (l)    Participate in and facilitate any marketing efforts engaged in by underwriters in connection with the public offering of Registrable Securities, including, without limitation, upon reasonable notice from the underwriters, causing senior management of the Company to (i) participate in any "road show" or other selling efforts by the underwriters and (ii) take reasonable steps necessary to facilitate the success of such selling efforts.

        Section 2.5    Information.

        (a)  It shall be a condition precedent to the obligations of the Company to take any action hereunder with respect to the Registrable Securities of any Holder that such Holder furnish to the Company such information reasonably requested in writing by the Company regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

        (b)  In connection with the preparation and filing of each registration statement under the 1933 Act pursuant to this Agreement, the Company will give the Shareholders Representative and the Holders' Counsel (and their accountants), and underwriters for the participating Holders of Registrable Securities (and their counsel and accountants), if any, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, shall make available to each of them financial and other records and corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all other information reasonably requested by any such Person as shall be necessary, in the opinion of such Holders' Counsel and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the 1933 Act.

        (c)  If any registration statement refers to any Holder by name or otherwise as the holder of any securities of the Company, then the Shareholders Representative shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to the relevant Holder, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the 1933 Act, the deletion of the reference to such Holder.

        Section 2.6    Indemnification and Contribution.    In the event any Registrable Securities are included in a registration statement hereunder:

        (a)  The Company will indemnify and hold harmless each Holder, the officers, directors, partners and members of each Holder, any underwriter (as defined in the 1933 Act) for such Holder, each Person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the 1934 Act and the Shareholders Representative (each, a "Company Indemnified Person"), against any losses, claims, damages, or liabilities (joint or several) to which they or any of them may become subject under the 1933 Act, the 1934 Act or any other federal or state laws, or otherwise, whether direct or indirect, including without limitation any obligation to indemnify any underwriter against any such losses, claims, damages, or liabilities, in each case insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus, summary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities laws, or any rule or regulation promulgated under any of the foregoing, and the Company will pay to each Company Indemnified Person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon, and in strict conformity with, written information furnished expressly for use in connection with such registration by any such Company Indemnified Person.

        (b)  Each selling Holder, by requesting securities to be covered by any registration statement hereunder, agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement and each Person, if any, who controls the Company within the meaning of the 1933 Act, (each, a "Holder Indemnified Person"), against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the 1933 Act, the 1934 Act, or any other federal or state laws or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in strict conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any Holder Indemnified Person, in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 2.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the indemnifying Holder, which consent shall not be unreasonably withheld; and provided further, that, in no event shall any selling Holder's liability under this Section 2.6(b) exceed the proceeds received by such Holder from the offering.

        (c)  Promptly after receipt by an indemnified party under this Section 2.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, to the extent prejudicial to its ability to defend such action, shall relieve such indemnifying party of liability to the indemnified party under this Section 2.6 only to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.6. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

        (d)  If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the provisions contained in the first sentence of paragraph (a) of this Section 2.6, and in no event shall the obligation of any indemnifying party to contribute under this paragraph (d) exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under paragraphs (a) or (b) of this Section 2.6 had been available under the circumstances.

        (e)  The Company and the Holders agree that it would not be just and equitable if contribution pursuant to Section 2.6(d) were determined by pro rata allocation (even if the Holders and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph and any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

        (f)    Notwithstanding the provisions of Section 2.6(d), no Holder or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any such Holder, the net proceeds received by such Holder from the sale of Registrable Securities or (ii) in the case of an underwriter, the total price of which the Registrable Securities purchased by it and distributed to the public exceeds in any such case the amount of any damages that such Holder or underwriter has otherwise been required to pay by reason of the Violation giving rise to such loss, liability, claim, damage, or expense. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

        (g)  The obligations of the Company and Holders under this Section 2.6 shall survive the completion of any offering of Registrable Securities in a registration statement hereunder, and otherwise.

        Section 2.7    Assignment of Registration Rights.    The rights to cause the Company to register Registrable Securities pursuant hereto shall be automatically transferred upon a transfer of Registrable Securities in accordance with Section 2.1(c). Any Person to whom such Registrable Securities have been transferred shall be required to exercise a counterpart to this Agreement agreeing to be treated as a Holder of Registrable Securities, whereupon such transferee shall have the benefits of, and shall be subject to, the terms of this Agreement as if such assignee had originally been a party hereto.

        Section 2.8    "Market Stand-Off" Agreement.    Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of Common Stock (or other securities) of the Company, sell or otherwise transfer or dispose of any Registrable Securities in a market transaction during the seven days prior to and 60 days following the effective date of a registration statement of the Company filed under the 1933 Act, but only if:

        (a)  The Holders are entitled under Section 2.2 or Section 2.3 to participate in such registration (provided that such agreement shall not apply to any shares which are included in any such registration); and

        (b)  All officers and directors of the Company and shareholders who beneficially own more than 5% of the Company's outstanding Common Stock (determined on a Fully Diluted Basis) and all other Persons with registration rights (whether or not pursuant to this agreement) enter into similar agreements.

        In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder (and the shares or securities of every other person subject to the foregoing restriction) during the period in which such shares are restricted pursuant to this Section 2.8.

        Section 2.9    Termination of Registration Obligation.    The Company's obligation to afford registration rights to any Holder pursuant to a Demand or a Piggyback Registration as provided in Section 2.2 and Section 2.3 of this Agreement shall expire at the expiration of the Resale Registration Period.

ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDERS

        Each Shareholder hereby represents and warrants to, and covenants with, the Company that:

        Section 3.1    Authority.    The Shareholder has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, and upon execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Shareholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements herein may be legally unenforceable.

        Section 3.2    Legend.    (a) The Shareholder will not make any sale of the Registrable Securities without complying with the provisions of this Agreement and without causing the prospectus delivery requirements of the 1933 Act, if applicable, to be satisfied. The Shareholder acknowledges that the certificates evidencing the Registrable Securities will bear a legend substantially as follows and that there may be times when the Company determines that the Shareholder must suspend the use of the Resale Registration Statement as provided elsewhere in this Agreement:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTIONS IN ACCORDANCE WITH A STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT, A COPY OF WHICH IS ON FILE WITH THE CORPORATION. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT IN COMPLIANCE WITH SUCH AGREEMENT."

        (b)  The Company shall remove the legend set forth in Section 3.2(a) by delivery of substitute certificates without such legend if such legend is not required for the purposes of this Agreement.

        Section 3.3    Notification.    The Holder will notify the Company promptly of the resale or other Disposition of any of its Registrable Securities, other than sales following the lapse or termination of all transfer restrictions provided in this Agreement, and the Holder will furnish any information reasonably requested by the Company to evidence compliance with this Agreement.

ARTICLE 4
MISCELLANEOUS

        Section 4.1    Successors and Assigns.    Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

        Section 4.2    No Inconsistent Agreements.    The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement, including, without limitation, entering into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder (i) to include such securities in any registration filed under Section 2.2 or Section 2.3 hereof, unless the terms of such agreement with such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of its securities will not reduce the amount of the Registrable Securities which are included, or (ii) to make a demand registration where such registration statement is declared effective prior to within one hundred twenty (120) days of the effective date of any registration effected pursuant to Section 2.2.

        Section 4.3    Remedies.    Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be a complete and adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

        Section 4.4    Governing Law.    This Agreement shall be governed by and construed under the laws of the State of Wisconsin, applicable to contracts made and performed in such state, disregarding such state's principles of conflicts of laws which would otherwise provide for the application of the substantive laws of another jurisdiction.

        Sectin 4.5    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        Section 4.6    Titles and Subtitles.    The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

        Section 4.7    Notices.    Unless otherwise provided, any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon the earliest of (i) the date of personal delivery to the party to be notified, (ii) the date of facsimile delivery with a confirmation copy sent simultaneously by (A) registered or certified mail, postage prepaid, or (B) overnight delivery with a nationally recognized overnight carrier, shipping charges prepaid (iii) one Business Day after deposit for overnight delivery with a nationally recognized overnight courier, shipping charges prepaid, or (iv) four days after deposit with the United States Post Office by registered or certified mail, postage prepaid. Such notices shall be addressed to the appropriate party to the attention of the person who executed this Agreement at the address and, as appropriate, the facsimile number, set forth under such party's signature below (or to the attention of such other person or to such other address or facsimile number as such party shall have furnished to each other party in accordance with this Section 4.7).

        Section 4.8    Expenses.    If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

        Section 4.9    Amendments and Waivers.    Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived, only with the written consent of the Company and the Shareholders Representative (with the written approval of holders of sixty six and two-thirds percent (66 2/3%) of the Registrable Securities then outstanding), provided that no such amendment or waiver shall be effective with respect to the rights of any Holder in respect of any registration effected prior to such amendment or waiver without the written consent of such Holder. Except as provided in the preceding sentence, any amendment or waiver effected in accordance with this Section 4.9 shall be binding upon each Holder of any Registrable Securities then outstanding, each future Holder of all such Registrable Securities, and the Company. Notwithstanding the foregoing, a waiver or consent with respect to a matter which relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a registration statement and which does not directly or indirectly affect the rights of other Holders may be given by the Holders of a majority of the Registrable Securities being sold.

        Section 4.10    Severability.    If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

        Section 4.11    Entire Agreement.    This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

        Section 4.12    Survival of Representations, Warranties and Agreements.    Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Shareholders herein and in the certificates representing the Registrable Securities delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Shareholder of the Registrable Securities and the consummation and closing of the Merger Agreement.

        Section 4.13    Shareholders Representative.

          (a)  JPMorgan Chase Bank is hereby appointed as agent and attorney-in-fact (the "Shareholders Representative") for each Shareholder, for and on behalf of the Shareholders, to take such actions as are authorized under the terms of this Agreement. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Shareholders Representative shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any Holder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Shareholders Representative. The Shareholders Representative may resign as Shareholders Representative upon not less than fifteen (15) business days prior written notice to the Company and to Holders of the Registrable Securities to which this Agreement then applies. The Shareholders Representative may be removed as Shareholders Representative by the Shareholders from time to time, upon not less than ten (10) days prior written notice to the Company; provided, however, that the Shareholders Representative may not be removed unless Holders of a majority of the Registrable Securities to which this Agreement then applies agree to such removal and to the identity of a substituted shareholders' representative (such substituted shareholders' representative then being deemed the "Shareholders Representative"). Upon the resignation or removal of the Shareholders Representative, the Shareholders Representative's rights, powers and duties as Shareholders Representative shall be terminated, without any further act or deed on the part of the Shareholders Representative or any of the parties to this Agreement or any Holders. Any vacancy in the position of the Shareholders Representative may be filled by approval of the Holders of a majority of the Registrable Securities to which this Agreement then applies. After any retiring Shareholders Representative's resignation or removal as Shareholders Representative, the provisions of this Section 4.13 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Shareholders Representative under this Agreement. No bond shall be required of the Shareholders Representative. The Shareholders Representative shall not receive compensation for services performed pursuant to the terms of this Agreement.

          (b)  Neither the Shareholders Representative nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be liable for any act done or omitted hereunder as Shareholders Representative, provided that such act is not taken in bad faith or with gross negligence. The Shareholders shall severally and ratably (based on the proportion that the number of Registrable Securities owned by the Shareholder bears to the total number of Registrable Securities then subject to this Agreement) indemnify the Shareholders Representative and hold it harmless against any losses, claims, damages, liabilities or expenses incurred without gross negligence or bad faith on the part of the Shareholders Representative and relating to, arising out of or in connection with the acceptance or administration of its duties hereunder, and shall reimburse the Shareholders Representative for any reasonable out-of-pocket expenses incurred by the Shareholders Representative in connection with services performed pursuant to the terms of this Agreement. The obligations of the Shareholders under this paragraph shall survive the completion of any offering of Registrable Securities in a registration statement hereunder and any termination of this Agreement.

          (c)  The Shareholders Representative shall have reasonable access to information about Grove, the Company and its other affiliates and the reasonable assistance of officers and employees of the Company and its affiliates for purposes of performing its duties and exercising its rights hereunder; provided, that the Shareholders Representative shall treat confidentially and, subject to applicable law, not disclose any nonpublic information from or about the Company or its affiliates to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

          (d)  The Shareholders Representative shall be entitled to rely, and shall be fully protected in relying upon, any written instrument, resolution, notice, consent, affidavit, letter, telecopy, telex or teletype message, statement, order or other writing reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon the advice and statements of legal counsel (including counsel to the Company) and other experts reasonably selected by the Shareholders Representative. The Shareholders Representative shall be fully justified in failing or refusing to take any action under this Agreement unless it shall first receive such advice or concurrence of the Holders as it reasonably deems appropriate. A decision, act, consent or instruction of the Shareholders Representative taken or given in accordance with the terms of this Agreement shall constitute a decision of all Shareholders on behalf of whom it is acting and shall be final, binding and conclusive upon each such Shareholder, and the Company may rely thereon, and the Shareholders Representative shall in all cases be fully protected in so acting, or in refraining from so acting unless the Shareholders Representative is acting in bad faith or with gross negligence.

          (e)  With respect to any Registrable Securities owned by the Shareholders Representative, the Shareholders Representative shall have the same rights and powers under this Agreement as any Shareholder and/or Holder and may exercise the same as though it were not the Shareholders Representative, and the terms "Shareholder" and "Holder" shall include the Shareholders Representative in its individual capacity.

REGISTRATION RIGHTS AGREEMENT
SIGNATURE PAGE

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:	THE MANITOWOC COMPANY, INC.
By: Name: Title: Address: Facsimile No.:
SHAREHOLDERS REPRESENTATIVE:	JPMORGAN CHASE BANK
By: Name: Title: Address: Facsimile No.:
SHAREHOLDER:	By: Name: Title: Address: Facsimile No.:
Number of Shares Included: Custodian (if shares held in "Street Name"):

Appendix A

List of Pre-Approved Brokerage Firms
Credit Suisse First Boston Corporation
Deutsche Bank Alex. Brown
Salomon Smith Barney Inc.

Appendix B

List of Pre-Approved Underwriting Firms
Deutsche Bank Alex. Brown
Credit Suisse First Boston Corporation
Salomon Smith Barney Inc.
Morgan Stanley Dean Witter & Co.
Goldman, Sachs & Co.
Merrill Lynch & Co., Inc.
J.P. Morgan Chase & Co.
Bear Stearns & Co. Inc.
Lehman Brothers Inc.
Robert W. Baird & Co.

ANNEX C

DELAWARE GENERAL CORPORATION LAW
SECTION 262. APPRAISAL RIGHTS.

        (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sec. 251 (other than a merger effected pursuant to Sec. 251(g) of this title), Sec. 252, Sec. 254, Sec. 257, Sec. 258, Sec. 263 or Sec. 264 of this title:

          (1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Sec. 251 of this title.

          (2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)  Appraisal rights shall be perfected as follows:

          (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)  If the merger or consolidation was approved pursuant to Sec. 228 or Sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D

[SALOMON SMITH BARNEY INC. LETTERHEAD]

         March 18, 2002

The Board of Directors
Grove Investors, Inc.
1565 Buchanan Trail East
Shady Grove, Pennsylvania 17256
Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Grove Investors, Inc. ("Grove") of the Exchange Ratio (as defined below) set forth in an Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among Grove, The Manitowoc Company, Inc. ("Manitowoc") and GIRAFFE Acquisition, Inc. (the "Merger Sub"). As more fully described in the Merger Agreement, (1) Merger Sub will be merged with and into Grove (the "Merger") and (2) each outstanding share of the common stock, par value $1.00 per share, of Grove (the "Grove Common Stock") will be converted into the right to receive from Manitowoc a number of shares (the "Exchange Ratio") of common stock, par value $.01 per share, including the Acquiror Rights (as defined in the Merger Agreement) associated therewith, of Manitowoc (the "Manitowoc Common Stock"), based on the Average Closing Sales Price (as defined in the Merger Agreement) for the ten (10) consecutive New York Stock Exchange ("NYSE") trading days ending on and including the NYSE trading day that is two NYSE trading days prior to the Effective Date (as defined in the Merger Agreement) (the "Determination Period"), determined as follows:

          (A)  if the Average Closing Sales Price for the Determination Period is greater than $31.20 and less than $42.21, then the Exchange Ratio shall equal $14.00 divided by the Average Closing Sales Price for the Determination Period;

          (B)  if the Average Closing Sales Price for the Determination Period is equal to or less than $31.20, then the Exchange Ratio shall equal 0.4487; or

          (C)  if the Average Closing Sales Price for the Determination Period is equal to or greater than $42.21, then the Exchange Ratio shall equal 0.3317.

        In connection with the Merger, we understand that Manitowoc and certain shareholders of Grove (the "Shareholders") will enter into a Stock Restriction and Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which (1) Manitowoc will agree to register for resale certain shares of Manitowoc Common Stock issued and issuable to the Shareholders in the Merger and (2) the Shareholders will agree not to transfer such shares of Manitowoc Common Stock prior to the commencement of the Resale Registration Period (as defined in the Registration Rights Agreement).

        In arriving at our opinion, we reviewed a draft of each of the Merger Agreement and the Registration Rights Agreement, in each case dated March 18, 2002, and held discussions with certain senior officers, directors and other representatives and advisors of Grove and certain senior officers and other representatives and advisors of Manitowoc, concerning the businesses, operations and prospects of Grove and Manitowoc. We examined certain business and financial information relating to Grove and certain publicly available business and financial information relating to Manitowoc, as well as certain financial forecasts and other information and data for Grove which were provided to or otherwise discussed with us by the management of Grove. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Manitowoc Common Stock; the historical and projected earnings and other operating data of Grove and Manitowoc; and the capitalization and financial condition of Grove and Manitowoc.

D-1

        We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Grove and Manitowoc. We also evaluated the pro forma financial impact of the Merger on Manitowoc. In connection with our engagement, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or a part of Grove. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Grove that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Grove as to the future financial performance of Grove. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes.

        Our opinion, as set forth herein, relates to the relative values of Grove and Manitowoc. We are not expressing any opinion as to what the value of the Manitowoc Common Stock actually will be when issued pursuant to the Merger or the price at which the Manitowoc Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Grove or Manitowoc, nor have we made any physical inspection of the properties or assets of Grove or Manitowoc. Representatives of Grove have advised us, and we have assumed, that the final terms of each of the Merger Agreement and the Registration Rights Agreement will not vary materially from those set forth in the drafts reviewed by us. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Grove or the effect of any other transaction in which Grove might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

        Salomon Smith Barney Inc. has acted as financial advisor to Grove in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Manitowoc for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Grove, Manitowoc and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Grove in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matters relating to the proposed Merger.

        Based upon our experience as investment bankers, our work as described above and other factors we deemed relevant, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Grove Common Stock.

                      Very truly yours,
                      /s/ SALOMON SMITH BARNEY INC.

D-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Wisconsin Law.    The Manitowoc Company, Inc. is incorporated under the Wisconsin Business Corporation Law (the "WBCL").

        Under Section 180.0851(1) of the WBCL, Manitowoc is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of The Manitowoc Company, Inc. In all other cases, Manitowoc is required by Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of Manitowoc, unless it is determined that he or she breached or failed to perform a duty owed to Manitowoc and the breach or failure to perform constitutes:

  •
  a willful failure to deal fairly with Manitowoc or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

  •
  a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

  •
  a transaction from which the director or officer derived an improper personal profit; or

  •
  willful misconduct.

Section 180.0858(1) provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under Manitowoc's articles of incorporation, bylaws, any written agreement or a resolution of the board of directors or shareholders.

        Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

        Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

        Under Section 180.0833 of the WBCL, directors of Manitowoc against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein.

        Bylaws.    Article IV of Manitowoc's bylaws contains provisions that generally parallel the indemnification provisions of the WBCL and cover certain procedural matters not dealt with in the WBCL. Furthermore, certain officers of Manitowoc are also officers of subsidiaries of Manitowoc and, as a result, such officers may be entitled to indemnification pursuant to provisions of such subsidiaries' governing corporate laws, articles of incorporation and bylaws. Manitowoc has also executed an indemnity agreement with each of its directors and its executive officers which provides certain indemnity rights to such individuals.

        Insurance.    Directors and officers of Manitowoc are covered by directors' and officers' liability insurance under which they are insured (subject to certain exceptions and limitations specified in the policy) against expenses and liabilities arising out of proceedings to which they are parties by reason of being or having been directors or officers, including liabilities under the Securities Act of 1933.

Item 21. Exhibits.

        See Exhibit Index following the Signatures page in this registration statement, which Exhibit Index is incorporated herein by reference.

Item 22. Undertakings.

        The undersigned registrant hereby undertakes (in accordance with the corresponding lettered undertakings in Item 512 of Regulation S-K):

          (a)  Rule 415 Offering. (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (g)(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2)  That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and tat, for purposes of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this Registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby further undertakes (in accordance with the corresponding lettered undertakings in Item 22 of Form S-4):

          (b)  To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (c)  To supply by means of a post-effect amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, State of Wisconsin, on June 25, 2002.

THE MANITOWOC COMPANY, INC.
By:	/s/ TERRY D. GROWCOCK Terry D. Growcock President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated.*

Signature	Title

/s/ TERRY D. GROWCOCK Terry D. Growcock	President and Chief Executive Officer and Director (principal executive officer of the registrant)
/s/ CARL J. LAURINO Carl J. Laurino	Treasurer and Interim Chief Financial Officer (principal financial officer and principal accounting officer of the registrant)
/s/ DEAN H. ANDERSON** Dean H. Anderson	Director
/s/ VIRGIS W. COLBERT** Virgis W. Colbert	Director
/s/ DANIEL W. DUVAL** Daniel W. Duval	Director
/s/ JAMES L. PACKARD** James L. Packard	Director
/s/ GILBERT F. RANKIN, JR.** Gilbert F. Rankin, Jr.	Director
/s/ ROBERT C. STIFT** Robert C. Stift	Director
/s/ ROBERT S. THROOP** Robert S. Throop	Director

*    Each of the signatures is affixed as of June 25, 2002.

**By:	/s/ MAURICE D. JONES
Maurice D. Jones, as attorney-in-fact

THE MANITOWOC COMPANY, INC

EXHIBIT INDEX
TO
FORM S-4 REGISTRATION STATEMENT

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
2.1	Agreement and Plan of Merger (the "Merger Agreement") by and among Grove Investors, Inc., The Manitowoc Company, Inc. and Giraffe Acquisition, Inc., dated March 18, 2002	Included as Annex A to the proxy statement and prospectus contained in this registration statement
3.1	Amended and Restated Articles of Incorporation, as last amended on May 26, 1998	Filed as Exhibit 3.1 to the registrant's registration statement on Form S-4 (Registration No. 333-85938) filed April 10, 2002.
3.2	Restated By-Laws, as amended through May 22, 1995	Filed as Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995
4.1	Articles III, V, and VIII of the Amended and Restated Articles of Incorporation	See Exhibit 3.1 above
4.2	Rights Agreement dated August 5, 1996 between the Registrant and First Chicago Trust Company of New York	Filed as Exhibit 4 to the registrant's current Report on Form 8-K filed on August 5, 1996
4.3	Credit Agreement dated as of May 9, 2001, among The Manitowoc Company, Inc., the lenders party thereto, and Deutsche Bank Trust Company Americas, as Agent	Filed as Exhibit 4.1 to the registrant's Report on Form 8-K dated as of May 9, 2001

4.4
As permitted by footnote 3 to the Exhibit Table in Item 601(a) of Regulation S-K with respect to a registration statement on Form S-4 prepared at a level prescribed by Form S-3, no instruments that define the rights of holders of long-term debt of Manitowoc and its consolidated subsidiaries are filed herewith. Reference is made to the exhibit index in Manitowoc's latest Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed under the Exchange Act, with respect to the filing of such instruments, the omission of instruments with respect to long-term debt not exceeding 10% of the total assets of Manitowoc and its subsidiaries on a consolidated basis as permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, and Manitowoc's agreement pursuant to such regulation to furnish a copy of any such omitted instrument to the Commission upon request.
5.1	Opinion of Quarles & Brady LLP as to the legality of the securities being registered	Filed as Exhibit 5.1 to the registrant's registration statement on Form S-4 (Registration No. 333-85938) filed April 10, 2002.
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois) as to certain U.S. federal income tax matters		X
10.1	Form of Affiliate Letter	Included as Exhibit A to the Merger Agreement
10.2	Form of Stock Restriction and Registration Rights Agreement by and among The Manitowoc Company, Inc. and certain of its shareholders	Included as Annex B to the proxy statement and prospectus contained in this registration statement
23.1	Consent of PricewaterhouseCoopers LLP, the registrant's independent accountants		X
23.2	Consent of Ernst & Young Audit, the independent accountants for Potain SA		X
23.3	Consent of KPMG LLP, Grove Investors, Inc.'s independent accountants		X
23.4	Consent of Quarles & Brady LLP	Contained in their opinion filed as Exhibit 5.1
23.5	Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois)	Contained in their opinion filed as Exhibit 8.1

23.6	Consent of Salomon Smith Barney Inc.	Filed as Exhibit 23.6 to the registrant's registration statement on Form S-4 (Registration No. 333-85938) filed April 10, 2002.
24.1	Power of Attorney	Contained in the signature page of this registration statement No. 333-85938, filed April 10, 2002.
99.1	Form of Proxy to be used in connection with the special meeting of shareholders of Grove		X
99.2	Forms of correspondence of Grove to Grove shareholders		X

QuickLinks

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT
SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE SPECIAL MEETING OF GROVE STOCKHOLDERS
THE MERGER AND THE MERGER AGREEMENT
THE STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT
MANITOWOC BUSINESS
GROVE BUSINESS
GROVE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PRINCIPAL STOCKHOLDERS OF GROVE
DESCRIPTION OF MANITOWOC CAPITAL STOCK
COMPARISON OF SHAREHOLDER RIGHTS
RIGHTS OF DISSENTING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
FUTURE STOCKHOLDER PROPOSALS
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
  ANNEX A
  ANNEX B
  ANNEX C
  ANNEX D
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
THE MANITOWOC COMPANY, INC EXHIBIT INDEX TO FORM S-4 REGISTRATION STATEMENT